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07023877

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Angang New Steel Co Ltd

*CURRENT ADDRESS

PROCESSED

MAY 3 1 2007

THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34663   FISCAL YEAR 12-31-06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

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OICF/BY: dly

DAT : 5/29/07

鞍鋼股份有限公司
ANGANG STEEL COMPANY LIMITED*

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(formerly known as "鞍鋼新軋鋼股份有限公司 (Angang New Steel Company Limited*)")

(Stock code : 0347)

Angang New Steel Co. Ltd.



Annual Report 2006



*For identification only

Contents



I.	Company Profile	2
II.	Financial and Business Highlights	5
III.	Chairman's Statement	10
IV.	Movement in Share Capital and Shareholders' Profile	18
V.	Details of Shareholders' General Meeting	26
VI.	Particulars of Directors, Supervisors and Senior Management	27
VII.	Report of the Directors	31
VIII.	Report of the Supervisory Committee	43
IX.	Management Discussion and Analysis	45
X.	Corporate Governance Report	55
XI.	Significant Events	64
XII.	Annual General Meeting	76
XIII.	Financial Statements	
	(Prepared in accordance with PRC Accounting Rules and Regulations)	78
	(Prepared in accordance with International Financial Reporting Standards)	139
	Supplementary Information	201
XIV.	Other Relevant Corporate Information	205
XV.	Documents Available for Inspection	206

The board of directors (the "Board"), Supervisory Committee ("Supervisory Committee") and the directors, Supervisors and Senior Management of Angang Steel Company Limited (the "Company") confirm that there are no false representations or misleading statements contained in, or material omissions from this annual report. The directors of the Company (the "Directors") severally and jointly accept responsibility for the truthfulness, accuracy, and completeness of the contents of this annual report.

The Company's Chairman Mr. Zhang Xiaogang, and Chief Accountant and Head of the Accounting Department, Ma Lianyong confirm that the financial statements in this annual report are true and complete.

The Board of the Company is pleased to announce the annual results of the Company and its jointly controlled entities (the "Group") for the year ended 31 December 2006.

COMPANY PROFILE

The Company is a joint stock limited company incorporated on 8 May 1997 with Anshan Iron and Steel Group Complex ("Angang Holding") as its sole promoter. Pursuant to the reorganisation of Angang Holding and the Company, the Cold Roll Plant, Wire Rod Plant and Thick Plate Plant were transferred to the Company by Angang Holding. The three plants represented a net asset value of Rmb2,028,817,600 as determined by the State-owned Assets Administration Bureau and 1,319,000,000 domestic State-owned legal person shares with a nominal value of Rmb1 each were issued to Angang Holding as consideration for these plants.

On 22 July 1997, the Company issued 890,000,000 H Shares at HK$1.63 per share which were listed on The Stock Exchange of Hong Kong Limited on 24 July 1997. The Company subsequently issued 300,000,000A Shares at Rmb3.90 per share on 16 November 1997, of which 285,505,400 shares were offered to the public and 14,494,600 shares were allotted to the employees of the Company. Trading of the 285,505,400 shares offered domestically, and the 14,494,600 employees' shares allotted to the employees of the Company commenced on the Shenzhen Stock Exchange on 25 December 1997 and 26 June 1998, respectively.

On 15 March 2000, the Company issued A share convertible debentures amounting to Rmb1.5 billion in the People's Republic of China (the "PRC"). On 14 March 2005, the Company paid the principal and interest accrued for the A share convertible debentures upon their maturity. Trading in A share convertible debentures ended on the same day. A total of 453,985,697 A shares were converted from the convertible debentures of the Company.

COMPANY PROFILE *(continued)*

On 26 January 2006, the Company issued 2,970,000,000 A shares at Rmb4.29 per share to Angang Holding as partial payment for the consideration for the acquisition of 100% share capital of Angang New Steel and Iron Company Limited ("ANSI"). The registration for custody of such shares at Shenzhen Branch of China Securities Registration and Clearing Corporated Limited completed on 23 February 2006 and they will not be traded or transferred within 36 months from 23 February 2006. The total number of shares of the Company was increased to 5,932,985,697 following such issue.

On 20 June 2006, it was approved at the annual general meeting of the Shareholders of the Company for the year 2005 to change the Chinese name of the Company from "鞍鋼新軋鋼股份有限公司" to "鞍鋼股份有限公司" and the English name was changed from "Angang New Steel Company Limited" to "Angang Steel Company Limited". On 29 September 2006, the Company received its new "Business License for Enterprise Legal Person" reflecting such change of name.

In December 2005, the Company implemented the state-owned share reform, pursuant to which Angang Holding, the holder of the non-tradable shares of the Company, offered 2.5 A shares and 1.5 "鞍鋼 JTC1" warrants for every 10 shares held by the holders of tradable A shares on the record date for the state-owned share reform, and Angang Holding offered a total of 188,496,424 A shares and 113,097,855 "鞍鋼 JTC1" warrants to the holders of the tradable A shares. The "鞍鋼 JTC1" warrants expired in December 2006. A total of 110,601,666 warrants were exercised as a result of which, Angang holding transferred 110,601,666 shares to holders of the tradable A shares at Rmb3.386 per share. The "鞍鋼 JTC1" warrants which were not exercised on the date of expiry was cancelled thereafter. Following the exercise of such warrants, the total number of shares of the Company remained unchanged, comprising 3,989,901,910 A shares held by Angang Holding, 1,053,083,787 A shares held by the other A shareholders and 890,000,000 H shares held by the H Shareholders.

The Company's principal activities include production and sale of steel products such as hot rolled sheets, cold rolled sheets, galvanized steel sheets, colour coating plates, silicon steel, moderately thick plates, wire rods, large steel products and seamless steel pipes. These products are widely used in automobile, construction, ship-building, home electrical appliances, railway construction industries and in the manufacture of pipelines. The Company's products are competitive in the domestic and foreign market and its equipment is of an advanced standard in the PRC.



COMPANY PROFILE *(continued)*

1.	Legal Name of the Company	
	(in Chinese):	鞍鋼股份有限公司
	(in English):	ANGANG STEEL COMPANY LIMITED
2.	Legal Representative of the Company:	Liu Jie (Zhang Xiaogang will become the legal representative on 26 March 2007)
3.	Company Secretary:	Fu Jihui
	Company Address:	1 Qianshan Road West, Qianshan District, Anshan City, Liaoning Province, the PRC
	Telephone:	86-412-8417273 86-412-8419192
	Fax:	86-412-6727772
4.	Registered Address of the Company:	Production Area of Angang Steel Tie Xi District, Anshan City, Liaoning Province, the PRC
	Postal Code:	114021
	E-mail Address:	ansteel@ansteel.com.cn
5.	Company's Annual Report available at:	Secretarial office of the Board of Directors of the Company
	Stock Exchange Listings:	A Shares: Shenzhen Stock Exchange H Shares: The Stock Exchange of Hong Kong Limited
	Abbreviations:	A Shares: Angang Steel H Shares: Angang Steel
	Stock Code:	A Shares: 000898 H Shares: 0347

PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

Unit: Rmb million

	2006	2005	2004
Turnover	**54,596**	26,488	23,228
Profit before taxation	**9,387**	3,036	2,664
Taxation	**2,293**	919	867
Profit for the year attributable to equity shareholders of the Company	**7,094**	2,117	1,797
Total assets	**58,936**	14,224	14,900
Total liabilities	**28,935**	2,973	4,878
Total equity attributable to equity shareholders of the Company	**30,001**	11,251	10,022
Net assets per share *(Rmb)*	**5.06**	3.80	3.38
Earnings per share (basic) *(Rmb)*	**1.196**	0.715	0.607
Earnings per share (diluted) *(Rmb)*	**—**	—	0.606
Return on net assets	**23.64%**	18.82%	17.94%



PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS

1. The Group's main accounting data for the year

For the year ended 31 December 2006

Unit: Rmb million

Item	Amount
Total profit	9,213
Net profit	6,845
Net profit before deduction of non-operating items	7,111
Profit from principal operations	12,980
Profit from other operations	14
Operating profit	9,607
Investment gain	3
Non-operating net expenses	(397)
Net cash flow arising from operating activities	11,084
Net increase in cash and cash equivalents	1,136

Note: Amounts of profit and loss of non-operating items deducted by the Group during the reporting period:

No.	Non-operating items	Effect on profit *(Rmb million)*
1	Non-operating income	11
2	Non-operating expenses	(408)
3	Relevant income tax	131
4	Total	(266)

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

2. **The Group recorded net profit of Rmb6,845 million under PRC Accounting Rules and Regulations and net profit of Rmb7,094 million under IFRS for 2006. The difference was Rmb249 million and the reasons are as follows:**

   (1) Profit decreased by Rmb3 million due to the written off of pre-operating expenses of the jointly controlled entity;

   (2) Profit increased by Rmb5 million due to amortisation of revaluation of land use rights;

   (3) Profit increased by Rmb168 million due to capitalisation of general loan interests;

   (4) Profit increased by Rmb1 million due to cancellation of payables;

   (5) Profit increased by Rmb3 million due to receipt of government grant; and

   (6) Profit increased by Rmb75 million due to deferred taxation.



PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

3. Major accounting data and financial indices of the Group for the recent three years

Unit: Rmb million

Item	2006	2005	2004
Income from principal operations	**54,596**	26,488	23,228
Net profit	**6,845**	2,079	1,776
Net profit before deduction of non-operating items	**7,111**	2,079	1,777
Total assets	**58,430**	14,290	15,343
Shareholders' funds (excluding minority interests)	**29,834**	11,329	10,134
Earnings per share (weighted average) *(Rmb)*	**1.204**	0.702	0.600
Earnings per share (diluted) *(Rmb)*	**1.154**	0.702	0.600
Net assets per share *(Rmb)*	**5.03**	3.82	3.42
Adjusted net assets per share *(Rmb)*	**5.03**	3.82	3.42
Net cash flows per share from operating activities *(Rmb)*	**1.868**	0.862	0.538
Return on net assets (diluted)	**22.94%**	18.35%	17.53%
Return on net assets (weighted average)	**26.44%**	19.52%	18.62%
Return on net asset after deduction of non-operating items (weighted average)	**27.47%**	19.52%	18.63%

4. Return on net assets and earnings per share for the reporting period of 2006 as calculated in accordance with the "Regulations for Preparation and Reporting of Information Disclosure by Listed Companies (No.9)" issued by China Securities Regulatory Commission

	Return on net assets (%)		**Earnings per share (Rmb / share)**	
Profit for the reporting period	**Fully diluted**	**Weighted average**	**Fully diluted**	**Weighted average**
Profit from principal operations	43.51	50.15	2.188	2.283
Operating profit	32.20	37.12	1.619	1.690
Net profit	22.94	26.44	1.154	1.204
Net profit before deduction of non-operating gains and loss	23.84	27.47	1.199	1.251

PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS *(continued)*

5. Changes in shareholders' funds during the reporting period (prepared under PRC accounting rules and regulations)

Unit: Rmb million

Item	Share capital	Capital reserve	Surplus reserves	Including: Statutory public welfare fund	Undistributed profits	Total shareholders' funds
As at 1 January 2006	2,963	3,090	1,544	772	3,732	11,329
Increase in 2006	2,970	9,757	684	—	6,845	20,256
Decrease in 2006	—	—	—	772	1,751	1,751
As at 31 December 2006	5,933	12,847	2,228	—	8,826	29,834

Reasons for changes:

(1) Share capital increased as a result of the additional 2,970 million shares issued to Angang Holding as part of the consideration for acquisition of the 100% share equity in ANSI by the Company from Angang Holding.

(2) Capital reserve increased attributable to the share premium of Rmb9,753 million as a result of the additional 2,970 million shares issued to Angang Holding, the increase of Rmb1 million in cancelled payables, and a reward of Rmb3 million for renowned brands received from the Finance Bureau of Anshan municipal government.

(3) The increase in surplus reserve was attributable to the contribution of 10% of the net profit.

(4) The decrease in statutory public welfare fund was attributable to contribution of Rmb772 million of public welfare balance of the Company as at 31 December 2005 to the statutory surplus reserve in accordance with Notice on Certain Corporate Financial Treatment after Implementation of Company Law issued by the Ministry of Finance of the People's Republic of China.

(5) Undistributed profit increased as a result of net profit generated from operating activities for the year. The decrease in undistributed profit was attributable to the contribution of Rmb684 million (10% of the net profit) to the surplus reserve, and the dividend payment amounting to Rmb1,067 million.



On behalf of the Board of Angang Steel Company Limited, I am pleased to present the Annual Report of the Group for the year ended 31 December 2006 and hereby extend my gratitude to all the shareholders.

OPERATING RESULTS FOR 2006

Based on the IFRS, the Group recorded a profit attributable to equity shareholders of Rmb7,094 million for the year ended 31 December 2006, representing an increase of 235.10% as compared with the previous year, and its basic weighted average earnings per share was Rmb1.196.

Based on the PRC GAAP, the Group recorded a net profit of Rmb6,845 million for the year ended 31 December 2006, representing an increase of 229.24% as compared with the previous year, and its basic weighted average earnings per share was Rmb1.204. Its diluted earnings per share was Rmb1.154.

PROFIT APPROPRIATION

In accordance with the PRC laws and regulations and the articles of association of the Company, the Company contributed Rmb684 million out of its net profit of Rmb6,839 million for 2006 based on the PRC GAAP to the statutory surplus reserve fund. Together with the undistributed profits of Rmb3,744 million in the beginning of 2006, the profits attributable to shareholders amounted to Rmb9,899 million. After deducting the dividend of Rmb1,067 million for 2005, the Company's profits available for distribution to shareholders was Rmb8,832 million as at the end of 2006. Rmb6,155 million of profits attributable to shareholders was recorded in 2006. The Board recommended a dividend of Rmb0.58 per share (inclusive of tax) for 2006 based on the total share capital of 5,932,985,697 shares as at 31 December 2006 and Rmb3,441 million of profit attributable to shareholders was distributed to shareholders. After implementation of the distribution plan, the balance of distributable profits attributable to shareholders was Rmb5,391 million . The proposed dividend is subject to shareholders' approval at the 2006 Annual General Meeting.

BUSINESS REVIEW

1. Historical highs in production and operation indexes

During the reporting period, the Group produced 15.152 million tonnes of iron and 15.1668 million tonnes of steel, representing an increase of 348.70% as compared with the previous year. Production volume of steel materials increased by 131.90% to 14.0235 million tonnes, as compared with the previous year, which included 2,385,600 tonnes of cold rolled sheets, 1,004,300 tonnes of galvanized steel sheets and colour coated plates, 1,097,500 tonnes of thick plates, 943,800 tonnes of wire rods, 716,100 tonnes of large steel products, 5,440,300 tonnes of hot rolled sheets, 800,400 tonnes of cold rolled silicon steel, 947,900 tonnes of medium plates, 93,200 tonnes of medium plates, 39,300 tonnes of small sections and 555,100 tonnes of seamless steel pipes.

Both sales income and profit of the Company have reached historical highs. Profit margin of sales, profit margin of cost and earnings per share were maintained at a leading level in the industry of the PRC.



BUSINESS REVIEW *(continued)*

2. Further achievements in technological development

The Company took efforts to focus on technological improvement and innovation, in order to further develop its strength in advanced technology and equipment. During the year, a total of 3.439 million tonnes of new products were developed, trial produced and launched, representing an increase of 1.43 million tonnes of products over the same period last year. The Company carried out 213 research projects, a historical high for the Company. The Company succeeded in trial production and supplying its own developed 1,900mm pipeline steel plate, being the widest of such product available domestically. The Company's X100 pipeline steel passed the appraisal by Xi'an Pipe Material Research Institute of CNPC, and the Company became the first domestic manufacturer capable of producing X100 pipeline steel. The steel for thick plate hot bending pipes replaced the imported products and were used in the Sichuan-Chongqing Gas Transmission Pipeline Project. The steel for spiral cases were developed and used in the Xiaowan Hydropower Station and Pubugou Hydropower Station, and the Company became a key production and supply base of the steel for spiral cases in the PRC. The strong hot rolled two-facet enamel steel sheet filled a domestic demand and was successfully applied in key projects such as Beijing Olympics and Jiuquan Satellite Launching Complex. With a major breakthrough in the research and development of strong cold rolled steel for motorcars (DP steel and TRIP steel), the Company became a major motorcar plate supplier for Volkswagen around the world. The 70L tire steel cord products passed the certification by Bekaert Group, the largest tire cord product enterprise in the world. The steel products developed by the Company for strong and ultra-strong ship structures and ocean engineered structures passed the stringent certification by shipping societies of 9 countries including UK and Norway. The types of steel supplied by the Company increased from 10 to 128, and the maximum thickness from 40mm to 100mm. The Company's products achieved leading position in the domestic market and achieved international standard while "ANGANG" brand was recognized as a "China Famous Brand".

3. Outstanding marketing management

The Company improved the market-oriented marketing management system which integrated the sale, development and production processes. The Company restructured its product mix to satisfy different customer demands, with a focus on development of markets for specialized steel materials such as hot rolled steel, cold rolled steel, coated plates, silicon steel, medium and thick plates and long steel products. 11.07 million tonnes of specialized steel materials were produced in 2006, representing a year-on-year increase of 4.78 million tonnes.

The Company focused on developing its direct supply business and as a result, the Company's direct sales reached 6.12 million tonnes, accounting for 57.15% of the domestic sales volume. The Company also actively expanded export of its products, and it recorded an export volume of 3.35 million tonnes, which accounted for 23.82% of the commodities. The Company also actively participated in the key domestic construction project to improve "ANGANG" brand image.

BUSINESS REVIEW *(continued)*

4. **Smooth progress in technology renovation and achievement of designed output and efficiency**

With No. 2 and 3 new blast furnaces, new converters, and production lines 2150 and 2130 as the core production base of the 5,000,000 tonne quality plate in the western region being completed and commercial operation having commenced, the Company's production efficiency has increased significantly.

The construction of Bayuquan Area has also kicked off and achieved the relevant milestones.

5. **Remarkable Results of Business Reorganisation**

The Company completed the reorganisation of its core steel business.

It also deepened and integrated the management systems and optimised business processes to reserve talents for Bayuquan Area. Pursuant to the reorganisation, the Company established the quality inspection Centre, the medium and thick plate plant, the No. 3 Steel Smelting and Rolling Plant, the raw materials processing, storage and transportation centre and the energy power plant, and terminated the arrangement of having a separate shaped materials factory and a steel smelting factory in the western region. The remuneration management system was improved by the establishment of a methodical and effective incentive mechanism which matched remuneration with employee position. The Company also carried out further reforms to its personnel mangement system by implementing public election of executive officers and open hiring of management personnel on a competitive basis, and has hence established a HR system that relies on competition, employee fluidity and role mobility.



BUSINESS REVIEW *(continued)*

6. Improvement in corporate governance

In order to inculcate a "micro management" ideology, clearly define management responsibilities and improve management performance, the Company redeveloped and improved its QEO management systems, established a methodical, efficient, simple and appropriate system and published its QEO management manuals, 59 management procedure documents and 128 managements directives. The Company successfully passed the re-examination and certification on its QEO management system and the TS16949 annual inspection on its motorcar plates.

To strengthen comprehensive budget management, the Company established an index-based assessment system and warning mechanism which allow effective control over all types of expenses. The Company has also fully implemented a standard process-based cost management system, which allows for a more refined cost analysis and improved process cost control. The Company's Establishment and Implementation of Standard Process Cost Management System for Iron and Steel Enterprises won the second prize award for management modernisation and innovation by state-level enterprises.

The Company improved its quality management system and carried out trainings and application of quality management tools, thereby improving overall quality management. By enhancing the process discipline, improving and optimising product process routes and process parameters, the Company aims to reduce quality defects and improve the quality and grade of its products. The percentage of the Company's products which reached international quality standard was 74.25%, an increase of 3.74 percentage points compared with the previous year.

The ERP system was successfully implemented. The production processes such as steel smelting, hot rolling and cold rolling and galvanising in the eastern region were "digitised" and as a result, the whole business process involving sales, quality inspection, production, testing and examination, storage and transportation and settlement management have been accelerated. The Company has achieved its goals of real-time production control, faster access to customers and improved production efficiency.

7. Development in strategic cooperation

The Company places significant importance to the management of external investments and cooperation, and has established a dedicated investment management structure to centralise management of all external investment projects. In order to enlarge the Company's investments in upstream and downstream enterprises of the core steel business, the Company entered into cooperative discussions with large state-owned coal enterprises including Heilongjiang LongMei Mining Group and Shanxi Coking Coal Group and entered into a Framework Agreement on Comprehensive Strategic Cooperation and a 20-year Strategic Cooperation Agreement on Purchase and Sale with Shanxi Coking Coal Group. The Company also entered into agreement with ThyssenKrupp Stahl AG ("ThyssenKrupp") to increase capital in ANSC-TKS Galvanizing Co., Ltd. ("ANSC-TKS") to jointly establish the second production line for galvanised plates and to establish and co-invest in ANSC-TKS Steel Logistics (Changchun) Company Limited ("TKAS-SSC"), a steel product processing centre in Changchun which is currently under construction.

CORPORATE GOVERNANCE OF THE COMPANY

1. Structure of Corporate Governance of the Company

The Company operates strictly in accordance with the requirements of the Company Law, Securities Law, relevant rules of the China Securities Regulatory Commission as well as the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited ("Listing Rules") and the Rules Governing the Listing of Shares on the Shenzhen Stock Exchange, and establishes a sound corporate governance system.

Four special committees have been set up by the Board with independent non-executive directors acting as conveners of the Remuneration and Appraisal Committee, the Audit Committee and the Nomination Committee, and accounting for the majority of such committees' members.

2. Discharge of Duties by Independent Non-executive Directors

The Company has appointed independent non-executive directors and established guidelines for the independent non-executive directors. The independent non-executive directors have discharged their duties in accordance with the requirements of the relevant laws and regulations, and have expressed their independent opinions on significant matters of the Company in order to safeguard the interests of the Company and the minority shareholders.

Attendance of the independent non-executive Directors at the Board meetings of the Company in 2006 are set out as follows:

Name of independent non-executive Director	Required attendance at the Board meetings in 2006	Attendance in person (number of times)	Attendance by proxy (number of times)	Absence (number of times)	Remark
Wu Xichun	6	5	1	—	Appointed as an independent non-executive Director of the Company on 20 June 2006
Wang Linsen	9	9	—	—	—
Liu Yongze	9	9	—	—	—
Francis Li Chak Yan	9	9	—	—	—
Wang Xiaobin	9	8	1	—	—

3. The Company is completely independent of its controlling shareholder in terms of business, staff, assets, organization, finance, etc. Such independent corporate structure and operation are in compliance with the requirements of relevant legislation. The Company has an independent and complete business and is capable of operating independently.

4. Appraisal and Incentive Mechanism for the Senior Management

The Company has set up position-based and risk-based salary schemes for the senior management. The position-based salary scheme is linked to the Company's overall operating results while the risk-based salary system is linked to the performance and responsibilities assumed by individuals.

DEVELOPMENT PLAN FOR 2007

1. Analysis on the Steel Market and Opportunities and Challenges Faced by the Company

Year 2007 will be a crucial year for the Company to achieve new goals as it adapts to new circumstamces and faces new challenges and realize new development. The Company will face both growth opportunities and austere challenges.

The global economy is expected to increase by 4.9% in 2007 and the PRC economy is expected to increase by approximately 10%. The overall development trend remains good. The PRC government will continue to implement a series of macro economic control policies to facilitate industry consolidation and encourage consumption structure, which will stimulate further demand of the domestic steel product market. The Company internally considers that the Company's improved product grade and core competitiveness are qualities which will enable the Company to compete with the world's first class iron and steel enterprises. The Company has commenced the construction of the new Bayuquan area project which will provide further development impetus for the Company's development in the future.

2 Operation Plan for Year 2007

The Company will construct a harmonious enterprise and develop the Bayuquan Iron and Steel Project into a modern iron and steel area, which will turn the Company into an internationally competitive iron and steel enterprise with the strongest international competitiveness.

(1) To make further progress in production and operation.

(2) To implement the technical innovation strategy so as to, become an innovative enterprise with a recognized brand for high quality.

(3) To implement marketing expansion strategy, realize extension of core business, reinforce and expand domestic "double high" product market and also accelerate internationalisation of the Company's operations.

(4) To implement the development strategy of coordination for harmony, further enhance market competitiveness.

(5) To strengthen the production team and thereby achieve new breakthroughs, gain a better control over iron refinery production, realise the stable implementation of full procedures, and accelerate the progress of achieving designed output and standard in the entire production line of the western region.

(6) To accelerate technological innovation and through overall equipment improvement, achieve new breakthroughs with the overall upgraded equipment; to organize new projects more efficiently to ensure on schedule commencement of the newly constructed projects; to continue the improvement work in the western district project; and enhance the efforts in managing technology renovation projects.

DEVELOPMENT PLAN FOR 2007 *(continued)*

2 Operation Plan for Year 2007 *(continued)*

(7) To improve the operation system and through further business reorganization, achieve further breakthroughs. To further elaborate on the policy reform in personnel, staffing and allocation, for improvement of human resources management, better integration of human resources system.

(8) To strengthen its corporate governance and thereby achieve new breakthrough on the improvement of overall production efficiency.

(9) To prepare for the construction of the the Bayuquan Iron and Steel Project and lay a good foundation when it commences production in future.

3. Capital Requirements, Utilisation Plan and Funding Sources for 2007

In connection with the acquisition of the 100% equity interests of ANSI from Angang Holding, the Company has to pay the deferred consideration for such acquisition to Angang Holding in three instalments in equal amount within three years following the date of transfer under the acquisition agreement. The deferred consideration payable by the Company in 2007 is approximately Rmb2.3 billion.

The Company's investment in the Bayuquan iron and steel project is approximately Rmb22.6 billion. The Company intends to invest Rmb12 billion in 2007. In addition, the Company will invest in technical innovation projects including Chemical Project Phase III and 1450 Cold Rolled Project, and plans to invest Rmb7 billion in 2007.

The capital required by the Company in 2007 will be mainly financed by bank loans, cash flow from operating activities and capital market financing.

Zhang Xiaogang
Chairman

Anshan City,
Liaoning Province, the PRC
10 April 2007

MOVEMENT IN SHARE CAPITAL

As at 31 December 2006, the share structure of the Company was as follows:

Unit: Share

	At 1 January 2006		Increase (+)/decrease (-) during the year			At 31 December 2006	
	Number	Percentage (%)	Issue of additional shares	Other	Sub-total	Number	Percentage (%)
I. Shares subject to trading moratorium	1,130,539,826	38.15	+2,970,000,000	-110,611,316	+2,859,388,684	3,989,928,510	67.25
1. State-owned shares	1,130,503,576	38.15	+2,970,000,000	-110,601,666	+2,859,398,334	3,989,901,910	67.25
2. State-owned legal person shares	—	—	—	—	—	—	—
3. Other domestic shares	36,250	0.00	—	-9,650	-9,650	26,600	0.00
Including: shares held by domestic corporations	—	—	—	—	—	—	—
share held by domestic individuals	36,250	0.00	—	-9,650	-9,650	26,600	0.00
4. Foreign investment shares	—	—	—	—	—	—	—
Including: shares held by overseas corporations	—	—	—	—	—	—	—
shares held by overseas individuals	—	—	—	—	—	—	—
II. Shares not subject to trading moratorium	1,832,445,871	61.85	—	+110,611,316	+110,611,316	1,943,057,187	32.75
1. Ordinary domestic shares	942,445,871	31.81	—	+110,611,316	+110,611,316	1,053,057,187	17.75
2. Domestically listed foreign investment shares	—	—	—	—	—	—	—
3. H shares	890,000,000	30.04	—	—	—	890,000,000	15.00
4. Others	—	—	—	—	—	—	—
III. Total shares	2,962,985,697	100.00	+2,970,000,000	—	+2,970,000,000	5,932,985,697	100.00

MOVEMENT IN SHARE CAPITAL *(continued)*

Note: Reasons for the changes in the share structure during the reporting period:

(1) The company issued 2,970 million new shares to Angang Holding on 26 January 2006 as part of the consideration for acquisition of the 100% equity interest in ANSI by the Company.

(2) The "鞍鋼JTC1"warrants issued by Angang Holding in December 2005 was due for exercise in December 2006, resulting in the decrease of 110,601,666 shares of the Company held by Angang Holding.

(3) Due to the said reasons, the number of state-owned shares increased by 2,859,398,334 shares.

(4) Domestic shares subject to trading moratorium decreased by 9,650 shares. This is mainly attributable to the shares of the Company held by Mr. Yao Lin, a former Director of the Company and Mr. Zhou Fa, a former supervisor of the Company released from moratorium as there has been six months from their resignation, and the exercise of "鞍鋼JTC1"warrants held by the Directors and supervisors of the Company.

(5) Due to these said reasons, the number of shares subject to trading moratorium increased by 2,859,388,684 shares.

(6) The shares not subject to trading moratorium and the ordinary domestic shares not subject to moratorium increased by 110,611,316 shares respectively, as a result of the exercise of the "鞍鋼JTC1"warrants upon expiry and the shares held by Mr. Yao Lin, a former director of the Company and Mr. Zhou Fa, a former supervisor of the Company, released from moratorium.

DETAILS OF SHAREHOLDERS

1. As at 31 December 2006, the Company has a total of 62,336 shareholders, of which 307 were holders of H shares.

2. As at 31 December 2006, the 10 largest shareholders, the 10 largest shareholders not subject to trading moratorium and their respective shareholdings were as follows:

Name	Capacity	Percentage of shareholding (%)	Number of shares	Number of shares subject to trading moratorium	Number of shares pledged / frozen
Angang Holding	Holder of state-owned shares	67.25%	3,989,901,910	3,989,901,910	–
HKSCC Nominees Limited	Holder of H shares	14.86%	881,436,159	–	Unknown
中國工商銀行－嘉實策略增長混合型證券投資基金	Other	0.88%	52,208,266	–	Unknown
泰和證券投資基金	Other	0.60%	35,884,172	–	Unknown
中國人壽保險股份有限公司－分紅－個人分紅－005L-FH002深	Other	0.50%	29,463,919	–	Unknown
全國社保基金－零六組合	Other	0.46%	27,126,732	–	Unknown
國際金融－滙豐－MORGAN STANLEY & CO. INTERNATIONAL LIMITED	Other	0.45%	26,446,590	–	Unknown
中國建設銀行－華夏優勢增長股票型證券投資基金	Other	0.42%	25,039,557	–	Unknown
國泰君安－花旗－DEUTSCHE BANK AKTIENGESELLSCHAFT	Other	0.42%	24,916,422	–	Unknown
中銀萬國－農行－BNP PARIBAS	Other	0.42%	24,796,108	–	Unknown

DETAILS OF SHAREHOLDERS *(continued)*

2. As at 31 December 2006, the 10 largest shareholders, the 10 largest shareholders not subject to trading moratorium and their respective shareholdings were as follows: *(Continued)*

Name	Number of shares not subject to trading moratorium	Class of shares
HKSCC Nominees Limited	881,436,159	H shares
中國工商銀行－嘉實策略增長混合型證券投資基金	52,208,266	Ordinary domestic shares
泰和證券投資基金	35,884,172	Ordinary domestic shares
中國人壽保險股份有限公司－分紅－個人分紅－005L-FH002深	29,463,919	Ordinary domestic shares
全國社保基金一零六組合	27,126,732	Ordinary domestic shares
國際金融－滙豐－MORGAN STANLEY & CO. INTERNATIONAL LIMITED	26,446,590	Ordinary domestic shares
中國建設銀行－華夏優勢增長股票型證券投資基金	25,039,557	Ordinary domestic shares
國泰君安－花旗－DEUTSCHE BANK AKTIENGESELLSCHAFT	24,916,422	Ordinary domestic shares
申銀萬國－農行－BNP PARIBAS	24,796,108	Ordinary domestic shares
中國工商銀行－南方穩健成長貳號證券投資基金	22,545,187	Ordinary domestic shares

Explanations of the connected relationship or concerted action among the shareholders mentioned above:

Angang Holding, the largest shareholder of the Company, has no relationship with any of the other 10 largest shareholders of the Company or any of the 10 largest shareholders not subject to trading moratorium. Nor is Angang Holding a party to any concerted action as described in the Procedures for the Administration of Information Disclosure for Movement in Shareholdings of the Shareholders of Listed Companies. The Company is not aware of any connected relationship among other shareholders of the Company or any parties acting in concert as described in Procedures for the Administration of Information Disclosure for Movement in Shareholdings of the Shareholders of Listed Companies.

DETAILS OF SHAREHOLDERS *(continued)*

3. Details of the controlling shareholder of the Company

Controlling shareholder:	Angang Holding
Legal representative:	Liu Jie (Zhang Xiaogang with effect from 14 February 2007)
Year of incorporation:	1948
Principal business:	Production of steel products, metal products (non-franchise), cast iron tubes, metal structures, metal wire and products, sintering and coking products, cement, power generation, metallurgical machinery and parts, electrical machinery, electricity transmission and supply and control facilities and meters, mining of iron and manganese ores, refractory earth and stone extraction.
Principal products:	Steel pressing products and metal products
Registered capital:	Rmb10,794 million
Shareholding structure:	Wholly-owned by the State of the PRC

4. Shareholding and controlling structure between the Company and its ultimate controlling shareholder


The State-owned Assets Supervision and Administration Commission of the State Council
100%
Angang Holding
67.25%
Angang Steel Company Limited

DETAILS OF SHAREHOLDERS *(continued)*

5. Interests and short positions in the shares and underlying shares of the Company held by substantial shareholders and others

Save for disclosed below, as at 31 December 2006, none of other persons (other than the Company's directors, supervisors and senior management) had any interest or short position in the shares or underlying shares of the Company as recorded in the register required to be kept by the Company under Section 336 of the Securities and Futures Ordinance (Chap 571, the Laws of Hong Kong ("SFO")).

Interest in ordinary shares of the Company

Name of shareholder	Number and class of shares	Percentage in total share capital	Percentage in total issued H shares	Percentage in total issued domestic shares	Capacity
Angang Holding	3,989,901,910 State-owned Shares	67.25%	—	79.12%	Beneficial owner
HKSCC Nominees Limited	881,436,159 H Shares	14.86%	99.04%	—	Nominee

DETAILS OF SHAREHOLDERS *(continued)*

6. Expected expiry dates of the trading moratorium on the shares of the Company

The following expected timetable of the expiry dates of various trading moratoria on the shares of the Company listed on the Shenzhen Stock Exchange assumes there will be no change in the total share capital of the Company and the shareholdings of its directors, supervisors and senior management from the date hereof to 1 January 2011:

Date	Number of shares released	Total number of outstanding shares subject to moratorium	Total number of outstanding shares not subject to moratorium	Explanation
31 December 2006	110,611,316	3,989,928,510	1,943,057,187	Exercise of "鞍鋼JTC1" warrant upon expiry and trading moratorium released after expiry of lock-up period for those directors and supervisors who resigned.
2 December 2008	430,110,492	3,559,818,018	2,373,167,679	Lock-up period of 36 months for a portion of shares expired but restriction that the stake in the Company held by Angang Holding should not be less than 60% as at the end of 2010 is still effective.
23 February 2009	—	3,559,818,018	2,373,167,679	Lock-up period of 36 months for a portion of shares expired but restriction that the stake in the Company held by Angang Holding should not be less than 60% as at the end of 2010 is still effective.
1 January 2011	3,559,791,418	26,600[1]	5,932,959,097	Lock-up period pledged by Angang Holding expired and the trading moratorium was released.

Note: (1) Representing the number of the shares held by the directors, supervisors and senior management of the Company which are subject to a trading moratorium till the expiry of 6-month after his resignation.

DETAILS OF SHAREHOLDERS *(continued)*

7. Trading moratorium on the former holders of non-tradable shares out of the 10 largest shareholders as at 31 December 2006

Unit: Share

No.	Name	Number of shares subject to moratorium	Expiry date of moratorium	Number of shares released from moratorium	Trading moratorium
1	Angang Holding	3,989,901,910	2 December 2008	430,110,492	1. The shares held by Angang Holding following the completion of the State-owned Share Reform Plan will be subject to a trading moratorium of 36 months from the date of the listing of such shares except for the state-owned shares to be transferred to the holders of tradable A shares upon his/her exercise of the warrants;
			1 January 2011	3,559,791,418	2. On 23 February 2006, the Company issued a total of 2.97 billion tradable A shares to Angang Holding. Such shares were deposited to Angang Holding's account and are subject to a trading moratorium of 36 months from the completion of the transfer of such shares to Angang Holding; 3. Angang Holding shall maintain a minimum of 60% shareholding in the Company following the completion of the acquisition of 100% equity interest in ANSI till 31 December 2010.

1. On 20 June 2006, the Company convened the 2005 Annual General Meeting, resolutions of which were published in China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 21 June 2006.

2. On 29 September 2006, the Company convened the 2006 first extraordinary general meeting, resolutions of which were published in China Securities Journal, Securities Times, Shanghai Securities News, the website (www.cninfo.com.cn) on 9 October 2006, Hong Kong Economic Times and The Standard on 3 October 2006.

1. MEMBERS OF THE BOARD

Executive Directors

Mr. Liu Jie, aged 63, a professor-grade senior engineer and a fellow of the PRC Faculty of Engineering. Mr. Liu was the General Manager of Anshan Iron & Steel Group Complex from 1994 to January 2007 and the Chairman of the Company from 1997 to February 2007. Mr. Liu had worked in Wuhan Iron & Steel Corporation for 27 years and held various senior positions including Plant Manager of the Hot Strip Plant and the First Deputy General Manager and Chief Engineer of Wuhan Iron & Steel Complex. He is an alternate member of the 16th Central Committee of the Communist Party of the PRC and a representative in the 10th National People's Congress. Mr. Liu was awarded the Technology Progress Reward by Ho Leung Ho Li Foundation (何梁何利基金科技進步獎) in 1998. He was elected as the 2nd Environmental Protection Ambassador of the PRC in 2005, He received Yuen Po Wah Corporate Management Golden Award from China Corporate management Science Foundation. Mr. Liu has also been granted the title of "Specialist with Outstanding Contribution to the State (對國家有突出貢獻的專家) and received several National Science Progress Awards from the PRC government and enjoyed special government subsidy. Mr. Liu graduated from Wuhan Institute of Iron and Steel with a Bachelor's degree and from the postgraduate program of Beijing Institute of Iron and Steel in metallurgical engineering.

Mr. Tang Fuping, aged 49, is the Vice Chairman and the General Manager of the Company, and a professor-grade senior engineer. Mr. Tang graduated from North-eastern University with a master degree in engineering. He joined Anshan Iron & Steel Group Complex in 1982. He has served as the factory manager of the No.3 Steel Smelting Plant of Anshan Iron & Steel Group Complex, general manager of Angang New Steel Company Limited, general manager of Angang New Steel and Iron Company Limited, and deputy general manager of Anshan Iron & Steel Group Complex.

Mr. Yang Hua, aged 45, the Vice Chairman of the Company, is the Secretary to the Party Committee of Angang Holding and an associate professor. Mr. Yang graduated from the Faculty of Philosophy of Beijing University in 1990 with a Master's degree. He joined Angang Holding in the same year and has been a Deputy Head of the Education Division of Angang Party School, Deputy Secretary to the Party Committee of Iron Smelting Plant and Half Continuous Rolling Plant of Angang Holding, Secretary to the Party Committee of Iron Smelting Plant of Angang Holding, the Head of Angang Holding Office, Assistant to General Manager of Angang Holding, Secretary to the Party Committee of the Company, Deputy Secretary to the Party Committee of Angang Holding and Secretary to the Party Committee of ANSI.

Mr. Huang Haodong, aged 42, is a Director and the Deputy General Manager of the Company and a senior engineer. Mr. Huang graduated from the North-East University with a master degree. He joined Angang Holding in 1994 and ,has held the positions of the Deputy Head of Secretary Department of Angang Holding; Deputy Factory Manager and Factory Manager of Angang Small Steel Product Plant; Deputy Factory Manager and Factory Manager of Hot Rolled Strip Plant of Angang New steel and Iron Company Limited; Assistant to General Manager of ANSI and concurrently Factory Manager of the Hot Rolled Plant of ANSI; and Deputy General Manager of ANSI and concurrently Head of Production Department.

1. MEMBERS OF THE BOARD *(continued)*

Executive Directors *(continued)*

Mr. Wang Chunming, aged 41, is Deputy secretary to the Party Committee of the Company and a senior engineer. He graduated from University of Science and Technology Beijing with a doctor's degree in physics and chemistry. He joined Angang Holding in 1990 and has been deputy office head of Angang Steel Research Institute, deputy head and head of the Party Committee of Angang technology centre, and the deputy office head and head of Angang Holding.

Mr. Lin Daqing, aged 42, is Deputy General Manager of the Company and a senior engineer. He graduated from Northeastern University with a master's degree in Metallurgy and Materials. He joined Angang Holding in 1988 and has been an assistant to the factory manager of Cold Roll Plant of Angang Holding, deputy factory manager and factory manager of Wire Rod Plant of Angang Holding, an assistant to the general manager and deputy general manager of the Company, and deputy general manager of ANSI.

Mr. Fu Wei, aged 47, is a Director and a Deputy General Manager of the Company and a senior engineer. Mr. Fu graduated from University of Science and Technology Beijing with a master's degree in Industial Engineer. He joined Angang Holding in 1982 and has held various positions including the Assistant to the Plant Manager of Cold Roll Plant, Chairman of the Workers' Union of Cold Roll Plant of Angang Holding, the Deputy Head and Head of Facility Division, and Assistant to the General Manager the Company.

Mr. Fu Jihui, aged 55, is a Director, Secretary to the Board and a Deputy General Manager of the Company and a senior accountant. Mr. Fu graduated from North-East University of Finance and Economics with a Master's degree in industrial accounting. He joined Angang Holding in 1969 and has held various positions including Deputy Manager of the Finance and Accounting Department of Angang Holding.

Non-executive Directors

Mr. Yu Wanyuan, aged 46, is a Director of the Company and a Deputy General Manager of Angang Holding and a senior accountant. Mr. Yu joined Angang Holding in 1998. Mr. Yu graduated from Northeast University with a Bachelor's degree in mechanical engineering. He studied at the Economic College of Xiamen University in 1984 and obtained a second Bachelor's degree in engineering management from Northeast University in 1990. Mr. Yu held the positions of Deputy Director of Financial Department of Northeast University, Accounting Director of Shenyang Xinji Real Estate Development Company, Deputy Chief Accountant of Northeast University, Assistant to General Manager, Deputy Chief Accountant and Head of the Department of Finance and Accounting of Angang Holding.

1. MEMBERS OF THE BOARD *(continued)*

Independent non-executive directors

Mr. Wu Xichun, aged 72, is an independent non-executive director of the Company. He is an advisor of China Iron and Steel Association, professor-grade senior engineer. Mr. Wu graduated from Anshan Iron and Steel Institute with a bachelor's degree majoring in steel-smelting. He was an engineer of No. 2 Steel Smelting Plant of Anshan Steel Company, the head of Steel-smelting Research Office of Southwest Iron and Steel Research Institute, director of Steel-smelting Division of Iron and Steel Department, director of Production and Technology Department, chief engineer of the Ministry of Metallurgical Industry, and the Deputy Minister of the Ministry of Metallurgical Industry and concurrently the Secretary to the Party Committee of Angang Holding, and head of China Iron and Steel Association.

Mr. Wang Linsen, aged 69, is an independent non-executive director of the Company. He is Vice Dean of Beijing Institute of Modern Recycling Economy and a professor-grade senior engineer. Mr. Wang graduated from the Beijing Teacher's Institute with a Bachelor's degree. He once worked as a technician of Central Iron & Steel Research Institute, Beijing, Supervisor of the Office of the Ministry of Metallurgical Industry, Head of the System Reform Department of the Ministry of Metallurgical Industry, Head of Legal System Reform of the Ministry of Metallurgical Industry, Deputy Governor of China Metallurgical Enterprises Management Association and a member of the expert committee of China Cinda Asset Management Corporation.

Mr. Liu Yongze, aged 57, is an independent non-executive director of the Company, the dean of the Accounting Faculty of Dongbei Finance and Economics University, a PRC certified accountant, a professor and a doctoral advisor. Mr. Liu graduated from the accounting faculty of Dongbei Finance and Economics University with a Doctor's degree. Mr. Liu was a professor, vice officer and officer of the Accounting Faculty of Dongbei Finance and Economics University and concurrently .the Councilor of the Accounting Society of China, and Deputy Head of the Financial Accounting Society of China.

Mr. Francis Li Chak Yan, aged 40, is an independent non-executive director of the Company and a partner in Squire, Sanders & Dempsey. He graduated from the City University of Hong Kong in Hong Kong laws with a Bachelor's degree (upper second honour) in law in 1994. He was a lawyer at Coudert Brothers, the Vice President of DBS Asia Capital Ltd. and a partner of Koo and Partners in association with Paul, Hastings, Janofsky & Walker LLP.

Ms. Wang Xiaobin, aged 39, is an independent non-executive director of the Company. She is currently the financial controller of China Resources Power Holdings Company Limited. She is also a member of Institute of Chartered Accountants in Australia, Australian Society of Certified Practising Accountants and Securities Institute of Australia. She has worked with the audit and business consulting department of PriceWaterhouse (Australia) and then served as a Director of Investment Bank Department of Internationale Nederlanden Bank N.V..

2. MEMBERS OF THE SUPERVISORY COMMITTEE

Mr. Qi Cong, aged 61, is the Chairman of the Supervisory Committee of the Company and the Secretary to the Party Committee of Angang Holding and a senior engineer. Mr. Qi graduated from Qinghua University with a Bachelor's degree. Mr. Qi joined Angang Holding in 1970 and has held various positions including Deputy Plant Manager of the Oxygen Plant, Plant Manager of the Gas Plan, Manager of the Corporate Legal Department. He is a senior engineer with rich experience in production management and corporate management.

Mr. Shan Mingyi, aged 53, is a supervisor Chairman of the Worker's Union of the Company and a senior politician. Mr. Shan graduated from the correspondence education of Central Party's School with a bachelor's degree in economics and management. He joined Angang Holding in 1969, and had been the deputy head, head of the Organization Department, director of Human Resource Department, deputy secretary To the Party Committee of Angang Machinery Manufacturing Co., Ltd., vice chairman of the Worker's Union of Angang Holding, and chairman of the Worker's Union of Angang New Steel and Iron Company Limited.

Ms. Zhang Lifen, aged 42, is a supervisor and the assistant to the General Manager and a senior engineer. Ms. Zhang graduated from Beijing Science and Technology University with a Master's degree in metallurgical material engineering. Ms. Zhang joined Angang Holding in 1986 and has been the Assistant to Plant Manager, Deputy Plant Manager, Acting Plant Manager and Plant Manager of Wire Rod Plant of Angang Holding, the Deputy General Manager.

Supervisor from staff representatives:

Mr. Li Ji, aged 53, is a supervisor and the team leader of the preparation team of Quality Inspection Center of the Company and an ecomonist. Mr. graduated from Dailing University of Technology with a master degree. He joined Angang Holding in 1969, and served as the deputy director of the General Office of Personnel Department of Angang Holding, the assistant to the director, deputy director of Corporate Management Deparment of Angang Holding, and the director of Corporate Management Deparment of Angang New Steel and Iron Company Limited.

Mr. Xing Guibin, aged 45, is a supervisor, currently the secretary to a branch of the Party of the Company in the continuous casting operation area of the Steel Smelting Plant No. 1 of the Company. Mr. Xing graduated from Liaoning Gongyun College Dailing University of Technology with an associate degree. Mr. Xing joined Angang Holding in 1981 and served as a worker of the Steel Smelting Plant No. 1, head and chief of the boiler division, deputy director, director of the workshop. He was recognized as a model labour worker in the national metallurgical industry in 1994 and a national model labour worker by the State Council in 1995. He was granted one of the top ten national outstanding youths award by the Communist Youth Party of the central government in 1996.

3. OTHER SENIOR MANAGEMENT MEMBERS

Mr. Ma Lianyong, aged 45, is the Chief Accountant of the Company and a senior accountant. Mr. Ma joined Angang Holding in 1984, and served as the chief accountant of Angang Construction's Complex Construction and Installation Corporation (鞍鋼建設公司綜合建築安裝總公司) and Anshan Yinzuo Group Company Limited (鞍山銀座集團股份有限公司), the deputy head of Finance and Treasure Department of Angang Holding and the deputy head of Finance Department of Angang New Steel and Iron Company Limited. Mr. Ma received a master degree in industrial foreign trade and industrial accounting from Beihang University and a master degree in engineering management from North-East University.

The Board is pleased to present this annual report and the audited financial statements for the year ended 31 December 2006.

PRINCIPAL ACTIVITIES

The Company is a major steel manufacturing enterprise in the PRC. It is principally engaged in the production and sale of hot rolled sheets, cold rolled sheets, galvanized steel sheets, colour coating plates, silicon steel, medium and thick plates, wire rods, large steel products and seamless steel pipes. The domestic market share of the Company's hot rolled sheets, cold rolled sheets, galvanized steel sheets, colour coating plates, silicon steel, medium and thick plates, wire rods, large steel products (including H type steel), heavy rails and seamless steel pipes are 9.1%, 10.3%, 2.1%, 0.65%, 29.09%, 5.24%, 1.13%, 3.18%, 33% and 3.61%, respectively.

Income and profit from principal operations of the Group for 2006 by industry and product (Prepared in accordance with PRC Accounting Rules and Regulations)

Unit: Rmb million

Principal activities by product

	Income from principle operations	Cost of principle operations	Business tax and surcharges of principal operations	Profit from principal operations	Profit margin from principle operations	Percentage change of income from principal operations compared with previous year Increase / (decrease) (%)	Percentage change of cost of principal operations compared with previous year Increase / (decrease) (%)	Percentage change of profit of principal operations compared with previous year Increase / (decrease) (%)	Percentage change of profit margin from principal operations compared with previous year Increase / (decrease) (percentage points)
Steel pressing and processing	52,647	39,782	357	12,508	23.76	98.76	75.70	233.10	9.58
Including: connected transactions	1,951	1,622	12	317	16.25	(34.27)	(34.39)	(34.77)	(0.13)
Hot rolled sheets	17,834	13,285	122	4,427	24.82	–	–	–	–
Cold rolled sheets	9,523	6,814	70	2,639	27.71	9.38	(13.36)	223.41	18.34
Galvanized steel sheets and colour coated plates	5,193	4,131	27	1,035	19.93	21.39	1.97	407.35	15.16
Silicon Steel	3,341	2,889	23	429	12.84	–	–	–	–
Medium plates	3,312	2,463	23	826	24.94	–	–	–	–
Thick Plates	4,819	3,344	33	1,442	29.92	(8.77)	(8.91)	(9.42)	(0.22)
Wire rods	2,863	2,274	20	569	19.87	2.29	(5.68)	53.37	6.61
Large steel products	2,463	1,963	17	484	19.61	(46.44)	(50.48)	(23.21)	5.94
Seamless steel pipes	2,489	1,822	17	650	26.11	–	–	–	–
Including: connected transactions	1,726	1,554	12	160	9.27	(7.90)	1.24	(51.81)	(8.45)

The pricing policy for connected transactions	Not less than the average of the selling prices between the Company and independent third parties in the previous month.

PRINCIPAL ACTIVITIES *(continued)*

Income and profit from principal operations of the Group for 2006 by industry and product (Prepared in accordance with PRC Accounting Rules and Regulations) *(continued)*

Note:

1) Hot rolled sheets, seamless steel pipes, silicon steel and medium plates are our new products upon acquisition of 100% entire equity interest in ANSI.

2) For cold rolled sheets, the increase in the income of the principal operations was attributable to the increased sales volume of cold rolled sheets with the commercial operation of the new 2130 cold rolled sheet production line in June 2006. The decrease in the cost of principal operations and the increase in profit margin from principal operations were due to the improved profitability a result of the complete industrial chain through acquisition of 100% entire equity interest in ANSI, the strengthened energy saving and consumption reduction, the enhanced cost control and the subdivided process cost management. The increase in profit from principal operations was attributable to the increase in sales volume and reduction in cost of principal operations.

3) For galvanized steel sheets and colour coated plates, the increase in income from principal operations and cost of principal operations was due to rising sales volume. The increase in profit and profit margin from the principal operations was attributable to the complete industrial chain through acquisition of 100% entire equity interest in ANSI, the strengthened energy saving and consumption reduction, the enhanced cost control and the subdivided process cost management.

4) For thick plates, the decrease in income and profit from principal operations was due to reduced product prices. The reduction in cost of principal operations was attributable to the complete industrial chain through acquisition of 100% entire equity interest in ANSI, the strengthened energy saving and consumption reduction, the enhanced cost control and the subdivided process cost management.

5) For large steel products, the decrease in income from principal operations was due to declining sales volume as a result of acquisition of 100% entire equity interest in ANSI, the pipe billets sold by the Company to former ANSI are calculated as raw materials for manufacturing seamless steel pipes after the restructure. The decrease in cost of principal operations was attributable to the declining sales volume as well as the complete industrial chain through acquisition of 100% entire equity interest in ANSI, the strengthened energy saving and consumption reduction, the enhanced cost control and the subdivided process cost management. The increase in the profit margin from principal operations was attributable to the complete industrial chain through acquisition of 100% entire equity interest in ANSI, the strengthened energy saving and consumption reduction, the enhanced cost control and the subdivided process cost management.

6) For connected transactions, the decreases in income from principal operations, cost of principal operations and profit from principal operations were due to the transition of the connected sales between the Company and ANSI into internal raw materials upon acquisition of 100% entire equity interest in ANSI.

PRINCIPAL ACTIVITIES *(continued)*

Segmental information of principal activities by geographical locations (Prepared in accordance with PRC Accounting Rules and Regulations)

Unit: Rmb million

	Income from principal operations in 2006	Profit from principal operations in 2006	Income from principal operations in 2005	Profit from principal operations in 2005	Increase/ (decrease) of income from principal operations compared with previous year (%)	Increase/ (decrease) of profit from principal operations compared with previous year (%)
Northeast China	15,818	3,752	12,216	1,904	29.49	97.06
North China	4,700	1,078	1,993	242	135.83	345.45
East China	12,368	2,820	4,245	431	191.35	554.29
South China	6,365	1,371	1,847	142	244.61	865.49
Central south China	1,157	272	381	63	203.67	331.75
Northwest China	595	136	147	19	304.76	615.79
Southwest China	114	27	172	41	(33.72)	(34.15)
Export sales	13,479	3,524	5,487	913	145.65	285.98
Total	54,596	12,980	26,488	3,755	106.12	245.67

PROFIT DISTRIBUTION PROPOSAL FOR THE YEAR

The Board recommends a cash dividend of Rmb0.58 (inclusive of tax) per share for 2006 based on a total of 5,932,985,697 shares in the issued share capital of the Company. The proposal is subject to the approval by the Shareholders of the Company at the Annual General Meeting for the year 2006. Subject to the shareholders' approval at the Annual General Meeting, the dividend will be payable to the holders of H Shares of the Company whose names appear on the register of the holders of H shares of the Company as at the close of business on 27 April 2007.

PROFIT DISTRIBUTION FOR THE REPORTING PERIOD

The Company held its 2005 Annual General Meeting on 20 June 2006, at which the profit distribution proposal for 2005 was passed. It was resolved that based on the total share capital of 2,962,985,697 as at 31 December 2005, a cash dividend of Rmb3.6 for every 10 shares be paid, of which, the dividend for domestic ordinary shares includes tax, and the newly-added 2,970,000,000 shares to Anshan Iron & Steel Group Complex by the Company are not included in the profit distribution. On 18 July 2006, the Company paid such cash dividend to the holders of its H shares at the applicable exchange rate of HK$100 to Rmb103.0810, being the average basic exchange rate between Renminbi and Hong Kong dollar as announced by the Bank of China in one calendar week preceding the date appointed for the holding of the Annual General Meeting for 2005. The cash dividend actually paid to holders of H Shares was HK$ 310,823,600. On 28 June 2006, the Company paid cash dividends of Rmb746,274,851 to the holders of its A shares. A total cash dividends of Rmb1,066,674,851 for 2005 were distributed.

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT

As at 31 December 2006, interests in the Company's issued share capital held by Directors, supervisors and senior management were as follows:

Name	Position	Gender	Age	Terms of appointment	Number of shares held as at 1 January 2006 *(share)*	Number of shares held as at 31December 2006 *(share)*	Reason of Change
LIU Jie	Chairman (Resigned)	Male	63	2006.06 - 2007.02	6,250	7,000	Exercise of warrants upon expiry
TANG Fuping	Former Chairman	Male	49	2006.06 - present	—	—	
	General Manager			2005.05 - present			
YANG Hua	Former Chairman	Male	45	2006.06 - present	—	—	
HUANG Haodong	Director	Male	42	2006.06 - present	—	—	
	Deputy General Manager			2006.03 - present			
WANG Chunming	Director	Male	41	2006.06 - present	—	—	
LIN Daqing	Director	Male	42	2006.06 - present	—	—	
	Deputy General Manager			2006.03 - present			
FU Wei	Director	Male	47	2006.06 - present	11,250	12,600	Exercise of warrants upon expiry
	Deputy General Manager			2000.08 - present			
FU Jihui	Director, Board Secretary	Male	55	2006.06 - present	6,250	7,000	Exercise of warrants upon expiry
YU Wanyuan	Non-executive Director	Male	46	2006.06 - present	—	—	
WU Xichun	Independent non-executive Director	Male	72	2006.06 - present	—	—	
WANG Linsen	Independent non-executive Director	Male	69	2006.06 - present	—	—	
LIU Yongze	Independent non-executive Director	Male	57	2006.06 - present	—	—	
Francis Li Chak Yan	Independent non-executive Director	Male	40	2006.06 - present	—	—	
WANG Xiaobin	Independent non-executive Director	Female	39	2006.06 - present	—	—	
QI Cong	Chairman of the Supervisory Committee	Male	61	2006.06 - present	—	—	
SHAN Mingyi	Supervisor	Male	53	2006.06 - present	3,750	4,200	Exercise of warrants upon expiry
ZHANG Lifen	Supervisor	Female	42	2006.06 - present	—	—	
LI Ji	Supervisor	Male	53	2006.06 - present	—	—	
XING Guibin	Supervisor	Male	47	2006.06 - present	—	—	
MA Lianyong	Chief Accountant	Male	45	2002.03 - present	—	—	
Total					27,500	30,800	

SHARES HELD BY DIRECTORS, SUPERVISORS, AND SENIOR MANAGEMENT *(continued)*

Name	Number of warrants for the shares of the Company held as at 1 January 2006	Number of warrants for the shares of the Company held as at 31 December 2006	Reason of change
LIU Jie	750	—	Exercise of warrants upon expiry
FU Wei	1,350	—	Exercise of warrants upon expiry
FU Jihui	750	—	Exercise of warrants upon expiry
SHAN Mingyi	450	—	Exercise of warrants upon expiry
Total	3,300	—	

Note: All the shares mentioned above are A shares and the warrants were for the domestic shares of the Company. Such shares and warrants were held by the persons mentioned above in the capacity of individual beneficial owners except for Mr. Shan Mingyi in the capacity of family interest (held by his wife).

INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

Save as disclosed above, as at 31 December 2006, none of the Directors, Supervisors or Senior Management of the Company had any interest or short position in the shares, underlying shares and debentures of the Company or any of its associated corporations (within the meaning of Part XV of the SFO) which were recorded in the register required to be kept under Section 352 of the SFO, or which were notified to the Company and the Hong Kong Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies set out in Appendix 10 of the Listing Rules.

POSITIONS HELD BY DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT IN THE SHAREHOLDERS OF THE COMPANY

Mr. Liu Jie, Chairman of the Company, who has already resigned, served as the General Manager of Angang Holding, the controlling shareholder of the Company, from December 1994 to January 2007.

Mr. Yu Wanyuan, Non-executive Director of the Company, has served as the Deputy General Manager of Angang Holding since December 2001.

Mr. Qi Cong, Chairman of the Supervisory Committee of the Company, has served as the Secretary to the Discipline Committee of Angang Holding since November 1998.

REMUNERATION OF THE DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT

The remuneration of each of the Directors, Supervisors and Senior Management was proposed by the Remuneration and Review Committee and the Supervisory Committee under the Board respectively. Such remuneration has been approved by the Board and the Supervisory Committee and will be proposed for approval by the shareholders at the general meeting. Such remuneration was determined according to the business performance of the Company and the offered by similar enterprises in the PRC.

Name	Position	Total remuneration received from the Company during the reporting period *(Rmb)*	Whether receiving remuneration from the holding company or other associated entities
LIU Jie	Chairman (resigned)	—	Yes
TANG Fuping	Vice Chairman	401,000	No
YANG Hua	Vice Chairman	401,000	No
HUANG Haodong	Director	281,000	No
WANG Chunming	Director	139,000	Yes
LING Daqing	Director	280,000	No
FU Wei	Director	242,000	No
FU Jihui	Director, Board Secretary	243,000	No
YU Wanyuan	Non-executive director	—	Yes
WU Xichun	Independent non-executive director	36,000	No
WANG Linsen	Independent non-executive director	63,000	No
LIU Yongze	Independent non-executive director	63,000	No
Francis LI Chak Yan	Independent non-executive director	64,000[1]	No
WANG Xiaobin	Independent non-executive director	64,000[1]	No
QI Cong	Chairman of the Supervisory Committee	—	Yes
SHAN Mingyi	Supervisor	283,000	No
ZHANG Lifen	Supervisor	227,000	No
LI Ji	Supervisor	203,000	No
XING Guibin	Supervisor	107,000	No
MA Lianyong	Chief Accountant	241,000	No
Total		3,338,000	

Note: (1) Assuming that HK$1 equals to Rmb1.0058. It is paid in Hong Kong dollar. The payment after tax was HK$50,000.

(2) The total remuneration did not include the Company's contribution to retirement schemes and other welfare funds.

RESIGNATION, APPOINTMENT AND DISMISSAL OF THE COMPANY'S DIRECTORS, SUPERVISORS AND SENIOR MANAGEMENT DURING THE REPORTING PERIOD

The 25th meeting of the third Board was held on 20 March 2006, at which the following resolutions were considered and approved:

To appoint Mr. Huang Haodong and Mr. Lin Daqing as the Deputy General Managers of the Company; and

To dismiss Mr. Li Zhongwu, Mr. Fu Jihui and Ms. Zhang Lifen as from their offices as Deputy General Managers of the company.

The 2005 Annual General Meeting of the Company was held on 20 June 2006, at which the election of Mr. Liu Jie, Mr. Tang Fuping, Mr. Yang Hua, Mr. Wang Chunming, Mr. Huang Haodong , Mr. Ling Daqing, Mr. Fu Wei, Mr. Fu Jihui, Mr. Yu Wanyuan, Mr. Wu Xichun, Mr. Wang Linsen, Mr. Liu Yongze, Mr. Francis LI Chak Yan and Ms. Wang Xiaobin as directors of the fourth Board of the Company was considered and approved.

The 2005 Annual General Meeting of the Company was held on 20 June 2006, at which the election of Mr. Qi Cong, Mr. Shan Mingyi and Ms. Zhang Lifen as supervisors from shareholders in the fourth Supervisory Committee was considered and approved. On 16 June 2006, Mr. Li Ji and Mr. Xing Guibin were elected by the Company's staff as supervisors from staff representatives in the fourth Supervisory Committee.

The 1st meeting of the fourth Board was held on 26 June 2006, at which Mr. Liu Jie was elected as Chairman of the Company and Mr. Tang Fuping and Mr. Yang Hua was elected as Vice Chairman of the Company respectively.

The 1st meeting of the fourth Supervisory Committee was held on 26 June 2006, at which Mr. Qi Cong was elected as chairman of the Supervisory Committee.

OPERATIONS AND RESULTS OF THE MAJOR CONTROLLED OR INVESTED COMPANIES (PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS)

ANSC-TKS Dalian, is a jointly controlled entity established by the Company and ThyssenKrup Stahi AG to be engaged in the production of galvanized steel sheets. ANSC-TKS Dalian has registered capital of US$132 million and each of the Company and Thyssenkrug Stahi AG owns 50% equity interest in it. The production facilities of ANSC-TKS Dalian commenced commercial operation in December 2003. Principal operation of ANSC-TKS Dalian is mainly engaged in production of hot dip galvanised steel products and sale of self-produced products and provision of after-sales services. As at 31 December 2006, its total assets and shareholders' funds amounted to Rmb1,821 million and Rmb876 million respectively. For 2006, it recorded an income from the principal operations of Rmb2,243 million and a net profit of Rmb99 million.

OPERATIONS AND RESULTS OF THE MAJOR CONTROLLED OR INVESTED COMPANIES (PREPARED UNDER THE PRC ACCOUNTING RULES AND REGULATIONS) *(continued)*

In November 2004, ANSC - Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited ("ANSC-Xinchuan") was established by the Company and Dalian Xinchuan Heavy Industries Company Limited as a jointly controlled entity, in which each party has a 50% equity interest. Its registered capital increased from Rmb40 million as at 31 December 2006 to Rmb140 million as at 25 February 2007. ANSC-Xinchuan is mainly engaged in the processing of steel products, and the manufacturing, distribution and sales of structural steel. As at 31 December 2006, its total assets and shareholders' funds amounted to Rmb140 million and Rmb140 million respectively. The production facilities of ANSC-Xinchum are still under construction.

Changchun FAM Steel Processing and Distribution Co., Ltd. ("Changchun FAM") is a joint venture established by the Company, Yiqi Jiefang Automobile Company Limited (一汽解放汽車有限公司) and 三井物產株式會社, in which the three parties held 50%, 25% and 25% equity interest respectively. Changchun FAM has registered capital of Rmb90 million. The company is mainly engaged in processing and production of steel products and other related services. As at 31 December 2006, its total assets and shareholders' funds amounted to Rmb124 million and Rmb90 million respectively. The jointly controlled entity was under construction in 2006.

ANSC-TK Changchun was established by the Company and ThyssenKrupp (China) Investment Company Limited as a jointly controlled entity, in which each party has a 50% equity interest. ANSC-TK Changchun has registered capital of US$12 million. It is mainly engaged in production, processing, sales of steel materials and other related commercial activities. As at 31 December 2006, its total assets and shareholders' funds amounted to Rmb96 million and Rmb96 million respectively. ANSC-TK Changchun was still under construction in 2006.

MAJOR SUPPLIERS AND CUSTOMERS

The cost of purchase from the Group's five largest suppliers amounted to Rmb12.5 billion, representing 35.31% of the Group's total purchase for the year of which purchases from the largest supplier represented 15.60% of the Group's total purchases. The sales to the Group's five largest customers aggregated to Rmb10.7 billion, representing 19.67% of the Group's total turnover for the year and the largest customer accounted for 6.67%.

Except for those disclosed in this report, none of the Directors, supervisors and their associates nor any shareholder (which to the knowledge of the Directors hold 5% or more of shares in the Company) had any interest in any of the aforementioned suppliers and customers of the Company during 2006.

SERVICE CONTRACTS OF DIRECTORS AND SUPERVISORS

Each of the Directors and supervisors of the Company has entered into a service contract with the Company which is valid for three years starting from 20 June 2006. No Director or supervisor has entered into any service contract with the Company which may not be terminated by the Company within one year without compensation other than statutory compensation.

PURCHASE, SALE AND REDEMPTION OF SECURITIES

On 26 January 2006, the Company issued 2.97 billion A shares to Angang Holding as the part of the consideration for the acquisition of 100% equity interests in Angang Holding. Such shares shall not be traded or transferred for 36 months from 23 February 2006.

Other than these new A shares issued, there was no other purchase, sale or redemption by the Company or any of its subsidiaries of its securities during the year.

PRE-EMPTIVE RIGHTS

In accordance with the articles of association of the Company and the laws of the PRC, no pre-emptive rights exist that require the Company to offer new shares to the existing shareholders in proportion to their shareholdings.

DIRECTORS' AND SUPERVISORS' INTEREST IN CONTRACTS

In 2006, none of the Directors or supervisors of the Company had any material interests in any contracts in which the Company, or the holding Company or any of its subsidiaries were involved in.

FIXED ASSETS

Movements in the fixed assets during the year are set out in note 12 of financial statements prepared in accordance with IFRS on pages 169 to 172 of this report.

CONVERTIBLE DEBENTURES

Details of the convertible debentures are set out in note 23 of financial statements prepared in accordance with IFRS on page 181 of this report.

OPERATING RESULTS

The results of the Group for the year ended 31 December 2006 and its financial position as at that date are set out in the financial statements prepared in accordance with IFRS included in this report.

SHARE CAPITAL

Movements in share capital during the year are set out in notes 26 to 28 on the financial statements prepared in accordance with IFRS included in this report. Increase in share capital during the year was attributable to the issuance of A shares for the acquisition of ANSI.

RESERVES

Movements in the reserves during the year are set out in note 27 of financial statements prepared in accordance with IFRS on page 185 of this report.

EMPLOYEE RETIREMENT SCHEME

Details of the employee retirement scheme of the Group are set out in note 34 of financial statements prepared in accordance with IFRS on page 194 of this report.

CONTINUING CONNECTED TRANSACTIONS

Details of continuing connected transactions for the year are set out on pages 65 to 71 of this report.

FIVE-YEAR SUMMARY

A summary of the results and of the asset and liabilities of the Group for the past five years is set out on page 200 of this report.

CHAPTER 13 DISCLOSURE

The Directors confirmed that there were no matters occurring in 2006 which would have given rise to a disclosure requirement under Rules 13.13 to 13.19 of the Listing rules. The Company's controlling shareholder did not pledge any of its shares in the Company to secure any debts, guarantees or other support of obligations of the Company, nor make any loan agreements imposing specific obligations on the controlling shareholders.

SUFFICIENT PUBLIC SHAREHOLDINGS

According to the information obtained by the Company through public channels, and so far as the Directors are aware of as at the latest practical date before the publishing of this annual report, the Company has been maintaining sufficient public shareholdings to comply with the Listing Rules during the year.

AUDITORS

KPMG (Certified Public Accountants in Hong Kong) and KPMG Huazhen (Registered Accountants in the PRC) were appointed as the Company's international and domestic auditors respectively in 2006. A resolution for the reappointment of KPMG and KPMG Huazhen as the Company's international and domestic auditors respectively, for 2007 will be proposed at the 2006 Annual General Meeting to be held on 8 June 2007.

WORKING REPORT OF THE BOARD

The Board meetings during the reporting period

(1) The 24th meeting of the third Board was held on 10 January 2006, at which the proposal in relation to the retirement of certain assets was considered and approved.

(2) The 25th meeting of the third Board was held on 20 March 2006. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 21 March 2006.

(3) The 26th meeting of the third Board was held on 10 April 2006. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 21 March 2006.

(4) The 27th meeting of the third Board was held on 20 April 2006, at which the 2006 First Quarterly Report of the Company was considered and approved.

(5) The 1st meeting of the fourth Board was held on 27 June 2006. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 30 June 2006.

(6) The 2nd meeting of the fourth Board was held on 10 August 2006. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 11 August 2006.

(7) The 3rd meeting of the fourth Board was held on 14 August 2006. An announcement of the resolutions passed at the meeting was published on China Securities Journal, Securities Times, Shanghai Securities News, Hong Kong Economic Times, The Standard and the website (www.cninfo.com.cn) on 15 August 2006.

(8) The 4th meeting of the fourth Board was held on 26 October 2006, at which the proposed proposal in relation to the retirement of certain assets was considered and approved.

(9) The 5th meeting of the fourth Board was held on 27 October 2006, at which the 2006 Third Quarterly Report of the Company was considered and approved.

WORKING REPORT OF THE BOARD *(continued)*

The Board meetings during the reporting period *(continued)*

(10) Implementation of resolutions passed at the general meetings by the Board

On 20 June 2006, the Company convened its 2005 Annual General Meeting, at which the 2005 profit appropriation plan was considered and approved. It was resolved to distribute a cash dividend of Rmb3.6 per 10 shares based on the total share capital of 2,962,985,697 shares as at 31 December 2005, with the dividend for domestic-listed Renminbi ordinary shares inclusive of tax. The new 2.97 billion shares issued to Angang Holding by the Company in 2006 were not included in this profit appropriation plan. On 18 July 2006, the Company distributed cash dividends to holders of H shares. The applicable exchange rate was based on the average of the basic exchange rate of Renminbi and Hong Kong dollar announced by the Bank of China one calendar week prior to the holding of the general meeting, being HK$100 to Rmb103.0810. The cash dividends actually paid to holders of H shares was HK$310,823,600. On 28 June 2006, the Company distributed cash dividends to holders of A shares, aggregating to Rmb746,274,851. The cash dividends for 2005 distributed by the Company was Rmb1,066,674,851 in total.

On 28 December 2005, the Company convened the second Extraordinary General Meeting, the second Domestic Share Class Meeting and the second H Shares Class Meeting, at which an additional issuance of 2,970,000,000 Circulating ordinary domestic Shares by the Company to Angang Holding and the acquisition of the entire equity interest in ANSI by the Company from Angang Holding were approved.

The Company deposited the additional 2,970,000,000 shares issued to Angang Holding with the China Securities Depository & Clearing Corporation Limited, Shenzhen Branch on 23 February 2006. All assets and liabilities of ANSI were consolidated into the Company since 1 January 2006 and ANSI has applied for deregistration.

By order of the Board of Directors
Zhang Xiaogang
Chairman

10 April 2007

During the year, members of the Supervisory Committee duly fulfilled their duties in accordance with the Company Law and the articles of association of the Company in order to protect the lawful interests of the Company and its shareholders.

(I) The Supervisory Committee attended 2 general meetings and 4 Board meetings of the Company as non-voting participants and convened 4 supervisory meetings. The Supervisory Committee has given independent opinions and advices on the basis of their full knowledge of the Company's major production and operation decisions and implementation process.

1. The ninth meeting of the third Supervisory Committee was held on 10 April 2006, at which the following proposals were passed:

    (1) to approve the Company's annual report for 2005;

    (2) to approve the work report of the Supervisory Committee of the Company for 2005;

    (3) to approve the proposed remuneration for supervisors of the Company for 2005;

    (4) to approve the proposed election of members of the fourth Supervisory Committee of the Company;

    (5) to approve the proposed amendments to rules of procedures for the Supervisory Committee.

2. The first meeting of the fourth Supervisory Committee of the Company was held on 23 June 2006, at which the election of Mr. Qi Cong as the chairman of the fourth Supervisory Committee of the Company was considered and approved.

3. The second meeting of the fourth Supervisory Committee of the Company was held on 14 August 2006, at which the Company's Interim Report for 2006 and its summary were considered and approved.

4. The third meeting of the fourth Supervisory Committee of the Company was held on 27 October 2006, at which the Company's 2006 Third Quarterly Report were considered and approved.

(II) The Supervisory Committee assisted the Company in regulating itself as a joint stock company and strengthening its internal supervision. It also effectively monitored the Company's operations to ensure compliance with the relevant laws and regulations, such as the PRC Company Law and the articles of association of the Company. It has examined and reviewed the connected transactions entered into between the Company and Angang Holding and the relevant information in order to ensure the fairness of such transactions.

The Supervisory Committee had given independent opinions on the following issues:

1. During the year, the Company's operations had complied with all relevant laws and regulations and no violation of regulations had occurred. The Company has comprehensive internal control system and the decision making procedure of the Company complied with applicable laws and regulations.

2. None of the Directors and the general manager had violated any laws or regulations or the articles of association of the Company when performing their duties or have otherwise acted in a manner as to infringe upon the interests of the Company.

3. The Company's financial report truly reflected the Company's financial position and operating results.

4. The actual application of the proceeds was in line with the projects undertaken.

5. The Company's asset acquisitions were based on fair considerations without insider dealing and the interests of minority shareholders were not adversely affected and the Company did not occur any loss in value to its assets.

6. During the year, routine continuing connected transactions and other connected transactions were conducted on a fair basis in the Company's production and operation. There was no insider dealing and the interests of the Company were not adversely affected.

On behalf of the Supervisory Committee
QI Cong
Chairman of the Supervisory Committee

10 April 2007

1. REVIEW OF OPERATIONS

In 2006, the Company overcome various unfavourable factors such as raw material increase, significant fluctuations in steel market price, which demonstrated the strength and the success of its business reorganisation. The Company continued to enhance proprietary innovation and its corporate development. The Company achieved all its production management tasks and certain new breakthroughs, laying a solid foundation for making itself an internationally competitive iron and steel enterprise.

(1) Operating Results

Based on the IFRS, for the year ended 31 December 2006, the Group recorded a net profit of Rmb7,094 million for the year ended 31 December 2006, representing an increase of 235.10% in comparison with the previous year, and its basic earnings per share was Rmb1.196.

Based on the PRC Accounting Rules and Regulations, for the year ended 31 December 2006, the Group recorded a net profit of Rmb6,845 million representing an increase of 229.24% in comparison with the previous year, and its basic weighted average earnings per share was Rmb1.204 and diluted earnings per share was Rmb1.154.

(2) Analysis of the Group's Financial and Operational Status

Based on the PRC Accounting Rules and Regulations:

Unit: Rmb million

Item	2006	2005	Change (%)
Total assets	**58,430**	14,290	308.89
Long-term liabilities	**11,413**	604	1789.57
Shareholders' funds	**29,834**	11,329	163.34
Income from principal operations	**54,596**	26,488	106.12
Profit from principal operations	**12,980**	3,755	245.67
Net profit	**6,845**	2,079	229.24
Net increase/(decrease) in cash and cash equivalents	**1,136**	(2,186)	151.97

1. REVIEW OF OPERATIONS *(continued)*

(2) Analysis of the Group's Financial and Operational Status *(continued)*

Based on the IFRS:

Unit: Rmb million

Item	2006	2005	Change (%)	Reason for change
Total assets	**58,936**	14,224	314.34	A
Non-current liabilities	**11,413**	604	1789.57	B
Total equity attributable to equity shareholders of the Company	**30,001**	11,251	166.65	C
Turnover	**54,596**	26,488	106.12	D
Gross profit	**12,936**	3,724	247.37	D
Profit for the year and attributable to equity shareholders of the Company	**7,094**	2,117	235.10	D
Net increase / (decrease) in deposit with banks, cash and cash equivalents	**1,138**	(1,264)	190.03	E

Notes:

A. The increase in total assets was mainly attributable to i) the acquisition of 100% equity interest of ANSI; ii) the increase in net profit; and iii) the increase in engineering expenditure.

B. The increase in non-current liabilities was mainly attributable to i) the consolidation of the existing liabilities of ANSI as a result of the Company's acquisition of 100% equity interest; ii) the deferred payment for the remaining balance of the purchase consideration for the acquisition of ANSI; and iii) the increase in loans for construction projects.

C. The increase in equity attributable to equity shareholders of the Company was attributable to i) the issuance of 2.97 billion shares to Angang Holding at premium (Rmb4.29 per share), and ii) the increase in net profit generated from operations.

D. The increase in turnover, gross profit and profit attributable to equity shareholders of the Company was attributable to i) the expansion in the scale of the Company's production and sales volume as a result of the acquisition of 100% equity interest of ANSI by the Company, ii) the impact of technical innovation projects of the Company such as the 2130 cold rolling project achieving their performance target, iii) the expansion of the Company's product portfolio, the increase in the proportion of sales of higher value-added products and expansion in exports and iv) the decrease in production cost resulting from the implementation of various cost control and management measures.

1. REVIEW OF OPERATIONS *(continued)*

(2) Analysis of the Group's Financial and Operational Status *(continued)*

E. The increase in deposit with banks, cash and cash equivalents was mainly attributable to i) the increase of Rmb7,673 million in the net cash flow from operating activities as compared with the previous year due to the increase in net profit from operating activities and operating payables, ii) the increase of Rmb10,149 million in net cash outflows from investment activities as compared with the previous year due to the increase in cash expenditures from investment and the increased acquisition of fixed assets and expenditures in construction in progress, and iii) the increase of Rmb4,878 million in net cash flow from financing activities due to factors such as increased cash received from borrowings.

(3) Analysis of the changes of financial figures of the Group's assets and expenses (based on the PRC Accounting Rules and Regulations)

Unit: Rmb million

	31 December 2006		31 December 2005		Increase/ (decrease) of percentage in total assets compared with previous year(%)
Item of Balance Sheet	**Amount**	**As a percentage in total assets (%)**	Amount	As a percentage in total assets (%)	
Receivables and Prepayments	**2,735**	**4.68**	1,371	9.59	(4.91)
Inventory	**7,220**	**12.36**	2,608	18.25	(5.89)
Fixed assets, at cost	**41,471**	**70.98**	11,438	80.04	(9.06)
Accumulated depreciation	**8,447**	**14.46**	4,905	34.32	(19.86)
Construction in progress	**8,279**	**14.17**	2,840	19.87	(5.70)
Intangible assets	**5,528**	**9.46**	334	2.34	7.12
Short-term loans	**4,630**	**7.92**	117	0.82	7.10
Long-term loans	**9,089**	**15.56**	604	4.23	11.33
Share capital	**5,933**	**10.15**	2,963	20.73	(10.58)
Undistributed profit	**8,826**	**15.11**	3,732	26.12	(11.01)

1. REVIEW OF OPERATIONS *(continued)*

(3) Analysis of the changes of financial figures of the Group's assets and expenses (based on the PRC Accounting Rules and Regulations) *(continued)*

Notes:

1) The decrease in accounts receivables and prepayments as a percentage of total assets in 2006 when compared to 2005 was attributable to: the Company's sales were mainly settled through advance payment and only a few key tender project customers were entitled to pay after products were delivered and as a result of the Company's acquisition of 100% equity interest of ANSI, the Company's production and sales scale and total assets increased while accounts receivable as a percentage of total assets decreased by 3.05 percentage points.

2) The decrease in inventory as a percentage of total assets in 2006 when compared to 2005 was attributable to the decrease by 4.85 percentage points of finished product stock as a percentage of total assets, which was in turn due to the increase in total assets as a result of acquistion of 100% equity interest of ANSI and the completeness of the production chain of the Company.

3) The decrease in fixed assets at cost and accumulated depreciation as a percentage of total assets in 2006 when compared to 2005 was due to the accounting impact as a result of the acquired assets being stated at valuation upon the acquisition of 100% equity interest of ANSI.

4) The decrease in construction in progress as a percentage of total assets in 2006 when compared to 2005 was due to a significant part of construction in progress being transferred into fixed assets during the period.

5) The increase in the intangible assets as a percentage of total assets in 2006 when compared to 2005 was due to the significant amount of land use right being included in the acquired assets of ANSI.

6) The increase in short-term loans and long-term loans as a percentage of total assets in 2006 when compared to 2005 was due to consolidation of existing loans of ANSI as a result of the Company's acquisition of 100% equity interest in ANSI, and new project loans to finance the significant project expenditures during the period.

7) The decrease in share capital as a percentage of total assets in 2006 when compared to 2005 was attributable to the issuance of 2.97 billion shares to Angang Holding at premium (Rmb4.29 per share), leading to the increase of Rmb2.97 billion in share capital compared with the acquisition consideration of Rmb19.712 billion. The capital reserves increased by Rmb9.753 billion due to premium over share capital, and the difference between the total consideration and consideration shares is payable to Angang Holding as deferred consideration over three years.

8) The decrease in undistributed profit as a percentage of total assets in 2006 when compared to 2005 was due to the increase in cash dividend distribution and increase in the percentage of loans during the year.

1. REVIEW OF OPERATIONS *(continued)*

(3) Analysis of the changes of financial figures of the Group's assets and expenses (prepared in accordance with PRC Accounting Rules and Regulations) *(continued)*

Unit: Rmb million

Item of Income Statement	**2006**	2005	Increase compared with previous year%
Operating expenses	**959**	463	107.13
Administrative expenses	**1,527**	349	337.54
Financial expenses	**901**	64	1307.81
Income tax	**2,368**	903	162.24

Notes:

1) The increase in operating expenses was due to i) the expansion in its corporate scale and the increase in sales volume resulting from acquisition of 100% equity interest of ANSI, ii) the increase in selling expenses arising from increase of product sales due to the enhanced performance on completion of technical innovative projects such as 2130 cold roll project, and iii) the increase in export expenses as a result of the increase in export of products in order to capture a larger international market share.

2) The increase in administrative expenses was due to the expansion in corporate scale as a result of the acquisition of 100% equity interest of ANSI.

3) The increase in financial expenses was due to i) consolidation of the existing loans and interest expenses of ANSI upon acquisition of the 100% equity interest in ANSI, and ii) the interest accrued on deferred consideration payable to Angang Holding in connection with the acquisition of ANSI.

4) The increase in income tax was attributable to the increase in total profit.

1. REVIEW OF OPERATIONS *(continued)*

(4) Analysis of components of cash flow generated from the Group's operating activities, investing activities and financing activities (based on the PRC Accounting Rules and Regulations)

Unit: Rmb million

Item	2006	2005	Main reason for change
Net cash flows from operating activities	**11,084**	2,553	The increase in net cash inflow from operating activities was mainly due to the increase in net profit from operations and the increase in operating payables.
Net cash flows from investing activities	**(11,873)**	(2,656)	The increase in net cash outflows from investing activities was due to acquisition of fixed assets and the increased expenses in construction in progress and the increase in external investment expenditures.
Net cash flows from financing activities	**1,927**	(2,096)	The increase in net cash flows from financing activities was mainly due to the increased cash from loans to finance the increased technical innovation expenditures.

1. REVIEW OF OPERATIONS *(continued)*

(5) Number of Employees of the Company, Employees' Qualifications, Salary Policy and Training Programmes of the Company

As of 31 December 2006, the Company had 31,842 employees, among whom 19,692 were production staff, 78 were sales staff, 2,610 were technicians, 297 were accounting staff and 2,130 were administration personnel. Of the Company's employees, 4,393 had bachelor or higher degrees, representing 13.8% of the total number of the employees; 5,230 had diplomas, representing 16.4% of the total number of the employees and 13,465 had secondary education, representing 42.3% of the total number of the employees.

In 2006, the Company provided variegated training programmes to address different needs of its employees. The training programs for management personnel focused on management concepts, management knowledge and political theory knowledge. The training programs for administration staff and technicians focused on business expertise, computer and foreign languages; and the training programs for production staff were focused on position-specific skills and safety. As a result of these trainings, the overall staff quality was improved, phasing the Company in a better position to achieve production and operation targets in 2006.

The Company has adopted a role and performance-based annual remuneration packages for the senior management; role-based linked remuneration and incentive packages for research personnel; sales / profit-linked remuneration package for sales personnel; and role-based remuneration packages for other personnel.

2. IMPACT OF TAX RATE, EXCHANGE RATE AND INTEREST RATES

On 14 September 2006, five PRC ministries and commissions including the Ministry of Finance jointly issued a document of Cai Shui [2006] No.139 which specified that the export tax refund rate of steel products (142 tax serial no.) was reduced from 11% to 8%, leading to an increase of Rmb58.45 million in the Company's cost and expenses. The Enterprise Income Tax Law of the People's Republic of China promulgated by President's Order No. 63 of the People's Republic of China shall come into force on 1 January 2008. According to the new enterprise income tax law, the enterprise income tax rate shall be 25%. Currently, the Company's income tax rate is 33%, and as a result of the decrease in enterprise income tax rate on 1 January 2008, its net profit is expected to increase.

The People's Bank of China raised the base interest rate of one-year loans of financial institutions from 5.58% to 5.85% on 28 April 2006, representing an increase of 0.27 percentage points. Interest rates of other tiers of loans were accordingly adjusted. According to its then borrowing level, the Company's financial expenses increased by Rmb4 million. The People's Bank of China again raised the base interest rate of one-year loans of financial institutions from 5.85% to 6.12% on 19 August 2006, representing an increase of 0.27 percentage points. Interest rates of other tiers of loans were accordingly adjusted and the increase margin of long-term interest rates was higher than that of short-term interest rates. According to its then borrowing level, the Company's financial expenses increased by Rmb1.23 million. The People's Bank of China again raised the base interest rate of one-year loans of financial institutions from 6.12% to 6.39% on 18 March 2007, representing an increase of 0.27 percentage points. Interest rates of other tiers of loans were accordingly adjusted. According to its then borrowing levels, the Company's financial expenses increased by Rmb7.81 million.

The Company exported some of its products and imported some of its raw materials, equipment, spare parts and materials. Thus, the export and import activities of the Company basically hedged against each other and these is no significant foreign exchange risk.

3. INVESTMENT OF THE COMPANY

(1) External Investments

The Company's external investment for 2006 amounted to Rmb353.33 million, representing an increase of 14,147.18% from Rmb2.48 million in the last year.

The Company invested Rmb237.87 million, Rmb50 million, Rmb47.82 million and Rmb17.64 million in ANSC-TKS, ANSC-Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited, TKAS-SSC, and TKAZ (Changchun) Tailored Blanks Limited respectively.

(2) Use of proceeds

In March 2000, the Company issued convertible debentures in the principal amount of Rmb1,500 million, raising a total of Rmb1,480 million, in the PRC. In January 2006, the Company issued 29.7 billion shares to Angang Holding, raising a total of Rmb12.723 billion after deducting issue cost in the PRC.

Unit: Rmb million

Total proceeds	14,203
Total use of proceeds during the year	12,723
Total accumulated use of proceeds	14,203

Projects undertaken	Proposed investment	Changes in use of proceeds	Actual investment	Actual (estimated) benefits	Whether progressing as scheduled and estimated return
Renovation of cold roll line	1,950	No	1,586	741	Yes
Cold Roll Plant's renovation of No. 2 and 3 cross cutting lines	100	No	33	125	Yes
Cutting and Distribution centre for the Cold Roll Plant	180	No	—	Estimated 15.66%	No
Acquisition of 100% equity interest of ANSI	19,712	No	19,712	Included in financial statements of the Company	Yes
Total	21,942	—	21,331	866	—

Reason for the failure in keeping in line with the schedule and estimated return:	The delay in completion of the cutting and distribution centre for the cold roll plant was due to further analysis being required with respect to the Company's project plans.
Reason and procedures for the change	—

3. INVESTMENT OF THE COMPANY *(continued)*

(3) Status of investment of non-publicly raised funds

Unit: Rmb million

Item	Estimated amount	Progress	Return
2130 cold rolling production line	2,640	Completion and commencement for operation	130
Renovation of Chemical Plant	3,749	48%	330
1450 Project in West Area	2,900	30%	—
Bayuquan Iron and Steel Plant	22,600	23%	—
Total	31,889	—	460

4. LIQUIDITY, FINANCIAL RESOURCES AND CAPITAL STRUCTURE OF THE GROUP (IFRS)

As of 31 December 2006, the Group had long-term loans of Rmb9.089 billion (exclusive of loans due within one year) with annual interest rates ranging from 5.184% to 6.156%, repayment periods ranging from 2 to 24 years becoming due between 2008 to 2030. The loans were mainly used for technical innovation projects and the construction of the Bayuquan Iron and Steel Plant. The Group's long-term liabilities due within one year amounted to Rmb5.078 billion. With good credit standing and high product profitability, the Group expects to have sufficient cash to repay the existing liabilities when they fall due in the future.

As of 31 December 2006, the Group's cash and cash equivalents increased by Rmb1,136 million from Rmb562 million in 2005 to Rmb1,698 million in 2006. This was mainly attributable to the increase of cash flow of Rmb10,127 million from operating activities, and the decrease of cash outflow of Rmb11,888 million from investment activities, and the increase of cash flow of Rmb2,899 million from financing activities, and the decrease of cash flow of Rmb2 million due to exchange rate changes.

As of 31 December 2006, the Group's total assets less current liabilities amounted to Rmb41,414 million, as compared with Rmb11,855 million in the previous year. The shareholders' fund of the Group amounted to Rmb30,001 million in 2006, compared with Rmb11,251 million as at 31 December 2005.

5. ASSET PLEDGED

ANSC-TKS Dalian pledged its trade receivables, land use rights, construction in progress, properties, buildings and machinery and equipment to the Bank of China as security for its loans from the Bank of China. In addition, the Company pledged its 50% equity interests in ANSC-TKS Dalian to the Bank of China.

6. CAPITAL COMMITMENTS AND CONTINGENT LIABILITIES

As at 31 December 2006, the Group had capital commitments of Rmb28,027 million, primarily for the construction and improvement of production lines.

As at 31 December 2006, the Group did not have any contingent liability.

7. FOREIGN EXCHANGE RISK

The Company exported some of its products and it also imported certain raw materials, equipment, spare parts and materials. The export and import activities on the Company basically hedged against each other and there is no significant foreign exchange risk.

8. GEARING RATIO

Based on the IFRS, the ratio of the Group's shareholders' funds to liabilities in 2006 was 1.04 times, in comparison with 3.78 times in 2005.

1. CORPORATE GOVERNANCE PRACTICE

With shares listed on both the Hong Kong Stock Exchange and the Shenzhen Stock Exchange, the Company is committed to improving its corporate governance in accordance with international corporate governance standards. The Board and the management understand that they are responsible for sound corporate governance practice and procedures with strict implementation, so as to ensure the interests of its shareholders and to maximise the investment return for its shareholders in the long run.

Following the coming into effect of the Code on Corporate Governance Practices ("the Code") issued by Hong Kong Stock Exchange, the Company has further improved its corporate governance pursuant to the Code. During the reporting period, the Company has complied with all code provisions and most of the recommended best practices set out in the Code.

2. SECURITIES TRANSACTIONS OF DIRECTORS

The Board has adopted the relevant code for securities transactions by Directors in compliance with the Listing Rules. After specific enquiries to each of Directors, the Directors confirmed that they have complied with the standards set out in Appendix 10 to the Listing Rules.

3. INDEPENDENT NON-EXECUTIVE DIRECTORS

Throughout the reporting period, the Board has been in compliance with the Rule 3.10(1) of the Listing Rules, which requires a listed company to maintain at least three independent non-executive directors, and with the Rule 3.10(2) of the Listing Rules, which requires one of those independent non-executive directors to possess appropriate professional qualifications or accounting or related financial management expertise.

Pursuant to the requirements of the Hong Kong Stock Exchange, the Company has verified with its independent non-executive directors in respect of their independence as follows: the Company has accepted the written confirmation of each of the independent non-executive directors ascertaining that they are in compliance with Rule 3.13 of the Listing Rules in respect of their independence. The Company is of the opinion that all of the independent non-executive directors are independent.

4. THE BOARD AND ITS SPECIAL COMMITTEES

(1) Composition of the Board and its Special Committees

The Board of the Company comprises 14 members including 1 Chairman, 7 executive directors, 1 non-executive director and 5 independent non-executive directors. The number of independent non-executive directors represents one-third of the Board.

The Board establishes 4 special committees, which are comprised of the Company's directors only. In particular, the majority of the members of the Audit Committee, Nomination Committee, Remuneration and Review Committee are independent non-executive directors who are also the convenors. There is at least one independent non-executive director in the Audit Committee who possess appropriate professional qualifications in accounting. Each of the special committees reports to the Board and submits proposals to the Board for consideration and approval.

The composition of the Board and the attendance of the Directors at the meeting during the reporting period are set out as follows:

Name	Position in the Board	Attendance to meetings
LIU Jie	Chairman (resigned)	100%
TANG Fuping	Executive Director	100%
YANG Hua	Executive Director	100%
HUANG Haodong	Executive Director	100%
Wang Chunming	Executive Director	100%
LIN Daqing	Executive Director	100%
FU Wei	Executive Director	100%
FU Jihui	Executive Director and Board Secretary	100%
YU Wanyuan	Non-executive Director	100%
Wu Xichun	Independent Non-Executive Director	100%
Wang Linsen	Independent Non-Executive Director	100%
LIU Yongze	Independent Non-Executive Director	100%
Francis Li Chak Yan	Independent Non-Executive Director	100%
WANG Xiaobin	Independent Non-Executive Director	100%

All the Directors, including the non-executive directors and independent non-executive directors are subject to a term of 3 years and may be re-elected.

4. THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(2) Duties and Operation of the Board

The Board is accountable to the general meetings and exercises the following powers:

i. to convene and report to shareholders at the general meetings;

ii. to implement the resolutions passed at the general meetings;

iii. to decide the Company's business and investment plans;

iv. to prepare the Company's annual budget and its implementation plan;

v. to prepare the Company's profit distribution plan and loss recovery plan;

vi. to prepare the proposals for the increase or reduction of the Company's registered capital and the issue of its corporate debentures;

vii. to draw up plans for the merger, division or dissolution of the Company;

viii. to determine the Company's internal management structure;

ix. to appoint or dismiss the Company's general manager; to appoint or dismiss the Company's deputy general manager and other senior management (including financial controller) as nominated by the general manager, and determine their remunerations;

x. to prepare the Company's basic management system; and

xi. to prepare proposed amendments to the articles of association of the Company.

Save for the resolutions in respect of the matters specified in sub-paragraphs vi, vii and xi above, which shall be passed by at least two-thirds of the directors, the resolutions in respect of other matters specified above may be passed by at least half of the directors.

The Board of the Company is responsible for the preparation of the financial statements for each financial period, which give a true and fair view of the state of affairs, results and cash flows of the Company during the relevant period.

In 2006, the Board held a total of 9 Board meetings.

4. THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(3) Remuneration and Review Committee

Members of the Remuneration and Review Committee and their attendance at the meetings during the reporting period are set out as follows:

Name	Position	Attendance to meetings
Francis Li Chak Yan	convenor	100%
Tang Fuping	member	100%
Wang Chunming	member	100%
Wu Xichun	member	100%
Liu Yongze	member	100%

Main duties of the Remuneration and Review Committee are:

i. to review the assessment criteria of directors and senior management; to carry out the assessment and provide advices; and

ii. to study and review the remuneration policies and terms of employment for the directors and senior management.

In 2006, the Remuneration and Review Committee of the Company held 1 meeting. During that meeting, the performance of the directors and senior management of the Company during 2005 was assessed and their remunerations during 2005 were reviewed, and submitted to the Board for consideration.

(4) Nomination Committee

Members of the Nomination Committee and their attendence at the meetings during the reporting period are set out as follows:

Name	Position	Attendance to meetings
WANG Linsen	convenor	100%
LIU Jie	member	100%
YANG Hua	member	100%
WANG Chunming	member	100%
LIU Yongze	member	100%

4. THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(4) Nomination Committee *(continued)*

Main duties of the Nomination Committee are:

i. to study and review the criteria and procedures of selection of directors and senior management, and provide suggestions;

ii. to conduct extensive search for qualified candidates of directors and senior management; and

iii. to assess the candidates for directors and senior management and provide relevant recommendations.

In 2006, the Nomination Committee of the Company held a total of 3 meetings to nominate candidates for directors and senior management in accordance with the qualification requirements and the relevant laws and regulations and the articles of association of the Company and to submit the same for the consideration of the Board.

(5) Audit Committee

Members of the Audit Committee and their attendence at the meetings during the reporting period are set out as follows:

Name	Position	Attendance to meetings
LIU Yongze	convenor	100%
YU Wanyuan	member	100%
WANG Linsen	member	100%
Francis LI Chak Yan	member	100%

Main duties of the Audit Committee are:

i. to make proposals in relation to the engagement and termination of external auditors;

ii. to supervise the Company's internal auditing process and implementation;

iii. to facilitate communication between internal auditing department and external auditors;

iv. to review financial information of the Company and its disclosure; and

v. to review the Company's internal control system.

4. THE BOARD AND ITS SPECIAL COMMITTEES *(continued)*

(5) Audit Committee *(continued)*

In 2006, the Audit Committee of the Company held a total of 4 meetings. During the meetings, the Audit Committee reviewed the quarterly, interim and annual financial statements and financial information set out in the quarterly, interim and annual reports of the Company, reviewed the internal control system of the Company, and made recommendations in relation to the engagement of external auditors.

The Audit Committee and the management of the Company have reviewed the accounting policy adopted by the Company, and have communicated on the issues in relation to the auditing, internal control and financial statements of the Company (including review of the audited financial statements for the year ended 31 December 2006).

5. CHAIRMAN AND GENERAL MANAGER

The positions of Chairman and General Manager of the Company are assumed by different persons with definite division of duties.

Duties of the Chairman

i. to preside over the shareholders' general meetings and to convene and preside over the Board meetings;

ii. to supervise the implementation of resolutions of the Board;

iii. to sign the share certificates issued by the Company; and

iv. to exercise other powers conferred by the Board.

Duties of the General Manager

The General Manager of the Company reports to the Board and exercises the following powers:

i. to take charge of the Company's operation and management and to implement the resolutions of the Board;

ii. to implement the Company's annual business plan and investment plan;

iii. to make proposals in relation to the Company's internal management structure;

iv. to make proposals in relation to the Company's basic management system;

v. to prepare the basic rules and regulations of the Company;

vi. to make proposals in relation to the appointment and the termination of appointment of the deputy general manager or other senior management of the Company (including the financial controller);

vii. to make proposals in relation to the appointment and the termination of the management personnel other than those required to be appointed or terminated by the Board; and

viii. to exercise other powers as conferred under the articles of association of the Company or granted by the Board.

6. AUDITORS' REMUNERATION

KPMG and KPMG Huazhen were appointed at the 2005 annual general meeting of the Company as the international and domestic auditors of the Company, respectively, for the year 2006. The remuneration of the Company's auditors for 2006 amounted to HK$7.5 million. The Company reimbursed the auditors out of pocket expenses arising from auditing. KPMG and KPMG Huazhen have been appointed as the international and domestic auditors of the Company to provide auditing services for ten consecutive years.

7. INTERNAL CONTROL

In accordance with the requirements under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Company has established an internal control system to enhance internal control and management and to guard against corporate operating risks. Upon discreet review, the board of directors of the Company is of the view that the internal control system of the Company operates efficiently to cover the needs of all its businesses. The system, designed to incorporate the practical situation of the Company, also complies with the requirement of a modern corporate system and has no significant deficiency and abnormality in term of completeness, systematic requirements, efficiency and compliance with regulations. The existing internal control system of the Company can respond and adjust promptly to significant changes in the assets and business structure of the Company in the event of consolidation of the Company's principal steel and iron business. The internal control system also plays a positive role in standardizing the operation of the Company, upgrading the standard of scientific management and protecting the interest of its shareholders. The Company will continue to improve its internal control system in accordance with the needs of its business development so as to increase the value of the Company.

8. COMMUNICATION WITH SHAREHOLDERS AND INVESTORS

In 2006, the Company entertained as much as nearly 100 domestic and overseas investors and industry analysts in over 50 company visits. The Company helped visitors gain better understanding of the Company as a whole and witness its developments by arranging visits to its production sites, and responding to visitors' concerns in the form of a seminar. Besides, the Company communicated and exchanged with the domestic and overseas investors by participating in forums held by renowned banks and securities companies. After the release of the Company's interim or annual report, press conference for the announcement of its results will be held in Hong Kong for communication with investors. In the second half of 2006, the Company held presentation meetings in Beijing and Shanghai. The information provided by the Company and issues discussed in the meetings above were in strict compliance with the "Guide to Fair Information Disclosure of Listed Companies" and other relevant domestic and overseas requirements.

8. COMMUNICATION WITH SHAREHOLDERS AND INVESTORS *(continued)*

Major Field Activities during the Reporting Period

Date	Venue	Form	Participants	Issues discussed and information provided
29 August	Board Secretary Room	On-site visit of production facilities and seminar	Research group of 36 persons coordinated by Credit Suisse (Hong Kong) Limited	1. Production and operation condition of the Company
31 August			Ma Keming, Research Centre of Huatai Securities	2. Development trend of the Company
3 September			Lin Xuehai and 3 others, Macquarie Securities (Asia) Pte Limited	3. Updates of local and overseas iron & steel Industry
4 September	Shanghai	Seminar	Luo Wei and 9 others, China International Capital Corporation Limited	1. Analysis of the Company's interim results 2. Production and operation condition of the Company
25 September	Beijing	Seminar	Zhou Xizheng and 13 others, Citic Securities Co., Ltd.	3. Development trend of the Company 4. Updates of local and overseas iron & steel Industry
30 September	Board Secretary Room	On-site visit of production facilities and seminar	Ma Nan, Sinopac Securities (Asia) Ltd., Shanghai Representitive Office	1. Production and operation condition of the Company 2. Development trend of the Company
18 October			He Sixian, BNP Paribas Peregrine Securities Ltd	3. Updates of local and overseas iron & steel Industry

8. COMMUNICATION WITH SHAREHOLDERS AND INVESTORS *(continued)*

Major Field Activities during the Reporting Period *(continued)*

Date	Venue	Form	Participants	Issues discussed and information provided
19 October	Board Secretary Room	On-site visit of production facilities and seminar	Liu Xiaowei, Daiwa Securities (Hong Kong), Shanghai Representative Office	1. Production and operation condition of the Company
30 October			Zhou Tao and 1 other, SINOLINK Securities Co. Ltd.	2. Development trend of the Company
27 November			Le Tianfu, Credit Lyonnais Securities Co. Ltd.	3. Updates of local and overseas iron & steel Industry
12 December			Li Yujia, Yinhua Fund Management Co., Ltd.	
20 December			Liu Guojie and 2 others, China International (Hong Kong) Capital Corporation Limited	
29 December			Chi Yu, Industrial Securities Co. Ltd.	

1. MATERIAL LITIGATION AND ARBITRATION

The Group was not involved in any material litigation or arbitration in 2006.

2 ACQUISITION AND DISPOSAL OF ASSETS

Assets acquired	Date of acquisition	Consideration	Net profit contributed to the Company since date of acquisition to the year-end	Whether a connected transaction (if so, state the basis of pricing)	Whether ownership of assets transferred	Whether debts transferred
The entire equity interests in ANSI held by Angang Holding	1 January 2006	Rmb 19,712 million	Note 1	A connected transaction Pricing principle: Initial Consideration is based on the net asset value of ANSI as assessed by the PRC Domestic Valuer in its valuation report which is filed with SASAC, as adjusted by Final Adjustment Amount.	Yes	Yes

Note 1:During the reporting period, the Company completed the acquisition of 100% equity interest in ANSI. All assets and liabilities of ANSI were transferred to the Company upon completion of the acquisition in January 2006 and ANSI applied for deregistation thereafter. As a result, the operating profit of ANSI for the year ended 31 December 2006 was combined to in the Company's financial statements.

The Company expects to achieve the integration of its core steel business through the acquisition of upstream facilities for steel production, so as to significantly strengthen its competitiveness as a listed company.

3. MATERIAL CONNECTED TRANSACTIONS

(1) Continuing connected transactions

In 2006, the Company purchased a portion of the raw materials, energy and utilities necessary for its production operations from, and sold some of its products to Angang Holding and its subsidiaries. The transactions carried out were in accordance with the provisions (including the pricing) of the Materials and Services Supply Agreement entered into between the parties.

(1) Related Parties and Related Party Transactions

Unit: Rmb million

Name of Related Parties	Sales of products and provision of services to related parties		Purchase of products and receipt of services from related parties	
	Transaction Amount	As a percentage of the contractual amount of similar transactions *(%)*	Transaction Amount	As a percentage of the contractual amount of similar transactions *(%)*
Angang Group International Trade Corporation ("AITC")	1,306	2.41%	201	0.45%
Angang Heavy Machinery Company Limited	264	0.49%	493	1.11%
AISC Construction Company	241	0.44%	1,823	4.09%
AISC Refractory Material Company	209	0.39%	880	1.97%
AISC Anshan Mining Company	128	0.24%	7,833	17.56%
Angang Steel Wire Company Limited	97	0.18%	16	0.04%
AISC No. 2 Power Generating Plant	57	0.11%	1,031	2.31%
AISC Industrial Development Company	37	0.07%	413	0.93%
AISC Gongchangling Mining Company	24	0.04%	3,169	7.10%
Auditing Centre of AISC Planning and Finance Department	18	0.03%	9	0.02%
AISC Housing Development Company	16	0.03%	2	0.00%
AISC Railway Transport Company	8	0.01%	477	1.07%
AISC Slag Development Company	8	0.01%	182	0.41%
Anshan Jidong Cement Co., Ltd.	5	0.01%		
AISC Railway Equipment Inspection and Repair Company	5	0.01%	49	0.11%
Angang Real Estate Management and Development Department	4	0.01%	55	0.12%
AISC Design & Research Institute	1	0.00%	87	0.20%
AISC Production Coordination Center			582	1.30%
AISC Cooperation Center of Equipment Inspection & Repair Co.			401	0.90%

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

(1) Related Parties and Related Party Transactions *(continued)*

Unit: Rmb million

Name of Related Parties	Sales of products and provision of services to related parties: Transaction Amount	As a percentage of the contractual amount of similar transactions (%)	Purchase of products and receipt of services from related parties: Transaction Amount	As a percentage of the contractual amount of similar transactions (%)
AISC Automobile Transportation Co. Ltd.			147	0.33%
Angang Electricity Company			119	0.27%
Angang Group Financial Company Limited			99	0.22%
AISC Living Logistics Cooperation Center			86	0.19%
AISC Automation Company			86	0.19%
AISC Mechanized Loading & Unloading Company	1	0.00%	74	0.17%
Dalian Huayelian Automation Company Limited			33	0.07%
AISC Business Automobile Service Centre			17	0.04%
AISC Telecommunication Plant			15	0.03%
AISC Railway Construction and Maintenance Company			7	0.02%
AISC Staff Service Company			4	0.01%
AISC Reception Service			3	0.01%
Angang Daily			1	0.00%
AISC Production Surveillance Centre			1	0.00%
AISC Occupational Health Institute			1	0.00%
Total	2,429	4.49%	18,396	41.24%

Among them: During the reporting period, the related transactions of products sold or services provided by the Company to controlling shareholders and its subsidiaries amounted to Rmb2,429 million.

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

2) Purchase of products and receipt of services from connected parties

Item	Pricing principle	Price	Amount (Rmb million)	As a percentage of the contractual amount of similar transactions (%)
Iron concentrate	Not higher than the average import price reported to the PRC customs in the preceding half-year reporting period and the railway transportation cost from Baiyuquan Port to the Company as well as adjustment subject to the grade of the iron concentrate which was based on the average weighted grade of the iron concentrate imported by the Company in the preceding half-year. For every 1 percentage point increase or decrease in the grade of iron concentrate, the price will be increased or decreased by Rmb10 / tonne. Angang Holding pledged to give discount after the highest price is confirmed. The discount rate is 10% of average import price of iron concentrate reported to the PRC custom in the preceding half-year.	Rmb520 /tonne	5,902	74.01
Pellet	Based on the average price of pellets purchased by the Company from independent third parties in the preceding half-year reported period. For every 1 percentage point increase or decrease in the grade of iron concentrate, the price will be increased or decreased by Rmb10 / tonne.	Rmb724 / tonne	3,155	99.18

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

2) Purchase of products and receipt of services from connected parties *(continued)*

Item	Pricing principle	Price	Amount (Rmb million)	As a percentage of the contractual amount of similar transactions (%)
Sinter ore	The price of iron concentrate plus processing cost of the supplier in the preceding half-year reported period plus 10% gross profit (of which, the processing cost is not higher than that of similar products produced by the Company)	Rmb583 / tonne	1,792	99.31
Scrap steel	Market price	–	200	97.76
Billets		–	135	98.76
Electricity	State price	Rmb0.46 / kilowatt	1,031	28.79
Lime stone	Not higher than the average of the sales prices for the preceding month offered by the relevant member of Angang Holding to the independent third parties	Rmb56 / tonne	63	100
Lime powder		Rmb320 / tonne	718	98.93
Refractory materials		–	161	20.90
Spare parts and tools		–	551	13.68
Total			13,708	

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

2) Purchase of products and receipt of services from connected parties *(continued)*

Item	Pricing principle	Amount (Rmb million)	As a percentage of the contractual amount of similar transactions (%)
Railway transportation	State price	474	73.28
Road transportation	Market price	225	84.44
Agency services: — Import of raw materials, equipment, components and auxiliary material — Export of products	1.5% as commission (not more than the commissions levied by the main state import and export companies of China)	189	100
Repair and maintenance of equipment	Market price	752	49.65
Design and engineering services		2,100	31.92
Education facilities, vocational education, on-the-job training, translation services		—	—
Company vehicle services		16	98.21
Charge for arrangement of business and meeting		—	—
Afforesting services		33	89.72
Newspaper and other publications	State price	2	44.53
Telecommunication business and service		14	66.51
Environmental monitoring service		2	94.48
Supply of heat		2	9.93
Production coordination and maintenance	Cost of service and material based on market price	687	88.53
Life coordination and maintenance		93	94.06
Total		4,589	
Interest on capital for settlement	State price	5	34.19
Loans and discounted interest	State price	94	10.57

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

3) Sale of products and provision of services to connected parties

Item	Pricing principle	Price	Amount (Rmb million)	As a percentage of the contractual amount of similar transactions (%)
Cold rolled sheets	The average selling price of the preceding month between the Group and the independent third parties; For provision of new products developed for the other party, the price is based on the market price if the market price exists; if the market price does not exist, the price is based on the principle of the cost plus a reasonable profit, while the reasonable profit rate is not higher than the average gross profit margin of related products provided by relevant member of companies.	Rmb3,352 / tonne	675	4.97
Thick plates		Rmb3,274 / tonne	248	5.15
Wire rods		Rmb2,920 / tonne	100	3.50
Large steel products		Rmb3,542 / tonne	12	0.48
Hot rolled plates		Rmb2,808 / tonne	265	1.48
Medium plates		Rmb3,050 / tonne	215	6.49
Galvanized steel sheets		Rmb4,038 / tonne	156	4.17
Colour coating sheet		Rmb5,152 / tonne	10	2.90
Medium section steel products		Rmb2,832 / tonne	20	6.41
Small section steel products		Rmb2,209 / tonne	5	4.38
Seamless steel pipe		Rmb3,523 / tonne	45	1.80
Molten iron		Rmb1,805 / tonne	51	100
Coke		Rmb582 / tonne	57	94.94
Chemical byproduct		–	26	2.89
Scrap steel material	Market price	–	94	85.16
Abandoned material		–	56	52.74
Total			2,035	

Item	Pricing principle	Price	Amount (Rmb million)	As a percentage of the contractual amount of similar transactions (%)
New water	State price	Rmb2.51 / tonne	39	95.47
Clean recycled water	Production cost plus a gross profit margin of 5%	Rmb1.69 / tonne	73	100
Soft water		Rmb2.40 / tonne	0	100
Gas		Rmb42.76 / GJ	198	79.46
Blast furnace gas		Rmb13.50 / GJ	26	99.95
Steam		Rmb39.50 / GJ	32	97.43
Nitrogen		Rmb0.25 / M3	0	5.61
Oxygen		Rmb0.76 / M3	3	15.26
Argon		Rmb1.22 / M3	1	4.86
Compressed air		Rmb0.15 / M3	2	100
Unused hot water		Rmb6.34 / GJ	14	76.68
Product testing service	Market price	–	5	5.52
Transportation service		–	1	85.27
Total			394	

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(1) Continuing connected transactions *(continued)*

4) sales of products to jointly controlled entities

Item	Amount (Rmb million)	As a percentage of the contractual amount of similar transactions (%)
Cold hard coils	1,449	14.14

The above connected transactions of the Company were all settled in cash.

Explanation as to the necessity and continuity of connected transactions: production of steel and iron is on a continuous basis. The Company relies on the supply of raw materials from Angang Holding and its subsidiaries and a portion of products of the Company were sold to Angang Holding and its subsidiaries. Therefore, the above continuing connected transactions are necessary to ensure smooth operation and production of the Company.

The above connected transactions, as confirmed by the independent non-executive Directors of the Board who are independent of the controlling shareholder, were entered into (1) in the ordinary and usual course of business of the Company; (2) on normal commercial terms or on the terms not less favourable to the terms offerred by independent third parties; or on the terms which are fair and reasonable as far as the shareholders of the Company are concerned as no comparable reference is available; (3) in accordance with the terms of the Materials and Services Supply Agreement which are fair and reasonable and in the interest of the Company and its shareholders as a whole; and (4) the total amount of continuing connected transactions of the Company for year 2006 did not exceed relevant caps applicable to the types of such transactions, as set out in the Materials and Services Supply Agreement which has been approved by the general meetings.

The auditors to the Company have reviewed the above connected transactions and provided a letter to the Board confirming that the above continuing connected transactions (a) have received the approval of the Board; (b) so far as they are aware, there is no instance of non- compliance with provisions of the Materials and Services Agreement; and (c) the actual amounts of such connected transactions did not exceed the relevant caps under the waiver.

(2) Connected transactions related to asset and equity transfer

On 20 October 2005, the acquisition of the entire equity interest in ANSI held by Angang Holding was considered and approved at the 21st meeting of the third Board of the Company. The acquisition constituted a connected transaction. The said acquisition was approved at the Company's 2005 second extraordinary general meeting, the second class meeting for holders of domestic shares and the second class meeting for holders of H shares on 28 December 2005 and was approved by the CSRC on 25 January 2006.

3. MATERIAL CONNECTED TRANSACTIONS *(continued)*

(2) Connected transactions related to asset and equity transfer *(continued)*

As at the valuation date being 30 June 2005, the book value and the appraised value of the acquired assets were Rmb14,607 million and Rmb19,692 million respectively. The consideration for the transfer was determined at Rmb19,712 million.

Pricing principle: Initial consideration is based on the net asset value of ANSI as assessed by the PRC Domestic Valuer in its valuation report which is filed with SASAC, as adjusted by Final Adjustment Amount.

Terms of payment for acquisition: The Company issued 2,970 million tradable A shares to Angang Holding at the price of Rmb4.29 per share, totalling Rmb12,741.3 million, as part of the consideration for acquisition of the entire equity interest in ANSI. Rest of the payments will be deferred and paid by the Company with interest in three equal instalments within three years following the completion of the acquisition. Interest will be payable on the deferred consideration payment at the then prevailing interest rate quoted by the People's Bank of China and will be payable together with the relevant annual instalment payment of the deferred consideration payment.

(3) Guarantee provided from connected parties to the Company

As at 31 December 2006, Rmb4,003 million of the Company's bank loan was guaranteed by Angang Holding.

4. MATERIAL CONTRACTS AND THEIR IMPLEMENTATION

(1) The Group did not enter into any trust, contractual or lease arrangement during the reporting period.

(2) Material commitment

In October 2002, a jointly controlled entity of the Company, ANSC-TKS Dalian, obtained a syndicated loan of Rmb1,080 million for the construction of production line. The syndicated loan is secured by the land use rights, construction in progress, property, plant and equipment and trade receivables of ANSC-TKS Dalian at carrying amount of Rmb1,099 million at 31 December 2006.

The Company pledged its equity interest in ANSC-TKS Dalian to secure the performance of the obligations of ANSC-TKS Dalian under the agreement of the sydicated loan.

Pursuant to the funding supporting agreement dated 22 October 2002, the Company committed to finance ANSC-TKS Dalian if it does not have sufficient funds to complete the construction of the galvanising plant, repay the sydicated loan or finance the operations. The commitment is limited to US$8 million and will be reduced to US$4 million after the tenth repayment date.

As 31 December 2006, the balance of syndicated loan amounted to Rmb608 million, among which Rmb304 million has been recognised in the bank loan balance of the Group based on its proportionate interest in ANSC-TKS Dalian.

4. MATERIAL CONTRACTS AND THEIR IMPLEMENTATION *(continued)*

(3) The Group did not entrust the management of any of its assets during the reporting period.

(4) There were no other material contracts entered into by the Group during the reporting period.

5. UNDERTAKINGS OF CONTROLLING SHAREHOLDER

(1) Angang Holding, the controlling shareholder of the Company, in addition to the undertakings required under the relevant laws and regulations, has made the following special undertakings in relation to the State-owned Share Reform Plan:

1) The shares held by Angang Holding following the completion of the State-owned Share Reform Plan will be subject to a trading moratorium of 36 months from the listing date of such shares on the Shenzhen Stock Exchange except for the shares to be transferred to any holder of tradable A shares upon his / her / its exercise of the warrants.

2) For the tradable A shares of the company issued to Angang Holding for the acquisition of the entire equity interests in ANSI, such shares will also be subject to a trading moratorium of 36 months from the day on which the shares are deposited to Angang Holding's account.

3) Angang Holding will maintain a minimum of 60% shareholding in the Company following the completion of the acquisition of the entire equity interests in ANSI till 31 December 2010.

4) Angang Holding will compensate other shareholders for any loss arising from its failure to fulfill the whole or part of its undertakings.

5) Angang Holding will arrange for the deposit of the relevant shares of the Company as compensation under the state-owned share reform plan with China Securities Depository and Clearing Corporation Limited, Shenzhen Branch to ensure fulfillment of its obligations under the state-owned share reform plan.

6) Angang Holding will be responsible for all the costs and expenses arising from the implementation of the State-owned Share Reform Plan.

Angang Holding further undertakes that:

"Angang Holding will perform its undertakings on a good faith basis and accepts the liabilities thereunder. Unless the transferee agrees and is eligible to make the undertakings, Angang Holding will not transfer any share held by it."

During the reporting period, none of breach of Angang Holding's undertakings was found.

5. UNDERTAKINGS OF CONTROLLING SHAREHOLDER *(continued)*

(2) Angang Holding made an undertaking to the Company on 25 May 2005 that, following the completion of the acquisition of the entire equity interest in ANSI, will provide a discount equal to 10% of the Average Import Price (as defined below) on the highest amount as determined under the pricing formula set out in the Supply of Materials and Services Agreement, being 10% of the average import price of iron concentrate reported to the PRC customs in the preceding half-year reported period (the "Average Import Price").

During the reporting period, no breach of undertakings by Angang Holding was found.

6. SUBSEQUENT EVENTS

(1) On 2 February 2007, the fourth Board of Directors of the Company convened its sixth meeting, during which the following matters were considered and approved:

i) Approval of the resignation of Mr. Liu Jie from his office as Director and Chairman of the Company.

ii) Appointment of Mr. Tang Fuping, the Vice Chairman of the Company as the temporary acting chairman until a new chairman is elected.

iii) Election of Mr. Zhang Xiaogang as a candidate for executive Director of the Company and submission of this matter to the next general meeting.

iv) Approval of the convening of the 2007 First Extraordinary General Meeting on 26 March 2007.

(2) On 28 February 2007, the Proposal in Relation to Disposal of Certain Fixed Assets was considered and approved at the seventh meeting of the fourth Board of Directors of the Company.

(3) On 26 March 2007, Mr. Zhang Xiaogang was elected as an executive Director of the Company at the Company's 2007 First Extraordinary General Meeting.

(4) The 8th meeting of the fourth Board of Directors of the Company was held on 26 March 2007, during which the following matters were considered and approved:

i) Election of Mr. Zhang Xiaogang as Chairman of the fourth Board of Directors of the Company.

ii) Approval of the resolution on adjustment to the special committee of the Board of Directors of the Company.

iii) Approval of the resolution regarding agreement to invest in the construction of Chaoyang Steel Project by Anshan Iron & Steel Group Complex.

6. SUBSEQUENT EVENTS *(continued)*

(5) Possible Changes in Accounting Policies and Accounting Estimates after adoption of the New Accounting Standards for Business Enterprises and their Impacts on the Company's Financial Position and Operating Results

(1) Impact of change in consolidation scope

In accordance with Item 8 of "Accounting Standards for Business Enterprises No. 2 - Long-term equity investments", the Company's jointly controlled entities shall be accounted for by the equity method. In accordance with Item 6 of "Accounting Standards for Business Enterprises No. 33 - Consolidated Financial Statements", the scope of the consolidated financial statements shall be determined on the basis of control, and as confirmed in Article I (3) of the practice and guidance notes to "Accounting Standards for Business Enterprises No. 33 - Consolidated Financial Statements", the jointly controlled entities shall not be included in the consolidation scope. Therefore, the four jointly controlled entities of the Company will not be included in the consolidated financial statements. This will lead to a decrease in income from principal operations, cost of sales and total assets in the consolidated financial statements. Based on the data for 2006 calculated in accordance with new standards, income from principal operations, cost of sales and total assets of will be reduced by Rmb397 million, Rmb289 million, and Rmb400 million respectively.

(2) Main Impact of Changes in Other Accounting Policies

Capitalization of general loan interest: In accordance with the relevant provisions of "Accounting Standards for Business Enterprises No. 17 - Borrowing Costs", where funds are borrowed generally and used for acquiring a fixed asset that is qualified for capitalisation, their borrowing cost is capitalised based on stipulated method. Based on the data for 2006 calculated in accordance with new standards, the Company's construction cost and total profits are estimated to increase by Rmb186 million respectively.

Accounting of income tax: Under "Accounting Standards for Business Enterprises No. 18 - Income Tax", the Company's income tax shall be accounted by the balance sheet liability method instead of taxes payable method, the Company's income tax accounting for the recognition of deferred tax assets and deferred tax liabilities, which thus impacts on the change in assets, liabilities and net profits. Upon a recalculation of the data for 2006 under the new standards, the Company's deferred tax assets will increase by Rmb132 million while the opening undistributed profits and net profits for the year will increase by Rmb86 million and Rmb46 million respectively and the Company's deferred income tax liabilities will increase by Rmb78 million while the opening undistributed profits and net profit for the year will decrease by Rmb22 million and Rmb56 million respectively.

NOTICE IS HEREBY GIVEN that the annual general meeting of the shareholders of the Company for 2006 (the "Annual General Meeting") will be held at the Conference Room of Dongshan Hotel, 108 Dong Feng Street, Tie Dong District, Anshan City, Liaoning Province, the PRC at 9:00 a.m. on 8 June 2007 for the purpose of considering and, if thought fit, passing the following resolutions:

ORDINARY RESOLUTIONS

1. To consider and approve the report of the board of directors of the Company for the year 2006;

2. To consider and approve the report of the supervisory committee of the Company for the year 2006;

3. To consider and approve the audited financial statements of the Company for the year ended 31 December 2006;

4. To consider and approve the proposed distribution of the profits of the Company for the year 2006;

5. To consider and approve the proposed remuneration of the directors and senior management of the Company for the year 2006;

6. To consider and approve the proposed remuneration of the supervisors of the Company for the year 2006; and

7. To consider and approve the appointment of KPMG as the overseas auditors and KPMG Huazhen as the domestic auditors of the Company for the year 2007 and to authorise the board of directors of the Company to determine their remuneration.

By order of the Board
Angang Steel Company Limited
Fu Jihui
Secretary to the Board

Anshan City
Liaoning Province, the PRC

23 April 2007

Notes:

(a) The register of the H shareholders of the Company will be closed from 10 May 2007 to 8 June 2007, both days inclusive, during which time no share transfer will be effected. In view of the overlap of the closure of the register of the H shareholders of the Company for the extraordinary general meeting of the Company scheduled for 29 May 2007 and the Annual General Meeting, the register of the H shareholders of the Company will be effectively closed from 30 April 2007 to 8 June 2007.

(b) The H Shareholders of the Company whose names appear on the register of H Shareholders of the Company at the close of business on 27 April 2007 are entitled to attend the Annual General Meeting with their passports or other identity papers.

(c) Each shareholder who has the right to attend and vote at the Annual General Meeting is entitled to appoint one or more proxy(ies), whether such proxy(ies) is (are) shareholder(s) or not, to attend and vote on his/her/its/their behalf at the Annual General Meeting.

(d) A proxy of a shareholder who has appointed more than one proxy may only vote on a poll in respect of the shares actually held.

(e) The instrument appointing a proxy must be in writing under the hand of the appointer or his attorney duly authorised in writing. If that instrument is signed by an attorney of the appointor, the power of attorney authorising that attorney to sign, or other documents of authorisation, must be notarially certified. To be valid, the notarially certified power of attorney, or other documents of authorisation, and the form of proxy must be delivered to the Company's registrar, Hong Kong Registrars Limited, at 46th Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong as soon as possible and in any event not less than 24 hours before the time appointed for holding of the Annual General Meeting or any adjournment thereof.

(f) Shareholders intending to attend the Annual General Meeting should return the reply slip (which will be despatched to the shareholders together with this notice) to the Secretarial Office to the Board of the Company on or before 5:30 p.m. on 18 May 2007 by hand, post or fax. Failure to return the reply slip will not affect shareholders' rights to attend the Annual General Meeting or any adjournment in person.

(g) It is expected that the Annual General Meeting will last for half day. Shareholders shall be responsible for their own travelling and accommodation expenses.

(h) The address of the Secretarial Office:

1 Qianshan Road West, Qianshan District
Anshan City
Liaoning Province
People's Republic of China
Post Code: 114011
Tel: 86 - 412 - 8417273 / 8419192
Fax: 86 - 412 - 6727772

KPMG

To the Shareholders of Angang Steel Company Limited:

We have audited the accompanying financial statements of Angang Steel Company Limited ("the Company"), which comprise the consolidated balance sheet and balance sheet as at 31 December 2006, and the consolidated income and profit appropriation statement, the income and profit appropriation statement, consolidated cash flow statement and cash flow statement for the year then ended, and notes to the financial statements.

1. MANAGEMENTS RESPONSIBILITY FOR THE FINANCIALASTEMENTS

The Company's management is responsible for the preparation of these financial statements in accordance with the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China. This responsibility includes: (1) designing, implementing and maintaining internal control relevant to the preparation of financial statements that are free from material misstatement, whether due to fraud or error; (2) selecting and applying appropriate accounting policies; (3) making accounting estimates that are reasonable in the circumstances.

2. AUDITORS RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with China's Auditing Standards for the Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

3. OPINION

In our opinion, the financial statements comply with the requirements of the Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the People's Republic of China and present fairly, in all material respects, the consolidated financial position and financial position of the Company as at 31 December 2006, and the consolidated results of operations and results of operations and the consolidated cash flows and cash flows of the Company for the year then ended.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

Zhang Li

Beijing, The People's Republic of China

Yang Ming

10 April, 2007

Consolidated Balance Sheet

(Prepared under PRC Accounting Rules and Regulations)
31 December 2006

Assets	Note	2006 Rmb Million	2005 Rmb Million
Current assets			
Cash at banks and in hand	4	**1,698**	562
Bills receivable	5	**1,409**	595
Trade receivables	6	**648**	594
Other receivables	7	**68**	8
Prepayments	8	**610**	174
Inventories	9	**7,220**	2,608
Deferred expenses		**1**	1
Total current assets		**11,654**	4,542
Long-term equity investments	10	**59**	41
Fixed assets			
Fixed assets, at cost	11	**41,471**	11,438
Less: Accumulated depreciation		**(8,447)**	(4,905)
Net book value before provision for impairment		**33,024**	6,533
Less: Provision for impairment of fixed assets		**(118)**	—
Carrying amount		**32,906**	6,533
Construction in progress	12	**8,279**	2,840
Total fixed assets		**41,185**	9,373
Intangible assets and other assets			
Intangible assets	13	**5,528**	334
Long-term deferred expenses		**4**	—
Total intangible assets and other assets		**5,532**	334
Total assets		**58,430**	14,290

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

(Prepared under PRC Accounting Rules and Regulations)
31 December 2006

Liabilities and shareholders' funds	Note	2006 Rmb Million	2005 Rmb Million
Current liabilities			
Short-term loans	14	**4,630**	117
Bills payable	15	**1,338**	194
Trade payables	16	**1,401**	244
Receipts in advance	17	**3,252**	963
Accrued payroll		**212**	68
Staff welfare payable		**61**	26
Taxes payable	3(d)	**(21)**	(111)
Other payables	18	**1,223**	208
Accrued expenses		**9**	7
Current portion of long-term liabilities	19	**5,078**	641
Total current liabilities		**17,183**	2,357
Long-term liabilities			
Long-term loans	20	**9,089**	604
Long-term payables	21	**2,324**	—
Total long-term liabilities		**11,413**	604
Total liabilities		**28,596**	2,961
Shareholders' funds			
Share capital	22	**5,933**	2,963
Capital reserve	23	**12,847**	3,090
Surplus reserves (including statutory public welfare fund of Rmb0 (2005: Rmb772million))	24	**2,228**	1,544
Undistributed profits (including dividend proposed after the balance sheet date of Rmb3,441 million (2005: Rmb1,067million)	25	**8,826**	3,732
Total shareholders' funds		**29,834**	11,329
Total liabilities and shareholders' funds		**58,430**	14,290

These financial statements have been approved by the board of directors on 10 April 2007.

Zhang Xiaogang
Chairman

Ma Lianyong
Chief Accountant

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

Balance Sheet

(Prepared under PRC Accounting Rules and Regulations)
31 December 2006

Assets	Note	2006 Rmb Million	2005 Rmb Million
Current assets			
Cash at banks and in hand	4	**1,480**	515
Bills receivable	5	**1,409**	595
Trade receivables	6	**676**	649
Other receivables	7	**68**	1
Prepayments	8	**592**	166
Inventories	9	**7,036**	2,440
Total current assets		**11,261**	4,366
Long-term equity investments	10	**660**	212
Fixed assets			
Fixed assets, at cost	11	**40,910**	10,895
Less: Accumulated depreciation		**(8,320)**	(4,827)
Net book value before provision for impairment		**32,590**	6,068
Less: Provision for impairment of fixed assets		**(118)**	—
Carrying amount		**32,472**	6,068
Construction in progress	12	**8,135**	2,836
Total fixed assets		**40,607**	8,904
Intangible assets and other assets			
Intangible assets	13	**5,496**	298
Total intangible assets and other assets		**5,496**	298
Total assets		**58,024**	13,780

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

(Prepared under PRC Accounting Rules and Regulations)
31 December 2006

Liabilities and shareholders' fund	Note	2006 Rmb Million	2005 Rmb Million
Current liabilities			
Short-term loans	14	**4,580**	—
Bills payable	15	**1,338**	194
Trade payables	16	**1,401**	232
Receipts in advance	17	**3,230**	932
Accrued payroll		**212**	66
Staff welfare payable		**61**	26
Taxes payable	3(d)	**(12)**	(100)
Other payables	18	**1,202**	189
Current portion of long-term liabilities	19	**5,037**	600
Total current liabilities		**17,049**	2,139
Long-term liabilities			
Long-term loans	20	**8,811**	300
Long-term payables	21	**2,324**	—
Total long-term liabilities		**11,135**	300
Total liabilities		**28,184**	2,439
Shareholders' funds			
Share capital	22	**5,933**	2,963
Capital reserve	23	**12,847**	3,090
Surplus reserves (including statutory public welfare fund of Rmb0 (2005: Rmb772million)	24	**2,228**	1,544
Undistributed profits (including dividend proposed after the balance sheet date of Rmb3,441 million (2005: Rmb1,067million)	25	**8,832**	3,744
Total shareholders' funds		**29,840**	11,341
Total liabilities and shareholders' funds		**58,024**	13,780

These financial statements have been approved by the board of directors on 10 April 2007.

Zhang Xiaogang
Chairman

Ma Lianyong
Chief Accountant

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

Consolidated Income Statement and Profit Appropriation Statement

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

	Note	**2006 Rmb Million**	2005 Rmb Million
Income from principal operations	26	**54,596**	26,488
Less: Cost of sales	27	**41,246**	22,642
Business tax and surcharges	28	**370**	91
Profit from principal operations		**12,980**	3,755
Add: Other operating profit	29	**14**	104
Less: Operating expenses		**959**	463
Administrative expenses		**1,527**	349
Financial expenses	30	**901**	64
Operating profit		**9,607**	2,983
Add: Investment income/(loss)	31	**3**	(1)
Non-operating income		**11**	2
Less: Non-operating expenses		**408**	2
Total profit		**9,213**	2,982
Less: Income tax expense	3(b)	**2,368**	903
Net profit		**6,845**	2,079

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

	Note	**2006** **Rmb Million**	2005 *Rmb Million*
Net profit		**6,845**	2,079
Add: Undistributed profits at the beginning of the year		**3,732**	2,960
Distributable profits		**10,577**	5,039
Less: Transfer to statutory surplus reserve	24	**684**	209
Transfer to statutory public welfare fund	24	—	209
Profits distributable to shareholders		**9,893**	4,621
Less: Dividends		**1,067**	889
Undistributed profits at the end of the year (including: dividend proposed after the balance sheet date of Rmb3,441 million (2005: Rmb1,067million))	25	**8,826**	3,732

Additional information:

Item	**2006** **Rmb Million**	2005 *Rmb Million*
1. Gains (or losses) from the sale and disposal of divisions or invested entities	—	—
2. Losses arising from natural disasters	—	—
3. Increase (or decrease) in total profits due to the changes in accounting policies	—	—
4. Increase (or decrease) in total profits due to the changes in accounting estimates	—	—
5. Gains (or losses) arising from debt restructuring	—	—
6. Others	—	—

These financial statements have been approved by the board of directors on 10 April 2007.

Zhang Xiaogang
Chairman

Ma Lianyong
Chief Accountant

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

Income Statement and Profit Appropriation Statement

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

	Note	**2006 Rmb Million**	2005 Rmb Million
Income from principal operations	26	**54,199**	26,296
Less: Cost of sales	27	**40,957**	22,477
Business tax and surcharges	28	**370**	91
Profit from principal operations		**12,872**	3,728
Add: Other operating profit	29	**12**	102
Less: Operating expenses		**943**	455
Administrative expenses		**1,518**	314
Financial expenses	30	**871**	41
Operating profit		**9,552**	3,020
Add: Investment income/(loss)	31	**52**	(26)
Non-operating income		**11**	2
Less: Non-operating expenses		**408**	2
Total profit		**9,207**	2,994
Less: Income tax expense	3(b)	**2,368**	903
Net profit		**6,839**	2,091

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

	Note	2006 Rmb Million	2005 Rmb Million
Net Profit		**6,839**	2,091
Add: Undistributed profits at the beginning of the year		**3,744**	2,960
Distributable profits		**10,583**	5,051
Less: Transfer to statutory surplus reserve	24	**684**	209
Transfer to statutory public welfare fund	24	—	209
Profits distributable to shareholders		**9,899**	4,633
Less: Dividends		**1,067**	889
Undistributed profits at the end of the year (including: dividend proposed after the balance sheet date of Rmb3,441 million (2005: Rmb1,067million))	25	**8,832**	3,744

Additional information:

Item	2006 Rmb Million	2005 Rmb Million
1. Gains (or losses) from the sale and disposal of divisions or invested entities	—	—
2. Losses arising from natural disasters	—	—
3. Increase (or decrease) in total profits due to the changes in accounting policies	—	—
4. Increase (or decrease) in total profits due to the changes in accounting estimates	—	—
5. Gains (or losses) arising from debt restructuring	—	—
6. Others	—	—

These financial statements have been approved by the board of directors on 10 April 2007.

Zhang Xiaogang
Chairman

Ma Lianyong
Chief Accountant

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

Consolidated Cash Flow Statement

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

	Note to the consolidated cash flow statement	2006 *Rmb Million*
Cash flows from operating activities:		
Cash received from sale of goods		58,932
Refund of taxes		384
Cash received in relation to other operating activities		6
Sub-total of cash inflows		59,322
Cash paid for goods and services		(40,463)
Cash paid to and on behalf of employees		(1,712)
Taxes paid		(5,247)
Cash paid in relation to other operating activities		(816)
Sub-total of cash outflows		(48,238)
Net cash flow from operating activities	i	11,084
Cash flows from investing activities:		
Cash received from investment income		3
Net proceeds from the disposal of fixed assets		51
Cash received in relation to other investing activities		493
Sub-total of cash inflows		547
Cash paid for acquisition of fixed assets, construction in progress, intangible assets and other long-term assets		(10,670)
Cash paid for acquisition of investments		(18)
Net cash outflows for the acquisition of Angang New Steel & Iron Limited Company ("ANSI")	iv	(1,730)
Cash paid in relation to other investing activities		(2)
Sub-total of cash outflows		(12,420)
Net cash flow from investing activities		(11,873)

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

	Note to the consolidated cash flow statement	2006 *Rmb Million*
Cash flows from financing activities:		
Proceeds from loans		14,572
Sub-total of cash inflows		14,572
Repayment of loans		(10,989)
Cash paid for dividend and interest payment	ii	(1,624)
Cash paid in relation to other financing activities		(32)
Sub-total of cash outflows		(12,645)
Net cash flow from financing activities		1,927
Effect of exchange rate fluctuations on cash held		(2)
Net increase in cash and cash equivalents	iii	1,136

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

Consolidated Cash Flow Statement *(Continued)*

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

Notes to the consolidated cash flow statement		2006 Rmb Million
i	**Reconciliation of net profit to cash flows from operations:**	
	Net profit	6,845
	Add: Bad debt provision	4
	Inventory provision	26
	Provision for impairments of fixed assets	118
	Depreciation of fixed assets	3,817
	Amortisation of intangible assets	125
	Loss on disposal of fixed assets	282
	Decrease in deferred expenses	3
	Increase in accrued expenses	2
	Financial expenses	899
	Investment income	(3)
	Increase in inventories	(1,208)
	Increase in operating receivables	(822)
	Increase in operating payables	996
	Net cash flow from operating activities	11,084
ii	**Non-cash transactions of investing and financing activities:**	
	Bills paid for dividend on ordinary A shares	400
	Please refer to iv for the details of acquisition of ANSI	
iii	**Net increase in cash and cash equivalents:**	
	Cash at the end of the year	1,698
	Less: Cash at the beginning of the year	(562)
	Net increase in cash and cash equivalents	1,136

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

Notes to the consolidated cash flow statement *(Continued)*

	2006 Rmb Million
iv Net cash paid for the acquisition of ANSI	
The acquisition of ANSI had the following effect on the Group's assets and liabilities:	
Cash at bank and in hand	593
Bills receivable	469
Trade receivables	203
Other receivables	267
Prepayments	444
Inventories	3,473
Deferred expenses	3
Fixed assets	23,308
Construction in progress	2,477
Intangible assets	5,317
Long-term deferred expenses	1
Short-term loans	(2,400)
Bills payable	(1,262)
Trade payables	(1,794)
Receipts in advance	(1,374)
Accrued payroll	(154)
Staff welfare payable	(61)
Taxes payable	650
Other payables	(1,297)
Current portion of long-term liabilities	(3,570)
Long-term loans	(5,581)
Net value of asset and liabilities acquired	19,712
Less: Amount paid by issuance of shares	(12,741)
Deferred cash payment classified as long-term payable	(4,648)
Cash at bank and in hand transferred in from ANSI	(593)
Net amount of cash at bank and in hand paid for the acquisition of ANSI	1,730

These financial statements have been approved by the board of directors on 10 April 2007.

Zhang Xiaogang
Chairman

Ma Lianyong
Chief Accountant

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

Cash Flow Statement

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

	Note to the cash flow statement	2006 *Rmb Million*
Cash flows from operating activities:		
Cash received from sale of goods		58,580
Refund of taxes		354
Cash received in relation to other operating activities		5
Sub-total of cash inflows		58,939
Cash paid for goods and services		(40,174)
Cash paid to and on behalf of employees		(1,702)
Taxes paid		(5,240)
Cash paid in relation to other operating activities		(805)
Sub-total of cash outflows		(47,921)
Net cash flow from operating activities	i	11,018
Cash flows from investing activities:		
Cash received from investment income		3
Net proceeds from the disposal of fixed assets		51
Cash received in relation to other investing activities		491
Sub-total of cash inflows		545
Cash paid for acquisition of fixed assets, construction in progress, intangible assets and other long-term assets		(10,538)
Cash paid for acquisition of investments		(354)
Net cash outflows for the acquisition of ANSI	iv	(1,754)
Sub-total of cash outflows		(12,646)
Net cash flow from investing activities		(12,101)

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

	Note to the cash flow statement	2006 *Rmb Million*
Cash flows from financing activities:		
Proceeds from loans		13,920
Sub-total of cash inflows		13,920
Repayment of loans		(10,244)
Cash paid for dividend and interest payment	ii	(1,596)
Cash paid in relation to other financing activities		(32)
Sub-total of cash outflows		(11,872)
Net cash flow from financing activities		2,048
Effect of exchange rate fluctuations on cash held		—
Net increase in cash and cash equivalents	iii	965

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

Cash Flow Statement *(Continued)*

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006

Notes to the cash flow statement	2006 *Rmb Million*
i Reconciliation of net profit to cash flows from operations:	
Net profit	6,839
Add: Bad debt provision	4
Inventory provision	39
Provision for impairments of fixed assets	118
Depreciation of fixed assets	3,768
Amortisation of intangible assets	121
Decrease in deferred expenses	3
Loss on disposal of fixed assets	282
Financial expenses	869
Investment income	(52)
Increase in inventories	(1,205)
Increase in operating receivables	(791)
Increase in operating payables	1,023
Net cash flow from operating activities	11,018
ii Non-cash transactions of investing and financing activities:	
Bills paid for dividend on ordinary A shares	400

Please refer to iv for the details of acquisition of ANSI

iii Net increase in cash and cash equivalents:	
Cash at the end of the year	1,480
Less: Cash at the beginning of the year	(515)
Net increase in cash and cash equivalents	965

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

Notes to the cash flow statement *(Continued)*	2006 Rmb Million
iv Net cash paid for the acquisition of ANSI	
The acquisition of ANSI had the following effect on the Company's assets and liabilities:	
Cash at bank and in hand	569
Bills receivable	469
Trade receivables	203
Other receivables	256
Prepayments	444
Inventories	3,473
Deferred expenses	3
Long-term equity investments	45
Fixed assets	23,308
Construction in progress	2,468
Intangible assets	5,317
Short-term loans	(2,400)
Bills payable	(1,262)
Trade payables	(1,794)
Receipts in advance	(1,374)
Accrued payroll	(154)
Staff welfare payable	(61)
Taxes payable	650
Other payables	(1,297)
Current portion of long-term liabilities	(3,570)
Long-term loans	(5,581)
Net value of asset and liabilities acquired	19,712
Less: Amount paid by issuance of shares	(12,741)
Deferred cash payment classified as long-term payable	(4,648)
Cash at bank and in hand transferred in from ANSI	(569)
Net amount of cash at bank and in hand paid for the acquisition of ANSI	1,754

The recognised value of the assets and liabilities of ANSI on acquisition was based on the valuation (Zhong Zi Ping Bao Zi 2005 No. 79) assessed by China Assets Appraisal Company Limited, an independent valuer qualified by China Securities Regulatory Commission and the Ministry of Finance of the PRC, on a depreciated replacement cost basis, as at 30 June 2005 plus further adjustments as stated in the Acquisition Agreement, which mainly reflected the operating results of ANSI for the six months ended 31 December 2005 (see Note 21).

These financial statements have been approved by the board of directors on 10 April 2007.

Zhang Xiaogang
Chairman

Ma Lianyong
Chief Accountant

The accompanying notes on pages 96 to 137 form an integral part of these financial statements.

1. STATUS OF THE COMPANY

Angang Steel Company Limited (formerly known as Angang New Steel Company Limited) (the "Company") was formally established on 8 May 1997 as a joint stock limited company.

The Company was established as a joint stock limited company under the Company Law of the People's Republic of China ("PRC"), with Anshan Iron & Steel Group Complex ("Angang Holding") as the sole promoter, pursuant to the approval document Tigaisheng [1997] No. 62 "Reply to the Approval of the Establishment of Angang New Steel Company Limited" issued by the State Commission for Economic Restructuring of the PRC. The Company took over the businesses of the Wire Rod Plant, the Thick Plate Plant, and the Cold Rolling Plant (collectively referred to as the "Plants") of Angang Holding. According to the Division Agreement which took effect from 1 January 1997, Angang Holding transferred the production, sales, research and development, administration activities of the Plants together with the relevant assets and liabilities as at 31 December 1996 as its contribution to the Company. The above net assets were converted into 1,319,000,000 shares of the Company of Rmb1.00 each.

The Company issued 890,000,000 overseas listed foreign invested ordinary shares ("H shares") with a par value of Rmb1.00 each on 22 July 1997 which were subsequently listed on The Stock Exchange of Hong Kong Limited on 24 July 1997. The Company also issued 300,000,000 ordinary A shares with a par value of Rmb1.00 each on 16 November 1997 which were subsequently listed on the Shenzhen Stock Exchange on 25 December 1997.

On 26 January 2006, the Company made an additional issue of 2,970,000,000 ordinary A shares with a par value of Rmb1.00 each at an issue price of Rmb4.29 each to Angang Holding for a total consideration of Rmb12.74 billion. Proceeds of the issue were used to partly finance the acquisition of the entire equity interest in ANSI (see Note 21).

Upon the completion of the entire equity acquisition of ANSI, all the business, assets and liabilities of ANSI were transferred to the Company, and ANSI has applied for deregistration.

According to a special resolution approved by the shareholders in the annual general meeting on 20 June 2006, the Company changed its name from Angang New Steel Company Limited to Angang Steel Company Limited on 29 September 2006 upon the issuance of revised business license.

The Company and its jointly controlled entities (collectively referred to as the "Group") are principally engaged in ferrous metal smelting and steel pressing and processing.

2. SIGNIFICANT ACCOUNTING POLICIES

The significant accounting policies adopted by the Group in the preparation of the financial statements conform with the relevant requirements of the Accounting Standards for Business Enterprises and Accounting Regulations for Business Enterprises issued by the Ministry of Finance of the PRC.

(a) Accounting year

The accounting year of the Group is from 1 January to 31 December.

(b) Preparation of the consolidated financial statements

The consolidated financial statements of the Group have been prepared in accordance with the Accounting Regulations for Business Enterprises and the Interim Provisions on Consolidated Financial Statements (Caikuaizi [1995] No. 11) issued by the Ministry of Finance.

The consolidated financial statements include the financial statements of the Company and its jointly controlled entities.

In the preparation of the consolidated financial statements, for jointly controlled entities which the Company has joint control with other investors under contractual agreement, the Company consolidates the assets, liabilities, revenues, costs and expenses of these jointly controlled entities using the proportionate consolidation method, including the Group's proportionate share of the jointly controlled entities' assets, liabilities, revenues, costs and expenses with items of a similar nature in the company's financial statements on a line by line basis.

When the accounting policies adopted by the jointly controlled entity differ from those of the Company, necessary adjustments are made in the consolidated financial statements according to the Company's accounting policies. Material group transactions, including any unrealised gains and intragroup balances, are eliminated in consolidation.

(c) Basis of preparation and measurement basis

The financial statements of the Group have been prepared on an accrual basis. Unless otherwise stated, the measurement basis used is historical cost.

(d) Reporting currency

The Group's reporting currency is the Renminbi.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(e) Translation of foreign currencies

Foreign currency transactions are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated into Renminbi at the exchange rates quoted by the People's Bank of China and other recognised exchange rates ruling at the balance sheet date. Except for those exchange gains and losses directly relating to the purchase or construction of fixed assets (Note 2(j)), and the transactions referred to below, exchange gains and losses on foreign currency translation are dealt with in the income statement of the current period.

Exchange differences which arises during the start-up period are aggregated into the long-term deferred expenses and are then fully charged to the income statement in the month of commencement of operations.

(f) Cash equivalents

Cash equivalents represent short-term, highly liquid investments which, are readily convertible into known amounts of cash and are subject to an insignificant risk of change in value.

(g) Provision for bad and doubtful debts

Trade receivables showing signs of uncollectibility are individually identified by the Group and bad debt provision is then made based on the probable uncollectible amount. Bad debt provision for other receivables is determined by the Group based on the nature and corresponding collectibility of the receivables.

(h) Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost comprises all costs of purchase, costs of conversion and other costs. Inventories are measured at their actual cost upon acquisition. The cost of inventories is calculated using the weighted average method. In addition to the purchase cost of raw materials, work in progress and finished goods include direct labour costs and an appropriate allocation of manufacturing overheads.

Except spare parts, any excess of the cost over the net realisable value of each item of inventories is recognised as a provision for diminution in the value of inventories. Spare parts provision is provided based on management's assessment. Net realisable value is the estimated selling price in the normal course of business less the estimated costs to completion and the estimated expenses and related taxes necessary to make the sale.

Low value consumables, packaging and other materials are amortised in full when being consumed.

Inventories are recorded by perpetual method.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(i) Long-term equity investments

Where the Company has the power to control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the equity method of accounting whereby the investment is initially recorded at cost and adjusted thereafter for any post acquisition change in the Company's share of the investors' equity in the investee enterprise.

Where the Company does not control, jointly control or exercise significant influence over an investee enterprise, the investment is accounted for under the cost method and stated at initial investment cost. Investment income is recognised once the investee enterprise declares a cash dividend or distributes profits.

Upon the disposal or transfer of long-term equity investments, the difference between the proceeds received and the carrying amount of the investments is recognised as profit or loss.

The Company makes provision for impairment losses on long-term equity investments (see Note 2(m)).

(j) Fixed assets and construction in progress

Fixed assets are assets with comparatively high unit values held by the Group for use in the production of goods and for administrative purposes. They are expected to be used for more than one year.

Fixed assets are stated in the balance sheet at cost less accumulated depreciation and impairment loss (see Note 2(m)). Construction in progress is stated in the balance sheet at cost less impairment loss (see Note 2(m)).

All direct and indirect costs that are related to the purchase or construction of fixed assets, incurred before the assets are ready for their intended use are capitalised as construction in progress. Those costs included borrowing costs (including foreign exchange differences arising from the loan principals and the related interests) on specific borrowings for the construction of the fixed assets during the construction period.

Construction in progress is transferred to fixed assets when the asset is ready for its intended use. No depreciation is provided for construction in progress.

Fixed assets are depreciated using the straight-line method over their estimated useful lives or estimated remaining useful life . The respective estimated useful lives or estimated remaining useful lives and residual values are as follows:

	Estimated remaining useful-life / estimated useful-life	Estimated residual value
Land use rights	50 years	—
Buildings and plants	10 to 20 years	3% - 5%
Machinery and equipment	6 to 15 years	3% - 5%
Other fixed assets	2 to 12 years	3% - 5%

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(k) Intangible assets

Intangible assets are stated in the balance sheet at cost less accumulated amortisation and impairment losses (see Note 2(m)). The cost of the intangible assets is amortised on a straight-line basis over the estimated useful life or estimated remaining useful life, the contracted beneficial period or the effective period stipulated by law . The respective amortisation periods for the intangible assets are as follows:

	Amortisation period
Land use rights	50 years
Acquired software	3 to 10 years
Industrial technology	6 to 10 years

(l) Pre-operating expenses

Except for the acquisition and construction of fixed assets, all expenses incurred during the start-up period are aggregated in long-term deferred expenses and then fully charged to the income statement in the month when operations commence.

(m) Impairment loss of assets

The carrying amounts of the Group's assets (including long-term investments, fixed assets, construction in progress, intangible assets and other assets), other than trade receivables and inventories (see Note 2(g) and 2(h)), are assessed regularly to determine whether their recoverable amounts have declined below their carrying amounts . Assets are tested for impairment whenever events or changes in conditions indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to the recoverable amount. The amount by which the carrying amount is reduced is the impairment loss.

The recoverable amount is the greater of the net selling price and present value of the estimated future cash flows arising from the continuous use of the asset and from the disposal of the asset at the end of its useful life.

Provision for impairment loss is calculated on an item by item basis and recognised as an expense in the income statement. However, when a deficit between the initial investment cost and the Company's share of the investors' equity of the investee enterprise has been credited to the capital reserve, any impairment losses for long-term equity investment are firstly set off against the difference initially recognised in the capital reserve relating to that investment and any excess impairment losses are then recognised in the income statement.

If there is an indication that there has been a change in the estimates used to determine the recoverable amount and as a result the estimated recoverable amount is greater than the carrying amount of the asset, the impairment loss recognised in prior years is reversed. An impairment loss is reversed only to the extent of the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. In respect of the reversal of an impairment loss for a long-term equity investment, the reversal starts with the impairment losses that had previously been recognised in the income statement and then the impairment losses that had been charged to capital reserve.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(n) Income tax

Income tax is recognised when payable under the tax payable method. The income tax of the Group for the year is provided at the applicable tax rate on taxable income.

(o) Provisions and contingent liabilities

Provisions are recognised when the Group has a present obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made.

Where it is not probable that the settlement of the above obligation will cause an outflow of economic benefits, or the amount of the outflow cannot be estimated reliably, the obligation is disclosed as a contingent liability.

(p) Revenue recognition

When it is probable that the economic benefits will flow to the Company and the revenue and costs can be measured reliably, revenue is recognised in the income statement according to the following methods:

i) Sale of goods

Revenue from the sale of goods is recognised when the significant risks and rewards of ownership of goods have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding the receipt of the consideration and the return of goods, or when the revenue and the costs incurred or to be incurred in respect of the transaction cannot be measured reliably.

ii) Rendering of services

When the outcome of a transaction involving the rendering of services can be estimated reliably, revenue from the rendering of services is recognised in the income statement by reference to the stage of completion of the transaction based on the progress of work performed. When the outcome of the transaction involving the rendering of services cannot be estimated reliably, revenue is recognised only to the extent of the costs incurred that are expected to be recoverable.

iii) Interest income

Interest income is recognised on a time proportion basis with reference to the principal outstanding and the applicable rate.

(q) Repairs and maintenance expenses

Repair and maintenance expenses (including major overhaul expenses) are recognised in the income statement when incurred.

2. SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(r) Research and development costs

Research and development costs are charged to the income statement in the period as and when they are incurred.

(s) Borrowing costs

Borrowing costs incurred on specific borrowings for the construction of fixed assets are capitalised into the cost of the fixed assets during the construction period until the fixed assets are ready for their intended uses.

Except for the above, other borrowing costs are recognised as financial expenses in the income statement when incurred.

(t) Dividends appropriated to investors

Dividends appropriated to the investors are recognised in the income and profit appropriation statement upon approval. Cash dividends approved after the balance sheet date, but before the date on which the financial statements are authorised for issue, are disclosed in the balance sheet as a separate component under investors' equity.

(u) Retirement benefits

Pursuant to the relevant laws and regulations in the PRC, the Group has joined defined contribution retirement schemes arranged by a governmental organisation for the employees. The Company makes contributions to the retirement scheme at the applicable rate(s) based on the employees' salaries. The contributions are charged to the income statement on an accrual basis. After the payment of the contributions under the retirement schemes, the Company does not have any other obligations in this respect (see Note 33).

(v) Related parties

If the Group has the power, directly or indirectly, to control, jointly control or exercise significant influence over another party, or vice versa, or where the Group and one or more parties are subject to common control from another party, they are considered to be related parties. Related parties may be individuals or enterprises.

3. TAXATION

(a) The types of tax applicable to the Group's sales of goods include value added tax ("VAT"). The VAT rate for its major products is 17% (2005: 17%).

(b) Income tax

The applicable income tax rate of the Company for the year is 33% (2005: 33%).

(i) In accordance with Guoshuifa (2000) No.13 issued by the State Administration of Taxation on 17 January 2000, the Company enjoyed tax exemption relating to investment in technical development of domestic-produced machinery amounting to Rmb163 million (2005: Rmb24 million).

(ii) In accordance with Caishuizi (2003) No.244 issued by the Ministry of Finance and State Administration of Taxation on 27 November 2003, the Company enjoyed tax exemption relating to enterprise research and development costs amounting to Rmb1,143 million (2005: Rmb 294 million).

(iii) In accordance with Caishuizi (94) No. 001 issued by the Ministry of Finance and State Administration of Taxation on 29 March 1994, the company enjoyed tax exemption relating to the outputs from environmental protection facilities amounting to Rmb 504 million (2005: Nil).

According to Income Tax Law for Enterprises with Foreign Investment and Foreign Enterprises, the Company's jointly controlled entity, ANSC-TKS Galvanizing Co., Ltd ("ANSC-TKS"), is exempt from income tax during its first two profitable years, starting from the first year when ANSC-TKS has a profit after offsetting any previous years' losses. A 50% income tax exemption is granted to ANSC-TKS from the third profitable year to fifth profitable year. No income tax was provided by ANSC-TKS as the year 2006 is the first profitable year of ANSC-TKS.

No income tax was provided for the three jointly controlled entities of the Company: ANSC-Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited ("ANSC-Xinchuan"), Changchun FAM Steel Processing and Distribution Co., Ltd. ("Changchun FAM") and ANSC-TKS Steel Logistics (Changchun) Company Limited. ("TKAS-SSC"), as they had not begun their operations during the year and had no taxable income.

(c) Others

The Company and ANSC-Xinchuan is subject to surcharges, including city construction and maintenance tax, education surcharge and local education surcharge, which are computed based on 7%, 3% and 1% of net VAT payable and business taxes, respectively. As ANSC-TKS, Changchun FAM and TKAS-SSC are foreign invested enterprises, they are exempt from city construction and maintenance tax, education surcharge and local education surcharge.

3. TAXATION (Continued)

(d) Taxes payable

	The Group		The Company	
	2006 Rmb Million	2005 Rmb Million	**2006 Rmb Million**	2005 Rmb Million
VAT payable/(deductible)	**227**	(71)	**236**	(61)
Income tax refundable	**(261)**	(41)	**(261)**	(41)
Others	**13**	1	**13**	2
	(21)	(111)	**(12)**	(100)

4. CASH AT BANK AND IN HAND

The Group	2006 Original currency Million	2006 Exchange rate	2006 Rmb/Rmb equivalent Million	2005 Original currency Million	2005 Exchange rate	2005 Rmb/Rmb equivalent Million
Cash in hand						
Renminbi			**1**			—
Cash at bank						
Renminbi			**1,564**			547
HK Dollars	**—**		**—**	0.60	1.04	1
US Dollars	**4.87**	**7.81**	**38**	1.58	8.07	12
Euro	**9.25**	**10.27**	**95**	0.18	9.58	2
			1,698			562

The Company	2006 Original currency Million	2006 Exchange rate	2006 Rmb/Rmb equivalent Million	2005 Original currency Million	2005 Exchange rate	2005 Rmb/Rmb equivalent Million
Cash in hand						
Renminbi			**1**			—
Cash at bank						
Renminbi			**1,479**			514
HK Dollars			**—**	0.60	1.04	1
			1,480			515

As at 31 December 2006, a deposit of Rmb1,449 million (2005: Rmb421 million) was placed with Angang Group Financial Company Limited ("Angang Finance").

5. BILLS RECEIVABLE

All bills receivable held by the Group are bank accepted bills which have not been pledged.

Among the balance of bills receivable, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

6. TRADE RECEIVABLES

The Group

	2006				2005			
	Amount *Rmb Million*	**%**	**Bad debt provision** *Rmb Million*	**%**	Amount *Rmb Million*	%	Bad debt provision *Rmb Million*	%
Within one year	**644**	**100**	**–**	**–**	594	100	–	–
Between one and two years *(note)*	**1**	**–**	**–**	**–**	–	–	–	–
Between two and three years *(note)*	**1**	**–**	**–**	**–**	–	–	–	–
Over three years *(note)*	**2**	**–**	**–**	**–**	–	–	–	–
Total	**648**	**100**	**–**		594	100	–	

The Company

	2006				2005			
	Amount *Rmb Million*	**%**	**Bad debt provision** *Rmb Million*	**%**	Amount *Rmb Million*	%	Bad debt provision *Rmb Million*	%
Within one year	**672**	**100**	**–**	**–**	649	100	–	–
Between one and two years *(note)*	**1**	**–**	**–**	**–**	–	–	–	–
Between two and three years *(note)*	**1**	**–**	**–**	**–**	–	–	–	–
Over three years *(note)*	**2**	**–**	**–**	**–**	–	–	–	–
Total	**676**	**100**	**–**		649	100	–	

Note: The accounts receivable whose aging is more than one year comes from the combined amount from the former ANSI.

6. TRADE RECEIVABLES *(Continued)*

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Third parties	**320**	338	**191**	393
Subsidiaries of Angang Holding	**328**	256	**328**	256
Other related parties	**—**	—	**157**	—
	648	594	**676**	649
Less: Bad debt provision	**—**	—	**—**	—
	648	594	**676**	649

	The Group		The Company	
	2006	2005	**2006**	2005
Bad debt provision	***Rmb Million***	*Rmb Million*	***Rmb Million***	*Rmb Million*
Balance at the beginning of the year	**—**	—	**—**	—
Add: Provision for the year	**2**	—	**2**	—
Less: Reversal during the year	**(2)**	—	**(2)**	—
Balance at the end of the year	**—**	—	**—**	—

As at 31 December 2006, the management considers that major accounts receivable can be recovered, and the debtors have repayment capabilities, so proportion of bad debt provision is low.

During the year, the Group had no individually significant recovery of accounts receivable which a full provision or a significant provision was made in previous years.

Among the balance of trade receivables, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

Parts of the trade receivables are pledged by the Group as collateral for the syndicated loan (see Note 20).

As at 31 December 2006, the total trade receivables of the Group's or Company's five largest debtors are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
Amount (Rmb Million)	**582**	590	**647**	649
% of total accounts receivable	**90%**	99%	**96%**	100%

7. OTHER RECEIVABLES

The Group	**2006** **Rmb Million**	**%**	2005 *Rmb Million*	%
Within one year	**18**	**26**	3	38
Between one and two years	**50**	**74**	4	50
Between two and three years	**—**	**—**	—	—
Over three years	**—**	**—**	1	12
	68	**100**	8	100
Less: Bad debt provision	**—**	**—**	—	—
	68		8	

The Company	**2006** **Rmb Million**	**%**	2005 *Rmb Million*	%
Within one year	**18**	**26**	1	100
Between one and two years	**50**	**74**	—	—
	68	**100**	1	100
Less: Bad debt provision	**—**	**—**		
	68		1	

	The Group **2006** **Rmb Million**	The Group 2005 *Rmb Million*	The Company **2006** **Rmb Million**	The Company 2005 *Rmb Million*
Third parties	**68**	8	**68**	1
Less: Bad debt provision	**—**	—	**—**	—
	68	8	**68**	1

Bad debt provision	The Group **2006** **Rmb Million**	The Group 2005 *Rmb Million*	The Company **2006** **Rmb Million**	The Company 2005 *Rmb Million*
Balance at the beginning of the year	**—**	—	**—**	—
Add: Provision for the year	**4**	—	**4**	—
Less: Written off for the year	**(4)**	—	**(4)**	—
Balance at the end of the year	**—**	—	**—**	—

7. OTHER RECEIVABLES *(Continued)*

As at 31 December 2006, the management considers that most of the other receivables can be recovered, and the debtors have repayment capabilities, so proportion of bad debt provision is low.

During the year, the Group had no individually significant recovery of other receivables which a full provision or a significant provision was made in previous years.

During the year, the management considers that part of the other receivables which had been made bad debt provision can not be recovered, so the related bad debt provision had been written-off.

Among the balance of other receivables, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

As at 31 December 2006, the total other receivables of the Group's or Company's five largest debtors are as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
Amount(Million Rmb)	**67**	6	**67**	—
% of total other receivables	**99%**	75%	**99%**	—

8. PREPAYMENTS

The Group	**2006** *Rmb Million*	**%**	2005 *Rmb Million*	%
Within one year	**605**	**99**	174	100
Between one and two years	**5**	**1**	—	—
	610	**100**	174	100

The Company	**2006** *Rmb Million*	**%**	2005 *Rmb Million*	%
Within one year	**587**	**99**	166	100
Between one and two years	**5**	**1**	—	—
	592	**100**	166	100

8. PREPAYMENTS *(Continued)*

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Third parties	**230**	46	**212**	38
Subsidiaries of Angang Holding	**380**	128	**380**	128
	610	174	**592**	166

Among the balance of prepayments, no balance is due from a shareholder who holds 5% or more of the Company's voting shares.

The prepayments over one year are prepaid for spare parts with long procurement cycle.

9. INVENTORIES

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Raw materials and fuel	**1,770**	312	**1,711**	298
Work in progress	**1,315**	190	**1,315**	190
Finished goods	**2,260**	1,246	**2,164**	1,105
Spare parts and low value consumables	**1,968**	927	**1,933**	895
	7,313	2,675	**7,123**	2,488
Less: Provision for diminution in value				
— Raw materials	**(2)**	(2)	**—**	—
— Finished goods	**(4)**	(17)	**—**	—
— Spare parts and low value consumables	**(87)**	(48)	**(87)**	(48)
	(93)	(67)	**(87)**	(48)
	7,220	2,608	**7,036**	2,440

9. INVENTORIES (Continued)

Provision for diminution in value	The Group 2006 Rmb Million	The Group 2005 Rmb Million	The Company 2006 Rmb Million	The Company 2005 Rmb Million
Balance at the beginning of the year	**67**	51	**48**	48
Add: Provision made during the year	**39**	16	**39**	—
Less: Transfer out due to sales	**(13)**	—	—	—
Balance at the end of the year	**93**	67	**87**	48

All of the above inventories are either purchased or manufactured by the Group.

	The Group 2006 Rmb Million	The Group 2005 Rmb Million	The Company 2006 Rmb Million	The Company 2005 Rmb Million
Cost of inventories charged to costs and expenses in the income statement	**41,246**	22,642	**40,957**	22,477

10. LONG-TERM EQUITY INVESTMENTS

The Group	Investment in associates Rmb Million	Other equity investment Rmb Million	Total Rmb Million
Cost of investment			
Balance at the beginning of the year	31	10	41
Additions	18	—	18
Balance at the end of the year	49	10	59

The Company	Investment in jointly controlled entities Rmb Million	Investment in associates Rmb Million	Other equity investment Rmb Million	Total Rmb Million
Cost of investment				
Balance at the beginning of the year	171	31	10	212
Additions	430	18	—	448
Balance at the end of the year	601	49	10	660

As at 31 December 2006, no provision for impairment loss has been made for individual long-term equity investments by the Group.

10. LONG-TERM EQUITY INVESTMENTS *(Continued)*

(a) As at 31 December 2006, the Company's investment in jointly controlled entities are as follows:

Name of invested entity	Share of equity interest in the invested entity	Term of investment	Initial cost of investment *Rmb Million*
ANSC-TKS	50%	50 years	**486**
ANSC-Xinchuan	50%	50 years	**70**
Changchun-FAM	50%	50 years	**45**
TKAS-SSC	50%	50 years	**48**
			649

	ANSC-TKS *Rmb Million*	ANSC-Xinchuan *Rmb Million*	Changchun FAM *Rmb Million*	TKAS-SSC *Rmb Million*	Total *Rmb Million*
Cost of investment					
Balance at the beginning of the year	151	20	—	—	171
Add: Acquisition of ANSI	—	—	45	—	45
Additions	238	50	—	48	336
Adjustment using equity method *(Note 31)*	49	—	—	—	49
Balance at the end of the year	438	70	45	48	601

Pursuant to an Equity Pledge Agreement entered into between the Company and Bank of China, Liaoning Branch on 22 October 2002, the Company pledged to Bank of China, Liaoning Branch all its equity interests in ANSC-TKS to secure the performance of the obligation of ANSC-TKS, i.e. to repay and settle the related debts due to Bank of China, Liaoning Branch in full and in a timely manner (see Note 20).

10. LONG-TERM EQUITY INVESTMENTS *(Continued)*

(b) As at 31 December 2006, the Group's and the Company's investments in associates are as follows:

Name of invested entity	Share of equity interest in the invested entity	Term of investment	Initial cost of investment *Rmb Million*
TKAS (Changchun) Tailored Blanks Ltd ("TKAS")	45%	50 years	37
Angang Shenyang Steel Product Processing and Distribution Company Limited ("Angang Shenyang")	30%	50 years	14
			51

	TKAS *Rmb Million*	Angang Shenyang *Rmb Million*	Total *Rmb Million*
Cost of investment			
Balance at the beginning of the year	16	15	31
Add: Additions	18	—	18
Adjustment using equity method *(Note 31)*	—	—	—
Balance at the end of the year	34	15	49

(c) As at 31 December 2006, the Group's and the Company's other equity investment is as follows:

Name of invested entity	Share of equity interest in the invested entity	Term of investment	Initial cost of investment *Rmb Million*
Zhongye Nanfang Engineering Technology Company Limited ("Zhongye Nanfang")	7%	30 years	10

(d) As at 31 December 2006, the ratio of the total carrying amount of the Company's long-term equity investments to its net assets was 2% (2005: 2%) .

11. FIXED ASSETS

The Group	Land use rights Rmb Million	Buildings and plants Rmb Million	Machinery and equipment Rmb Million	Others Rmb Million	Total Rmb Million
Cost					
Balance at the beginning of the year	219	2,556	7,853	810	11,438
Acquisition of ANSI	—	7,344	15,026	938	23,308
Additions	—	3	14	1	18
Transferred from construction in progress *(Note 12)*	—	2,021	4,860	427	7,308
Disposals of fixed assets	—	(132)	(397)	(72)	(601)
Reclassification	—	—	233	(233)	—
Balance at the end of the year	219	11,792	27,589	1,871	41,471
Accumulated depreciation					
Balance at the beginning of the year	9	851	3,527	518	4,905
Charge for the year	5	716	2,807	289	3,817
Written back on disposal of fixed assets	—	(11)	(204)	(60)	(275)
Reclassification	—	—	156	(156)	—
Balance at the end of the year	14	1,556	6,286	591	8,447
Provision for impairment					
Balance at the beginning of the year	—	—	—	—	—
Charge for the year	—	47	67	4	118
Balance at the end of the year	—	47	67	4	118
Carrying amount					
Balance at the end of the year	205	10,189	21,236	1,276	32,906
Balance at the beginning of the year	210	1,705	4,326	292	6,533

11. FIXED ASSETS (Continued)

The Company	Land use rights Rmb Million	Buildings and plants Rmb Million	Machinery and equipment Rmb Million	Others Rmb Million	Total Rmb Million
Cost					
Balance at the beginning of the year	197	2,457	7,451	790	10,895
Acquisition of ANSI	—	7,344	15,026	938	23,308
Transferred from construction in progress *(Note 12)*	—	2,021	4,860	427	7,308
Disposals of fixed assets	—	(132)	(397)	(72)	(601)
Reclassification	—	—	233	(233)	—
Balance at the end of the year	197	11,690	27,173	1,850	40,910
Accumulated depreciation					
Balance at the beginning of the year	8	843	3,465	511	4,827
Charge for the year	4	712	2,766	286	3,768
Written back on disposal of fixed assets	—	(11)	(204)	(60)	(275)
Reclassification	—	—	156	(156)	—
Balance at the end of the year	12	1,544	6,183	581	8,320
Provision for impairment					
Balance at the beginning of the year	—	—	—	—	—
Charge for the year	—	47	67	4	118
Balance at the end of the year	—	47	67	4	118
Carrying amount					
Balance at the end of the year	185	10,099	20,923	1,265	32,472
Balance at the beginning of the year	189	1,614	3,986	279	6,068

As at 31 December 2006, the cost of the fully depreciated fixed assets of the Group which are still in use amounted to Rmb1,780 million (2005: Rmb1,391 million).

Parts of the fixed assets are pledged by the Group as collateral for the syndicated loan and the long-term loans of Changchun FAM (see Note 20).

According to the expert opinion of the asset management departments, the Group made a provision for impairment of the fixed assets which cannot bring economic benefits to the enterprise, due to technological obsolescence, damage, or other reasons. The recoverable amounts of these fixed assets were assessed based on their scrape value less costs to sell.

12. CONSTRUCTION IN PROGRESS

	Amount		Including: Capitalisation of interest charges	
	The Group *Rmb Million*	The Company *Rmb Million*	The Group *Rmb Million*	The Company *Rmb Million*
Cost				
Balance at the beginning of the year	2,840	2,836	46	46
Acquisition of ANSI	2,477	2,468	—	—
Additions	10,270	10,139	37	37
Transfer to fixed assets *(Note 11)*	(7,308)	(7,308)	—	—
Balance at the end of the year	8,279	8,135	83	83

Interest expense of the Group for the year was capitalised at a rate of 5.87% (2005: 5.6%).

As at 31 December 2006, the major projects under construction of the Group and the Company are as follows:

Projects	Budget *Rmb Million*	Balance at 1 January 2006 *Rmb Million*	Acquisition from ANSI *Rmb Million (Note 21)*	Additions *Rmb Million*	Transfer to fixed assets *Rmb Million (Note 11)*	Balance at 31 December 2006 *Rmb Million*	% of budget	Capital source *(note)*	Interest capitalized for the period *Rmb Million (Note 30)*
Bayuquan project	22,600	–	–	5,074	–	5,074	23%	Operating fund and bank loans	25
West project 2150	5,868	–	649	428	(739)	338	90%	Operating fund	–
New #2,3,4 and 5 furnace	5,574	–	967	1,113	(1,956)	124	86%	Operating fund	–
Cold rolling system upgrade	3,821	549	–	289	(500)	338	96%	Operating fund and bank loans	6
Chemical plant renovation	3,749	–	58	829	(115)	772	48%	Operating fund	–
West project 1450	2,900	–	–	882	–	882	30%	Operating fund and bank loans	6

12. CONSTRUCTION IN PROGRESS *(Continued)*

As at 31 December 2006, the major projects under construction of the Group and the Company are as follows: *(continued)*

Projects	Budget	Balance at 1 January 2006	Acquisition from ANSI	Additions	Transfer to fixed assets	Balance at 31 December 2006	% of budget	Capital source	Interest capitalized for the period
	Rmb Million	*Rmb Million*	*Rmb Million (Note 21)*	*Rmb Million*	*Rmb Million (Note 11)*	*Rmb Million*		*(note)*	*Rmb Million (Note 30)*
2130 continuous cold rolling line	2,640	2,226	–	396	(2,550)	72	99%	Operating fund	–
Steel plant and Iron plant supporting project	951	27	413	378	(794)	24	86%	Operating fund	–
Sintering unit	810	–	36	10	(46)	–	94%	Operating fund	–
ƒ177 petroleum pipe production line	780	–	–	33	–	33	4%	Operating fund	–
100-metre heavy rail production line upgrade	300	–	–	35	–	35	12%	Operating fund	–
2130 cold rolling renovation	223	–	103	46	(149)	–	67%	Operating fund	–
Thick plates plant Heating process Renovation	130	8	–	80	(86)	2	67%	Operating fund	–

12. CONSTRUCTION IN PROGRESS *(Continued)*

As at 31 December 2006, the major projects under construction of the Group and the Company are as follows: *(continued)*

Projects	Budget	Balance at 1 January 2006	Acquisition from ANSI	Additions	Transfer to fixed assets	Balance at 31 December 2006	% of budget	Capital source	Interest capitalized for the period
	Rmb Million	*Rmb Million*	*Rmb Million (Note 21)*	*Rmb Million*	*Rmb Million (Note 11)*	*Rmb Million*		*(note)*	*Rmb Million (Note 30)*
Hot strip ASP line edger mill	70	–	15	47	–	62	89%	Operating fund	–
Thick plates exploring instrument upgrade	55	3	–	33	(35)	1	66%	Operating fund	–
Other projects		23	227	466	(338)	378			
Total of the Company		2,836	2,468	10,139	(7,308)	8,135			37
ANSC-TKS second galvanized	508	–	–	74	–	74	15%	Operating fund	–
ANSC-Xinchuan steel product production line	314	4	–	15	–	19	6%	Operating fund	–
TKAS-SSSC Pressing line	120	–	–	3	–	3	3%	Operating fund	–
Changchun - FAM production line	75	–	9	39	–	48	64%	Operating fund and bank loans	–
Total of the Group		2,840	2,477	10,270	(7,308)	8,279			37

Note: The additions of construction in progress from the acquisition of ANSI were partly financed by issuance of the ordinary A share to Angang Holding with restricted condition in January 2006 (see Note 21) .

The proposed investment budget in Bayuquan Project amounted to Rmb22,600 million was approved by the Company's shareholders pursuant to a resolution passed in the extraordinary general meeting held on 29 September 2006. During the year ended 31 December 2006, Angang Holding acted as the agent and provided management services for Bayuquan Project. No service fee was received by Angang Holding in providing these services. Prior to 16 December 2006, Angang Holding entered into certain construction and equipment acquisition contracts and paid Rmb3,844 million as prepayments on behalf of the Company. Among the above prepayments, Rmb3,794 million were reimbursed by the Group during the year ended 31 December 2006.

12. CONSTRUCTION IN PROGRESS *(Continued)*

In addition to the above agency and project management services, Angang Holding and its subsidiaries also provided certain services in connection with the construction of Bayuquan Project. The related service fees were disclosed in Note 32(c).

As at 31 December 2006, the Company has not got the land use right that is related to the construction of Bayuquan Project.

Parts of the construction in progress are pledged by the Group as collateral for the syndicated loan (see Note 20).

13. INTANGIBLE ASSETS

The Group	Land use rights *Rmb Million*	Acquired software *Rmb Million*	Industrial technology *Rmb Million*	Total *Rmb Million*
Cost				
Balance at the beginning of the year	354	18	28	400
Acquisition of ANSI	5,284	1	32	5,317
Additions	—	2	—	2
Balance at the end of the year	5,638	21	60	5,719
Accumulated amortisation				
Balance at the beginning of the year	57	5	4	66
Additions	115	2	8	125
Balance at the end of the year	172	7	12	191
Carrying amount				
Balance at the end of the year	5,466	14	48	5,528
Balance at the beginning of the year	297	13	24	334

13. INTANGIBLE ASSETS *(Continued)*

The Company	Land use rights *Rmb Million*	Acquired software *Rmb Million*	Industrial technology *Rmb Million*	Total *Rmb Million*
Cost				
Balance at the beginning of the year	354	3	—	357
Acquisition of ANSI	5,284	1	32	5,317
Additions	—	2	—	2
Balance at the end of the year	5,638	6	32	5,676
Accumulated amortisation				
Balance at the beginning of the year	57	2	—	59
Additions	115	1	5	121
Balance at the end of the year	172	3	5	180
Carrying amount				
Balance at the end of the year	5,466	3	27	5,496
Balance at the beginning of the year	297	1	—	298

Land use rights include contribution of Rmb227 million made by Angang Holding and the amount of Rmb5,411 million acquired by the Company. Land use rights are amortised over a remaining period of 41 to 49 years.

Acquired software is amortised on a straight-line basis over an estimated useful life of 3 to 10 years. Industrial technology purchased by the Group from ThyssenKrupp Steel AG ("Thyssen") is amortised over its beneficial period of 6 to 10 years.

Parts of the land use rights are pledged by the Group as collateral for the syndicated loan (see Note 20).

Up to the date of this report, the Group was in the process of applying for or changing registration of the title certificates of certain of its land use rights, which was related to the acquisition of ANSI, with an aggregate carrying amount of approximately Rmb5,177 million as at 31 December 2006 (2005: Nil). According to the purchase agreement signed between the Company and Angang Holding, the directors are of the opinion that the Company is entitled to lawfully and validly occupy or use the above mentioned land use rights.

14. SHORT-TERM LOANS

The Group	**Principal**	**2006**		2005		
	Rmb Million	**Interest rate p.a.**		Principal *Rmb Million*	Interest rate p.a.	
Bank loans	4,630	4.86%-5.508%	Credit	117	5.22%-5.58%	Credit

The Company	**Principal**	**2006**		2005	
	Rmb Million	**Interest rate p.a.**		Principal *Rmb Million*	Interest rate p.a.
Bank loans	4,580	4.86%-5.508%	Credit	—	

Among the balance of short-term loans, no balance is due to a shareholder who holds 5% or more of the Company's voting shares.

As at 31 December 2006, the balance of the Company's short-term borrowing from Angang Finance is Rmb500 million (2005: Nil).

15. BILLS PAYABLE

Bills payable of the Group primarily represent bank accepted bills for the purchases of raw materials and spare parts. The repayment terms are within six months.

Among the balance of bills payable, no balance is due to a shareholder who holds 5% or more of the Company's voting shares.

16. TRADE PAYABLES

	The Group		**The Company**	
	2006 ***Rmb Million***	2005 *Rmb Million*	**2006** ***Rmb Million***	2005 *Rmb Million*
Third parties	**1,199**	225	**1,199**	213
Angang Holding	**13**	5	**13**	5
Subsidiaries of Angang Holding	**189**	14	**189**	14
	1,401	244	**1,401**	232

No individually significant trade payables of the Group or the Company as at 31 December 2006 are aged over three years.

Angang Holding is a shareholder who holds 5% or more of the Company's voting share.

Among the balance of trade payables, except the above trade payables to Angang Holding, no other balance is due to a shareholder who holds 5% or more of the Company's voting shares.

17. RECEIPTS IN ADVANCE

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Third parties	**2,817**	890	**2,795**	859
Subsidiaries of Angang Holding	**435**	73	**435**	73
	3,252	963	**3,230**	932

No individually significant receipts in advance of the Group or the Company as at 31 December 2006 are aged over one year.

Among the balance of receipts in advance, no balance is due to a shareholder who holds 5% or more of the Company's voting shares.

18. OTHER PAYABLES

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Construction costs	**963**	147	**949**	128
Freight charges	**49**	16	**49**	16
Deposit for steel shelves	**120**	34	**120**	34
Staff education fund	**41**	6	**41**	6
Education surcharge and local education surcharge	**6**	—	**6**	—
Others	**44**	5	**37**	5
	1,223	208	**1,202**	189

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Third parties	**793**	150	**774**	132
Angang Holding	**3**	—	**3**	—
Subsidiaries of Angang Holding	**427**	58	**425**	57
	1,223	208	**1,202**	189

No individually significant other payables of the Group or the Company as at 31 December 2006 are aged over three years.

Among the balance of other payables, except the above other payables to Angang Holding, no other balance is due to a shareholder who holds 5% or more of the Company's voting shares.

19. CURRENT PORTION OF LONG-TERM LIABILITIES

The Group		2006			2005	
	Interest rate p.a. *(note)*	Original currency *Million*	Rmb/Rmb equivalent *Million*	Interest rate p.a. *(note)*	Original currency *Million*	Rmb/Rmb equivalent *Million*
Current portion of bank loans:						
Renminbi	4.941%-6.12%		2,641	5.49%-6.12%		641
Euro	0.25%	0.12	1			—
Japanese yen	2.7%	1,707.32	112			—
			2,754			641
Add: Long-term payable due within one year *(Note 21)*			2,324			—
			5,078			641

The Company		2006			2005	
	Interest rate p.a. *(note)*	Original currency *Million*	Rmb/Rmb equivalent *Million*	Interest rate p.a. *(note)*	Original currency *Million*	Rmb/Rmb equivalent *Million*
Current portion of bank loans:						
Renminbi	4.941%-5.76%		2,600	5.76%		600
Euro	0.25%	0.12	1			—
Japanese yen	2.7%	1,707.32	112			—
			2,713			600
Add: Long-term payable due within one year *(Note 21)*			2,324			—
			5,037			600

Note: The interest rates of the loans are floating based on rates quoted by the People's Bank of China.

Among the balance of current portion of long-term liabilities, no balance is due to a shareholder who holds 5% or more of the Company's voting shares.

20. LONG-TERM LOANS

The Group	2006 Interest rate p.a.	2006 Original currency *Million*	2006 Rmb/Rmb equivalent *Million*	2005 Interest rate p.a.	2005 Original currency *Million*	2005 Rmb/Rmb equivalent *Million*
Bank loans:						
Renminbi	**4.941%-6.156%**		**11,322**	5.49%-6.12%		1,245
Euro	**0.25%**	**1.36**	**14**			—
Japanese yen	**2.7%**	**7,728.66**	**507**			—
			11,843			1,245
Less: Long-term loan due within one year *(Note 19)*			**(2,754)**			(641)
			9,089			604

The Company	2006 Interest rate p.a.	2006 Original currency *Million*	2006 Rmb/Rmb equivalent *Million*	2005 Interest rate p.a.	2005 Original currency *Million*	2005 Rmb/Rmb equivalent *Million*
Bank loans:						
Renminbi	**4.941%-6.156%**		**11,003**	5.76%		900
Euro	**0.25%**	**1.36**	**14**			—
Japanese yen	**2.7%**	**7,728.66**	**507**			—
			11,524			900
Less: Long-term loan due within one year *(Note 19)*			**(2,713)**			(600)
			8,811			300

The exchange rates for above bank loans to convert into Rmb are as follows:

	31 December 2006	31 December 2005
Euro	**10.27**	9.58
Japanese yen	**0.0656**	0.0687
US Dollar	**7.81**	8.07

20. LONG-TERM LOANS *(Continued)*

The Group's and Company's long-term loans (including long-term loan due within one year) are analyzed by nature as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Credit loan	**7,521**	—	**7,521**	—
Guaranteed loan *(Note)*	**4,003**	900	**4,003**	900
Secured loan	**319**	345	—	—
	11,843	1,245	**11,524**	900

The Group's and Company's long-term loans are analyzed by due dates as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Between one and two years	**2,743**	341	**2,703**	300
Between two and three years	**3,641**	40	**3,600**	—
Over three years	**2,705**	223	**2,508**	—
	9,089	604	**8,811**	300

Note: The bank loans of the Company are mainly used for technology renovation and equipment upgrade projects and are guaranteed by Angang Holding.

In October 2002, ANSC-TKS entered into a loan agreement ("loan agreement") in respect of a syndicated loan totalling Rmb1.08 billion arranged by Bank of China which would be used for the construction of its production line. ANSC-TKS pledged its trade receivables, land use rights, construction in progress, buildings and plants, machinery and equipment with a carrying amount of Rmb1,099 million (2005: Rmb1,122 million) as at 31 December 2006 to Bank of China as collaterals of the loan.

The Company pledged to Bank of China its 50% equity interest in ANSC-TKS to secure the performance of the obligations of ANSC-TKS under the loan agreement.

As at 31 December 2006, Changchun FAM pledged its machinery and equipment with the total value of Rmb43 million to China Construction Bank, to secure the obligations under the loan contracts amounted to RMB30 million.

Among the balance of long-term loan, no balance is due to a shareholder who holds 5% or more of the Company's voting shares.

As at 31 December 2006, the balance of the Company's long-term borrowing from Angang Finance is Rmb3,200 million (2005:Nil).

21. LONG-TERM PAYABLES

According to the acquisition agreement dated 20 October 2005 ("Acquisition Agreement"), the Company acquired the entire equity interest of ANSI ("Acquisition") from Angang Holding, the ultimate holding company of the Company, according to the Angang Holding Gangzhengfa 2004 No. 22 "Notice of the scheme of asset reorganization of ANSI belonging to Angang Holding",for Rmb19.69 billion plus final adjustments as stated in the Acquisition Agreement. The total final consideration amounted to Rmb19.712 billion.

The above acquisition was completed in January 2006. The Company issued 2.97 billion ordinary A shares with a par value of Rmb1.00 each at Rmb4.29 per share (equivalent to Rmb12.74 billion) to Angang Holding as a partial payment for the consideration of the Acquisition. The remaining deferred cash payment will be paid in three installments within three years and bears interest at rates quoted by the People's Bank of China for the same period.

22. SHARE CAPITAL

	The Group/The Company			
	2006		2005	
Issued and paid up capital	***Shares Million***	***Rmb Million***	*Shares Million*	*Rmb Million*
Ordinary A shares issued with restricted condition				
State-owned shares at par value of Rmb 1.00 each				
Balance at the beginning of the year	**1,131**	**1,131**	1,319	1,319
Issuance of new shares *(Note 21)*	**2,970**	**2,970**	—	—
Decrease as a result of State-owned Share Reform Plan	**—**	**—**	(188)	(188)
Decrease as a result of exercise of warrants	**(111)**	**(111)**	—	—
Balance at the end of the year	**3,990**	**3,990**	1,131	1,131
Shares issued with no restricted condition				
Ordinary A shares at par value of Rmb 1.00 each				
Balance at the beginning of the year	**942**	**942**	754	754
Increase as a result of State-owned Share Reform Plan	**—**	**—**	188	188
Increase as a result of exercise of warrants	**111**	**111**	—	—
Balance at the end of the year	**1,053**	**1,053**	942	942
Overseas-listed foreign invested ordinary shares ("H shares") at par value of Rmb 1.00 each				
Balance at the beginning and the end of the year	**890**	**890**	890	890
	5,933	**5,933**	2,963	2,963

All the ordinary A and H shares rank pari passu in all material respects.

22. SHARE CAPITAL *(Continued)*

In accordance with the "Approval notice related to State-owned Share Reform Plan of Angang New Steel Company Limited" issued by State-owned Assets Supervision and Administration Commission of the State Council in the PRC, the Company implemented its State-owned Share Reform Plan ("Reform Plan") on 1 December 2005. Angang Holding transferred 188 million shares of the Company (excluding additional shares to be issued arising from the exercise of warrants issued in the Reform Plan) to those registered ordinary A share shareholders on 1 December 2005. After that, the state-owned shares of the Company held by Angang Holding were reduced by 188 million shares, while the Company's ordinary A shares issued with no restricted condition were increased by 188 million shares accordingly.

In accordance with Reform Plan of the Company, Angang Holding issued 113 million European-style warrants to ordinary A share shareholders registered as at the implementation date of the Reform Plan. Some warrant holders exercised their rights at the exercise date (5 December 2006), causing state-owned shares and ordinary A shares with no restricted condition to decrease and increase by 111 million shares respectively.

The increase in share capital for the year has been verified by KPMG Huazhen. A capital verification report, KPMG-A (2006) CR No.0005, was issued on 26 January 2006.

23. CAPITAL RESERVE

	The Group/Company		
	At 1 January 2006 *Rmb Million*	**Increase** *Rmb Million*	**At 31 December 2006** *Rmb Million*
Share premium *(note)*	3,083	9,753	12,836
Long outstanding accounts payable	7	1	8
Other capital reserves	—	3	3
	3,090	9,757	12,847

Note: As stated in note 21, in January 2006, the Company issued 2.97 billion ordinary A shares of Rmb1.00 each at Rmb4.29 per share (equivalent to Rmb12.74 billion) to Angang Holding. The share premium, net of the issuance costs of Rmb18 million, amounted to Rmb9,753 million was credited to capital reserve.

24. SURPLUS RESERVES

	The Group/Company		
	Statutory surplus reserve 2006 *Rmb Million*	Statutory public welfare fund *Rmb Million*	Total 2006 *Rmb Million*
As at 1 January 2006	772	772	1,544
Add: Statutory surplus reserve	684	—	684
Transfer from/(to) statutory public welfare fund *(Note)*	772	(772)	—
As at 31 December 2006	2,228	—	2,228

Note: Pursuant to the Company Law No.167 effective from 1 January 2006 and the Articles of Association amended on 20 June 2006, the Company is no longer required to make allocations to the statutory public welfare fund. According to the "Notice on the Relevant Enterprise Accounting Treatments after the Effect of the Company Law" issued by the Ministry of Finance of the PRC, the Company has transferred the balance of statutory public welfare fund amounted to Rmb772 million as at 31 December 2005 to statutory surplus reserve.

25. UNDISTRIBUTED PROFITS

Dividends

(i) Dividends approved and paid during the year

Pursuant to the shareholder's approval at the Annual General Meeting on 20 June 2006, the Company was authorised to declare cash dividend of Rmb0.36 per share (2005: Rmb0.30 per share) to ordinary A shareholders, excluding 2.97 billion shares issued with restricted condition to Angang Holiding. On 28 June 2006, the Company paid cash dividend for the year 2005 totalling Rmb746 million (2005: Rmb622 million) to ordinary A shareholders. On 18 July 2006, the Company paid cash dividend for the year 2005 totalling Rmb321 million to overseas-listed foreign invested ordinary shareholders (2005: Rmb267 million).

(ii) Dividend proposed after the balance sheet date

Pursuant to a resolution passed at the directors' meeting on 10 April 2007, a final dividend of Rmb0.58 per share (2005: Rmb0.36 per share) totalling Rmb3,441 million (2005: Rmb1,067 million) was proposed for shareholders' approval at the Annual General Meeting. The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

26. INCOME FROM PRINCIPAL OPERATIONS

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Galvanised steel sheets and colour coating plates	**5,193**	4,278	**4,072**	3,302
Cold rolled sheets	**9,523**	8,706	**10,247**	9,490
Cold rolling silicon plant	**3,341**	—	**3,341**	—
Hot rolled sheets	**17,834**	—	**17,834**	—
Wire rods	**2,863**	2,799	**2,863**	2,799
Large section products	**2,463**	4,599	**2,463**	4,599
Thick plates	**4,819**	5,282	**4,819**	5,282
Medium plate plant	**3,312**	—	**3,312**	—
Seamless steel plant	**2,489**	—	**2,489**	—
Section plant	**369**	—	**369**	—
Steel billets	**9**	824	**9**	824
Molten steel	**51**	—	**51**	—
Others	**2,330**	—	**2,330**	—
	54,596	26,488	**54,199**	26,296

The Group's revenue from principal operations is derived solely from the production and sale of steel. The Group's segmental information is detailed in Note 38.

Total sales to the five largest customers were Rmb10,659 million (2005: Rmb12,572 million) which accounted for 20% (2005: 48%) of the total sales of the Group for the year ended 31 December 2006.

27. COST OF SALES

The Group's cost of sales is comprised solely of the cost incurred for the production and sale of steel. The Group's segmental information is detailed in Note 38.

28. BUSINESS TAX AND SURCHARGES

		The Group/Company	
		2006	2005
	Tax rate and basis	***Rmb Million***	*Rmb Million*
City construction and maintenance taxes	7% of VAT and Business Tax payable	**235**	58
Education surcharge and local education surcharge	3% and 1% of VAT and Business Tax payable	**135**	33
		370	91

29. OTHER OPERATING PROFIT

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Profit from sales of packaging materials	**3**	2	**1**	2
Profit from sales of scrap materials	**6**	101	**6**	99
Others	**5**	1	**5**	1
	14	104	**12**	102

30. FINANCIAL EXPENSES

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Interest and bills discount expenses	**972**	118	**944**	89
Less: Amount capitalised as construction in progress *(Note 12)*	**(37)**	(21)	**(37)**	(21)
Net interest expenses	**935**	97	**907**	68
Net exchange gains	**(22)**	(19)	**(24)**	(14)
Interest income	**(14)**	(15)	**(14)**	(14)
Bank charges	**2**	1	**2**	1
	901	64	**871**	41

31. INVESTMENT INCOME/(LOSS)

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Income/(loss) from long-term equity investment in jointly controlled entities — Accounted under equity method *(Note 10 (a))*	**—**	—	**49**	(25)
Loss from long-term equity investment in associates — Accounted under equity method *(Note 10 (b))*	**—**	(2)	**—**	(2)
Income from other long-term equity investment — Accounted under cost method	**3**	1	**3**	1
	3	(1)	**52**	(26)

There are no severe restrictions in the transfer of investment income to the Group.

32. RELATED PARTY RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

(a) Related party with controlling interest:

Name of enterprise	Registered address	Principal activities	Relationship with the Company	Economic nature	Legal representative
Angang Holding	Tie Xi District Anshan Liaoning Province	Production and sale of steel and metal products, steel filament tubes, and metal structures	Holding company	State-owned	Liu Jie *(Note)*

Note: The legal representative of Angang Holding had been changed to Zhang Xiaogang on 14 February 2007.

The registered capital of Angang Holding as at 31 December 2006 was Rmb10,794 million (2005: Rmb10,794 million). It held 67.25% (2005: 38.17%) of the total share capital of the Company. There was no change in the registered capital of Angang Holding during the year. The changes in percentage of shares held by Angang Holding are disclosed in Note 22 "Share Capital".

(b) Related parties without controlling interest:

Name of enterprise	Relation with the Company
Angang Group International Trade Corporation	Fellow subsidiary
Angang Finance	Fellow subsidiary
ANSC-TKS	Joint venture
ANSC-Xinchuan	Joint venture
Changchun FAM	Joint venture
TKAS-SSC	Joint venture
Angang Shenyang	Associate and fellow subsidiary
TKAS	Associate
Other subsidiaries of Angang Holding	Follow subsidiaries

32. RELATED PARTY RELATIONSHIPS AND RELATED PARTY TRANSACTIONS *(Continued)*

(c) Details of the Company's material related party transactions with Angang Holding and its subsidiaries ("Angang Group"; the comparative figures of 2005 include that of ANSI):

	Note	**2006** **Rmb Million**	2005 *Rmb Million*
Sales (before deducting city construction tax and other surcharges)	(i)	**1,885**	2,201
Sales of scrap materials (before deducting city construction tax and other surcharges)	(i)	**150**	767
General service	(i)	**394**	—
Purchases			
— Raw materials	(ii)	**11,184**	18,410
— Ancillary materials and spare parts	(iii)	**1,493**	160
Utility supplies	(iv)	**1,031**	359
Fees paid for welfare and other support services	(v)	**4,589**	512
Interest income	(vi)	**5**	4
Interest expenses	(vi)	**94**	—
Material processing fee	(vii)	**—**	91

(i) Sales, Sales of scrap materials and general service

The Company sold steel products and scrap materials to Angang Group mainly at selling prices based on the average prices charged to independent customers for the preceding month or market prices.

The Company provided general services, such as coal gas, electricity, steam and transportation, to Angang Group at State prices, production cost plus 5%, or market prices.

(ii) Purchase of raw materials

The Company purchased its principal raw materials from Angang Group, at prices determined and modified on a semiannual basis.

The purchase price is mainly no higher than the average prices quoted to the Company for importing principal raw materials of similar quality plus freight charges in the previous interim period and adjustment for grade, or the average prices charged by independent suppliers plus 10% mark up of processing costs (if applicable).

(iii) Purchase of ancillary materials and spare parts

The Company purchased ancillary materials and spare parts from Angang Group at selling prices not higher than the average prices charged to independent customers for the preceding month.

32. RELATED PARTY RELATIONSHIPS AND RELATED PARTY TRANSACTIONS *(Continued)*

(c) Details of material related party transactions with Angang Group *(Continued)*:

(iv) Utility supplies

The Company purchased electricity from Angang Group mainly at State prices.

(v) Fees paid for welfare and other supporting services

Angang Group provided certain supporting services to the Company. These services include railway and road transportation services; agency services for import of raw materials, equipment, spare parts and ancillary materials; agency services for domestic sales and export of products; equipment examination, repair and maintenance; design and engineering services; construction project agency and management services and other employees' supporting services. Service fees were charged at applicable state prices, market prices, fixed rate commission or free of charge.

(vi) Interest income/expense

Angang Group provided financial services, including settlement, deposit taking, borrowing and discounting services, at state prices.

The deferred cash payment for the acquisition of ANSI bears interest at rates quoted by the People's Bank of China for the same period.

(vii) Material processing

The Company provided material processing services to Angang Group based on the average prices charged to independent customers for similar services.

(viii) Guarantee of loans

As at 31 December 2006, total bank loans of the Company amounting to Rmb4,003 million (2005: Rmb900 million) were guaranteed by Angang Holding (see Note 20).

(ix) The Supply of Materials and Services Agreement

In connection with the Acquisition, the Company entered into a new Supply of Materials and Services Agreement with Angang Holding on 29 December 2004, which became effective upon the completion of the acquisition. There were no significant changes in the pricing policies under the new Supply of Materials and Services Agreement.

32. RELATED PARTY RELATIONSHIPS AND RELATED PARTY TRANSACTIONS *(Continued)*

(d) Details of related party transactions of ANSC-TKS:

(i) Equity investment of the Company in ANSC-TKS

The Company pledged its 50% equity interest in ANSC-TKS to Bank of China to secure the performance of the obligations of ANSC-TKS under the loan agreement.

Pursuant to the funding supporting agreement entered into between the Company and Bank of China Liaoning Branch on 20 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction projects, repay the syndicated loan or finance the operations after completion of the construction projects. The commitment is limited to US$8 million and will be reduced to US$4 million after the tenth repayment date.

(ii) Sales of products from the Company to ANSC-TKS

The Company sold products to ANSC-TKS totalling Rmb1,449 million in the year 2006 (2005: Rmb1,607 million.)

(iii) Sale of finished products and purchase of raw materials to/from Thyssen

ANSC-TKS sold finished products to and purchased raw materials from Thyssen, under similar terms and pricing policies for independent parties. The sales and purchases during the year 2006 amounted to Rmb70 million (2005: Rmb288 million) and Rmb55 million (2005: Rmb45 million) respectively. Sales amounted to Rmb35 million (2005: Rmb144 million) and purchases amounted to Rmb28 million (2005: Rmb23 million) have been included in the sales and cost of sales of the Group's consolidated financial statements respectively.

(e) Amounts due from/to related parties and the loans balance

	The Group		**The Company**	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Trade receivables	**328**	256	**485**	256
Prepayments	**380**	128	**380**	128
Trade payables	**(202)**	(19)	**(202)**	(19)
Receipts in advance	**(435)**	(73)	**(435)**	(73)
Other payables	**(430)**	(58)	**(428)**	(57)
Short-term loans	**(500)**	—	**(500)**	—
Long-term loans	**(3,200)**	—	**(3,200)**	—
Long-term payables due within one year	**(2,324)**	—	**(2,324)**	—
Long-term payables	**(2,324)**	—	**(2,324)**	—

33. RETIREMENT BENEFITS AND OTHER STAFF BENEFITS

According to the document [2005] No.2 issued by Labour and Social Security Department of Liaoning Province, the required contribution rate from the Company to the retirement benefits scheme is 20% (2005: 22.5%).

Pursuant to regulations issued by local labour bureau, ANSC-TKS, ANSC-Xinchuan, Changchun FAM, and TKAS-SSC are required to contribute 19% - 27% (2005: 19%) of total salary to retirement benefit schemes.

34. JOINTLY CONTROLLED ENTITIES AND ASSOCIATES

As at 31 December 2006, particulars of the jointly controlled entities of the Company are set out below:

Name of invested company	Registered capital	% of equity held by the Company	Initial cost of investment	Principal activities
ANSC-TKS	US$132 million	50%	US$60 million	Production and sale of hot dip galvanised steel products
ANSC-Xinchuan *(note)*	Rmb40 million	50%	Rmb70 million	Sale, processing, and distribution of steel products
Changchun FAM	Rmb90 million	50%	Rmb45 million	Sale, processing, and distribution of steel products
TKAS-SSC	US$12 million	50%	US$6 million	Production, processing, and sale of steel products and other related service

Note: The registered capital of ANSC-Xinchuan was changed to Rmb140 million on 25 February 2007. The above increase in paid-in capital has been verified by Dalian ZhongYuan Certified Public Accountants. A capital verification report, Da Zhong Yuan Kuai Shi Nei Yan Zi-(2006) No.52, was issued on 22 September 2006.

As at 31 December 2006, particulars of the associates of the Company are set out below:

Name of invested company	Registered capital	% of equity held by the Company	Initial cost of investment	Principal activities
Angang Shenyang	Rmb48 million	30%	Rmb14 million	Sale, processing, and distribution of steel products
TKAS	US$10 million	45%	US$4.5 million	Development, production and sale of tailored blanks

35. COMMITMENTS

(a) Capital commitments

As at 31 December 2006, the Group/Company had the following capital commitments:

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb Million	*Rmb Million*	***Rmb Million***	*Rmb Million*
Contracted for				
— Construction and upgrade of production lines	**11,264**	847	**10,964**	847
— Investment	**167**	188	**167**	188
— Acquisition of ANSI *(note)*	**—**	19,692	**—**	19,692
Authorised but not contracted for				
— Construction and upgrade of production lines	**16,596**	730	**16,022**	385
	28,027	21,457	**27,153**	21,112

Note: The acquisition of ANSI has been completed in January 2006 (see Note 21).

Included in the Group's capital commitments were the Group's proportionate share of the jointly controlled entities' capital commitments amounting to Rmb1,748 million as at 31 December 2006 (2005: Rmb690 million).

(b) Other commitments

Pursuant to the funding supporting agreement with Bank of China Liaoning Branch dated 20 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction projects, repay the syndicated loan or finance the operations after the completion of the construction projects (see Note 32(d) (i)).

36. EXTRAORDINARY GAIN AND LOSS

According to "Questions and answers on the preparation of information disclosures of companies issuing public shares No. 1 - Extraordinary gain and loss (2004 amended)", extraordinary gain and loss for the Group are disclosed as follows:

	The Group	
	2006	2005
	Rmb Million	*Rmb Million*
Net loss on disposal of fixed assets	**(282)**	—
Provision for impairment of fixed assets	**(118)**	—
Penalty income	**3**	—
Total extraordinary gain and loss	**(397)**	—
Less: tax effect of the above items	**131**	—
Net extraordinary gain and loss	**(266)**	—

37. POST BALANCE SHEET EVENTS

(a) From the 1 January 2007, the Group will implement the Accounting Regulations for Business Enterprises ("New Accounting Standards") issued by the Ministry of Finance of People's Republic of China on 15 February 2006, instead of the existing Accounting Standards for Business Enterprises and the Accounting Regulations for Business Enterprises ("the existing accounting standards"). After the implementation of the New Accounting Standards, the Group may change the accounting policies and accounting estimates under existing accounting standards, and thereby may have an impact on the Group's financial position and results of operations.

(b) On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the People's Republic of China ("new tax law") which will take effect on 1 January 2008. As a result of the new tax law, it is expected that the income tax rates applicable to the Company and ANSC-Xinchuan will be reduced from 33% to 25% from 1 January 2008. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet as at 31 December 2006 in respect of current tax payable.

The jointly controlled entities of the Company, ANSC-TKS and Changchun FAM and TKAS-SSC which were established in high-tech zone , are entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in income tax rate for the third to fifth years or entitle preferential income tax rates. The current preferential income tax rates will be gradually increased to the standard rate of 25% over a five-year transition period. However, the new tax law does not explain in detail how the current preferential income tax rate will be gradually increase to the standard rate of 25%.The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet as at 31 December 2006 in respect of current tax payable.

37. POST BALANCE SHEET EVENTS *(Continued)*

(c) At the board of directors meeting held on 10 April 2007, a resolution was passed for the proposed rights issue (the "Proposed Rights Issue") to finance part of the investment of the Bayuquan Project. The proposed Rights Issue will be conducted on the basis of approximately 2 to 3 rights shares for every 10 existing shares. The Proposed Rights Issue will be subject to the approval of the shareholders in general meeting and the approval by relevant governmental and regulatory authorities.

38. SEGMENT REPORTING

The Group operates on a divisional basis as a single business segment for the production and sales of steel products mainly in the PRC, except for certain exports to other countries and regions. Details of revenue from principal operations segment revenue and profit from principal operations based on the geographical location of customers are set out as follows:

The Group

	PRC		**Other countries and regions**		**Total**	
Category	**2006** ***Rmb Million***	2005 *Rmb Million*	**2006** ***Rmb Million***	2005 *Rmb Million*	**2006** ***Rmb Million***	2005 *Rmb Million*
Revenue from principal operations	**41,117**	21,001	**13,479**	5,487	**54,596**	26,488
Profit from principal operations	**9,456**	2,842	**3,524**	913	**12,980**	3,755

The Company

	PRC		**Other countries and regions**		**Total**	
Category	**2006** ***Rmb Million***	2005 *Rmb Million*	**2006** ***Rmb Million***	2005 *Rmb Million*	**2006** ***Rmb Million***	2005 *Rmb Million*
Revenue from principal operations	**41,215**	21,217	**12,984**	5,079	**54,199**	26,296
Profit from principal operations	**9,386**	2,819	**3,486**	909	**12,872**	3,728

Details of the Provision for Impairment Losses of Assets

(Prepared under PRC Accounting Rules and Regulations)
For the year ended 31 December 2006
(Expressed in Renminbi Million)

	The Group			
	Balance at the beginning of the year *Rmb Million*	**Additions** *Rmb Million*	**Written off/ reversal for the year** *Rmb Million*	**Balance at the end of the year** *Rmb Million*
1. Bad debt provision				
Including:				
Accounts receivable	—	2	(2)	—
Other receivables	—	4	(4)	—
2. Provision for diminution in value of inventories	67	39	(13)	93
Including:				
Raw materials	2	—	—	2
Finished goods	17	—	(13)	4
Spare parts and low value consumables	48	39	—	87
3. Provision for impairment of fixed assets	—	118	—	118
Including:				
Plant and buildings	—	47	—	47
Machinery and equipment	—	67	—	67
Others	—	4	—	4

	The Company			
	Balance at the beginning of the year *Rmb Million*	**Additions** *Rmb Million*	**Written off /reversal for the year** *Rmb Million*	**Balance at the end of the year** *Rmb Million*
1. Bad debt provision				
Including:				
Accounts receivable	—	2	(2)	—
Other receivables	—	4	(4)	—
2. Provision for diminution in value of inventories	48	39	—	87
Including:				
Spare parts and low value consumables	48	39	—	87
3. Provision for impairment of fixed assets	—	118	—	118
Including:				
Plant and buildings	—	47	—	47
Machinery and equipment	—	67	—	67
Others	—	4	—	4

To the shareholders of
Angang Steel Company Limited
(Formerly known as Angang New Steel Company Limited)
(Established in the People's Republic of China with limited liability)

We have audited the consolidated financial statements of Angang Steel Company Limited ("the Company") set out on pages 141 to 198, which comprise the consolidated and company balance sheets as at 31 December 2006, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

DIRECTORS' RESPONSIBILITY FOR THE FINANCIAL STATEMENTS

The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with International Financial Reporting Standards promulgated by the International Accounting Standards Board and the disclosure requirements of Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

AUDITOR'S RESPONSIBILITY

Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

OPINION

In our opinion, the financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 December 2006 and of the Group's profit and cash flows for the year then ended in accordance with International Financial Reporting Standards and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

KPMG
Certified Public Accountants
8th Floor, Prince's Building
10 Chater Road
Central, Hong Kong
10 April 2007

Consolidated income statement

for the year ended 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2006 Rmb million**	2005 Rmb million
Turnover	4	**54,596**	26,488
Cost of sales		**(41,290)**	(22,673)
Sales related taxes		**(370)**	(91)
Gross profit		**12,936**	3,724
Other operating (loss)/income	5	**(369)**	110
Distribution and other operating expenses		**(959)**	(463)
Administrative expenses		**(1,506)**	(314)
Profit from operations		**10,102**	3,057
Net financing costs	6(a)	**(715)**	(19)
Share of profits less losses of associates		**—**	(2)
Profit before taxation	6	**9,387**	3,036
Income tax expense	7(a)	**(2,293)**	(919)
Profit for the year and attributable to equity shareholders of the Company	10	**7,094**	2,117
Dividends payable to equity shareholders of the Company attributable to the year			
Final dividend proposed after the balance sheet date	9	**3,441**	1,067
Earnings per share	11		
— Basic		**Rmb 1.196**	Rmb 0.715

The notes on pages 148 to 198 form part of these financial statements.

Consolidated balance sheet

At 31 December 2006

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	**2006 Rmb million**	2005 Rmb million
Non-current assets			
Property, plant and equipment	12	**32,834**	6,365
Intangible assets	13	**48**	24
Construction in progress	14	**8,401**	2,886
Lease prepayments	15	**5,486**	316
Interest in associates	17	**49**	31
Other investment	18	**10**	10
Deferred tax assets	7(b)	**114**	39
		46,942	9,671
Current assets			
Inventories	19	**7,220**	2,608
Amounts due from fellow subsidiaries		**708**	282
Trade receivables	20	**1,729**	933
Prepayments, deposits and other receivables		**378**	127
Income tax recoverable		**261**	41
Cash and cash equivalents	21	**1,698**	562
		11,994	4,553
Current liabilities			
Trade payables	22	**2,537**	419
Amount due to ultimate holding company		**16**	5
Amounts due to fellow subsidiaries		**1,051**	44
Other payables		**4,210**	1,143
Short-term bank loans	24	**7,384**	758
Current portion of long-term payable to ultimate holding company	31	**2,324**	—
		17,522	2,369
Net current (liabilities)/assets		**(5,528)**	2,184
Total assets less current liabilities carried forward		**41,414**	11,855

At 31 December 2006

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	**2006** **Rmb million**	2005 Rmb million
Total assets less current liabilities brought forward		**41,414**	11,855
Non-current liabilities			
Bank loans	24	**9,089**	604
Long-term payable to ultimate holding company	31	**2,324**	—
		11,413	604
NET ASSETS		**30,001**	11,251
CAPITAL AND RESERVES			
Share capital	25	**5,933**	2,963
Share premium	26	**12,811**	3,058
Reserves	27	**2,076**	1,392
Retained profits		**9,181**	3,838
TOTAL EQUITY ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY		**30,001**	11,251

Approved and authorised for issue by the board of directors on 10 April 2007.

Zhang Xiaogang
Chairman

Fu Jihui
Director

The notes on pages 148 to 198 form part of these financial statements.

Balance sheet

At 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2006 Rmb million**	2005 Rmb million
Non-current assets			
Property, plant and equipment	12	**32,411**	5,910
Intangible assets	13	**27**	—
Construction in progress	14	**8,257**	2,882
Lease prepayments	15	**5,465**	295
Investment in jointly controlled entities	16	**649**	268
Investment in associates	17	**51**	33
Other investment	18	**10**	10
Deferred tax assets	7(b)	**112**	38
		46,982	9,436
Current assets			
Inventories	19	**7,036**	2,440
Amounts due from fellow subsidiaries		**865**	593
Trade receivables	20	**1,600**	676
Prepayments, deposits and other receivables		**348**	103
Income tax recoverable		**261**	41
Cash and cash equivalents	21	**1,480**	515
		11,590	4,368
Current liabilities			
Trade payables	22	**2,537**	407
Amount due to ultimate holding company		**16**	5
Amounts due to fellow subsidiaries		**1,049**	42
Other payables		**4,158**	1,087
Short-term bank loan	24	**7,293**	600
Current portion of long-term payable to ultimate holding company	31	**2,324**	—
		17,377	2,141
Net current (liabilities)/assets		**(5,787)**	2,227
Total assets less current liabilities carried forward		**41,195**	11,663

At 31 December 2006
(Prepared in accordance with International Financial Reporting Standards)
(Expressed in Renminbi)

	Note	**2006** **Rmb million**	2005 *Rmb million*
Total assets less current liabilities brought forward		**41,195**	11,663
Non-current liabilities			
Bank loans	24	**8,811**	300
Long-term payable to ultimate holding company	31	**2,324**	—
		11,135	300
NET ASSETS		**30,060**	11,363
CAPITAL AND RESERVES			
Share capital	25	**5,933**	2,963
Share premium	26	**12,811**	3,058
Reserves	27	**2,076**	1,392
Retained profits	28	**9,240**	3,950
TOTAL EQUITY ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY		**30,060**	11,363

Approved and authorised for issue by the board of directors on 10 April 2007.

Zhang Xiaogang
Chairman

Fu Jihui
Director

The notes on pages 148 to 198 form part of these financial statements.

Consolidated statement of changes in equity

for the year ended 31 December 2006

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	**Share capital** *Rmb million*	**Share premium** *Rmb million*	**Reserves** *Rmb million*	**Retained profits** *Rmb million*	**Total** *Rmb million*
2005						
At 1 January 2005		2,963	3,057	974	3,028	10,022
Net profit for the year		—	—	—	2,117	2,117
Transfer between reserves		—	—	418	(418)	—
Shares issued upon conversion of convertible debentures		—	1	—	—	1
Final dividend - 2004	9(b)	—	—	—	(889)	(889)
At 31 December 2005		2,963	3,058	1,392	3,838	11,251
2006						
At 1 January 2006		2,963	3,058	1,392	3,838	11,251
Net profit for the year		—	—	—	7,094	7,094
Proposed transfer between reserves		—	—	684	(684)	—
Issuance of A shares for the acquisition of Angang New Steel and Iron Co. Ltd. ("ANSI")	25(a)	2,970	9,771	—	—	12,741
Expenses related to share issuance	25(a)	—	(18)	—	—	(18)
Final dividend - 2005	9(b)	—	—	—	(1,067)	(1,067)
At 31 December 2006		5,933	12,811	2,076	9,181	30,001

The notes on pages 148 to 198 form part of these financial statements.

Consolidated cash flow statement

for the year ended 31 December 2006

(Prepared in accordance with International Financial Reporting Standards)

(Expressed in Renminbi)

	Note	**2006** **Rmb million**	2005 Rmb million
Operating activities			
Cash flows from operations	30	**13,005**	3,742
Interest received		**14**	17
Interest paid		**(972)**	(117)
Income tax paid		**(1,920)**	(1,188)
Cash flows from operating activities		**10,127**	2,454
Investing activities			
Capital expenditure		**(10,191)**	(2,673)
Proceeds from disposal of property, plant and equipment		**51**	2
Investment in associate		**(18)**	(2)
Decrease in fixed deposits maturing over 3 months		**—**	934
Net cash outflow for the acquisition of ANSI	31	**(1,730)**	—
Cash flows from investing activities		**(11,888)**	(1,739)
Financing activities			
Dividends paid		**(666)**	(889)
Proceeds of bank loans		**14,572**	117
Repayment of bank loans		**(10,989)**	(1,204)
Redemption of convertible debentures		**—**	(3)
Cash paid in relation to other financing activities		**(18)**	—
Cash flows from financing activities		**2,899**	(1,979)
Net increase/(decrease) in cash and cash equivalents		**1,138**	(1,264)
Cash and cash equivalents at 1 January		**562**	1,813
Effect of exchange rate fluctuations on cash held		**(2)**	13
Cash and cash equivalents at 31 December		**1,698**	562

The notes on pages 148 to 198 form part of these financial statements.

1 BACKGROUND OF THE COMPANY

Angang Steel Company Limited (the "Company") was established in the People's Republic of China (the "PRC") on 8 May 1997 as a joint stock limited company. According to a special resolution approved by the shareholders in the annual general meeting on 20 June 2006, the Company changed its name from Angang New Steel Company Limited to Angang Steel Company Limited on 29 September 2006 upon the issuance of revised business license.

During the year ended 31 December 2006, the company acquired the entire equity interest of ANSI from Anshan Iron & Steel Group Complex ("Angang Holding") at a total consideration of Rmb19.712 billion. Upon the completion of the acquisition ("Acquisition"), all the assets and liabilities of ANSI were transferred to the Company and ANSI has applied for deregistration.

The Company and its jointly controlled entities (the "Group") are principally engaged in the production and sales of hot rolled sheets, cold rolled sheets, galvanised steel, seamless tubes, wire rods, thick plates, large section steel products and steel billets.

2 SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRSs") promulgated by the International Accounting Standards Board ("IASB"). IFRSs include all applicable individual IFRS, International Accounting Standards ("IAS") and related interpretations.

These financial statements also comply with the disclosure requirements of Hong Kong Companies Ordinance and the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited ("Listing Rules").

A summary of the significant accounting policies adopted in the preparation of the financial statements is set out below.

The Company also prepares a set of financial statements which complies with the PRC Accounting Rules and Regulations. A reconciliation of the Group's profit for the year and the equity attributable to equity shareholders of the Company under IFRSs and the PRC Accounting Rules and Regulations is presented on page 199.

IASB has issued certain new and revised IFRSs that are first effective or available for early adoption for the current accounting period of the Group and the Company. There are no significant changes in accounting policies resulting from initial application of these developments to the extent that they are relevant to the Group and the Company.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(b) Basis of preparation

The consolidated financial statements for the year ended 31 December 2006 comprise the Group and the Group's interest in associates. The measurement basis used in the preparation of the financial statements is the historical cost basis.

The preparation of financial statements in conformity with IFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of IFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in next year are discussed in Note 37.

(c) Basis of consolidation

(i) Associates

Associates are those enterprises in which the Group has significant influence, but not control or joint control, over the financial and operating policies. The consolidated financial statements include the Group's share of the total recognised gains and losses of associates on an equity accounted basis, from the date that significant influence commences until the date that significant influence ceases. When the Group's share of losses exceeds its interest in an associate, the Group's carrying amount is reduced to nil and recognition of further losses is discontinued except to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of an associate.

Investments in associates are stated in the Company's balance sheet at cost less impairment losses (see Note 2(t)).

(ii) Jointly controlled entities

Jointly controlled entities are those entities over whose activities the Group has joint control, established by contractual agreement. The consolidated financial statements include the Group's proportionate share of the entities' assets, liabilities, revenue and expenses with items of a similar nature on a line by line basis, from the date that joint control commences until the date that control ceases.

Investments in jointly controlled entities are stated in the Company's balance sheet at cost less impairment losses (see Note 2(t)).

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(c) Basis of consolidation *(Continued)*

(iii) Transactions eliminated on consolidation

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

Unrealised profits and losses resulting from transactions between the Company and its associates and jointly controlled entities are eliminated to the extent of the Company's interest in the associate or jointly controlled entity, except where unrealised losses provide evidence of an impairment of the asset transferred, in which case they are recognised immediately in profit or loss.

(d) Investments

Investments in equity securities that do not have a quoted market price in an active market and whose fair value cannot be reliably measured are recognised in the balance sheet at cost less impairment losses (see Note 2(t)).

Investments are recognised/derecognised on the date the Group commits to purchase/sell the investments.

(e) Property, plant and equipment

(i) Property, plant and equipment are stated at cost less accumulated depreciation and impairment losses (see Note 2(t)). The cost of an acquired asset comprises its purchase price and any directly attributable costs of bringing the asset to working condition and location for its intended use.

(ii) The Group recognises in the carrying amount of an item of property, plant and equipment the cost of replacing part of such an item when that cost is incurred if it is probable that the future economic benefits embodied within the item will flow to the Group and the cost of the item can be measured reliably. All other cost is recognised as an expense in the income statement in the period in which it is incurred.

(iii) Gains or losses arising from the retirement or disposal of an item of property, plant and equipment are determined as the difference between the net disposal proceeds and the carrying amount of the item and are recognised as income or expense in the income statement on the date of retirement or disposal.

(iv) Depreciation is provided to write off the cost of each part of an item of property, plant and equipment over its estimated remaining useful life on a straight-line basis, after taking into account its estimated residual value, as follows:

Buildings	10 to 20 years
Plant, machinery and equipment	6 to 15 years
Transportation vehicles and other related equipment	2 to 12 years

When parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(f) Construction in progress

Construction in progress represents buildings, various plant and equipment under construction and pending installation, and is stated at cost less impairment losses (see Note 2(t)). Cost comprises direct costs of construction as well as interest charges, and foreign exchange differences on related borrowed funds to the extent that they are regarded as an adjustment to interest charges and exchange differences on the designated financial instruments (see Note 2(w)), during the period of construction.

Capitalisation of these costs ceases and the construction in progress is transferred to property, plant and equipment when the asset is substantially completed and ready for its intended use.

No depreciation is provided in respect of construction in progress.

(g) Intangible assets

Intangible assets represent industrial technology acquired by the Group and are stated at cost less accumulated amortisation and impairment losses (see Note 2(t)).

Subsequent expenditure on capitalised intangible assets is capitalised only when it increases the future economic benefits embodied in the specific asset to which it relates. All other expenditure is expensed as incurred.

Amortisation is charged to the income statement on a straight-line basis over the assets' estimated useful life of 6 to 10 years.

(h) Lease prepayments

Lease prepayments represent land use rights paid to the PRC land bureau. Land use rights are carried at amortised cost less impairment losses (see Note 2(t)). Land use rights are amortised on a straight line basis over the respective periods of the rights.

(i) Inventories

Inventories, other than spare parts, tools and ancillary materials, are stated at the lower of cost and net realisable value.

The cost of inventories is calculated using the weighted average cost formula and comprises all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition.

Net realisable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of those inventories is recognised as an expense in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories is recognised as a reduction in the amount of inventories recognised as an expense in the period in which the reversal occurs.

Spare parts, tools and ancillary materials are stated at cost less any provision for obsolescence.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(j) Cash and cash equivalents

Cash and cash equivalents comprise cash at bank and on hand, demand deposits with banks and other financial institutions, and short-term, highly liquid investments that are readily convertible into known amounts of cash and which are subject to an insignificant risk of changes in value, having been within three months of maturity at acquisition.

(k) Trade and other receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less impairment losses for bad and doubtful debts (see Note 2(t)), unless the effect of discounting would be immaterial. In such case, the receivables are stated at cost less impairment losses for bad and doubtful debts (see Note 2(t)).

(l) Convertible debentures

Convertible debentures that can be converted to share capital at the option of the holder, where the number of shares that would be issued on conversion and the value of the consideration that would be received at that time do not vary, are accounted for as compound financial instruments with both a liability component and an equity component.

The liability component of the convertible debentures is calculated as the present value of the future interest and principal payments, discounted at a market rate of interest applicable at the time of initial recognition to similar liabilities that do not have a conversion option. The liability component is stated net of unamortised transaction costs and unamortised discounts on convertible debentures.

The equity component is calculated as the excess of the issue proceeds over the liability component.

Transactions costs incurred on issuance of the convertible debentures are allocated to the component parts in proportion to the allocation of proceeds.

The discounts on the convertible debentures, being the amount classified as equity as referred to above, are set off against the liability component and are amortised as an interest expense on an effective interest rate method until conversion or maturity.

The transactions costs allocated to the liability component are amortised as an interest expense on an effective interest rate method until conversion or maturity.

On conversion, the liability component, the accrued interest forfeited together with the relevant portion of the equity component constitute the consideration for the shares being issued.

(m) Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with Note 2(n)(i), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(n) Financial guarantees issued, provisions and contingent liabilities

(i) Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the "holder") for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group's policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with Note 2(n)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii) Other provision and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(o) Revenue recognition

Revenue from the sale of goods is recognised in the income statement when the significant risks and rewards of ownership have been transferred to the buyer. No revenue is recognised if there are significant uncertainties regarding the recovery of consideration due, associated costs or the possible return of goods also continuing management involvement with the goods.

(p) Net financing costs

Net financing costs comprise interest payable on borrowings calculated using the effective interest rate method (see Note 2(x)), interest receivable on fund invested, foreign exchange gains and losses (see Note 2(w)).

Interest income is recognised in the income statement as it accrues, using the effective interest method.

(q) Repairs and maintenance expenses

Repairs and maintenance expenses, including cost of major overhaul, are expensed as incurred.

(r) Research and development costs

Research and development costs comprise all costs that are directly attributable to research and development activities or that can be allocated on a reasonable basis to such activities. Because of the nature of the Group's research and development activities, no development costs satisfy the criteria for the recognition of such costs as an asset. Both research costs and development costs are therefore recognised as expenses in the period in which they are incurred.

(s) Income tax

Income tax on the profit or loss for the year comprises current and deferred tax. Income tax is recognised in the income statement except to the extent that it relates to items recognised directly to equity, in which case it is recognised in equity.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantially enacted at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Deferred tax is provided using the balance sheet liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner of realisation or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realised.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(t) Impairment of assets

(i) Impairment of investment in equity securities and other receivables

Investments in equity securities and other current and non-current receivables that are stated at cost or amortised cost are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. If any such evidence exists, any impairment loss is determined and recognised as follows:

- For unquoted equity securities carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for equity securities are not reversed.

- For trade and other current receivables and other financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the financial asset's original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets), where the effect of discounting is material.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset's carrying amount exceeding that which would have been determined had no impairment loss been recognised in prior years.

(ii) Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, an impairment loss previously recognised no longer exists or may have decreased:

- property, plant and equipment;

- construction in progress;

- pre-paid interests in leasehold land classified as being held under an operating lease;

- intangible assets; and

- investments in associates and jointly controlled entities.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(t) Impairment of assets *(Continued)*

(ii) Impairment of other assets *(Continued)*

If any such indication exists, the asset's recoverable amount is estimated.

- Calculation of recoverable amount

  The recoverable amount of other asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

- Recognition of impairment losses

  An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

- Reversals of impairment losses

  In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount.

  A reversal of an impairment loss is limited to the asset's carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

Under the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited, the Group is required to prepare an interim financial report in compliance with HKAS 34, Interim financial reporting, in respect of the first six months of the financial year. At the end of the interim period, the Group applies the same impairment testing, recognition, and reversal criteria as it would at the end of the financial year (see Notes 2(t)(i) and (ii)).

Impairment losses recognised in an interim period in respect of unquoted equity securities carried at cost are not reversed in a subsequent period. This is the case even if no loss, or a smaller loss, would have been recognised had the impairment been assessed only at the end of the financial year to which the interim period relates.

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(u) Retirement benefits

Obligations for contributions to defined contribution retirement scheme are recognised as an expense in the income statement as incurred. Further information is set out in note 34.

(v) Dividends

Dividends are recognised as a liability in the period which they are declared.

(w) Translation of foreign currencies

Foreign currency transactions during the year are translated at the foreign exchange rates ruling at the transaction dates. Monetary assets and liabilities denominated in foreign currencies are translated at the foreign exchange rates ruling at the balance sheet date. Exchange gains and losses are recognised in profit or loss, except those eligible for capitalisation as construction in progress (see Note 2(f)).

(x) Borrowing costs

Borrowing costs are expensed in profit or loss in the period in which they are incurred, except to the extent that they are capitalised as being directly attributable to the acquisition, construction or production of an asset which necessarily takes a substantial period of time to get ready for its intended use.

The capitalisation of borrowing costs as part of the cost of a qualifying asset commences when expenditure for the asset is being incurred, borrowing costs are being incurred and activities that are necessary to prepare the asset for its intended use or sale are in progress. Capitalisation of borrowing costs is suspended or ceases when substantially all the activities necessary to prepare the qualifying asset for its intended use or sale are interrupted or complete.

(y) Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:

(i) the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii) the Group and the party are subject to common control;

(iii) the party is an associate of the Group or a jointly controlled entity in which the Group is a venturer;

(iv) the party is a member of key management personnel of the Group or the Group's parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

2 SIGNIFICANT ACCOUNTING POLICIES *(Continued)*

(y) Related parties *(Continued)*

(v) the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi) the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.

Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.

(z) Segment reporting

A segment is a distinguishable component of the Group that is engaged either in providing products or services (business segment), or in providing products or services within a particular economic environment (geographical segment), which is subject to risks and rewards that are different from those of other segments.

3 SEGMENT REPORTING

The Group operates principally as a single business segment for the production and sales of steel products. Segment revenue based on the geographical location of customers are as follows:

	2006	2005
	Rmb million	*Rmb million*
Revenue		
— The PRC	**41,117**	21,001
— Other countries	**13,479**	5,487
	54,596	26,488

All of the Group's assets are in the PRC.

4 TURNOVER

Turnover represents the aggregate of the invoiced value of goods sold, after allowances for goods returned, trade discounts and value added tax.

5 OTHER OPERATING (LOSS)/INCOME

	2006 **Rmb million**	2005 Rmb million
Loss on disposals of property, plant and equipment	**(282)**	—
Impairment provision on property, plant and equipment	**(118)**	—
Income from sales of scrap materials	**6**	101
Write-off of long outstanding accounts payable	**1**	5
Packaging materials income	**3**	2
Insurance compensation	**8**	—
Dividend income from other investment	**3**	1
Others	**10**	1
	(369)	110

6 PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting):

(a) Net financing costs:

	2006 **Rmb million**	2005 Rmb million
Interest and other borrowing costs	**972**	118
Less: Amount capitalised as construction in progress *	**(223)**	(66)
Net interest expenses	**749**	52
Net exchange gain	**(22)**	(19)
Interest income	**(14)**	(15)
Bank charges	**2**	1
	715	19

* The borrowing costs have been capitalised at an average rate of 5.04% (2005: 5.59%) per annum for construction in progress.

6 PROFIT BEFORE TAXATION *(Continued)*

(b) Other items:

	2006 **Rmb million**	2005 Rmb million
Auditors' remuneration	**8**	4
Cost of inventories	**41,290**	22,673
Depreciation	**3,831**	838
Amortisation of intangible assets	**8**	3
Amortisation of lease prepayments	**115**	7
Impairment losses		
— Fixed assets	**118**	—
— Trade receivable	**4**	—
— Inventories	**26**	16
Personnel costs		
— Salaries and wages, welfare and other costs	**1,416**	267
— Contributions to defined contribution scheme	**344**	49
Total personnel costs	**1,760**	316
Repairs and maintenance	**2,010**	473
Research and development costs	**23**	9

7 INCOME TAX

(a) Income tax expense in the consolidated income statement

	2006 **Rmb million**	2005 Rmb million
Current tax expense		
Provision for PRC income tax for the year	**2,368**	903
Deferred tax expense		
Origination and reversal of temporary differences *(note 7(b))*	**(75)**	16
Total income tax expense in consolidated income statement	**2,293**	919

7 INCOME TAX *(Continued)*

(a) Income tax expense in the consolidated income statement *(Continued)*

The provision for PRC income tax is based on a statutory rate of 33% (2005:33%) of the assessable profits of the entities comprising the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain jointly controlled entities of the Company, which are exempted or taxed at preferential rates of 15% or 24% (2005:15% or 24%).

The reconciliation of income tax calculated at the Company's applicable tax rate with actual expense for the year is as follows:

	2006 **Rmb million**	2005 Rmb million
Profit before taxation	**9,387**	3,036
Expected PRC income tax at a statutory tax rate of 33%	**3,098**	1,002
Non-taxable income	**(133)**	(4)
Non-deductible expenses	**34**	42
Additional deductions *	**(543)**	(97)
Tax credit *	**(163)**	(24)
	2,293	919

* Pursuant to relevant PRC tax regulations, the Company is entitled to claim additional deductions based on 50% of approved research and development costs and approved outputs from environmental protection facilities and a tax credit relating to purchases of equipment produced in the PRC for technological improvements.

7 INCOME TAX *(Continued)*

(b) Deferred taxation

(i) Deferred tax assets/(liabilities) are attributable to the following:

The Group

	Assets		Liabilities		Net	
	2006	2005	**2006**	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*	***Rmb million***	*Rmb million*
Borrowing costs capitalised	**—**	—	**(80)**	(25)	**(80)**	(25)
Revaluation of lease prepayments (note)	**62**	64	**—**	—	**62**	64
Provision for inventories	**28**	—	**—**	—	**28**	—
Impairment losses on property, plant and equipment	**39**	—	**—**	—	**39**	—
Depreciation of property, plant and equipment	**7**	—	**—**	—	**7**	—
Expenses to be claimed on paid basis	**55**	—	**—**	—	**55**	—
Others	**3**	—	**—**	—	**3**	—
	194	64	**(80)**	(25)	**114**	39
Set-off within legal tax units and jurisdictions	**(80)**	(25)	**80**	25	**—**	—
Net deferred tax assets	**114**	39	**—**	—	**114**	39

7 INCOME TAX *(Continued)*

(b) Deferred taxation *(Continued)*

(i) Deferred tax assets/(liabilities) are attributable to the following: *(Continued)*

The Company

	Assets		Liabilities		Net	
	2006	2005	**2006**	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*	***Rmb million***	*Rmb million*
Borrowing costs capitalised	**—**	—	**(80)**	(25)	**(80)**	(25)
Revaluation of lease prepayments (note)	**61**	63	**—**	—	**61**	63
Provision for inventories	**28**	—	**—**	—	**28**	—
Impairment losses on property, plant and equipment	**39**	—	**—**	—	**39**	—
Depreciation of property, plant and equipment	**7**	—	**—**	—	**7**	—
Expenses to be claimed on paid basis	**55**	—	**—**	—	**55**	—
Others	**2**	—	**—**	—	**2**	—
	192	63	**(80)**	(25)	**112**	38
Set-off within legal tax units and jurisdictions	**(80)**	(25)	**80**	25	**—**	—
Net deferred tax assets	**112**	38	**—**	—	**112**	38

Note: As described in Note 27(c), land use rights are carried at cost. The surplus on the revaluation of land use rights net of deferred tax assets are reversed to the equity attributable to equity shareholders of the Company.

7 INCOME TAX *(Continued)*

(b) Deferred taxation *(Continued)*

(ii) Movement in temporary differences during the year:

The Group

	Balance at 1 January 2005	Recognised in income statement *(Note 7(a))*	Balance at 31 December 2005/ 1 January 2006	Recognised in income statement *(Note 7(a))*	Balance at 31 December 2006
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*
Borrowing costs capitalised	(10)	(15)	(25)	(55)	(80)
Revaluation of lease prepayments	65	(1)	64	(2)	62
Provision for inventories	—	—	—	28	28
Impairment losses on property, plant and equipment	—	—	—	39	39
Depreciation of property, plant and equipment	—	—	—	7	7
Expenses to be claimed on paid basis	—	—	—	55	55
Others	—	—	—	3	3
	55	(16)	39	75	114

7 INCOME TAX *(Continued)*

(b) Deferred taxation *(Continued)*

(ii) Movement in temporary differences during the year: *(Continued)*

The Company

	Balance at 1 January 2005 *Rmb million*	Recognised in income statement *Rmb million*	Balance at 31 December 2005/ 1 January 2006 *Rmb million*	Recognised in income statement *Rmb million*	Balance at 31 December 2006 *Rmb million*
Borrowing costs capitalised	(10)	(15)	(25)	(55)	(80)
Revaluation of lease prepayments	65	(2)	63	(2)	61
Provision for inventories	—	—	—	28	28
Impairment losses on property, plant and equipment	—	—	—	39	39
Depreciation of property, plant and equipment	—	—	—	7	7
Expenses to be claimed on paid basis	—	—	—	55	55
Others	—	—	—	2	2
	55	(17)	38	74	112

8 DIRECTORS' AND SUPERVISORS' REMUNERATION AND INDIVIDUALS WITH HIGHEST EMOLUMENTS

Directors' and supervisors' remuneration:

	Directors' and supervisors' fees *Rmb million*	Salaries, allowance and benefits in kind *Rmb million*	Discretionary bonuses *Rmb million*	Retirement scheme contributions *Rmb million*	2006 Total *Rmb million*
Executive directors					
Liu Jie	—	—	—	—	—
Yang Hua	—	0.49	—	0.08	0.57
Tang Fuping	—	0.49	—	0.08	0.57
Huang Haodong	—	0.32	—	0.06	0.38
Fu Jihui	—	0.28	—	0.05	0.33
Fu Wei	—	0.28	—	0.05	0.33
Lin Daqing	—	0.32	—	0.05	0.37
Wang Chun Ming	—	0.16	—	0.03	0.19
Non-executive directors					
Yu Wanyuan	—	—	—	—	—
Independent non-executive directors					
Wang Linsen	0.06	—	—	—	0.06
Yao Weiting	0.03	—	—	—	0.03
Liu Yongze	0.06	—	—	—	0.06
Francis Li Chak Yan	0.06	—	—	—	0.06
Wang Xiaobin	0.06	—	—	—	0.06
Wu Xichun	0.04	—	—	—	0.04
Supervisors					
Qi Cong	—	—	—	—	—
Zhou Fa	—	0.02	—	—	0.02
Xing Guibin	—	0.13	—	0.02	0.15
Zhang Lifen	—	0.26	—	0.05	0.31
Shan Mingyi	—	0.32	—	0.06	0.38
Li Ji	—	0.23	—	0.04	0.27
	0.31	3.30	—	0.57	4.18

8 DIRECTORS' AND SUPERVISORS' REMUNERATION AND INDIVIDUALS WITH HIGHEST EMOLUMENTS *(Continued)*

Directors' and supervisors' remuneration: *(Continued)*

	Directors' and supervisors' fees *Rmb million*	Salaries, allowance and benefits in kind *Rmb million*	Discretionary bonuses *Rmb million*	Retirement scheme contributions *Rmb million*	2005 Total *Rmb million*
Executive directors					
Liu Jie	—	—	—	—	—
Yang Hua	—	—	—	—	—
Tang Fuping	—	0.27	—	0.05	0.32
Yao Lin	—	0.28	—	0.05	0.33
Huang Haodong	—	—	—	—	—
Zhang Lifen	—	0.32	—	0.06	0.38
Fu Jihui	—	0.29	—	0.06	0.35
Fu Wei	—	0.30	—	0.06	0.36
Cai Denglou	—	—	—	—	—
Li Zhongwu	—	—	—	—	—
Non-executive directors					
Yu Wanyuan	—	—	—	—	—
Independent non-executive directors					
Wang Linsen	0.06	—	—	—	0.06
Yao Weiting	0.06	—	—	—	0.06
Liu Yongze	0.06	—	—	—	0.06
Francis Li Chak Yan	0.07	—	—	—	0.07
Wang Xiaobin	0.05	—	—	—	0.05
Supervisors					
Qi Cong	—	—	—	—	—
Zhou Fa	—	0.29	—	0.06	0.35
Xing Guibin	—	0.15	—	0.02	0.17
	0.30	1.90	—	0.36	2.56

The five highest paid individuals of the Group in 2006 and 2005 were all executive directors and supervisors whose emoluments are disclosed above.

9 DIVIDENDS

(a) Dividends attributable to the year

	2006 *Rmb million*	2005 *Rmb million*
Final dividend proposed after the balance sheet date of Rmb58 cents per share (2005: Rmb36 cents per share)	**3,441**	1,067

Pursuant to a resolution passed at the directors' meeting on 10 April 2007, a final dividend of Rmb58 cents (2005: Rmb36 cents) per share totalling Rmb3,441 (2005: Rmb1,067 million) was approved for shareholders' approval at the Annual General Meeting.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b) Dividends attributable to the previous financial year, approved and paid during the year

	2006 *Rmb million*	2005 *Rmb million*
Final dividends in respect of the previous financial year, approved and paid during the year, of Rmb36 cents per share (2005: Rmb30 cents per share)	**1,067**	889

The 2.97 billion A shares issued for the acquisition of ANSI as mentioned in Note 31 were not entitled to the final dividends approved and paid during the year.

10 PROFIT ATTRIBUTABLE TO EQUITY SHAREHOLDERS OF THE COMPANY

The profit attributable to shareholders of the Company in the amount of Rmb7,041 million (2005: Rmb2,157 million) has been dealt with in the financial statements of the Company.

11 EARNINGS PER SHARE

(a) Basic earnings per share

The calculation of basic earnings per share is based on the profit attributable to equity shareholders of the Company of Rmb7,094 million (2005: Rmb2,117 million) and a weighted average number of shares outstanding during the year of 5,933 million (2005: 2,963 million) calculated as follows:

Weighted average number of shares

(In millions of shares)	**2006**	2005
Issued shares at 1 January	**2,963**	2,963
Effect of issuance of new shares	**2,970**	—
Weighted average number of shares at 31 December	**5,933**	2,963

(b) Diluted earnings per share

There were no dilutive potential equity shares in existence as at 31 December 2005 and 2006.

12 PROPERTY, PLANT AND EQUIPMENT

(a) The Group

	Buildings *Rmb million*	**Plant, machinery and equipment** *Rmb million*	**Transportation vehicles and other related equipment** *Rmb million*	**Total** *Rmb million*
Cost:				
At 1 January 2005	1,575	7,553	616	9,744
Additions	—	10	1	11
Transfer from construction in progress *(Note 14)*	18	252	23	293
Disposals	(1)	(9)	(1)	(11)
At 31 December 2005	1,592	7,806	639	10,037
At 1 January 2006	1,592	7,806	639	10,037
Acquisition of ANSI *(Note 31)*	7,344	15,026	938	23,308
Additions	3	14	1	18
Transfer from construction in progress *(Note 14)*	2,021	4,970	427	7,418
Reclassification	—	233	(233)	—
Disposals	(132)	(397)	(72)	(601)
At 31 December 2006	10,828	27,652	1,700	40,180

12 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(a) The Group *(Continued)*

	Buildings	Plant, machinery and equipment	Transportation vehicles and other related equipment	Total
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*
Accumulated depreciation and impairment losses:				
At 1 January 2005	289	2,262	285	2,836
Charge for the year	111	666	61	838
Written back on disposal	—	(2)	—	(2)
At 31 December 2005	400	2,926	346	3,672
At 1 January 2006	400	2,926	346	3,672
Charge for the year	716	2,826	289	3,831
Reclassification	—	156	(156)	—
Written back on disposal	(11)	(204)	(60)	(275)
Impairment losses *(note f)*	47	67	4	118
At 31 December 2006	1,152	5,771	423	7,346
Net book value:				
At 31 December 2006	9,676	21,881	1,277	32,834
At 31 December 2005	1,192	4,880	293	6,365

12 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) The Company

	Buildings *Rmb million*	Plant, machinery and equipment *Rmb million*	Transportation vehicles and other related equipment *Rmb million*	Total *Rmb million*
Cost:				
At 1 January 2005	1,476	7,133	598	9,207
Additions	—	12	—	12
Transfer from construction in progress *(Note 14)*	18	252	23	293
Disposals	(1)	(9)	(1)	(11)
At 31 December 2005	1,493	7,388	620	9,501
At 1 January 2006	1,493	7,388	620	9,501
Acquisition of ANSI *(Note 31)*	7,344	15,026	938	23,308
Additions	—	2	—	2
Transfer from construction in progress *(Note 14)*	2,021	4,970	427	7,418
Reclassification	—	233	(233)	—
Disposals	(132)	(397)	(72)	(601)
At 31 December 2006	10,726	27,222	1,680	39,628

12 PROPERTY, PLANT AND EQUIPMENT *(Continued)*

(b) The Company *(Continued)*

	Buildings *Rmb million*	Plant, machinery and equipment *Rmb million*	Transportation vehicles and other related equipment *Rmb million*	Total *Rmb million*
Accumulated depreciation and impairment losses:				
At 1 January 2005	285	2,234	282	2,801
Charge for the year	107	627	58	792
Written back on disposal	—	(2)	—	(2)
At 31 December 2005	392	2,859	340	3,591
At 1 January 2006	392	2,859	340	3,591
Charge for the year	712	2,785	286	3,783
Reclassification	—	156	(156)	—
Written back on disposal	(11)	(204)	(60)	(275)
Impairment losses *(note f)*	47	67	4	118
At 31 December 2006	1,140	5,663	414	7,217
Net book value:				
At 31 December 2006	9,586	21,559	1,266	32,411
At 31 December 2005	1,101	4,529	280	5,910

(c) All of the Group's buildings are located in the PRC.

(d) ANSC-TKS Galvanizing Co., Ltd. ("ANSC-TKS") has pledged its property, plant and equipment at a carrying amount of Rmb808 million at 31 December 2006 (2005: Rmb878 million) to secure a syndicated loan as mentioned in Note 24.

(e) Changchun FAM Steel Processing and Distribution Co., Ltd. ("Changchun FAM"), a jointly controlled entity of the Company, has pledged certain machinery at a carrying amount of Rmb43 million at 31 December 2006 (2005: Rmb Nil) to secure a bank loan as mentioned in Note 24.

(f) During the year ended 31 December 2006, the Group planned to dispose of certain machinery which were obsolete. The recoverable amounts of these machinery were accessed based on their scrape value less costs to sell. As a result, the carrying amount of the machinery was written down by Rmb118 million (2005: Rmb Nil). The impairment loss for the year is included in "Other operating (loss)/ income" in the consolidated income statement.

13 INTANGIBLE ASSETS

	Industrial technology	
	The Group *Rmb million*	**The Company** *Rmb million*
Cost:		
Balance at 1 January 2005	28	—
Additions	—	—
Balance at 31 December 2005	28	—
Balance at 1 January 2006	28	—
Acquisition of ANSI *(Note 31)*	32	32
Balance at 31 December 2006	60	32
Accumulated amortisation:		
Balance at 1 January 2005	1	—
Amortisation for the year	3	—
Balance at 31 December 2005	4	—
Balance at 1 January 2006	4	—
Amortisation for the year	8	5
Balance at 31 December 2006	12	5
Net book value:		
At 31 December 2006	48	27
At 31 December 2005	24	—

The amortisation charge for the year is included in "Administrative expenses" in the consolidated income statement.

14 CONSTRUCTION IN PROGRESS

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*
Balance at 1 January	**2,886**	611	**2,882**	611
Additions	**10,456**	2,568	**10,325**	2,564
Acquisition of ANSI *(Note 31)*	**2,477**	—	**2,468**	—
	15,819	3,179	**15,675**	3,175
Transfer to property, plant and equipment *(Note 12)*	**(7,418)**	(293)	**(7,418)**	(293)
Balance at 31 December	**8,401**	2,886	**8,257**	2,882
Construction in progress comprises:				
Cold rolling system upgrade	**339**	549	**339**	549
2130 continuous cold rolling line	**90**	2,272	**90**	2,272
West projects	**1,229**	—	**1,229**	—
New #2,3,4 and 5 furnace	**126**	—	**126**	—
Chemical plant renovation	**792**	—	**792**	—
Bayuquan port connected projects ("Bayuquan Project") *(note b)*	**5,135**	—	**5,135**	—
Others	**690**	65	**546**	61
Balance at 31 December	**8,401**	2,886	**8,257**	2,882

(a) ANSC-TKS has pledged its construction in progress at a carrying amount of Rmb148 million at 31 December 2006 (2005: Rmb Nil) to secure a syndicated loan as mentioned in Note 24.

(b) The investment budget in Bayuquan Project amounted to Rmb22,600 million was approved by the Company's shareholders pursuant to a resolution passed in the extraordinary general meeting held on 29 September 2006.

During the year ended 31 December 2006, Angang Holding acted as the agent and provided management services for Bayuquan Project. No service fee was received by Angang Holding in providing these services. Prior to 16 December 2006, Angang Holding entered into certain construction and equipment acquisition contracts and paid Rmb3,844 million as prepayments on behalf of the Company. Among the above prepayments, Rmb3,794 million were reimbursed by the Group during the year ended 31 December 2006.

In addition to the above agency and project management services, Angang Holding and its subsidiaries ("Angang Group") also provided certain services in connection with the construction of Bayuquan Project. The related service fees were disclosed in Note 33(A).

Up to 31 December 2006, the Company has not acquired the land use rights of Bayuquan Project.

15 LEASE PREPAYMENTS

Lease prepayments represent the land use rights on land located in the PRC. The remaining periods of the land use rights of the Company and the Group range from 40 to 47 years.

ANSC-TKS has pledged its land use rights at a carrying amount of Rmb42 million at 31 December 2006 (2005: Rmb42 million) to secure a syndicated loan as mentioned in Note 24.

Up to the date of this report, the Group was in the process of applying for or changing registration of the title certificates of certain of its land use rights, which related to acquisition of ANSI as mentioned in Note 31, with an aggregate carrying value of approximately RMB5,177 million as at 31 December 2006 (2005: Rmb Nil). The directors are of the opinion that the Group is entitled to lawfully and validly occupy or use the above mentioned land.

16 INVESTMENT/INTEREST IN JOINTLY CONTROLLED ENTITIES

	The Company	
	2006	2005
	Rmb million	*Rmb million*
Unlisted shares, at cost	**649**	268

Details of the Company's investment in the jointly controlled entities are set out below:

Name of jointly controlled entities	Form of business structure	Place of incorporation and operation	Paid-up capital	Proportion of equity interest: Group's effective interest	Proportion of equity interest: held by the company	Principal activities
ANSC-TKS	Sino-foreign equity joint venture	PRC	US$132 million	50%	50%	Production and sale of hot dip galvanised steel products
ANSC - Xinchuan Heavy Industries Dalian Steel Product Processing and Distribution Company Limited ("ANSC-Xinchuan") *(note)*	Equity joint venture	PRC	Rmb40 million	50%	50%	Sale, processing and distribution of steel products

16 INVESTMENT/INTEREST IN JOINTLY CONTROLLED ENTITIES *(Continued)*

Name of jointly controlled entities	Form of business structure	Place of incorporation and operation	Paid-up capital	Proportion of equity interest: Group's effective interest	Proportion of equity interest: held by the company	Principal activities
Changchun FAM	Sino-foreign equity joint venture	PRC	Rmb90 million	50%	50%	Sale, processing, distribution and storage of steel products
ANSC-TK Changchun Steel Logistics Co., Ltd. ("TKAS-SSC")	Sino-foreign equity joint venture	PRC	US$12 million	50%	50%	Production, processing and sale of anti-fluorin steel products and connected commercial activities

Note: Paid-up capital of ANSC-Xinchuan was increased from Rmb40 million to Rmb140 million on 25 February 2007. The above increase in paid-up capital has been verified by Dalian Zhong Yuan Certified Public Accountants. A capital verification report, Da Zhong Yuan Kuai Shi Nei Yan Zi (2006) No.0052, was issued on 22 September 2006.

Included in the consolidated financial statements are the following items that represent the Group's interests in the assets and liabilities, revenues and expenses of the jointly controlled entities.

	2006 **Rmb million**	2005 Rmb million
Non-current assets	**641**	504
Current assets	**446**	343
Non-current liabilities	**(278)**	(304)
Current liabilities	**(211)**	(373)
Net assets	**598**	170
Income	**1,122**	997
Expenses	**(1,075)**	(1,023)
	47	(26)

The Company has pledged its equity interest in ANSC-TKS to secure a syndicated loan granted to ANSC-TKS as mentioned in Note 24.

17 INVESTMENT/INTEREST IN ASSOCIATES

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*
Unlisted shares, at cost	**—**	—	**51**	33
Share of net asset	**49**	31	—	—
	49	31	**51**	33

Details of the Company's investment in the associates are set out below:

Name of associate	Form of business structure	Place of incorporation and operation	Paid-up capital	Proportion of equity interest: Group's effective interest	Proportion of equity interest: held by the company	Principal activities
Angang Shenyang Steel Product Processing And Distribution Company Limited ("Angang Shenyang")	Equity joint venture	PRC	Rmb 48 million	30%	30%	Sale, processing, distribution and storage of steel products
TKAS (Changchun) Tailored Blanks Ltd ("TKAS", formerly known as TKAZ (Changchun) Tailored Blanks Ltd)	Sino-foreign equity joint venture	PRC	US$10 million	45%	45%	Production and sale of tailored blanks

Summary financial information on associates

	Assets	Liabilities	Equity	Revenues	Profit/(loss)
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*
2006					
100 per cent	**215**	**90**	**125**	**393**	**1**
Group's effective interest	**82**	**33**	**49**	**128**	**—**
2005					
100 per cent	156	71	85	56	(6)
Group's effective interest	61	30	31	19	(2)

18 OTHER INVESTMENT

	The Group and the Company	
	2006	2005
	Rmb million	*Rmb million*
Unlisted equity securities	**10**	10

19 INVENTORIES

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*
Raw materials and fuels	**1,768**	310	**1,711**	298
Work in progress	**1,315**	190	**1,315**	190
Finished goods	**2,256**	1,229	**2,164**	1,106
Spare parts, tools and ancillary materials	**1,881**	879	**1,846**	846
	7,220	2,608	**7,036**	2,440

The analysis of the amount of inventories recognised as an expense is as follows:

	2006	2005
	Rmb million	*Rmb million*
Carrying amount of inventories sold	**41,264**	22,657
Write-down of inventories	**39**	16
Reversal of write-down of inventories	**(13)**	—
	41,290	22,673

The reversal of write-down of inventories made in prior years arose due to an increase in the recoverable amount of certain galvanised steel products which were sold during the year ended 31 December 2006.

20 TRADE RECEIVABLES

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*
Accounts receivable	**320**	338	**191**	81
Bills receivable	**1,409**	595	**1,409**	595
	1,729	933	**1,600**	676

The ageing analysis of trade receivables is as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*
Less than 3 months	**1,664**	405	**1,535**	148
More than 3 months but less than 12 months	**61**	528	**61**	528
More than 1 year	**4**	—	**4**	—
	1,729	933	**1,600**	676

The Group requests customers to pay cash or settle by bills in full prior to delivery of goods. Subject to negotiation, credit term of three months is only available for certain major customers with well-established trading records.

ANSC-TKS has pledged its trade receivables at a carrying amount of Rmb101 million at 31 December 2006 (2005: Rmb202 million) to secure a syndicated loan as mentioned in Note 24.

Included in the accounts receivable are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	million	*million*
United States Dollars	**USD9**	USD12
Euros	**EUR2**	—

21 CASH AND CASH EQUIVALENTS

Cash and cash equivalents represented cash at bank and in hand.

As at 31 December 2006, a deposit of Rmb1,449 million (2005: Rmb421 million) was placed with Angang Group Financial Company Limited ("Angang Finance"), a subsidiary of the Angang Holding.

Included in cash and cash equivalents in the balance sheet are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group		The Company	
	2006	2005	**2006**	2005
	million	*million*	***million***	*million*
Hong Kong Dollars	**—**	HKD1	**—**	HKD1
United States Dollars	**USD5**	USD2	**—**	—
Euros	**EUR9**	—	**—**	—

22 TRADE PAYABLES

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*
Accounts payable	**1,199**	225	**1,199**	213
Bills payable	**1,338**	194	**1,338**	194
	2,537	419	**2,537**	407

The ageing analysis of trade payables is as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*
Due on demand	**34**	190	**34**	188
Due within 3 months	**1,917**	121	**1,917**	111
Due after 3 months but within 6 months	**586**	108	**586**	108
	2,537	419	**2,537**	407

23 CONVERTIBLE DEBENTURES

	The Group and the Company	
	2006	2005
	Rmb million	*Rmb million*
Carrying amount of convertible debentures at 1 January	—	3
Redemptions of convertible debentures	—	(3)
Carrying amount of convertible debentures at 31 December	—	—

On 15 March 2000, the Company issued convertible debentures (the "Debentures") amounting to Rmb1,500 million. The Debentures were listed on the Shenzhen Stock Exchange and were guaranteed by Angang Holding. Each debenture has been, at the option of the holder, converted into A shares with a par value of Rmb1 each of the Company ("A Shares") or settled prior to 14 March 2005 (the deadline of conversion date).

The Debentures were interest bearing at a rate of 1.2% per annum payable in arrears on 14 March each year.

24 BANK LOANS

At 31 December 2006, the bank loans were repayable as follows:

	Within 1 year or on demand	**After 1 year but within 2 years**	**After 2 years but within 5 years**	**More than 5 years**	**Sub-total**	**Total**
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*
Unsecured bank loans:						
— Floating interest rates ranging from 0.25% p.a. to 6.16% p.a.	7,293	2,703	3,996	2,112	8,811	16,104
The Company	7,293	2,703	3,996	2,112	8,811	16,104
Unsecured bank loans:						
— Floating interest rate at 5.02% p.a.	50	—	—	—	—	50
Secured bank loan:						
— Floating interest rates ranging from 4.86% p.a. to 6.12%	41	41	55	182	278	319
The Group	7,384	2,744	4,051	2,294	9,089	16,473

24 BANK LOANS (Continued)

At 31 December 2005, the bank loans were repayable as follows:

	Within 1 year or on demand *Rmb million*	After 1 year but within 2 years *Rmb million*	After 2 years But Within 5 years *Rmb million*	More than 5 years *Rmb million*	Sub-total *Rmb million*	Total *Rmb million*
Unsecured bank loans:						
— Floating interest rate at 5.76% p.a.	600	300	—	—	300	900
The Company	600	300	—	—	300	900
Unsecured bank loans:						
— Floating interest rates ranging from 5.22% p.a. to 5.58% p.a.	117	—	—	—	—	117
Secured bank loan:						
— Floating interest rates at 6.12% p.a.	41	41	121	142	304	345
The Group	758	341	121	142	604	1,362

Among the unsecured bank loans of the Company as at 31 December 2006, Rmb4,003 million (2005: Rmb900 million) were guaranteed by Angang Holding.

As at 31 December 2006, loans from Angang Finance, a subsidiary of Angang Holding, amounted to Rmb3,700 million (2005: Rmb Nil).

In October 2002, ANSC-TKS entered into a long-term loan facility of Rmb1,080 million (the "Syndicated Loan") for the construction of production line. The Syndicated Loan is secured by the land use rights, construction in progress, property, plant and equipment and trade receivables of ANSC-TKS at a carrying amount of Rmb1,099 million at 31 December 2006 (2005: Rmb1,122 million).

The Company pledged its 50% equity interest in ANSC-TKS to Bank of China to secure the performance of the obligations of ANSC-TKS under the agreement of Sydicated Loan (Note 16).

As at 31 December 2006, a bank loan totalling Rmb30 million (2005: Rmb Nil), was secured by the machinery of Changchun FAM with a carrying value of Rmb43 million (2005: Rmb Nil) (Note 12(e)).

24 BANK LOANS *(Continued)*

Included in bank loans are the following amounts denominated in a currency other than the functional currency of the entity to which they relate:

	The Group and the Company	
	2006	2005
	million	*million*
Euros	**EUR1**	—
Japanese Yen	**JPY7,729**	—

25 SHARE CAPITAL

The Group and the Company

	2006		2005	
	Number of shares ***million***	***Rmb million***	Number of shares *million*	*Rmb million*
Issued and fully paid:				
State-owned legal person shares of Rmb1 each				
At 1 January	1,131	1,131	1,319	1,319
Issuance of A shares for the acquisition of ANSI *(note (a))*	2,970	2,970	—	—
Decrease as a result of State-owned Share Reform Plan *(note (b))*	—	—	(188)	(188)
Decrease as a result of exercise of warrants *(note (c))*	(111)	(111)	—	—
At 31 December	3,990	3,990	1,131	1,131
A shares of Rmb1 each				
At 1 January	942	942	754	754
Increase as a result of State-owned Share Reform Plan *(note (b))*	—	—	188	188
Increase as a result of exercise of warrants *(note (c))*	111	111	—	—
At 31 December	1,053	1,053	942	942
H shares of Rmb1 each				
At 1 January and 31 December	890	890	890	890
	5,933	5,933	2,963	2,963

25 SHARE CAPITAL *(Continued)*

Notes:

(a) In January 2006, the Company issued 2.97 billion A shares of Rmb1 each at Rmb4.29 per share (equivalent to Rmb12.74 billion) to Angang Holding as a partial payment for the consideration of acquisition of ANSI (Note 31). The share premium, net of the issuance costs of Rmb18 million, amounted to Rmb9,753 million was credited to share premium account.

The above increase in share capital has been verified by KPMG Huazhen. A capital verification report, KPMG-A(2006) CR No.0005, was issued on 26 January 2006.

(b) In accordance with the "Approval notice related to State-owned Share Reform Plan of Angang New Steel Company Limited" issued by Stated-owned Assets Supervision and Administration Commission of the State Council in the PRC, the Company implemented its State-owned Share Reform Plan ("Reform Plan") on 1 December 2005. Angang Holding transferred 188 million shares of the Company (excluding additional shares to be issued arising from the exercise of warrants issued in the Reform Plan) to those registered A share shareholders on 1 December 2005. After that, the state-owned legal person shares of the Company held by Angang Holding were reduced by 188 million shares. The Company's A shares were increased by 188 million shares accordingly.

(c) In accordance with the Reform Plan of the Company, Angang Holding issued 113 million European-style warrants to A share shareholders registered as at the implementation date of the Reform Plan. Some warrant holders exercised their rights at the exercise date (5 December 2006), causing state-owned legal person shares and Renminbi ordinary shares to decrease and increase by 111 million shares respectively.

All the state-owned legal person shares, A and H shares rank pari passu in all material respects.

26 SHARE PREMIUM

The Group and the Company

	Share premium *Rmb million*
At 1 January 2005	3,057
Shares issued upon conversion of convertible debentures	1
At 31 December 2005/1 January 2006	3,058
Issuance of new shares *(Note25(a))*	9,753
At 31 December 2006	12,811

27 RESERVES

The Group and the Company

	Statutory surplus reserve *(note (a))* Rmb million	Statutory public welfare fund *(note (b))* Rmb million	Excess over share capital *(note (c))* Rmb million	Total Rmb million
2005				
At 1 January 2005	563	563	(152)	974
Transfer for the year *(Note 28)*	209	209	—	418
At 31 December 2005	772	772	(152)	1,392
2006				
At 1 January 2006	772	772	(152)	1,392
Proposed transfer for the year *(Note 28)*	684	—	—	684
Transfer of balance of statutory public welfare fund	772	(772)	—	—
At 31 December 2006	2,228	—	(152)	2,076

(a) Under the Company's Articles of Association, the Company's net profit after taxation as reported in the financial statements prepared in accordance with the PRC Accounting Rules and Regulations can only be distributed as dividends after allowance has been made for:

(i) making up cumulative prior years' losses, if any;

(ii) allocations to the statutory surplus reserve fund of at least 10% of the net profit after taxation, as determined under the PRC Accounting Rules and Regulations; and

(iii) allocations to the discretionary surplus reserve subject to approval by the shareholders.

(b) Pursuant to the Company Law No.167 effective from 1 January 2006 and the amendment of the Articles of Association on 20 June 2006, the Company is no longer required to make allocations to the statutory public welfare fund. According to the "Notice on the Relevant Enterprise Accounting Treatments after the Effect of the Company Law" issued by the Ministry of Finance of the PRC, the Company has transferred the balance of statutory public welfare fund as at 31 December 2005 to statutory surplus reserve.

(c) Land use rights which are included in lease prepayments are carried at historical cost base. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset is reversed from the shareholders' funds.

28 RETAINED PROFITS

The Company

	Note	**2006** **Rmb million**	2005 Rmb million
At 1 January		**3,950**	3,100
Net profit for the year		**7,041**	2,157
Transfer between reserves *(note 27)*		**(684)**	(418)
Final dividend - 2005/2004	9(b)	**(1,067)**	(889)
At 31 December		**9,240**	3,950

29 DISTRIBUTABLE RESERVE

In accordance with the Company's Articles of Association, the reserve available for distribution is the lower of the amount determined under the PRC Accounting Rules and Regulations and the amount determined under IFRSs. As at 31 December 2006, the reserve available for distribution was Rmb8,832 million (2005: Rmb3,744 million). Final dividend of Rmb3,441 million (2005: Rmb1,067 million) in respect of the financial year 2006 was proposed after the balance sheet date.

30 NOTES TO THE CASH FLOW STATEMENT

(a) Reconciliation of profit before taxation to cash flows from operations

	2006 *Rmb million*	2005 *Rmb million*
Profit before taxation	**9,387**	3,036
Interest income	**(14)**	(15)
Interest expenses	**749**	52
Share of profits less losses of associates	**—**	2
Depreciation	**3,831**	838
Amortisation of intangible assets	**8**	3
Loss on disposal of property, plant and equipment	**282**	—
Net exchange gain	**(22)**	(19)
Increase in inventories	**(1,208)**	(405)
(Increase) / decrease in amounts due from fellow subsidiaries	**(229)**	24
Decrease / (increase) in accounts receivable	**31**	(210)
(Increase) / decrease in bills receivable	**(782)**	831
Decrease in amount due from ultimate holding company	**240**	—
Decrease in lease prepayments	**115**	7
Increase in prepayments, deposits and other receivables	**(86)**	(23)
Decrease in accounts payables	**(285)**	—
Decrease in bills payable	**(119)**	(26)
(Decrease) / increase in amount due to ultimate holding company	**(765)**	4
Increase in amount due to fellow subsidiaries	**79**	53
Increase / (Decrease) in other payables	**1,645**	(426)
Bad debt provision	**4**	—
Write-down of inventories	**26**	16
Impairment losses on fixed assets	**118**	—
Cash flows from operations	**13,005**	3,742

(b) Material non-cash transactions

(i) The Company acquired the entire equity interest of ANSI at a total consideration of Rmb19.712 billion. The Company issued 2.97 billion A shares of Rmb1 each amounting to Rmb12.74 billion to Angang Holding as a partial payment for the consideration of Acquisition (see Note 31).

(ii) During the year ended 31 December 2006, the Company settled part of dividend payable to its ultimate holding company amounting to Rmb400 million by way of endorsed bills, which did not involve any movement of cash or cash equivalents.

31 ACQUISITION OF ANSI

According to the acquisition agreement dated 20 October 2005 ("Acquisition Agreement"), the Company acquired the entire equity interest of ANSI from Anshan Iron & Steel Group Complex ("Angang Holding"), the ultimate holding company of the Company, for Rmb19.69 billion plus final adjustments as stated in the Acquisition Agreement. The Acquisition was completed in January 2006 and the total final consideration amounted to Rmb19.712 billion.

The Company issued 2.97 billion A shares of Rmb1 each at Rmb4.29 per share (equivalent to Rmb12.74 billion) to Angang Holding as a partial payment for the consideration of the Acquisition. As a result, the share capital and share premium of the Company increased by Rmb2,970 million and Rmb9,753 million respectively after deducting the expenses related to the shares issuance.

The remaining balance of the purchase consideration amounted to Rmb6,972 million will be paid in three instalments and bears interest rates quoted by People's Bank of China for the same period. Up to 31 December 2006, the Company has repaid Rmb2,324 million. The remaining purchase consideration amounted to Rmb4,648 million will be paid in two instalments within the next two years.

The Acquisition had the following effect on the Group's assets and liabilities:

	Recognised value on Acquisition *Rmb million*
Property, plant and equipment	23,308
Intangible assets	32
Construction in progress	2,477
Lease prepayments	5,285
Other investment	10
Inventories	3,473
Amount due from ultimate holding company	240
Amounts due from fellow subsidiaries	548
Trade receivables	500
Prepayments, deposits and other receivables	89
Income tax recoverable	668
Cash and cash equivalents	593
Trade payables	(2,669)
Amount due to ultimate holding company	(776)
Amounts due to fellow subsidiaries	(924)
Other payables	(1,591)
Bank loans and long-term payable	(11,551)
Net identifiable assets and liabilities	19,712
Less: Consideration paid, satisfied in shares issued	(12,741)
Long-term payable to ultimate holding company	(4,648)
Cash and cash equivalents acquired	(593)
Net cash outflow	1,730

31 ACQUISITION OF ANSI *(Continued)*

All assets and liabilities of ANSI were transferred to the Company upon completion of the Acquisition in January 2006 and ANSI applied for deregistration thereafter. As a result, the operating profit of ANSI for the year ended 31 December 2006 was captured in the Company's financial statements.

The recognised value of the assets and liabilities of ANSI on Acquisition was based on the valuation assessed by China Assets Appraisal Company Limited, an independent valuers qualified by China Securities Regulatory Commission and the Ministry of Finance of the PRC, on a depreciated replacement cost basis, as at 30 June 2005 plus further adjustments as stated in the Acquisition Agreement, which mainly reflected the operating results of ANSI for the six months ended 31 December 2005.

32 COMMITMENTS

(a) The Group had capital commitments outstanding at 31 December 2006 not provided for in the financial statements as follows:

	The Group		The Company	
	2006	2005	**2006**	2005
	Rmb million	*Rmb million*	***Rmb million***	*Rmb million*
Authorised and contracted for:				
— Construction projects of production lines	**11,264**	847	**10,964**	847
— Investments	**167**	188	**167**	188
— Acquisition of ANSI *(note)*	**—**	19,692	**—**	19,692
Authorised but not contracted for:				
— Improvement projects of production lines	**16,596**	730	**16,022**	385
	28,027	21,457	**27,153**	21,112

Note: The acquisition of ANSI has been completed in January 2006 (see Note 31).

Included in the Group's capital commitments were the Group's proportionate share of the jointly controlled entities' capital commitments amounting to Rmb1,748 million as at 31 December 2006 (2005: Rmb690 million).

32 COMMITMENTS (Continued)

(b) In October 2002, a jointly controlled entity of the Company, ANSC-TKS, obtained a Syndicated Loan of Rmb1,080 million for the construction of production line. The Syndicated Loan is secured by the land use rights, construction in progress, property, plant and equipment and trade receivables of ANSC-TKS at carrying amount of Rmb1,099 million at 31 December 2006 (2005: Rmb1,122 million).

The Company pledged its equity interest in ANSC-TKS to secure the performance of the obligations of ANSC-TKS under the agreement of the Sydicated Loan.

Pursuant to the funding supporting agreement dated 22 October 2002, the Company committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the Syndicated Loan or finance the operations. The commitment is limited to US$8 million and will be reduced to US$4 million after the tenth repayment date.

33 RELATED PARTY TRANSACTIONS

The following is a summary of significant transactions carried out between the Group, Angang Shenyang (its associate and a subsidiary of Angang Holding), and Angang Holding and its business undertakings ("Angang Group", including ANSI for the year ended 31 December 2005) during the year.

(A) Significant transactions and balances with Angang Group

(i) Significant transactions which the Company conducts with Angang Group (including ANSI for the year ended 31 December 2005) in the normal course of business are as follows:

		The Group	
	Note	**2006** **Rmb million**	2005 Rmb million
Sales of finished goods (before deducting sales related taxes)	(a)	**1,885**	2,201
Sales of scrap materials (before deducting sales related taxes)	(a)	**150**	767
Fee received for fuel and utilities provided	(b)	**394**	—
Purchase of raw materials	(c)	**11,184**	18,410
Purchase of ancillary materials and spare parts	(d)	**1,493**	160
Utility supplies	(e)	**1,031**	359
Fees paid for welfare and other support services	(f)	**4,589**	512
Interest received	(g)	**5**	4
Interest paid	(g)	**94**	—
Material processing services (before deducting sales related taxes)	(h)	—	91

(Expressed in Renminbi)

33 RELATED PARTY TRANSACTIONS *(Continued)*

(A) Significant transactions and balances with Angang Group *(Continued)*

(i) Significant transactions which the Company conducts with Angang Group (including ANSI for the year ended 31 December 2005) in the normal course of business are as follows: *(Continued)*

Notes:

(a) The Company sold finished products and returned scrap materials to Angang Group for their own consumption mainly at selling prices based on the average prices charged to independent customers for the preceding month or market prices.

(b) The Company provided utilities and services, such as gas, electricity, steam and transportation, to Angang Group at applicable State prices, production cost plus 5%, or market prices.

(c) The Company purchased its principal raw materials, from Angang Group at prices determined and modified on a semi-annual basis. The purchase price is mainly no higher than the average prices quoted to the Company for importing principal raw materials of similar quality plus freight charges in the previous interim period or the average prices charged by independent suppliers plus 10% mark up of processing costs (if applicable).

(d) The Company purchased from Angang Group ancillary materials in the form of steel products and spare parts at selling prices no higher than the average prices of such materials charged by Angang Group to independent customers for the preceding month.

(e) The Company purchased electricity from Angang Group mainly at State prices.

(f) Angang Group provided certain supporting services to the Company. These services include railway and road transportation services; agency services for import of raw materials, equipment, spare parts and ancillary materials; agency services for domestic sales and export of products; equipment examination, repair and maintenance; design and engineering services; construction project agency and management services and other employees' supporting services. Service fees were charged at applicable state prices, market prices, fixed rate commission or free of charge.

(g) Angang Group provided financial services in the form of deposit taking, settlement, borrowing and discounting services at State prices.

As at 31 December 2006, the deposit placed with Angang Finance amounted to Rmb1,449 million (2005: Rmb421 million).

The deferred cash payment for the acquisition of ANSI bears interest at rates quoted by the People's Bank of China for the same period (Note 31).

(h) The Company provided material processing services to Angang Group based on the average prices charged to independent customers for similar services.

(ii) Bank loans

As at 31 December 2006, certain bank loans amounted to Rmb4,003 million (2005: Rmb900 million) were guaranteed by Angang Holding.

(Expressed in Renminbi)

33 RELATED PARTY TRANSACTIONS *(Continued)*

(A) Significant transactions and balances with Angang Group *(Continued)*

(iii) Amount due to ultimate holding company

Amount due to ultimate holding company mainly represents fees payable for support services and interest accrual for long-term payable to ultimate holding company.

The amount due to ultimate holding company is unsecured, interest free and has no fixed terms of repayment.

(iv) Amounts due from/to fellow subsidiaries

Amounts due from/to fellow subsidiaries mainly represent prepayments and amounts payable for the purchase of raw materials and other services. Advances are received by the Company in respect of sales of finished goods.

The amounts due from/to fellow subsidiaries are unsecured, interest free and have no fixed terms of repayment.

(v) Long-term payable to ultimate holding company

The amount represents deferred cash payment for the acquisition of 100% equity interest in ANSI (see Note 31).

(vi) Acquisition of ANSI and the Supply of Materials and Services Agreement

In connection with the Acquisition, the Company entered into a new Supply of Materials and Services Agreement ("New Supply Agreement") with Angang Holding on 29 December 2004, which became effective upon the completion of the acquisition. The New Supply Agreement superseded the prevailing Supply of Materials and Services Agreement and there were no significant changes in the pricing policies under the New Supply Agreement.

The Acquisition of ANSI was completed in January 2006.

(B) Significant transactions with ANSC-TKS

(i) The Company sold finished products to ANSC-TKS amounting to Rmb1,449 million (2005: Rmb1,607 million) for further processing at market price.

(ii) The Company pledged its equity interest in ANSC-TKS to secure the performance of the obligation of ANSC-TKS under the agreement of the Syndicated Loan.

The Company also committed to finance ANSC-TKS if it does not have sufficient funds to complete the construction of the galvanising plant, repay the Syndicated Loan or finance the operations. The commitment is limited to US$8 million and will be reduced to US$4 million after the tenth repayment date.

(C) Significant transactions with other related parties

ANSC-TKS purchased raw materials from and sold finished products to ThyssenKrupp Stahl AG ("TKSAG") (joint venturer of ANSC-TKS), at average prices charged by/to independent parties. The sales and purchases during the year amounted to Rmb70 million (2005: Rmb288 million) and Rmb55 million (2005: Rmb45 million) respectively, of which Rmb35 million and Rmb28 million (2005: Rmb144 million and Rmb23 million) have been included in the sales and cost of sales of the Group's consolidated financial statements respectively.

33 RELATED PARTY TRANSACTIONS *(Continued)*

(D) Transaction with other state-controlled entities in the PRC

The Group operates in an economic regime currently dominated by entities directly or indirectly controlled by the PRC government ("state-controlled entities") through its government authorities, agencies, affiliations and other organisations.

Other than those transactions as disclosed above, the Group conducts certain business activities with other state-controlled entities which include but are not limited to the following:

- Sales and purchases of goods, property and other assets; and
- Depositing and borrowing money.

These transactions are conducted in the ordinary course of the Group's business on terms comparable to those with other entities that are not state-controlled. The Group has established its buying, pricing strategy and approval process for purchases and sales of products and services. Such buying, pricing strategy and approval processes do not depend on whether the counterparties are state-controlled entities or not.

Having considered the potential for transactions to be impacted by related party relationships, the Group's pricing strategy, buying and approval processes, and what information would be necessary for an understanding of the potential effect of the relationship on the financial statements, the directors are of opinion that the following transactions with other state-controlled entities require disclosure:

(i) Transactions with other state-controlled entities, including state-controlled banks in the PRC

	2006 ***Rmb million***	2005 *Rmb million*
Sales	**17,670**	11,425
Purchases	**6,847**	715
Defined contribution scheme contribution	**344**	49

(ii) Balances with other state-controlled entities, including state-controlled banks in the PRC

	2006 ***Rmb million***	2005 *Rmb million*
Accounts receivable	**186**	81
Accounts payable	**67**	2
Short-term bank loans	**6,884**	758
Long-term bank loans	**5,368**	604
Cash and time deposits at banks	**248**	141

33 RELATED PARTY TRANSACTIONS *(Continued)*

(E) Transactions with key management personnel

Remuneration for key management personnel, including amounts paid to the Company's directors and supervisors as disclosed in note 8 is as follows:

	2006 *Rmb million*	2005 *Rmb million*
Directors' and supervisors' fees	**0.31**	0.30
Salaries, allowance and other benefits in kind	**3.87**	2.46
Retirement scheme contributions	**0.62**	0.48
	4.80	3.24

Total remuneration is included in "personnel costs" (see Note 6(b)).

34 RETIREMENT BENEFITS AND OTHER STAFF BENEFITS

The Company and its jointly controlled entities are required to contribute to the retirement benefits scheme based on 20% (2005: 22.5%) and 19%-27% (2005: 19%) respectively of the total salary in accordance with the regulations of the local labour bureau.

All the employees of the Group are entitled to receive, on retirement, pension payments from these schemes. The Group has no other material obligation for payment of retirement benefits beyond the contributions.

35 FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group's business. These risks are limited by the Group's financial management policies and practices described below.

(a) Credit risk

Cash at bank and in hand

Substantial amounts of the Group's cash balances are deposited with PRC financial institutions.

Trade and other receivables

The Group requests most of its customers to pay cash or bills in full prior to delivery of goods. Trade receivables are due within 90 days from the date of billing. Debtors with balances that are more than 1 month overdue are requested to settle all outstanding balance before any further credit is granted. The Group performs ongoing credit evaluations of its customers' financial condition and generally does not require collateral on trade receivables.

35 FINANCIAL INSTRUMENTS *(Continued)*

(b) Liquidity risk

Amounts due from fellow subsidiaries

The terms of amounts due from fellow subsidiaries are disclosed in Note 33.

Individual operating entities within the Group are responsible for their own cash management, including the short term investment of cash surpluses and the raising of loans to cover expected cash demands, subject to approval by the respective company's board when the borrowings exceed certain predetermined levels of authority. The Group's policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient reserves of cash and adequate committed lines of funding from major financial institutions to meet its liquidity requirements in the short and longer term.

(c) Interest rate risk

The interest rates of bank loans are disclosed in Note 24.

(d) Foreign currency risk

The Group did not have a significant foreign currency risk exposure arising from its sales and raw materials purchases for production as these transactions were mainly carried out in Renminbi. However, with the increasing proportion of export sales conducted in foreign currencies, the depreciation or appreciation of foreign currencies against the Renminbi will affect the Group's results of operations.

(e) Fair value

The fair values of cash, deposits with banks, trade and other receivables, trade and other payables, amount due to ultimate holding company, and amounts due from/to fellow subsidiaries are not materially different from their carrying amounts.

The fair values of the Group's bank loans as estimated by applying a discounted cash flow using current market interest rates for similar financial instruments approximate to their carrying values.

Fair value estimates are made at a specific point in time and based on relevant market information and information about the financial instruments. These estimates are subjective in nature and involve uncertainties and matters of significant judgement and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

(Expressed in Renminbi)

36 NON-ADJUSTING POST BALANCE SHEET EVENTS

(i) The directors proposed a final dividend after the balance sheet date (see Note 9).

(ii) On 16 March 2007, the Fifth Plenary Session of the Tenth National People's Congress passed the Corporate Income Tax Law of the PRC ("new tax law") which will take effect on 1 January 2008. As a result of the new tax law, it is expected that the income tax rates applicable to the Company and its jointly controlled entities will be unified at 25% from 1 January 2008. Certain jointly controlled entities of the Company are entitled to a tax holiday of a tax-free period for the first and second years and a 50% reduction in income tax rate for the third to fifth years or a preferential income tax rates. The current preferential income tax rates will be gradually increased to 25% in five years time. However, the detailed implementation rules regarding the preferential tax policies have yet to be made public. Consequently, the Group is not able to make an estimate of the expected financial effect of the new tax law on its deferred tax assets and liabilities. The expected financial effect of the new tax law, if any, will be reflected in the Group's 2007 financial statements. The enactment of the new tax law is not expected to have any financial effect on the amounts accrued in the balance sheet in respect of current tax payable.

(iii) At the board of directors meeting held on 10 April 2007, a resolution was passed for the proposed rights issue (the "Proposed Rights Issue") to finance part of the investment of the Bayuquan Project. The proposed Rights Issue will be conducted on the basis of approximately 2 to 3 rights shares for every 10 existing shares. The Proposed Rights Issue will be subject to the approval of the shareholders in general meeting and the approval by relevant governmental and regulatory authorities.

37 ACCOUNTING ESTIMATES AND JUDGEMENTS

The Group's financial condition and results of operations are sensitive to accounting methods, assumptions and estimates that underlie the preparation of the financial statements. The Group bases the assumptions and estimates on historical experience and on various other assumptions that the Group believes to be reasonable and which form the basis for making judgements about matters that are not readily apparent from other sources. On an on-going basis, management evaluates its estimates. Actual results may differ from those estimates as facts, circumstances and conditions change.

The selection of critical accounting policies, the judgements and other uncertainties affecting application of those policies and the sensitivity of reported results to changes in conditions and assumptions are factors to be considered when reviewing the financial statements. The significant accounting policies are set forth in Note 2. The Group believes the following critical accounting policies involve the most significant judgements and estimates used in the preparation of the financial statements.

37 ACCOUNTING ESTIMATES AND JUDGEMENTS *(Continued)*

(a) Impairment for long-lived assets

If circumstances indicate that the net book value of a long-lived asset may not be recoverable, the asset may be considered "impaired", and an impairment loss may be recognised in accordance with IAS 36 "Impairment of assets". The carrying amounts of long-lived assets are reviewed periodically in order to assess whether the recoverable amounts have declined below the carrying amounts. These assets are tested for impairment whenever events or changes in circumstances indicate that their recorded carrying amounts may not be recoverable. When such a decline has occurred, the carrying amount is reduced to recoverable amount. The recoverable amount is the greater of the net selling price and the value in use. It is difficult to precisely estimate selling price because quoted market prices for the Group's assets are not readily available. In determining the value in use, expected cash flows generated by the asset are discounted to their present value, which requires significant judgement relating to level of sale volume, selling price and amount of operating costs. The Group uses all readily available information in determining an amount that is a reasonable approximation of recoverable amount, including estimates based on reasonable and supportable assumptions and projections of sale volume, selling price and amount of operating costs.

(b) Depreciation

Property, plant and equipment are depreciated on a straight-line basis over the estimated useful lives of the assets, after taking into account the estimated residual value. The Group reviews the estimated useful lives of the assets regularly in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group's historical experience with similar assets and taking into account upgrading and improvement work performed, and anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

(c) Provision for inventories

As explained in Note 2(i), the Group's inventories, other than spare parts, tools and ancillary materials, are stated at the lower of cost and net realisable value. Spare parts, tools and ancillary materials are stated at cost less any provision for obsolescence. Based on the Group's recent experience and the nature of the inventories, the Group makes estimates of the selling prices, the costs to be incurred in selling the inventories and the costs of completion in case for work in progress or the usage for future repair and maintenance. Uncertainty exists in these estimations.

(Expressed in Renminbi)

38 POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE ANNUAL ACCOUNTING PERIOD ENDED 31 DECEMBER 2006

Up to the date of issue of these financial statements, the IASB has issued a number of amendments, new standards and interpretations which are not yet effective for the accounting period ended 31 December 2006 and which have not been adopted in these financial statements:

Of these developments, the following relate to matters that may be relevant to the Group's operations and financial statements:

		Effective for accounting periods beginning on or after
IFRS 7	Financial instruments: disclosures	1 January 2007
Amendment to IAS 1	Presentation of financial statements: capital disclosures	1 January 2007

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of them is unlikely to have a significant impact on the Group's results of operations and financial position.

39 PARENT AND ULTIMATE HOLDING COMPANY

The directors of the Company consider its parent and ultimate holding company at 31 December 2006 to be Angang Holding, which is a state-owned enterprise incorporated in the PRC.

Differences between financial statements prepared in accordance with International Financial Reporting Standards ("IFRSs") and PRC Accounting Rules and Regulations ("PRC GAAP")

	Note	**2006** ***Rmb million***	2005 *Rmb million*
Profit attributable to equity shareholders of the Company under IFRSs		**7,094**	2,117
Adjustments:			
— Pre-operating expenses	(ii)	**3**	—
— Revaluation of land use rights	(iii)	**(5)**	(5)
— General borrowing costs capitalised	(iv)	**(168)**	(45)
— Write off of long outstanding accounts payable	(v)	**(1)**	(4)
— Receipt of government grant	(vi)	**(3)**	—
— Deferred tax charge	(vii)	**(75)**	16
Profit attributable to equity shareholders of the Company under PRC GAAP		**6,845**	2,079
Total equity attributable to equity shareholders of the Company under IFRSs		**30,001**	11,251
Adjustments:			
— Convertible debentures			
Additional borrowing costs capitalised	(i)	**(7)**	(7)
— Pre-operating expenses	(ii)	**3**	—
— Revaluation of land use rights	(iii)	**186**	191
— General borrowing costs capitalised	(iv)	**(235)**	(67)
— Deferred tax	(vii)	**(114)**	(39)
Total equity attributable to equity shareholders of the Company under PRC GAAP		**29,834**	11,329

Notes:

(i) The amounts represent the different treatments on transaction costs and discount on convertible debentures between the IFRSs and the PRC GAAP.

(ii) Pre-operating expenses are expensed when incurred under IFRSs. However, in the PRC financial statements, pre-operating expenses are capitalised in long-term deferred expenses before the commencement of operation and will be charged to expense in the month when operation commence.

(iii) Under the PRC GAAP, land use rights are carried at revalued amount. Land use rights are carried at historical cost base under IFRSs. Accordingly, the surplus on the revaluation of land use rights net of deferred tax asset was reversed from shareholders' equity in the financial statements prepared under IFRSs.

(iv) Under IFRSs, borrowing costs are capitalised as the cost of qualifying assets if they fulfilled the criteria for capitalisation, no matter they are specific borrowings or other borrowings. Under the PRC GAAP, only specific borrowing costs with certain conditions fulfilled can be capitalised, while other borrowing costs are recognised as expenses when incurred.

(v) Under IFRSs, the write off of long outstanding accounts payable is recognised in the income statement. Under the PRC GAAP, the write off of long outstanding accounts payable is credited to capital reserve.

(vi) Under IFRSs, the receipt of government grant is recognised as an income in the income statement. Under the PRC GAAP, receipt of government grant is credited to capital reserve.

(vii) Under IFRSs, deferred tax assets and liabilities are provided in accordance with balance sheet liability method at the tax rate of 33%.

A PREPARED IN ACCORDANCE WITH PRC ACCOUNTING RULES AND REGULATIONS

	2006	2005	2004	2003	2002
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*
Principal operating revenue	**54,596**	26,488	23,228	14,521	10,771
Net profit	**6,845**	2,079	1,776	1,433	595
Total assets	**58,430**	14,290	15,343	15,012	12,425
Total liabilities	**(28,596)**	(2,961)	(5,209)	(6,064)	(4,620)
Net assets	**29,834**	11,329	10,134	8,948	7,805

B PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS

	2006	2005	2004	2003	2002
	Rmb million	*Rmb million*	*Rmb million*	*Rmb million*	*Rmb million*
Turnover	**54,596**	26,488	23,228	14,521	10,771
Profit attributable to equity shareholders of the Company	**7,094**	2,117	1,798	1,433	598
Non-current assets	**46,942**	9,671	7,966	7,970	6,776
Current assets	**11,994**	4,553	6,934	6,875	5,517
Current liabilities	**(17,522)**	(2,369)	(3,633)	(4,132)	(3,147)
Net current (liabilities)/assets	**(5,528)**	2,184	3,301	2,743	2,370
Total assets less current liabilities	**41,414**	11,855	11,267	10,713	9,146
Non-current liabilities	**(11,413)**	(604)	(1,245)	(1,898)	(1,472)
Net assets	**30,001**	11,251	10,022	8,815	7,674

Note: Turnover was stated as the amount before deducting sales related taxes.

Angang Steel Company Limited
31 December 2006 and 1 January 2007
Reconciliation statement of the differences in shareholders' fund between the new and old accounting standards
Review Report

All shareholders of Angang Steel Company Limited ("the Company"):

We have reviewed the attached reconciliation statement of differences in shareholders' funds between the new and old accounting standards of the Company as at 31 December 2006 and 1 January 2007 (the "reconciliation statement of differences"). It is the responsibility of the Company's management to prepare the reconciliation statement of differences in accordance with the basis of preparation set out in note 2 to the reconciliation statement of differences. Our responsibility is to issue a review report on the reconciliation statement of differences based on our review.

According to relevant requirements of the "Notice on the Proper Disclosure of Financial and Accounting Information in Relation to the New Accounting Standards" (Zheng Jian Fa [2006] No. 136), we conducted our review by reference to the Standard on Review Engagements for Certified Public Accountants No. 2101 - Engagement to Review Financial Statements. The standard requires that we plan and perform the review to obtain limited assurance about whether the reconciliation statement of differences is free from material misstatement. A review is limited largely to making enquiries of relevant personnel of the Company about the accounting policies and all the important assumptions underlying the reconciliation statement of differences, obtaining an understanding of the calculation of the reconciled amounts in the reconciliation statement of differences, reading the reconciliation statement of differences to determine whether the basis of preparation has been properly followed and performing analytical procedures as and when necessary. A review provides a lower level of assurance than an audit. We have not conducted an audit and accordingly, we do not express an audit opinion.

On the basis of our review, we are not aware of any issues which cause us to believe that the above reconciliation statement of differences has not been prepared, in all material respects, in accordance with the basis of preparation set out in note 2 to the reconciliation statement of differences.

KPMG Huazhen

Certified Public Accountants
Registered in the People's Republic of China

Zhang Li

Yang Ming

Beijing, The People's Republic of China

10 April 2007

Reconciliation statement of differences in shareholders' funds between the new and old accounting standards

(Unit: Rmb million)

	Note	**Amount**
Shareholders' funds as at 31 December 2006 (old accounting standards)	3(1)	29,840
Adjustments:		
1. Capitalisation of general borrowing costs	3(2)	235
2. Income tax	3(3)	54
Shareholders' funds as at 1 January 2007 (new accounting standards)	4	30,129

Approved by the Board of Directors on 10 April 2007.

Zhang Xiaogang
Chairman

Ma Lianyong
Chief Accountant

Notes:

1. Purpose of preparation

Commencing from 1 January 2007, the Company has adopted the Accounting Standards for Business Enterprises ("New Accounting Standards") promulgated by the Ministry of Finance ("MOF") in 2006. To analyse and disclose the impact of adopting the New Accounting Standards on the Company's financial position, the China Securities Regulatory Commission issued the "Notice on the Proper Disclosure of Financial and Accounting Information in Relation to the New Accounting Standards" (Zheng Jian Fa [2006] No. 136) ("Notice") in November 2006 under which the Company is required to disclose the reconciliation of major differences in the "Supplementary Information" section of the annual financial report for 2006 in the form of reconciliation statement of differences in shareholders' funds between the new and old accounting standards ("reconciliation statement of differences") in accordance with relevant requirements of the Accounting Standard for Business Enterprises No. 38 - First time adoption of Accounting Standards for Business Enterprises ("ASBE 38") and the Notice.

Reconciliation statement of differences in shareholders' funds between the new and old accounting standards *(Continued)*

Notes: (continued)

2. Basis of preparation

After adopting New Accounting Standards, the Company should reassess the scope of consolidation in accordance with the requirements of the Accounting Standard for Business Enterprises No. 33 - Consolidated Financial Statements ("ASBE 33"). According to ASBE 33, jointly controlled entities are not included in the scope of consolidation; therefore, the Company's shares of equity of jointly controlled entities should be recorded in the Company's financial statements based on equity method in accordance with the Accounting Standard for Business Enterprises No. 2 - Long-term Equity Investment ("ASBE 2").

As the Company does not have any subsidiary, the Company's shares of equity of jointly controlled entities and associates should be recorded in the Company's financial statements based on equity method in accordance with ASBE 2.

Starting from the effective date of New Accounting Standards on 1 January 2007, the Company is not required to prepare consolidated financial statements. Therefore, the reconciliation statement of differences in shareholders' funds between the new and old accounting standards is prepared based on the financial statements of the Company for the year ended 31 December 2006.

The Company has issued H shares and prepared financial statements in accordance with the PRC Accounting Rules and Regulations and the International Financial Reporting Standards ("IFRS") in previous years. As required by the "Opinion of the Expert Team on the Implementation of the Accounting Standards for Business Enterprises" ("Opinion"), on the date of first adoption, the following retrospective adjustments have been made to items relevant to the changes in accounting policies arising from the implementation of New Accounting Standards.

For the principles of the New Accounting Standards which are different from the old accounting standards, if the Company had already adopted the principles of the New Accounting Standards in the preparation of financial statements under IFRS for the previous years, retrospective adjustments will be made to the changes in accounting policies arising from the implementation of New Accounting Standards based on the information relied upon by the Company in preparing the financial statements under IFRS for the previous years.

Apart from the retrospective adjustments which are required by the Opinion as stated above, the Company has also made retrospective adjustments to other items in accordance with Art. 5 to Art.19 of ASBE 38.

This reconciliation statement of differences has been prepared in accordance with the principle of retrospective adjustment as stated above, the characteristics and actual situation of the Company and the principle of materiality on the basis of the financial statements of 2006. References have been made to the Notice in respect of the presentation and disclosure of information in the reconciliation statement of differences.

Reconciliation statement of differences in shareholders' funds between the new and old accounting standards *(Continued)*

Notes: (continued)

3. Descriptions of key items

(1) The figures of shareholders' funds as at 31 December 2006 (under the old Accounting Standards) are extracted from the Company's financial statements for the year ended 31 December 2006 prepared under the old Accounting Standards. These financial statements were audited by KPMG Huazhen, which issued an auditors' report with unqualified opinion on 10 April 2007. The basis of presentation and the significant accounting policies of these financial statements are set out in the Company's 2006 financial statements.

This reconciliation statement of differences and its notes should be read in conjunction with the 2006 financial statements.

(2) Capitalisation of general borrowing costs

According to the information about capitalisation of general borrowing costs in the Company's financial statements prepared under IFRS in previous years, the Company increased construction in progress, fixed assets, accumulated depreciation as well as retained earnings by RMB 121 million, RMB 131 million, RMB 17 million and RMB 235 million, respectively, upon its first adoption of the New Accounting Standards on 1 January 2007.

(3) Income tax

In accordance with the relevant requirements of the Accounting Standard for Business Enterprises No. 18 - Income Tax ("ASBE 18"), as a result of its first time adoption of the New Accounting Standards on 1 January 2007, The Company increased deferred tax assets and deferred tax liabilities as well as retained earnings by RMB 132 million, RMB 78 million and RMB 54 million, respectively.

4. Important Notes

The Company commenced adoption of the New Accounting Standards on 1 January 2007, and is in the process of making an assessment of its impact on the Company's financial position, operating results, and cash flows. After giving careful consideration to this and the further briefing on the New Accounting Standards by the MOF, the Company may adjust related accounting policies or significant perception applied in the preparation of the reconciliation statement of differences, while preparing the 2007 financial statements. This will, in turn, cause a difference between the shareholders' funds (under the New Accounting Standards) as at 1 January 2007 as stated in the reconciliation statement of differences and the respective figures as presented in the 2007 financial statements.

INCORPORATION OF THE COMPANY

Date: 8 May 1997

Place: 396 Nan Zhong Hua Road, Tie Dong District, Anshan City, Liaoning Province, the PRC

BUSINESS ADDRESS OF THE COMPANY IN HONG KONG

23rd Floor, Entertainment Building, 30 Queen's Road, Central, Hong Kong

REGISTRATION NUMBER OF LEGAL PERSON BUSINESS LICENCE HELD BY THE COMPANY

Qi Gu Liao Zong Zi No. 000344

TAXATION REGISTRATION NUMBER

210302242669479

AUDITORS

Name of the international auditors:	KPMG
Place of Business:	8th Floor, Prince's Building, 10 Chater Road, Central, Hong Kong
Name of the PRC auditors:	KPMG Huazhen
Place of Business:	8/F, Office Tower E2, Oriental Plaza, Beijing

1. Financial statements of the Company signed by the Legal Representative, Chief Accountant and Head of the Accounting Department of the Company;

2. Original of the auditors' report of the Company sealed by the accountants and signed by certified public accountants;

3. Originals of all documents and manuscripts of announcements disclosed by the Company in the China Securities Journal and the Securities Times in 2006;

4. Annual report of the Company submitted to the Stock Exchange.

The above documents are available for inspection at the secretarial office of the Board of Directors, Angang Steel Company Limited situated at No. 1 Qianshan Road West, Qianshan District, Anshan City, Liaoning Province.

Note: This report is published in both Chinese and English. The Chinese version shall prevail in case of any inconsistency between the two versions.

Angang Steel Company Limited
The Board of Directors

10 April 2007

1. 載有本公司法定代表人、主管會計工作負責人、會計主管人員簽字並蓋章的會計報表；

2. 載有會計師事務所蓋章、註冊會計師簽字並蓋章的審計報告原件；

3. 二零零六年在《中國證券報》、《證券時報》公開披露過的所有本公司文件的正本及公告的原稿；

4. 在香港證券市場本公司的年度報告。

以上備查文件放置地點：鞍鋼股份有限公司董事會秘書室，地址：遼寧省鞍山市千山區千山西路1號。

註：本報告分別以中英文編制，在對中英文本的理解上發生歧義時，以中文文本為準。

鞍鋼股份有限公司
董事會

二零零七年四月十日

本公司首次註冊登記：

日期	：	1997年5月8日
地點	：	遼寧省鞍山市鐵東區南中華路396號

本公司在香港營業地址：

香港中環皇后大道30號娛樂行23樓

企業法人營業執照註冊號：

企股遼總字第000344號

稅務登記號碼：

210302242669479

審計師：

境外會計師事務所名稱	：	畢馬威會計師事務所
辦公地點	：	香港遮打道10號太子大廈8樓
境內會計師事務所名稱	：	畢馬威華振會計師事務所
辦公地點	：	北京東方廣場東二座辦公樓8層

新舊會計準則股東權益差異調節表(續)

附註(續)

3. 重要項目說明

(1) 2006年12月31日股東權益(舊會計準則)的金額取自本公司按照舊會計準則編制的2006年度財務報表。該財務報表已經畢馬威華振會計師事務所審計,並於2007年4月10日出具了無保留意見審計報告。該財務報表的編制基礎和主要會計政策參見本公司2006年度財務報表。

本差異調節表及其附註應與2006年度財務報告一併閱讀。

(2) 一般借款利息資本化

根據本公司以前年度按國際財務報告準則編制財務報表中關於一般借款利息資本化的信息,本公司於2007年1月1日首次執行新會計準則時增加在建工程人民幣121百萬元和固定資產人民幣131百萬元,增加累計折舊人民幣17百萬元,資產原值抵減累計折舊後淨調增留存收益人民幣235百萬元。

(3) 所得税

根據《企業會計準則第18號－所得税》的有關規定,本公司於2007年1月1日首次執行新會計準則時增加遞延所得税資產人民幣132百萬元、遞延所得税負債人民幣78百萬元,資產抵減負債後淨調增留存收益人民幣54百萬元。

4. 重要提示

本公司於2007年1月1日起開始執行新會計準則,目前本公司正在評價執行新會計準則對本公司財務狀況、經營成果和現金流量所產生的影響,在對其進行慎重考慮或參照財政部對新會計準則的進一步講解後,本公司在編制2007年度財務報告時可能對編制差異調節表時所採用相關會計政策或重要認定進行調整,從而可能導致差異調節表中列報的2007年1月1日股東權益(新會計準則)與2007年度財務報告中列報的相應數據之間存在差異。

新舊會計準則股東權益差異調節表(續)

附註(續)

2. 編制基礎

新會計準則實施後，本公司需根據《企業會計準則第33號 - 合併財務報表》(以下簡稱「《新會計準則第33號》」)中所規定按是否取得另一被投資企業的控制權去重新評估合併財務報表的合併範圍。根據《新會計準則第33號》，合營公司並不包括在合併財務報表的合併範圍內，因此，本公司於合營公司的權益需按照《企業會計準則第2號 -長期股權投資》(以下簡稱「《新會計準則第2號》」)中所規定的權益法於本公司財務報表內核算。

因本公司並沒有任何子公司，本公司於合營公司及聯營公司的權益需按照《新會計準則第2號》中所規定的權益法於本公司財務報表內核算。

隨著新會計準則於2007年1月1日生效，本公司不需要編制合併財務報表，因此，本新舊會計準則股東權益差異調節表是以2006年本公司的財務報表為編制基礎。

本公司已發行H股，以前年度同時按照國內會計準則及國際財務報告準則對外提供財務報告。根據《企業會計準則實施問題專家工作組意見》(以下簡稱「《意見》」)要求，本公司在首次執行日對執行新會計準則引起的會計政策變更所涉及的有關項目，進行了下段追溯調整。

對於新會計準則規定的與舊會計準則不同的原則，如果本公司在以前年度按國際財務報告準則編制財務報表時已採用了新會計準則規定的原則，則本公司會依據以前年度按國際財務報告準則編制財務報表時所依據的信息，對新會計準則引起的會計政策變更進行追溯調整。

除上段《意見》要求的追溯調整外，本公司根據《新會計準則第38號》第五條至十九條規定，對其他項目進行了追溯調整。

本公司按照上述追溯調整原則，結合本公司的自身特點和具體情況，以2006年度本公司的財務報表為基礎，並依據重要性原則編制差異調節表。該表的列報和披露參考了《通知》中的有關要求。

新舊會計準則股東權益差異調節表

(金額單位：人民幣百萬元)

		附註	金額
2006年12月31日股東權益(舊會計準則)		3(1)	29,840
調整：			
1	一般借款利息資本化	3(2)	235
2	所得稅	3(3)	54
2007年1月1日股東權益(新會計準則)		4	30,129

此新舊會計準則股東權益差異調節表已於二零零七年四月十日獲董事會批准。

張曉剛	馬連勇
董事長	總會計師

附註

1. **編制目的**

本公司於2007年1月1日起開始執行財政部於2006年頒佈的企業會計準則(以下簡稱「新會計準則」)。為分析並披露執行新會計準則對上市公司財務狀況的影響，中國證券監督管理委員會於2006年11月頒佈了《關於做好與新會計準則相關財務會計信息披露工作的通知》(證監發[2006]136號)(以下簡稱「《通知》」)，要求公司按照《企業會計準則第38號—首次執行企業會計準則》(以下簡稱「《新會計準則第38號》」)和《通知》的有關規定，在2006年度財務報告的「補充資料」部分以新舊會計準則股東權益差異調節表(以下簡稱「差異調節表」)的方式披露重大差異的調節過程。

鞍鋼股份有限公司
2006年12月31日及2007年1月1日
新舊會計準則股東權益差異調節表
審閱報告

鞍鋼股份有限公司全體股東：

我們審閱了後附的鞍鋼股份有限公司(以下簡稱「貴公司」)2006年12月31日及2007年1月1日新舊會計準則股東權益差異調節表(以下簡稱「差異調節表」)。按照差異調節表附註2所述的編制基礎編制差異調節表是貴公司管理層的責任，我們的責任是在實施審閱工作的基礎上對差異調節表出具審閱報告。

根據《關於做好與新會計準則相關財務會計信息披露工作的通知》(證監發[2006]136號)的有關規定，我們參照《中國註冊會計師審閱準則第2101號－財務報表審閱》的規定執行了本項審閱業務。該準則要求我們計劃和實施審閱工作，以對差異調節表是否不存在重大錯報獲取有限保證。審閱主要限於詢問公司有關人員差異調節表相關會計政策和所有重要的認定、了解差異調節表中調節金額的計算過程、閱讀差異調節表以考慮是否遵循指明的編制基礎以及在必要時實施分析程序，審閱工作提供的保證程度低於審計。我們沒有實施審計，因而不發表審計意見。

根據我們的審閱，我們沒有注意到任何事項使我們相信上述差異調節表在重大方面沒有按照差異調節表附註2所述的編制基礎編制。

畢馬威華振會計師事務所	中國註冊會計師
中國北京	張力
	楊明
	二零零七年四月十日

A 根據中國會計準則及制度編制

	2006 **人民幣百萬元**	2005 人民幣百萬元	2004 人民幣百萬元	2003 人民幣百萬元	2002 人民幣百萬元
主要營業收入	**54,596**	26,488	23,228	14,521	10,771
淨利潤	**6,845**	2,079	1,776	1,433	595
總資產	**58,430**	14,290	15,343	15,012	12,425
總負債	**(28,596)**	(2,961)	(5,209)	(6,064)	(4,620)
淨資產	**29,834**	11,329	10,134	8,948	7,805

B 根據《國際財務報告準則》編制

	2006 **人民幣百萬元**	2005 人民幣百萬元	2004 人民幣百萬元	2003 人民幣百萬元	2002 人民幣百萬元
收入	**54,596**	26,488	23,228	14,521	10,771
本公司股東應佔利潤	**7,094**	2,117	1,798	1,433	598
非流動資產	**46,942**	9,671	7,966	7,970	6,776
流動資產	**11,994**	4,553	6,934	6,875	5,517
流動負債	**(17,522)**	(2,369)	(3,633)	(4,132)	(3,147)
淨流動(負債)/資產	**(5,528)**	2,184	3,301	2,743	2,370
總資產減流動負債	**41,414**	11,855	11,267	10,713	9,146
非流動負債	**(11,413)**	(604)	(1,245)	(1,898)	(1,472)
淨資產	**30,001**	11,251	10,022	8,815	7,674

註釋:營業額中的數目未扣減銷售有關稅金。

按《國際財務報告準則》和按中國會計準則及制度編制的財務報表的差異

	註釋	2006 **人民幣百萬元**	2005 人民幣百萬元
按《國際財務報告準則》編制的本公司股東應佔利潤		**7,094**	2,117
調整：			
— 開辦費用	(ii)	**3**	—
— 重估土地使用權	(iii)	**(5)**	(5)
— 一般借貸成本資本化	(iv)	**(168)**	(45)
— 沖銷無法支付應付款項	(v)	**(1)**	(4)
— 政府獎勵	(vi)	**(3)**	—
— 遞延税項	(vii)	**(75)**	16
按中國會計準則及制度編制的本公司股東應佔利潤		**6,845**	2,079
按《國際財務報告準則》編制的本公司股東應佔權益		**30,001**	11,251
調整：			
— 可轉換債券附加資本化借貸成本	(i)	**(7)**	(7)
— 開辦費用	(ii)	**3**	—
— 重估土地使用權	(iii)	**186**	191
— 一般借貸成本資本化	(iv)	**(235)**	(67)
— 遞延税項	(vii)	**(114)**	(39)
按中國會計準則及制度編制的本公司股東應佔權益		**29,834**	11,329

註：

(i) 該數額代表按《國際財務報告準則》及按中國會計準則及制度編制的財務報表對交易成本及可轉換債券貼現的不同處理。

(ii) 根據《國際財務報告準則》，開辦費用在產生時列支。然而，在中國財務報表內，開辦費用在開始生產經營前在長期待攤費用中歸集，在開始生產經營當月一次計入當期費用。

(iii) 根據中國會計準則及制度，土地使用權可以以重估值入賬。而根據《國際財務報告準則》，土地使用權需以歷史成本為基準入賬。因此，在按照《國際財務報告準則》編制的報表中，土地使用權重估盈餘在扣除遞延税項資產後從股東權益中轉回。

(iv) 根據《國際財務報告準則》，不論是專門借款或是其他借款，只要滿足規定的條件，借款成本均可以資本化為符合條件的資產的成本。根據中國會計準則及制度，只有專門借款的成本在滿足一定條件時才可以資本化，其他借款的成本則在發生時確認為當期費用。

(v) 根據《國際財務報告準則》，無法支付的應付款項反映在當期利潤表內。根據中國會計準則及制度，無法支付的應付款項應計入資本公積。

(vi) 根據《國際財務報告準則》，政府獎勵在利潤表內確認為收益。根據中國會計準則及制度，政府獎勵計入資本公積。

(vii) 根據《國際財務報告準則》，按納税影響會計法確認所得税費用，並按33% 的税率確定了遞延税項資產與負債。

38 已發佈但於2006年12月31日止會計年度還未生效的修訂、新準則及新詮釋

直至本財務報告的公佈日止，國準會已經發佈了一些修訂、新準則及新詮釋。它們於截至2006年12月31日止的會計年度還未生效，也沒有在本財務報表中採用。

在這些新要求中，以下可能與本集團的經營及財務報表有關：

		由以下會計時期起或之後開始生效
《國際財務報告準則》第7號	金融工具：披露	2007年1月1日
《國際會計準則》第1號修訂	財務報表的列報：資本披露	2007年1月1日

本集團正在評估這些修訂、新準則及新詮釋在初始應用期間的預計影響。至目前為止，採納這些修訂、新準則及新詮釋不大可能會對本集團的經營業績及財政狀況構成重大的影響。

39 母公司及最終控股公司

本公司的董事認為於2006年12月31日，鞍鋼集團(一間在中國成立的國有企業)乃本公司之母公司及最終控股公司。

37 會計估計及判斷(續)

(a) 長期資產的減值

如果有跡象顯示長期資產的淨賬面值不能收回，則資產可能已「減值」，並需按《國際會計準則》第36號的規定確認減值虧損。長期資產的賬面值會被定期審閱以確定其可收回數額是否已低於賬面值。當有事件或情況的改變顯示資產的賬面值可能不可收回，則會作出減值測試。若減值出現，其賬面值將被減至其可收回數額。可收回數額是淨售價與使用價值兩者中的較高額。由於不容易取得報價的市場價格，本集團很難準確估計資產的售價。在確定使用價值時，資產所產生的預計現金流將折現其現值，當中需要對銷售額、銷售價格及經營成本作出重大判斷。本集團將用所有可取得的資料對可收回數額作出合理的估計，當中包括按合理可支持的假設為基準的估計及對預期的銷售額、銷售價格及經營成本的估計。

(b) 折舊

物業、機械裝置及設備是按其預計可用年限，經計及其估計剩餘價值後以直線法計算其折舊。本集團定期審閱資產的預計可用年限以確定報告期內的折舊費用。可用年限是按本集團以往的經驗，並考慮已進行的升級和改善工作及預期的技術改變後所估計的。將來期間的折舊費用會因以前估計的重大改變而作出調整。

(c) 存貨準備

如註釋2(i)所解釋，除備品備件、工具及輔助材料外，本集團的存貨按成本及可變現淨值之較低者計價列賬。備品備件、工具及輔助材料按成本扣除陳舊準備列賬。在估計銷售價格、銷售所需費用及在產品完工所需成本或未來維修保養之用途時，本集團乃根據近期經驗及存貨之性質作出估計。這些估計可能存在不能確定之因素。

36 結算日後不修訂事項

(i) 董事會於資產負債表日後提議派發末期股利(見註釋9)。

(ii) 《中華人民共和國企業所得税法》(以下簡稱「新税法」)已由中華人民共和國第十屆全國人民代表大會第五次會議於2007年3月16日通過,自2008年1月1日起執行。根據新税法規定,本公司及合營公司適用的所得税税率將自2008年1月1日起統一為25%。本公司的若干合營公司目前享受「兩免三減半」的優惠政策或因註冊於高新技術開發區而享受優惠税率。其所得税優惠税率預計將在5年內逐步過渡到25%的標準税率,但是新税法沒有詳細説明現行優惠税率如何逐步過渡到25%標準税率。因此,本集團不能估計新税法對其遞延税項資產及負債的預期財務影響。預期財務影響(如有),將會反映在本集團2007年的財務報告。新税法的制定並不預期會對當年發生的資產負債表中應交税金產生任何財務影響。

(iii) 於2007年4月10日,本公司董事會通過了《關於鞍鋼股份有限公司2007年配股方案的議案》,公司擬採取向全體股東按每10股配約2股至3股的比例進行配股,並將募集資金作為投資建設鮁魚圈項目的部份投資款。此項議案尚待股東大會和相關政府或監管機構批准。

37 會計估計及判斷

本集團的財務狀況和經營結果很容易受編製財務報表時所採用的會計方法、假設和估計所影響。本集團對這些假設和估計是基於以往的經驗及各種其他假設,而本集團亦相信這是合理的。本集團亦按這些假設和估計為基準,對一些不明顯地能從其他來源確定的事項作出判斷。管理層會不斷評估這些估計。實際結果可能因事實、情況和條件的改變與估計金額有異。

當審閱財務報表時,應考慮重大會計政策的選擇,判斷和其他不確定性將影響這些政策的應用及匯報的結果將受條件和假設的改變的敏感性。主要會計政策已列示於註釋2。本集團相信下列重大會計政策於編製財務報表時涉及最主要的判斷和估計。

35 金融工具(續)

(b) 流動性風險

應收同系子公司款

應收同系子公司款的詳情載於註釋33。

本集團內的個別營運實體須負責本身的現金管理工作，包括現金盈餘的短期投資和籌借貸款以應付預計現金需求(如果借款額超過某些預設授權上限時，需尋求該個別公司董事會的批核)。本集團的政策是定期監察當時和預計的流動資金需求，以及是否符合借款契約的規定，以確保維持充裕的現金儲備，同時獲得大型金融機構承諾提供足夠的備用資金，以滿足短期和較長期的流動資金需求。

(c) 利率風險

銀行貸款的利率載於註釋24。

(d) 外匯風險

由於本集團在銷售和採購生產用原材料方面主要是以人民幣進行交易，因此，本集團並無交易方面的重大外幣風險。可是，由於以外幣進行的出口銷售比重日漸增加，外幣兌換人民幣匯率的貶值或升值將影響本集團的經營業績。

(e) 公允價值

現金、銀行存款、應收賬款及其他應收款、應付賬款及其他應付款、應付最終控股公司款，以及應收/付同系子公司款的公允價值，與它們的賬面值並無重大差異。

本集團銀行貸款以相若金融工具的現行市場利率貼現現金流量估計的公允價值，與其賬面值接近。

對公允價值的估計是在一個特定時間按相關的市場訊息及有關金融工具的資料作出。由於這些估計屬於主觀性質，並涉及主要判斷的不肯定因素和事項，故不能準確地釐定。如所用的假設出現變動，便可能大大影響這些估計。

33 關連人士交易(續)

(E) 與主要管理人員的交易

主要管理人員的酬金，包括在註釋8中披露之董事及監事的酬金，如下：

	2006 人民幣百萬元	2005 人民幣百萬元
董事及監事袍金	**0.31**	0.30
薪金、津貼及其他福利	**3.87**	2.46
退休計劃供款	**0.62**	0.48
	4.80	3.24

總酬金包括在「員工費用」之內(*註釋6(b)*)。

34 退休福利及其他員工福利

根據當地勞動機構的規定，本公司及其合營公司須分別按照每月工資總額的20%(2005：22.5%)及19%-27%(2005：19%)向職工退休金計劃作出供款。

本集團全體員工在退休時均有權從這些計劃取得退休金。本集團除供款外，並不需要就支付退休福利承擔其他重大責任。

35 金融工具

本集團於日常業務過程中將面對信貸、流動性、利率及外匯風險。本集團通過財務管理政策及應用去規避上述風險，詳情如下：

(a) 信貸風險

銀行存款及現金

本集團大部分現金均存放於中國的金融機構。

應收賬款及其他應收款

本集團要求大部分的客戶在付運貨物前以現金或票據預付全數貨款。應收帳款在寄發賬單後90日到期。對於到期日後一個月內仍未進行結算的債務人，在其付清全部款項前不允許其發生新的賒賬行為。本集團持續對客戶的財務狀況進行信貸評核，並一般不會要求客戶就應收賬款提供抵押。

33 關連人士交易(續)

(D) 與中國境內其他國家控制企業的交易

本集團的生產經營處於中國政府直接或間接通過其職能部門、代理機構、附屬機構和其他組織(「國家控制企業」)所掌控的經濟體制下。

除了以上披露的交易之外,本集團與其他國家控制企業進行的商業活動包括但不限於下列各項:

- 買賣貨品、物業和其他資產;
- 及貨幣存款及貸款。

上述交易遵守本集團提倡業務過程中的例行程序,該程序與非國家控制企業進行交易時所遵守的程序相似。本集團已經建立了與買賣貨品、接受及提供服務相關的採購、定價策略及審批流程。此類流程不因交易方是否為國家控制企業而發生變化。

考慮到關聯方關係、本集團的定價策略、購買和審批流程對交易的潛在影響、以及瞭解關聯方關係對財務報表潛在影響所需的信息,董事會認為下列與其他國家控制企業的交易須作披露:

(i) 與其他國家控制企業的交易(包括在中國境內的國有銀行)

	2006 **人民幣百萬元**	2005 人民幣百萬元
銷售	**17,670**	11,425
採購	**6,847**	715
定額供款計劃供款	**344**	49

(ii) 與其他國家控制企業的往來餘額(包括在中國境內的國有銀行)

	2006 **人民幣百萬元**	2005 人民幣百萬元
應收賬款	186	81
應付賬款	67	2
短期銀行借款	6,884	758
長期銀行借款	5,368	604
銀行存款	248	141

33 關連人士交易(續)

(A) 與鞍山鋼鐵集團的重大交易(續)

(iii) 應付最終控股公司款

應付最終控股公司款主要為應付的支持性服務費用及長期應付最終控股公司款的計提利息。

應付最終控股公司款屬無抵押、免息及沒有固定還款期。

(iv) 應收/付同系子公司款

應收/付同系子公司款主要是指採購原材料及其他服務的預付款及應付款。本公司就銷售製成品收取預付款。

應收/付同系子公司款屬無抵押、免息及沒有固定還款期。

(v) 長期應付最終控股公司款

長期應付最終控股公司款是指收購新鋼鐵公司100%股權的遞延現金付款(見註釋31)。

(vi) 收購新鋼鐵公司及原材料和服務供應協議

於2004年12月29日,本公司與鞍鋼集團訂立一份新原材料與服務供應協議(「新協議」)。該協議已於收購新鋼鐵公司完成日生效並取代原有之原材料和服務供應協議。新協議之定價條款無重大修改。

收購新鋼鐵公司已於2006年1月完成。

(B) 與鞍蒂大連的重大交易

(i) 本公司按市場價格銷售人民幣1,449百萬元(2005:人民幣1,607百萬元)的製成品予鞍蒂大連以作加工用途。

(ii) 本公司將持有的鞍蒂大連的股權抵押給銀行,作為鞍蒂大連履行銀團貸款協議項下義務的擔保。

如果鞍蒂大連資金不足使鍍鋅鋼板廠的興建工程不能完成,或沒有足夠資金供其運營所需或償還貸款,本公司將向鞍蒂大連提供資金支援,其最高義務限額為800萬美元,且自銀團貸款第10個本金償還日後,減至 400萬美元。

(C) 與其他關連人士的重大交易

鞍蒂大連按照與獨立第三方相似的條件與定價原則向德國蒂森克虜伯鋼鐵公司(「德國蒂森」)(鞍蒂公司的合營方)採購原料及銷售產品。二零零六年內銷售產品及採購原料總額分別為人民幣70百萬元(2005:人民幣288百萬元)及人民幣55百萬元(2005:人民幣45百萬元)。其中,產品銷售收入人民幣35百萬元及採購成本人民幣28百萬元(2005:人民幣144百萬元及人民幣23百萬元)已分別列入本集團綜合財務報表中的營業額及銷售成本。

33 關連人士交易*(續)*

(A) 與鞍山鋼鐵集團的重大交易*(續)*

(i) 本公司與鞍山鋼鐵集團(2005年度比較數字包含新鋼鐵公司)在日常業務過程中所進行的重大交易如下:*(續)*

註釋:

(a) 本公司以獨立客戶上一個月的平均銷售價格或市場價格將製成品和退回廢料售予鞍山鋼鐵集團,以供其自用。

(b) 本公司向鞍山鋼鐵集團以國家定價、生產成本加5%或市場價格提供綜合性服務,包括:煤氣、電、蒸汽及運輸服務等。

(c) 本公司向鞍山鋼鐵集團採購原材料,採購價格每半年調整一次。採購價格主要以不高於前一半年度原材料進口平均報價加上運費,或本公司向獨立第三方採購平均價加上工序成本加10%(如適用)計算。

(d) 本公司向鞍山鋼鐵集團採購輔助材料及備品備件,採購價格以不高於鞍山鋼鐵集團上一個月報予獨立第三方的平均售價計算。

(e) 本公司主要按國家定價向鞍山鋼鐵集團購買電力 。

(f) 鞍山鋼鐵集團向本公司提供支持性服務,包括鐵路與公路運輸服務;代理進口原材料、機器、備品備件及輔助材料;國內銷售及出口產品代理服務;設備檢修服務;設計和工程服務;工程項目代理及管理服務及職業支持等各項服務。服務費按國家定價、市場價格、定率佣金計算或不用支付費用。

(g) 鞍山鋼鐵集團以國家定價為本公司提供貨幣存款、資金結算業務、貸款及貼現等金融服務。

於2006年12月31日的存款餘額為人民幣1,449百萬元(2005:人民幣421百萬元)。

收購新鋼鐵公司之延遲現金付款以中國人民銀行公佈的同期貸款利率計算利息(註釋31)。

(h) 本公司按向獨立客戶收取的平均價格,向鞍山鋼鐵集團提供帶料加工服務。

(ii) 銀行貸款

於2006年12月31日,貸款金額共計人民幣4,003百萬元(2005:人民幣900百萬元),由鞍鋼集團提供擔保。

32 承擔(續)

(b) 於2002年10月，本公司的合營企業鞍蒂大連為興建生產線訂立貸款協議，取得一筆為數人民幣1,080百萬元的長期貸款(「銀團貸款」)。該筆銀團貸款以鞍蒂大連於2006年12月31日帳面值為人民幣1,099百萬元(2005：人民幣1,122百萬元)的土地使用權、在建工程、物業、廠房及設備及應收賬款作抵押。

根據貸款協議，本公司以其持有的鞍蒂大連50%股權作為鞍蒂大連履行銀團貸款項下義務的擔保。

根據2002年10月22日本公司的資金支援協議，如果鞍蒂大連資金不足致使鞍蒂大連的興建不能完成、或鞍蒂大連在興建工程竣工後沒有足夠資金供其運營所需或償還貸款，本公司需向鞍蒂大連提供資金。承擔金額以8百萬美元為限，在第十期償還期過後，將降至4百萬美元。

33 關連人士交易

本集團於年內與鞍鋼瀋陽(聯營公司及鞍鋼集團的子公司)和鞍鋼集團(最終控股公司)及其業務單位(合稱「鞍山鋼鐵集團」，二零零五年包含新鋼鐵公司)進行的重大交易概要如下：

(A) 與鞍山鋼鐵集團的重大交易

(i) 本公司與鞍山鋼鐵集團(二零零五年度包含新鋼鐵公司)在日常業務過程中所進行的重大交易如下：

	註釋	**2006** **人民幣百萬元**	2005 人民幣百萬元
銷售製成品(未扣減銷售有關稅金)	(a)	**1,885**	2,201
銷售廢料(未扣減銷售有關稅金)	(a)	**150**	767
提供燃料及動力所收的費用	(b)	**394**	—
採購原材料	(c)	**11,184**	18,410
採購輔料及備品備件	(d)	**1,493**	160
能源動力供應	(e)	**1,031**	359
已付福利及其他支持服務費用	(f)	**4,589**	512
利息收入	(g)	**5**	4
利息支出	(g)	**94**	—
帶料加工服務 (未扣減銷售有關稅金)	(h)	**—**	91

31 收購新鋼鐵公司(續)

新鋼鐵公司將所有資產及負債於2006年1月收購完成時轉入本公司，而新鋼鐵公司亦立即申請註銷。因此，新鋼鐵公司2006年度的經營利潤已包含在本公司的財務報表上。

上述收購資產與負債的確認價值經中資資產評估有限公司，一家獨立的評估事務所，其專業資格已被中國證券監督管理委員會確認，以2005年6月30日為基準日，按重置成本法計算的評估值為基礎，並根據收購協議進行適當的對價調整後確定。調整事項主要反映了新鋼鐵公司2005年下半年的經營成果。

32 承擔

(a) 本集團在2006年12月31日未償付而又未在財務報表內提撥準備的資本承擔如下：

	本集團		**本公司**	
	2006	2005	**2006**	2005
	人民幣百萬元	*人民幣百萬元*	***人民幣百萬元***	*人民幣百萬元*
已授權及已訂約：				
— 生產線建設工程	**11,264**	847	**10,964**	847
— 投資	**167**	188	**167**	188
— 收購新鋼鐵公司(*註*)	**—**	19,692	**—**	19,692
已授權但未訂約：				
— 生產線改良工程	**16,596**	730	**16,022**	385
	28,027	21,457	**27,153**	21,112

註： 本公司已於2006年1月完成收購新鋼鐵公司100%的權益(見附註31)。

於2006年12月31日，合營公司之資本承擔為人民幣1,748百萬元（2005：人民幣690百萬元），此金額已按本集團佔各合營公司權益的比例確認到本集團的資本承擔中。

31 收購新鋼鐵公司

根據2005年10月20日簽訂之收購協議(「收購協議」),本公司以人民幣196.9億元及根據收購協議規定作出的對價調整數,向鞍鋼集團(「最終控股公司」)收購新鋼鐵公司100%的股權。收購已於2006年1月完成,最終的收購價值為人民幣197.12億元。

本公司以每股人民幣4.29元向鞍鋼集團發行了29.7億股每股人民幣1元的A股(共計人民幣12,740百萬元),用於支付部分收購對價。在扣減發行費用後,本公司的股本及股本溢價分別增加人民幣2,970百萬元和人民幣9,753百萬元。

延遲現金付款總額人民幣6,972百萬元分三期支付,並以中國人民銀行公佈的同期貸款利率計付利息。截至2006年12月31日,本公司已償還人民幣2,324百萬元。餘下的收購對價人民幣4,648百萬元將會在兩年內分兩期支付。

收購對本集團的資產及負債產生以下影響:

	收購時之確認價值 *人民幣百萬元*
物業、廠房及設備	23,308
無形資產	32
在建工程	2,477
預付租賃	5,285
其他投資	10
存貨	3,473
應收最終控股公司款	240
應收同系子公司款	548
應收賬款	500
預付款、訂金及其他應收款	89
應退回所得税	668
現金及現金等價物	593
應付賬款	(2,669)
應付最終控股公司款	(776)
應付同系子公司款	(924)
其他應付款	(1,591)
銀行貸款及長期應付款	(11,551)
可辨認的淨資產及負債淨額	19,712
減:發行股票支付對價	(12,741)
長期應付款	(4,648)
轉入新鋼鐵公司貨幣資金	(593)
淨現金流出	1,730

30 現金流量表附註

(a) 將稅前利潤調節為經營活動產生的現金

	2006 人民幣百萬元	2005 人民幣百萬元
稅前利潤	**9,387**	3,036
利息收入	**(14)**	(15)
利息費用	**749**	52
應佔聯營公司溢利減虧損	**—**	2
折舊	**3,831**	838
無形資產攤銷	**8**	3
處理物業、廠房及設備損失	**282**	—
匯兑盈利淨額	**(22)**	(19)
存貨增加	**(1,208)**	(405)
應收同系子公司款（增加）/減少	**(229)**	24
應收款項減少/（增加）	**31**	(210)
應收票據(增加）/減少	**(782)**	831
應收最終控股公司款減少	**240**	—
預付租賃減少	**115**	7
預付款、訂金及其他應收款增加	**(86)**	(23)
應付款項減少	**(285)**	—
應付票據減少	**(119)**	(26)
應付最終控股公司款(減少）/增加	**(765)**	4
應付同系子公司款增加	**79**	53
其他應付款增加/(減少)	**1,645**	(426)
壞賬準備	**4**	—
存貨減值	**26**	16
物業、廠房及設備減值損失	**118**	—
經營活動現金流量	**13,005**	3,742

(b) 重大非現金交易

(i) 本公司已完成以總價人民幣19,712百萬元收購新鋼鐵公司100%的權益。本公司向鞍鋼集團定向增發2,970百萬股每股面值人民幣1元的A股(共計人民幣12,740百萬元)，用於支付收購新鋼鐵公司100%股權的部份收購價款(見註釋31)。

(ii) 2006年內，本公司以背書票據的方式向其最終控股公司支付人民幣400百萬元的應付股利。該項交易未涉及現金及現金等價物的變動。

28 留存利潤

本公司

	註釋	2006 人民幣百萬元	2005 人民幣百萬元
於1月1日		**3,950**	3,100
年度淨利潤		**7,041**	2,157
儲備調撥(註釋27)		**(684)**	(418)
末期股利 - 2005年 / 2004年	9(b)	**(1,067)**	(889)
於12月31日		**9,240**	3,950

29 可分派儲備

根據本公司章程，可供分派的儲備是以按照中國會計準則與按照《國際財務報告準則》所釐定的儲備兩者中的較低數額為準。於2006年12月31日，本公司的可供分派儲備為人民幣8,832百萬元(2005：人民幣3,744百萬元)。本公司在結算日後建議派發2006財政年度末期股利人民幣3,441百萬元(2005：人民幣1,067百萬元)。

27 儲備

本集團及本公司

	法定盈餘公積金 (註(a)) 人民幣百萬元	法定公益金 (註(b)) 人民幣百萬元	股本盈餘 (註(c)) 人民幣百萬元	合計 人民幣百萬元
2005				
2005年1月1日	563	563	(152)	974
年度轉撥*(註釋28)*	209	209	—	418
2005年12月31日	772	772	(152)	1,392
2006				
2006年1月1日	772	772	(152)	1,392
年度擬轉撥*(註釋28)*	684	—	—	684
法定公益金餘額轉移	772	(772)	—	—
2006年12月31日	2,228	—	(152)	2,076

(a) 根據本公司章程，本公司按照中國會計準則編製的財務報表所呈報的稅後淨利潤只可在提撥下列項目的準備後才能用作派發股利：

(i) 彌補以往年度的累積虧損（如有）；

(ii) 本公司須把最少10% 按中國會計準則編製的稅後利潤轉入法定盈餘公積金；及

(iii) 股東核准的任意公積金撥款。

(b) 根據2006年1月1日起施行的《公司法》第167條及2006年6月20日修訂後的公司章程，本公司不再需要提取法定公益金。根據中華人民共和國財政部頒佈的《關於《公司法》施行後有關企業財務處理問題的通知》，本公司對2005年12月31日的公益金結餘轉作盈餘公積管理使用。

(c) 記入預付租賃的土地使用權是以歷史成本為基準入賬。因此，重估土地使用權的盈餘在扣除遞延稅項資產後從股東權益轉出。

25 股本(續)

註:

(a) 於2006年1月,本公司以每股人民幣4.29元向鞍鋼集團定向增發了29.7億股每股面值人民幣1元的A股(共計人民幣12,740百萬元),用於支付收購新鋼鐵公司100%股權的部分收購價款(註釋31)。股本溢價在扣減發行費用人民幣18百萬元後增加了人民幣9,753百萬元。

新增股本已由畢馬威華振會計師事務所驗證,並於2006年1月26日出具了KPMG-A(2006)CR No.0005號驗資報告。

(b) 根據中國國務院國有資產監督管理委員會發行的《關於鞍鋼新軋鋼股份有限公司股權分置改革有關問題的批覆》,本公司於2005年12月1日實行其股權分置的改革方案(「改革方案」)。鞍鋼集團向股權分置改革方案實施的股份變更登記日(2005年12月1日)登記在冊的流通A股股東支付188百萬股股份(不考慮股權分置改革方案派發的認購權證行權情況)。本次改革方案實施後,鞍鋼集團所持有本公司股份減少188百萬股,同時人民幣普通股(A股)股東增加本公司股份188百萬股。

(c) 根據本公司的改革方案,鞍鋼集團向改革方案實施的認購權證的股權登記日登記在冊的流通A股股東派發113百萬份歐式備兑認購權證。在行權日(2006年12月5日)權証持有人行權111百萬股,使國有法人股進一步減少111百萬股,人民幣普通股(A股)相應增加111百萬股。

所有國有法人股、A股及H股在各重大方面均享有同等權益。

26 股本溢價

本集團及本公司

	股本溢價 *人民幣百萬元*
於2005年1月1日	3,057
可轉換債券轉股	1
2005年12月31日 / 2006年1月1日	3,058
發行新股 *(註釋25(a))*	9,753
2006年12月31日結餘	12,811

24 銀行貸款*(續)*

銀行貸款包括除本公司的記賬貨幣外的其他貨幣金額如下：

	本集團及本公司	
	2006	2005
	百萬元	*百萬元*
歐元	**歐羅1**	—
日元	**日元7,729**	—

25 股本

本集團及本公司

	2006		2005	
	百萬股	***人民幣百萬元***	*百萬股*	*人民幣百萬元*
已發行及繳足股本：				
每股人民幣1元的國有法人股				
於1月1日	1,131	1,131	1,319	1,319
收購新鋼鐵公司				
發行的A股*(註(a))*	2,970	2,970	—	—
因股權分置改革減少*(註(b))*	—	—	(188)	(188)
因認股證行權減少*(註(c))*	(111)	(111)	—	—
於12月31日	3,990	3,990	1,131	1,131
每股人民幣1元的A股				
於1月1日	942	942	754	754
因股權分置改革增加*(註(b))*	—	—	188	188
因認股證行權增加*(註(c))*	111	111	—	—
於12月31日	1,053	1,053	942	942
每股人民幣1元的H股				
於1月1日及12月31日	890	890	890	890
	5,933	5,933	2,963	2,963

24 銀行貸款(續)

於2005年12月31日,應償付的銀行貸款如下:

	1年內或接獲通知時償還 人民幣百萬元	1年後但2年內到期 人民幣百萬元	2年後但5年內到期 人民幣百萬元	5年後到期 人民幣百萬元	小計 人民幣百萬元	總額 人民幣百萬元
無抵押銀行貸款:						
— 浮動年利率5.76%	600	300	—	—	300	900
本公司	600	300	—	—	300	900
無抵押銀行貸款:						
— 浮動年利率 5.22% - 5.58%	117	—	—	—	—	117
有抵押銀行貸款:						
— 浮動年利率6.12%	41	41	121	142	304	345
本集團	758	341	121	142	604	1,362

於2006年12月31日,本公司無抵押銀行貸款餘額中,包含人民幣4,003百萬元(2005:人民幣900百萬元)由鞍鋼集團擔保的銀行貸款。

於2006年12月31日,本公司向鞍鋼集團子公司鞍鋼財務的貸款為人民幣3,700百萬元(2005:無)。

於2002年10月,鞍蒂大連為興建生產線訂立貸款協議,取得一筆為數人民幣10.8億元的長期貸款(「銀團貸款」)。這筆銀團貸款是以鞍蒂公司於2006年12月31日賬面值為人民幣1,099百萬元(2005:人民幣1,122百萬元)的土地使用權、在建工程、物業、廠房及設備及應收賬款作抵押。

根據貸款協議,本公司將持有的鞍蒂大連50%的股權抵押給銀行,作為鞍蒂大連履行銀團貸款項下義務的擔保(註釋16)。

於2006年12月31日,一汽鞍井的銀行貸款餘額為人民幣30百萬元(2005:無)。該貸款以於2006年12月31日賬面值為人民幣43百萬元的機器設備為抵押(2005:無)(註釋12(e))。

23 可轉換債券

	本集團及本公司 2006 人民幣百萬元	2005 人民幣百萬元
於1月1日可轉換債券賬面值	—	3
贖回可轉換債券	—	(3)
於12月31日可轉換債券賬面值	—	—

本公司在2000年3月15日發行了合共人民幣1,500百萬元的可轉換債券(「可轉換債券」)。可轉換債券在深圳證券交易所上市,並由鞍鋼集團提供擔保。於2005年3月14日(即轉換限期日)或之前,持有人可選擇把債券轉為每股面值人民幣1元的本公司A股(「A股」)或對現。

本公司於每年3月14日應付按年利率1.2% 計算的可轉換債券利息。

24 銀行貸款

於2006年12月31日,應償付的銀行貸款如下:

	1年內或接獲通知時償還 人民幣百萬元	1年後但2年內到期 人民幣百萬元	2年後但5年內到期 人民幣百萬元	5年後到期 人民幣百萬元	小計 人民幣百萬元	總額 人民幣百萬元
無抵押銀行貸款:						
— 浮動年利率						
0.25% - 6.16%	7,293	2,703	3,996	2,112	8,811	16,104
本公司	7,293	2,703	3,996	2,112	8,811	16,104
無抵押銀行貸款:						
— 浮動年利率5.02%	50	—	—	—	—	50
有抵押銀行貸款:						
— 浮動年利率						
4.86% - 6.12%	41	41	55	182	278	319
本集團	7,384	2,744	4,051	2,294	9,089	16,473

21 現金及現金等價物

現金及現金等價物指銀行存款和現金。

於二零零六年十二月三十一日，本集團在鞍鋼集團下屬子公司鞍鋼集團財務公司(「鞍鋼財務」)的存款金額為人民幣1,449百萬元(2005：人民幣421百萬元)。

現金及現金等價物包括除本集團及本公司的記賬貨幣外的其他貨幣金額如下：

	本集團		本公司	
	2006	2005	**2006**	2005
	百萬元	*百萬元*	***百萬元***	*百萬元*
港元	—	港幣1	—	港幣1
美元	**美金5**	美金2	—	—
歐元	**歐羅9**	—	—	—

22 應付賬款

	本集團		本公司	
	2006	2005	**2006**	2005
	人民幣百萬元	*人民幣百萬元*	***人民幣百萬元***	*人民幣百萬元*
應付款項	**1,199**	225	**1,199**	213
應付票據	**1,338**	194	**1,338**	194
	2,537	419	**2,537**	407

應付賬款的賬齡分析如下：

	本集團		本公司	
	2006	2005	**2006**	2005
	人民幣百萬元	*人民幣百萬元*	***人民幣百萬元***	*人民幣百萬元*
即時到期	**34**	190	**34**	188
三個月內到期	**1,917**	121	**1,917**	111
三個月後但六個月內到期	**586**	108	**586**	108
	2,537	419	**2,537**	407

20 應收賬款

	本集團		本公司	
	2006	2005	**2006**	2005
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
應收款項	**320**	338	**191**	81
應收票據	**1,409**	595	**1,409**	595
	1,729	933	**1,600**	676

應收賬款的賬齡分析如下：

	本集團		本公司	
	2006	2005	**2006**	2005
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
少於三個月	**1,664**	405	**1,535**	148
多於三個月但少於十二個月	**61**	528	**61**	528
多於一年	**4**	—	**4**	—
	1,729	933	**1,600**	676

本集團要求客戶在付運貨物前以現金或票據預付全數貨款。本集團只會在經過磋商後，允許有良好交易紀錄的部分主要客戶以3個月為期賒賬。

鞍鋼大連以於2006年12月31日賬面值為人民幣101百萬元（2005：人民幣202百萬元）的應收賬款，作為註釋24所述一筆銀團貸款的抵押。

應收賬款包括除本公司的記賬貨幣外的其他貨幣金額如下：

	本集團及本公司	
	2006	2005
	百萬元	百萬元
美元	**美金9**	美金12
歐元	**歐羅2**	—

18 其他投資

	本集團及本公司	
	2006	2005
	人民幣百萬元	人民幣百萬元
非上市股本證券	**10**	10

19 存貨

	本集團		本公司	
	2006	2005	**2006**	2005
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
原材料及燃料	**1,768**	310	**1,711**	298
在製品	**1,315**	190	**1,315**	190
製成品	**2,256**	1,229	**2,164**	1,106
備品備件、工具及輔料	**1,881**	879	**1,846**	846
	7,220	2,608	**7,036**	2,440

確認為費用的存貨金額分析如下：

	2006	2005
	人民幣百萬元	人民幣百萬元
已售存貨賬面值	**41,264**	22,657
存貨減值	**39**	16
存貨減值沖回	**(13)**	—
	41,290	22,673

沖回以前年度存貨減值準備是由於本年度鍍鋅產品的減值準備隨著產品於2006年內售出而轉回。

17 於聯營公司的投資 / 權益

	本集團		本公司	
	2006	2005	**2006**	2005
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
非上市股份(以成本列賬)	**—**	—	**51**	33
應佔淨資產	**49**	31	**—**	—
	49	31	**51**	33

本公司在聯營公司的權益詳情如下:

公司名稱	業務結構形式	註冊成立與經營地點	註冊資本	股本權益比例 本集團實質權益	股本權益比例 本公司所佔權益	主要業務
鞍鋼瀋陽鋼材加工配送有限公司(「鞍鋼瀋陽」)	合資	中國	人民幣48百萬元	30%	30%	鋼材加工銷售、倉儲及配送等業務
蒂森克虜伯鞍鋼新軋(長春)激光拼焊板有限公司(「長春拼焊板」)(前稱「蒂森克虜伯鞍鋼中瑞(長春)激光拼焊板有限公司」)	中外合資	中國	10百萬美元	45%	45%	開發、生產、銷售、經銷和出口激光拼焊板

聯營公司的財務資料概要:

	資產	負債	股東權益	營業收入	利潤 / (虧損)
	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
2006					
全部權益	**215**	**90**	**125**	**393**	**1**
集團實際權益	**82**	**33**	**49**	**128**	**—**
2005					
全部權益	156	71	85	56	(6)
集團實際權益	61	30	31	19	(2)

16 於合營公司的投資／權益(續)

				股本權益比例		
單位名稱	業務結構形式	註冊成立與經營地點	投入資本	本集團實質權益	本公司所佔權益	主要業務
一汽鞍井	中外合資	中國	人民幣90百萬元	50%	50%	鋼材產品的加工、銷售及配送等
鞍鋼新軋一蒂森克虜伯(長春)鋼材加工配送有限公司(「鞍蒂長春」)	中外合資	中國	12百萬美元	50%	50%	生產、加工和銷售鋼材及相關服務

註： 鞍鋼新船的註冊資本於2007年2月25日變更為人民幣140百萬元。新增實收資本已由大連中原會計師事務所驗證，並於2006年9月22日出具了大中原會師內驗字 (2006) 52號驗資報告。

綜合財務報表包括下列本集團於合營公司資產與負債、收入及費用中的權益：

	2006 **人民幣百萬元**	2005 人民幣百萬元
非流動資產	**641**	504
流動資產	**446**	343
非流動負債	**(278)**	(304)
流動負債	**(211)**	(373)
淨資產	**598**	170
收入	**1,122**	997
費用	**(1,075)**	(1,023)
	47	(26)

本公司以所持鞍蒂大連的權益，作為該公司所得的一筆銀團貸款(註釋24)的抵押。

15 預付租賃

預付租賃是指中國境內土地的土地使用權。本公司及本集團的土地使用權剩餘有效期為40至47年。

鞍蒂大連以於2006年12月31日賬面值為人民幣42百萬元(2005:人民幣42百萬元)的土地使用權,作為註釋24所述一筆銀團貸款的抵押。

截至報告日,本集團收購新鋼鐵公司(註釋31)增加的土地使用權中有部分權證過戶手續尚在辦理中。於2006年12月31日,此類未辦妥過戶手續的土地使用權之帳面淨值為人民幣5,177百萬元(2005:無)。管理層認為本公司有權合法及有效地佔有或使用上述土地使用權。

16 於合營公司的投資/權益

	本公司	
	2006	2005
	人民幣百萬元	*人民幣百萬元*
非上市股份(以成本列賬)	**649**	268

本公司在合營公司的權益詳情如下:

單位名稱	業務結構形式	註冊成立與經營地點	投入資本	股本權益比例 本集團實質權益	股本權益比例 本公司所佔權益	主要業務
鞍蒂大連	中外合資	中國	132百萬美元	50%	50%	生產及銷售成卷的熱鍍鋅及合金化鋼板材和帶材產品
鞍鋼新軋-新船重工大連鋼材加工配送有限公司(「鞍鋼新船」)(註)	合資	中國	人民幣40百萬元	50%	50%	鋼材加工、結構件製作、配送及銷售

14 在建工程

	本集團		本公司	
	2006	2005	**2006**	2005
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
1月1日結餘	**2,886**	611	**2,882**	611
購入	**10,456**	2,568	**10,325**	2,564
收購新鋼鐵公司(*註釋31*)	**2,477**	—	**2,468**	—
	15,819	3,179	**15,675**	3,175
轉入物業、廠房及設備(*註釋12*)	**(7,418)**	(293)	**(7,418)**	(293)
12月31日結餘	**8,401**	2,886	**8,257**	2,882

在建工程包括:

冷軋廠系統改造	**339**	549	**339**	549
2130冷連軋機組	**90**	2,272	**90**	2,272
西區項目	**1,229**	—	**1,229**	—
新2、3、4、5號高爐	**126**	—	**126**	—
化工廠改造	**792**	—	**792**	—
鮁魚圈港鋼鐵項目(「鮁魚圈項目」)(*註釋b*)	**5,135**	—	**5,135**	—
其他	**690**	65	**546**	61
12月31日結餘	**8,401**	2,886	**8,257**	2,882

(a) 鞍蒂大連以在2006年12月31日賬面值為人民幣148百萬元(2005:無)的在建工程,作為註釋24所述一筆銀團貸款的抵押。

(b) 於2006年9月29日,本公司臨時股東大會通過投資鮁魚圈項目的決議,項目預計總投資額約為人民幣22,600百萬元。

於2006年度,鞍鋼集團為鮁魚圈項目提供代理及工程管理服務,並且不收取相關服務費用。於2006年12月16日前,鞍鋼集團代理本公司簽署與鮁魚圈項目相關的工程建設及設備採購合同,並為本公司墊付工程及設備預付款人民幣3,844百萬元。截至2006年12月31日,本公司已償還上述代墊款人民幣3,794百萬元。

除提供代理和管理服務外,鞍鋼集團及所屬子公司在鮁魚圈項目中還提供工程建設服務;有關服務費已在註釋33(A)披露。

截至2006年12月31日,本公司尚未取得鮁魚圈項目所佔用土地的土地使用權。

13 無形資產

	工業技術	
	本集團	**本公司**
	人民幣百萬元	*人民幣百萬元*
成本：		
2005年1月1日結餘	28	—
購入	—	—
2005年12月31日結餘	28	—
2006年1月1日結餘	28	—
收購新鋼鐵公司(*註釋31*)	32	32
2006年12月31日結餘	60	32
累計攤銷：		
2005年1月1日結餘	1	—
年度攤銷	3	—
2005年12月31日結餘	4	—
2006年1月1日結餘	4	—
年度攤銷	8	5
2006年12月31日結餘	12	5
賬面淨值：		
2006年12月31日	48	27
2005年12月31日	24	—

年度攤銷已包括在綜合利潤表中的管理費用內。

12 物業、廠房及設備(續)

(b) 本公司(續)

	建築物 人民幣百萬元	廠房、機器及設備 人民幣百萬元	運輸車輛及其他相關設備 人民幣百萬元	合計 人民幣百萬元
累計折舊及減值準備：				
2005年1月1日	285	2,234	282	2,801
年度折舊	107	627	58	792
處置撥回	—	(2)	—	(2)
2005年12月31日	392	2,859	340	3,591
2006年1月1日	392	2,859	340	3,591
年度折舊	712	2,785	286	3,783
重新分類	—	156	(156)	—
處置撥回	(11)	(204)	(60)	(275)
減值損失(註釋f)	47	67	4	118
2006年12月31日	1,140	5,663	414	7,217
賬面淨值：				
2006年12月31日	9,586	21,559	1,266	32,411
2005年12月31日	1,101	4,529	280	5,910

(c) 本集團的所有建築物均位於中國境內。

(d) 鞍鋼新軋-蒂森克虜伯鍍鋅鋼板有限公司(「鞍蒂大連」)以於2006年12月31日賬面值為人民幣808百萬元(2005：人民幣878百萬元)的物業、廠房及設備，作為註釋24所述一筆銀團貸款的抵押。

(e) 長春一汽 — 鞍井鋼材加工配送有限公司(「一汽鞍井」)，本公司的一家合營企業，以於2006年12月31日賬面值為人民幣43百萬元(2005：無)的機器設備，作為註釋24所述一筆銀團貸款的抵押。

(f) 於2006年度，本集團計畫處置一批技術陳舊的設備。該等設備的可收回數額是以廢鋼售價扣除出售成本為基礎而計算。該等設備的帳面金額在計提減值損失後減少人民幣118百萬元(2005：無)。本年的減值準備損失已包括在綜合利潤表中的「其他業務(損失)/收入」內。

12 物業、廠房及設備(續)

(b) 本公司

	建築物 人民幣百萬元	廠房、機器及設備 人民幣百萬元	運輸車輛及其他相關設備 人民幣百萬元	合計 人民幣百萬元
成本：				
2005年1月1日	1,476	7,133	598	9,207
購入	—	12	—	12
轉自在建工程(*註釋14*)	18	252	23	293
處置	(1)	(9)	(1)	(11)
2005年12月31日	1,493	7,388	620	9,501
2006年1月1日	1,493	7,388	620	9,501
收購新鋼鐵公司(*註釋31*)	7,344	15,026	938	23,308
購入	—	2	—	2
轉自在建工程(*註釋14*)	2,021	4,970	427	7,418
重新分類	—	233	(233)	—
處置	(132)	(397)	(72)	(601)
2006年12月31日	10,726	27,222	1,680	39,628

12 物業、廠房及設備(續)

(a) 本集團(續)

	建築物 人民幣百萬元	廠房、機器及設備 人民幣百萬元	運輸車輛及其他相關設備 人民幣百萬元	合計 人民幣百萬元
累計折舊及減值準備:				
2005年1月1日	289	2,262	285	2,836
年度折舊	111	666	61	838
處置撥回	—	(2)	—	(2)
2005年12月31日	400	2,926	346	3,672
2006年1月1日	400	2,926	346	3,672
年度折舊	716	2,826	289	3,831
重新分類	—	156	(156)	—
處置撥回	(11)	(204)	(60)	(275)
減值損失(*註釋f*)	47	67	4	118
2006年12月31日	1,152	5,771	423	7,346
賬面淨值:				
2006年12月31日	9,676	21,881	1,277	32,834
2005年12月31日	1,192	4,880	293	6,365

11 每股盈利

(a) 每股基本盈利

每股基本盈利是按本公司股東應佔利潤人民幣7,094百萬元(2005:人民幣2,117百萬元)及下列本年度內已發行股份的加權平均數5,933百萬股(2005:2,963百萬股)計算:

已發行股份加權平均數

(百萬股)	2006年	2005年
1月1日的已發行股份	**2,963**	2,963
發行新股的影響	**2,970**	—
12月31日的已發行股份加權平均數	**5,933**	2,963

(b) 每股攤薄盈利

於2005年及2006年12月31日本公司沒有潛在攤薄股份。

12 物業、廠房及設備

(a) 本集團

	建築物 人民幣百萬元	廠房、機器及設備 人民幣百萬元	運輸車輛及其他相關設備 人民幣百萬元	合計 人民幣百萬元
成本:				
2005年1月1日	1,575	7,553	616	9,744
購入	—	10	1	11
轉自在建工程(*註釋14*)	18	252	23	293
處置	(1)	(9)	(1)	(11)
2005年12月31日	1,592	7,806	639	10,037
2006年1月1日	1,592	7,806	639	10,037
收購新鋼鐵公司(*註釋31*)	7,344	15,026	938	23,308
購入	3	14	1	18
轉自在建工程(*註釋14*)	2,021	4,970	427	7,418
重新分類	—	233	(233)	—
處置	(132)	(397)	(72)	(601)
2006年12月31日	10,828	27,652	1,700	40,180

9 股利

(a) 與本年度有關的股利

	2006年 人民幣百萬元	2005年 人民幣百萬元
於結算日後擬派末期股利每股人民幣58分 (2005：每股人民幣36分)	**3,441**	1,067

根據在2007年4月10日董事會會議通過的決議，擬於股東大會建議派發末期股利每股人民幣58分(2005：人民幣36分)，合計人民幣3,441百萬元(2005：人民幣1,067百萬元)。

於結算日後擬派的末期股利尚未在相關結算日確認為負債。

(b) 與上一財政年度有關，並已於年內核准及支付的股利

	2006年 人民幣百萬元	2005年 人民幣百萬元
與上一財政年度有關，並已於年內核准及支付末期股利每股人民幣36分 (2005：每股人民幣30分)	**1,067**	889

因收購新鋼鐵公司而發行的29.7億股A股於本年未獲核准參與分派及支付末期股利(見註釋31)。

10 本公司股東應佔利潤

本公司股東應佔利潤人民幣7,041百萬元已全數在本公司財務報表內處理(2005：人民幣2,157百萬元)。

8 董事及監事酬金和最高酬金人士（續）

董事及監事酬金：（續）

	董事及監事袍金 人民幣百萬元	薪金、津貼及其他福利 人民幣百萬元	任意獎金 人民幣百萬元	退休計劃供款 人民幣百萬元	2005 合計 人民幣百萬元
執行董事					
劉 玠	—	—	—	—	—
楊 華	—	—	—	—	—
唐复平	—	0.27	—	0.05	0.32
姚 林	—	0.28	—	0.05	0.33
黃浩東	—	—	—	-	-
張立芬	—	0.32	—	0.06	0.38
付吉會	—	0.29	—	0.06	0.35
付 偉	—	0.30	—	0.06	0.36
蔡登樓	—	—	—	—	—
李忠武	—	—	—	—	—
非執行董事					
于萬源	—	—	—	—	—
獨立非執行董事					
王林森	0.06	—	—	—	0.06
姚維汀	0.06	—	—	—	0.06
劉永澤	0.06	—	—	—	0.06
李澤恩	0.07	—	—	—	0.07
王小彬	0.05	—	—	—	0.05
監事					
齊 驄	—	—	—	—	—
周 法	—	0.29	—	0.06	0.35
邢貴彬	—	0.15	—	0.02	0.17
	0.30	1.90	—	0.36	2.56

本集團在2006年及2005年最高薪酬的五位人士均為本集團的執行董事及監事，他們的酬金已載於上文。

8 董事及監事酬金和最高酬金人士

董事及監事酬金：

	董事及監事袍金	薪金、津貼及其他福利	任意獎金	退休計劃供款	2006合計
	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元
執行董事					
劉 玠	—	—	—	—	—
楊 華	—	0.49	—	0.08	0.57
唐复平	—	0.49	—	0.08	0.57
黃浩東	—	0.32	—	0.06	0.38
付吉會	—	0.28	—	0.05	0.33
付 偉	—	0.28	—	0.05	0.33
林大慶	—	0.32	—	0.05	0.37
王春明	—	0.16	—	0.03	0.19
非執行董事					
于萬源	—	—	—	—	—
獨立非執行董事					
王林森	0.06	—	—	—	0.06
姚維汀	0.03	—	—	—	0.03
劉永澤	0.06	—	—	—	0.06
李澤恩	0.06	—	—	—	0.06
王小彬	0.06	—	—	—	0.06
吳溪淳	0.04	—	—	—	0.04
監 事					
齊 驄	—	—	—	—	—
周 法	—	0.02	—	—	0.02
邢貴彬	—	0.13	—	0.02	0.15
張立芬	—	0.26	—	0.05	0.31
單明一	—	0.32	—	0.06	0.38
李 季	—	0.23	—	0.04	0.27
	0.31	3.30	—	0.57	4.18

7 所得稅(續)

(b) 遞延稅項(續)

(ii) 本年度的臨時差異變動如下:(續)

本公司

	2005年1月1日結餘 人民幣百萬元	在利潤表內確認 人民幣百萬元	2005年12月31日/2006年1月1日結餘 人民幣百萬元	在利潤表內確認 人民幣百萬元	2006年12月31日結餘 人民幣百萬元
在建工程資本化的借貸成本	(10)	(15)	(25)	(55)	(80)
預付租賃重估	65	(2)	63	(2)	61
存貨跌價準備	—	—	—	28	28
物業、廠房及設備減值損失	—	—	—	39	39
物業、廠房及設備累計折舊	—	—	—	7	7
按付款年度稅前列支的費用	—	—	—	55	55
其他	—	—	—	2	2
	55	(17)	38	74	112

7 所得稅(續)

(b) 遞延稅項(續)

(ii) 本年度的臨時差異變動如下：

本集團

	2005年1月1日結餘 人民幣百萬元	在利潤表內確認 (註釋7(a)) 人民幣百萬元	2005年12月31日/2006年1月1日結餘 人民幣百萬元	在利潤表內確認 (註釋7(a)) 人民幣百萬元	2006年12月31日結餘 人民幣百萬元
在建工程資本化的借貸成本	(10)	(15)	(25)	(55)	(80)
預付租賃重估	65	(1)	64	(2)	62
存貨跌價準備	—	—	—	28	28
物業、廠房及設備減值損失	—	—	—	39	39
物業、廠房及設備累計折舊	—	—	—	7	7
按付款年度稅前列支的費用	—	—	—	55	55
其他	—	—	—	3	3
	55	(16)	39	75	114

7 所得稅(續)

(b) 遞延稅項(續)

(i) 遞延稅項資產/(負債)由以下項目組成:(續)

本公司

	資產		負債		淨額	
	2006年 人民幣 百萬元	2005年 人民幣 百萬元	**2006年 人民幣 百萬元**	2005年 人民幣 百萬元	**2006年 人民幣 百萬元**	2005年 人民幣 百萬元
在建工程資本化的借貸成本	**—**	—	**(80)**	(25)	**(80)**	(25)
預付租賃重估(註)	**61**	63	**—**	—	**61**	63
存貨跌價準備	**28**	—	**—**	—	**28**	—
物業、廠房及設備減值損失	**39**	—	**—**	—	**39**	—
物業、廠房及設備累計折舊	**7**	—	**—**	—	**7**	—
按付款年度稅前列支的費用	**55**	—	**—**	—	**55**	—
其他	**2**	—	**—**	—	**2**	—
	192	63	**(80)**	(25)	**112**	38
在依法課稅單位與司法管轄區內抵消	**(80)**	(25)	**80**	25	**—**	—
淨遞延稅項資產	**112**	38	**—**	—	**112**	38

註: 如註釋27(c)所述,土地使用權是以成本列賬。重估土地使用權盈餘在扣除遞延稅項資產後轉入股東權益。

7 所得稅(續)

(b) 遞延稅項

(i) 遞延稅項資產/(負債)由以下項目組成：

本集團

	資產		負債		淨額	
	2006年 人民幣 百萬元	2005年 人民幣 百萬元	**2006年 人民幣 百萬元**	2005年 人民幣 百萬元	**2006年 人民幣 百萬元**	2005年 人民幣 百萬元
在建工程資本化的借貸成本	**—**	—	**(80)**	(25)	**(80)**	(25)
預付租賃重估(註)	**62**	64	**—**	—	**62**	64
存貨跌價準備	**28**	—	**—**	—	**28**	—
物業、廠房及設備減值損失	**39**	—	**—**	—	**39**	—
物業、廠房及設備累計折舊	**7**	—	**—**	—	**7**	—
按付款年度稅前列支的費用	**55**	—	**—**	—	**55**	—
其他	**3**	—	**—**	—	**3**	—
	194	64	**(80)**	(25)	**114**	39
在依法課稅單位與司法管轄區內抵消	**(80)**	(25)	**80**	25	**—**	—
淨遞延稅項資產	**114**	39	**—**	—	**114**	39

7 所得稅(續)

(a) 綜合利潤表中的所得稅(續)

本年度中國所得稅準備是根據按中國相關所得稅法規所釐定，以本年度的估計應稅利潤按33%(2005：33%)的稅率計算。除了本公司的一些合營公司可免除或以15%或24%(2005：15%或24%)的優惠稅率計算所得稅外，本年度中國所得稅準備是根據按中國相關所得稅法規所釐定，本年度本集團的應稅利潤以33%的稅率計算。

按本公司適用稅率計算的所得稅與本年度實際稅項支出的調節如下：

	2006年 人民幣百萬元	2005年 人民幣百萬元
稅前正常業務利潤	**9,387**	3,036
按本公司所得稅率33%計算的預計 中國所得稅稅金	**3,098**	1,002
免稅收入	**(133)**	(4)
不可扣稅支出	**34**	42
額外扣減*	**(543)**	(97)
稅項撥回*	**(163)**	(24)
	2,293	919

* 根據相關的中國稅務法規，本公司可就50%的經批准的利用環保設施生產所得和研究及開發費用享有額外稅務扣減，並可就購入於國內生產並用作提升技術用途的設備申請稅項撥回。

6 稅前利潤(續)

(b) 其他項目:

	2006年 人民幣百萬元	2005年 人民幣百萬元
核數師酬金	**8**	4
存貨成本	**41,290**	22,673
折舊	**3,831**	838
無形資產攤銷	**8**	3
預付租賃攤銷	**115**	7
減值準備損失		
— 固定資產	**118**	—
— 應收帳款	**4**	—
— 存貨	**26**	16
員工費用		
— 薪金及工資、福利和其他成本	**1,416**	267
— 界定供款計劃供款	**344**	49
員工費用總額	**1,760**	316
維修保養	**2,010**	473
研究及開發費用	**23**	9

7 所得稅

(a) 綜合利潤表中的所得稅

	2006年 人民幣百萬元	2005年 人民幣百萬元
即期稅項支出		
本年度中國所得稅準備	**2,368**	903
遞延稅項支出		
臨時差額的產生與沖回(*註釋7(b)*)	**(75)**	16
綜合利潤表內的所得稅總額	**2,293**	919

5 其他營業(支出)/收入

	2006年 人民幣百萬元	2005年 人民幣百萬元
處置物業、廠房及設備損失	(282)	—
物業、廠房及設備減值準備	(118)	—
銷售廢鋼收入	6	101
沖銷無法支付應付款項	1	5
包裝物料收入	3	2
保險賠償金	8	—
其他投資的股利收入	3	1
其他	10	1
	(369)	110

6 稅前利潤

稅前利潤已扣除/(計入)下列各項：

(a) 淨財務成本：

	2006年 人民幣百萬元	2005年 人民幣百萬元
利息開支及其他借貸成本	972	118
減：資本化為在建工程的數額*	(223)	(66)
淨利息費用	749	52
淨匯兑虧損	(22)	(19)
利息收入	(14)	(15)
銀行費用	2	1
	715	19

* 借貸成本按每年5.04%(2005：5.59%)的平均利率資本化為在建工程。

2 主要會計政策(續)

(y) 關聯方(續)

(v) 為(i)中提到的個人之關係密切的家庭成員或受上述個人投資的企業控制、共同控制或重大影響；或

(vi) 為本集團或本集團關聯方提供職員福利的離職後福利計劃。

關係密切的家庭成員是指處理與企業的交易時有可能影響某人或者受其影響的家庭成員。

(z) 分部報告

分部是指本集團的可分部門，負責提供產品或服務(業務分部)，或在一個特定的經濟環境中提供產品或服務(地區分部)，而其風險及報酬均有別於其他分部。

3 分部報告

本集團主要以生產和銷售鋼材的單一業務分部營運。按照客戶所在地劃分的分部收入如下：

	2006年 ***人民幣百萬元***	2005年 *人民幣百萬元*
營業額		
中國	**41,117**	21,001
其他國家	**13,479**	5,487
	54,596	26,488

本集團的所有資產均位於中國境內。

4 營業額

營業額是指扣除退貨、商業折扣及增值稅的準備後，已售貨品的淨發票金額總額。

2 主要會計政策(續)

(u) 退休福利

界定供款退休計劃的供款責任在產生時於利潤表內確認為支出。詳情載於註釋34。

(v) 股利

股利在已宣佈派發期間確認為負債。

(w) 外幣交易的換算

以外幣計價的交易按交易當日的匯率換算。以外幣為單位的貨幣性資產與負債則按結算日的匯率換算為人民幣。除合資格資本化為在建工程的外幣匯兑差額以外，其他外幣匯兑差額均撥入利潤表內處理(見註釋2(f))。

(x) 借貸成本

借貸成本於發生時在利潤表中列支，但因直接用於採購、建設或生產需要長時間才可以投入擬定用途的資產而產生的借貸成本則會資本化。

屬於合資格資產成本一部分的借貸成本在資產產生開支、借貸成本產生和使資產投入擬定用途或銷售所必須的準備工作進行期間開始資本化。在使合資格資產投入擬定用途或銷售所必須的絕大部分準備工作中止或完成時，借貸成本便會暫停或停止資本化。

(y) 關聯方

在財務報告披露中，符合下列情況的被視為關聯方：

(i) 能夠直接或間接的對本集團進行控制、施加重大影響，或者與他方共同控制本集團；

(ii) 與本集團同受共同控制；

(iii) 為本集團的聯營企業或合營企業；

(iv) 為本集團或本集團母公司的關鍵管理成員，或與其關係密切的家庭成員，或受上述個人投資的企業控制、共同控制或重大影響；

2 主要會計政策(續)

(t) 資產減值(續)

(ii) 其他資產的減值(續)

如果出現任何這類跡象，便會估計資產的可收回數額。

- 計算可收回數額

  其他資產的可收回數額是其淨售價與使用價值兩者中的較高額。在評估使用價值時，預計未來現金流量會按照能反映當時市場對貨幣時間值和資產特定風險的評估的稅前折現率，折現至其現值。如果資產所產生的現金流入基本上並非獨立於其他資產所產生的現金流入，則以能產生獨立現金流入的最小資產類別(即現金產出單元)來釐定可收回數額。

- 確認減值損失

  當資產或所屬現金產出單元的賬面金額高於其可收回數額時，便會在損益中確認減值損失。就現金產出單元確認的減值損失會作出分配，首先按比例減少該單元(或該組單元)內其他資產的賬面金額；但資產的賬面值不得減少至低於其個別公允價值減去出售成本後所得數額或其使用價值(如能釐定)。

- 轉回減值損失

  就商譽以外的資產而言，如果用以釐定可收回數額的估計數額出現正面的變化，有關的減值損失便會轉回；但商譽的減值損失不會轉回。

  所轉回的減值損失以在以往年度沒有確認任何減值損失而應已釐定的資產賬面金額為限。所轉回的減值損失在確認轉回的年度內計入損益中。

根據香港聯合交易所有限公司證券上市規則，本集團按照香港審計準則第34號編制上半年度的中期財務報告。在中期末採用與年度末一致的減值測試、確認和轉回的標準(見註釋2(t)(i)和(ii))。

對於以成本列示的非掛牌權益證券，在中期報告中確認的減值準備在期後不可轉回。即使該減值損失在該年度末已不存在或減少，亦不可轉回。

2 主要會計政策(續)

(t) 資產減值

(i) 權益證券投資及其他應收款的減值

本公司在每個結算日審閱已按成本或攤餘成本入賬的權益證券投資及其他流動與非流動應收款，以確定是否有客觀的減值證據。如有任何這類證據存在，便會釐定減值損失並按以下方式確認：

- 就以成本列賬的非掛牌權益證券而言，減值損失是以金融資產的賬面金額與以同類金融資產的當時市場回報率折現(如果折現會造成重大的影響)的預計未來現金流量之間的差額計量。權益證券的減值損失不可轉回。

- 就以攤餘成本列賬的應收款及其他流動應收款和金融資產而言，減值損失是以資產的賬面金額與以其初始實際利率(即在初始確認有關資產時計算的實際利率)折現的預計未來現金流量現值之間的差額計量。

如果減值損失在其後的期間減少，而且客觀上與減值損失確認後發生的事件有關，則應通過損益轉回減值損失。減值損失的轉回不應使資產的賬面金額超過其在以往年度沒有確認任何減值損失而應已釐定的數額。

(ii) 其他資產的減值

本公司在每個結算日審閱內部和外來的信息，以確定以下資產是否出現減值跡象，或是以往確認的減值損失已經不再存在或可能已經減少：

- 物業、廠房及設備；

- 在建工程；

- 被分類為經營性租賃的土地預付租賃；

- 無形資產；及

- 於聯營公司和合營企業的權益。

2 主要會計政策(續)

(o) 收入確認

銷售收入在所有權的重大風險及回報轉移給買方時在利潤表內確認。假如在收回到期價款,相關成本或退貨的可能性方面存在重大的不明朗因素或持續地牽涉於貨品的管理時,便不會確認收入。

(p) 淨財務成本

淨財務成本包括在利潤表內確認的以實際利率計算的應付借款利息(見註釋2(x))、已投資資金應收的利息及匯兑損益(見註釋2(w))。

利息收入是在產生時按實際利息法在利潤表確認。

(q) 維修保養費用

維修保養費用(包括大修成本)在產生時列支。

(r) 研究及開發費用

研究及開發費用包括直接屬於研究及開發活動,或可按合理基準分配至這些活動的所有費用。鑑於本集團的研究及開發活動的性質,並無任何開發費用符合將之確認為資產的準則,故研究及開發費用均在產生的期間確認為支出。

(s) 所得稅

按本年度利潤或虧損計算的所得税包括即期税項及遞延税項。除卻與直接確認為股東權益的項目有關的所得税是在股東權益賬內確認外,所得税均在利潤表內確認。

即期税項是根據本年度應税所得以在結算日施行或實質上施行的税率計算的預計應付税項,以及就以往年度應付税項作出的任何調整。

遞延税項是按負債法計算,就資產與負債在作出財務匯報時的賬面值與計税所用的數額之間的臨時差異計提準備。所提撥的遞延税項數額是根據把資產與負債的賬面值變現或結算的預期情況,以在結算日施行或實質上施行的税率計算。

遞延税項資產只會在未來應課税溢利有可能用作抵銷有關遞延税項資產時才確認。遞延税項資產會減記至有關税務利益不可能再變現的程度。

2 主要會計政策(續)

(n) 擔保、準備及或有負債

(i) 擔保

財務擔保是以合同形式明確當擔保合同受益人(「受益人」)不能根據債務性工具中相應條款的規定償還到期債務時,擔保合同簽發人(即「擔保人」)將代受益人償付特定的款項。

當集團公司做出財務擔保,該擔保的公允價值(如公允價值無法可靠估計,則為交易價格)會被確認為遞延收入,計入應付和其他應付款。當該擔保存在酬金時,酬金將按照集團對該類資產的政策予以確認。如無此類酬金,費用則在確認遞延收入時記入當期損益。

確認的遞延收入將在擔保期間攤銷入各期損益。此外,減值準備將按照註釋2(n)(ii)提取。即,(i)擔保的持有者將就該擔保起訴集團,(ii)對集團主張的權利預計超過現有的,該擔保確認入應付和其他應付款的帳面淨值,即確認的初始值減去累計攤銷。

(ii) 其他準備及或有負債

如本集團或本公司須就過往的事項承擔法律責任或推定責任,而且很可能需要為履行有關責任而導致經濟效益流失,並可作出可靠的估計,便須就不肯定時間或數額的其他負債在資產負債表內確認準備。如果金錢時間值較大,則按預計履行責任所需開支的現值計列準備。

倘若不大可能涉及經濟效益的流失,或是無法對有關數額作出可靠的估計,便會將負債披露為或然負債;但如流失經濟效益的可能性極低則除外。須視乎某宗或多宗未來事件是否發生才能確定存在與否的可能責任,亦會披露為或然負債;但如流失經濟效益的可能性極低則除外。

2 主要會計政策(續)

(j) 現金及現金等價物

現金及現金等價物包括銀行存款及現金、存放於銀行及其他財務機構活期存款、以及短期及高流動性的投資。此等投資可以隨時換算為已知的現金額,而價值變動方面的風險不大,並在購入後三個月內到期。

(k) 應收賬款及其他應收款

應收賬款及其他應收款初始以公允價值入賬,期後以攤餘成本減呆壞賬減值損失(見註釋2(t))後列賬。但如折現至現值的影響不大,則以成本減呆壞賬減值損失(見註釋2(t))列賬。

(l) 可轉換債券

如因轉換債券而發行的股份的數量不會隨將會收到的對價價值的變動而改變,則可供持有人轉為股本的可轉換債券是作為包含負債部分和權益部分的複合金融工具列賬。

可轉換債券的負債部分按未來利息和本金的現值計算,而未來利息和本金的現值是以無轉換權的同類負債於始初確認時所適用的市場利率貼現計算。負債部分在扣除未攤銷交易成本及未攤銷可轉換債券貼現後列賬。

權益部分按發行所得款項超過負債部分計算。

發行可轉換債券所產生的交易成本按發行所得款項的分配比例計算債券各組成部分的應佔交易成本。

可轉換債券貼現是指上文所述的權益,並用作抵銷負債部分的數額。可轉換債券貼現按實際利率法攤銷為利息支出,直至債券換股或到期為止。

負債部分的應佔交易成本按實際利息法攤銷為利息支出,直至債券換股或到期為止。

債券換股時,負債部分、已沒收應計利息及有關的權益部分將構成發行股份的價款。

(m) 應付賬款及其他應付款

應付賬款及其他應付款初始以公允價值入賬。除了按註釋2(n) (i) 計量的財務擔保負債之外,初始計量後,如折現至現值的影響不大,則以成本列賬。

2 主要會計政策(續)

(f) 在建工程

在建工程是指興建中和待安裝的建築物、各類廠房及設備，並按成本減減值損失(見註釋2(t))列賬。成本包括直接建築成本、利息費用、在建期間被視為利息費用調整及相關借入資金的匯兌差額，以及其他指定金融工具的匯兌差額(見註釋2(w))。

在資產大致可作擬定用途時，這些成本便會停止資本化，在建工程亦會轉入物業、廠房及設備項內。

在建工程不計提折舊準備。

(g) 無形資產

無形資產指本集團購入的工業技術。無形資產按成本減去累計攤銷及減值損失(見註釋2(t))後列賬。

資本化無形資產的其後開支只會在令相關的特定資產所產生的未來經濟效益增加時予以資本化。所有其他開支均在產生時列支。

攤銷是在預計可用年限6到10年內以直線法計入利潤表。

(h) 預付租賃

預付租賃是指向中國土地管理部門支付的土地使用權金額。土地使用權按攤銷後成本減減值損失(見註釋2(t))入賬，並按相關租賃期以直線法攤銷。

(i) 存貨

除備品備件、輔助材料及工具外，存貨按成本及可變現淨值之較低者計價列賬。

存貨成本是按加權平均成本法計算，存貨成本包括採購成本、生產成本及其他將存貨運送往現址及變成現狀的費用。

可變現淨值是指扣除估計完工所需成本及估計銷售所需費用後，在日常業務中出售該項目之銷售所得款項。

存貨出售時，存貨的賬面值在相關收入獲確認的期間內確認為開支。存貨數額撇減至可變現淨值及存貨的所有虧損均在出現撇減或虧損期間確認為開支。因可變現淨值增加引致存貨的任何撇減撥回，在撥回期間沖減列作開支的存貨額。

備品備件、輔助材料及工具按成本扣除陳舊準備列賬。

2 主要會計政策(續)

(c) 合併基準(續)

(iii) 綜合賬項時抵銷的交易

集團內部往來的餘額和集團內部交易所產生的未變現利潤均在編製綜合財務報表時抵銷。未變現虧損的抵銷方法與未變現利潤相同,但抵銷額只限於沒有證據顯示已出現減值。

抵銷與聯營公司及合營公司進行交易所產生的未變現利潤以本集團在該公司的權益為限,除非未變現虧損證明已轉讓的資產出現減值,則該減值部分需立即在利潤表內確認。

(d) 投資

沒有流通市場報價或不能可靠地釐定其公允價值的股權投資是按成本減除減值損失在資產負債表內列示(見註釋2(t))。

於本集團承諾其購買/出售投資當日對投資進行確認/不予確認。

(e) 物業、廠房及設備

(i) 物業、廠房及設備以成本減累計折舊和減值損失(見註釋2(t))列示。資產的成本包括採購價及任何將資產變成可用狀態及運往現址作擬定用途的直接應佔成本。

(ii) 假若因替換某部分物業、廠房及設備而使之帶來未來經濟效益很可能流入本集團時,而該替換成本能可靠地計量,本集團會將該發生的費用確認於物業、廠房及設備的賬面金額。所有其他支出均在發生時於利潤表列支。

(iii) 報廢或出售物業、廠房及設備所產生的損益是以資產的出售所得淨額與賬面值之間的差額釐定,並在報廢或出售當日在利潤表內確認為收入或支出。

(iv) 折舊是根據下列某部分物業、廠房及設備的預計可使用年限,在扣除估計殘值後以直線法沖銷其成本計提準備:

建築物	10年至20年
廠房、機器及設備	6年至15年
運輸車輛及其他相關設備	2年至12年

若某一項物業、廠房及設備的不同部分有不同的可用年限,則將該項資產的成本按合理的基準分攤到各部分,然後各部分分別計提折舊。各資產的可用年限及剩餘價值(如有)將每年被審查。

2 主要會計政策(續)

(b) 編製基準

截至2006年12月31日止年度的綜合財務報表包括本集團及本集團應佔聯營公司之權益。本財務報表是以歷史成本基準編製。

根據《國際財務報告準則》,管理層在編製財務報表時需要作出判斷、估計和假設,這些判斷、估計和假設會影響會計政策的應用和資產與負債及收入與支出的匯報數額。這些估計和相關假設是根據以往經驗和在當時情況下認為合理的多項其他因素作出,其結果構成了管理層就無法從其他途徑即時得知的資產與負債賬面值所作判斷的基礎。實際業績可能有別於這些估計。

這些估計和相關假設是按持續經營基準審閱。假如會計估計的修訂只會影響作出有關修訂的會計期間,便會在該期間內確認;但如對當期和未來的會計期間均有影響,則會在作出有關修訂的期間和未來期間確認。

管理層於應用《國際財務報告準則》時所採用而將會對財務報表有重大影響和有重大風險導致於下年度作出重大調整的估計,已列於註釋37。

(c) 合併基準

(i) 聯營公司

聯營公司是指本集團對其財務及經營決策有重大影響力但並非控制或共同控制的企業。綜合財務報表載有按權益法佔聯營公司可確認的利潤及虧損總額的部分,由本集團對該聯營公司發揮重大影響力開始當日至停止當日計算。當本集團分擔聯營公司的虧損大於本集團的所持權益,該投資的賬面值會減至零;除非本集團另有法律責任、推定責任或曾代聯營公司付款,否則會停止分擔聯營公司的虧損。

在本公司的資產負債表中,聯營公司投資是以成本減除減值損失列示(見註釋2(t))。

(ii) 合營公司

合營公司是指本集團根據合約安排,可共同控制其運作的企業。綜合財務報表載有本集團由共同控制開始當日起至共同控制結束當日止,在各合營公司所佔按相似性質劃分的資產與負債及收入與支出項目。

在本公司的資產負債表中,合營公司投資是以成本減除減值損失列示(見註釋2(t))。

1 公司背景

鞍鋼股份有限公司(「本公司」)於1997年5月8日在中華人民共和國(「中國」)成立為股份有限公司。於2006年6月20日本公司年度股東大會通過特別決議，本公司更名為「鞍鋼股份有限公司」，並於2006年9月29日取得了變更後的企業法人營業執照。

2006年度，本公司從鞍山鋼鐵集團(「鞍鋼集團」)收購了新鋼鐵公司100%股權(「收購」)，支付對價人民幣197.12億元。收購完成後，新鋼鐵公司的所有資產和負債移交給本公司，新鋼鐵公司已經申請註銷。

本公司及合營公司(「本集團」)的主要業務為生產及銷售熱軋卷板、冷軋薄板、鍍鋅鋼板、無縫管、線材、厚板、大型鋼材及鋼坯。

2 主要會計政策

(a) 遵例聲明

本財務報表是按照國際會計準則委員會(「國準會」)所頒佈的《國際財務報告準則》(「《國際財務報告準則》」)編製。《國際財務報告準則》包括個別適用的國際財務報告準則、《國際會計準則》(「《國際會計準則》」)及相關詮釋。

本財務報表同時符合香港《公司條例》的披露要求，以及適用的《香港聯合交易所有限公司證券上市規則》的披露規定(「上市規則」)。

以下是本集團在編制本財務報表時所採用的主要會計政策概要。

本公司亦編製符合中國會計準則的財務報表。根據《國際財務報告準則》及中國會計準則編製的本集團年度利潤及本公司股東應佔權益的調節表載於第199頁。

國準會已頒佈一些全新及經修訂的《國際財務報告準則》，並於本集團及本公司當期會計期間首次生效或提早採用。然而，提前應用這些與本集團及本公司有關的準則並沒有引致重大的會計政策的改變。

綜合現金流量表

截至2006年12月31日止年度
(按照《國際財務報告準則》編製)
(以人民幣列示)

	註釋	2006年 人民幣百萬元	2005年 人民幣百萬元
經營活動			
經營活動現金流量	30	**13,005**	3,742
已收利息		**14**	17
已付利息		**(972)**	(117)
已付所得稅		**(1,920)**	(1,188)
經營活動現金流量淨額		**10,127**	2,454
投資活動			
資本開支		**(10,191)**	(2,673)
處置物業、廠房及設備所得款項		**51**	2
投資聯營公司		**(18)**	(2)
三個月後到期的定期存款減少		**—**	934
收購新鋼鐵公司現金流出	31	**(1,730)**	—
投資活動現金流量淨額		**(11,888)**	(1,739)
融資活動			
已付股利		**(666)**	(889)
銀行借貸所得現金		**14,572**	117
償還銀行貸款		**(10,989)**	(1,204)
贖回可轉換債券		**—**	(3)
其他融資活動所付現金		**(18)**	—
融資活動現金流量淨額		**2,899**	(1,979)
現金及現金等價物增加/(減少)淨額		**1,138**	(1,264)
1月1日的現金及現金等價物		**562**	1,813
所持現金的匯率變動影響		**(2)**	13
12月31日的現金及現金等價物		**1,698**	562

第148頁至第198頁的註釋為本財務報表的組成部分。

綜合股東權益變動表

截至2006年12月31日止年度
(按照《國際財務報告準則》編製)
(以人民幣列示)

	註釋	股本 人民幣百萬元	股本溢價 人民幣百萬元	儲備 人民幣百萬元	留存利潤 人民幣百萬元	合計 人民幣百萬元
2005						
2005年1月1日		2,963	3,057	974	3,028	10,022
年度淨利潤		—	—	—	2,117	2,117
年度轉撥		—	—	418	(418)	—
可轉換債券轉股		—	1	—	—	1
末期股利－2004年	9(b)	—	—	—	(889)	(889)
2005年12月31日		2,963	3,058	1,392	3,838	11,251
2006						
2006年1月1日		2,963	3,058	1,392	3,838	11,251
年度淨利潤		—	—	—	7,094	7,094
年度擬轉撥		—	—	684	(684)	—
收購鞍鋼集團新鋼鐵有限責任公司(「新鋼鐵公司」)發行的A股	25(a)	2,970	9,771	—	—	12,741
發行新股的費用	25(a)	—	(18)	—	—	(18)
末期股利－2005年	9(b)	—	—	—	(1,067)	(1,067)
2006年12月31日		5,933	12,811	2,076	9,181	30,001

第148頁至第198頁的註釋為本財務報表的組成部分。

2006年12月31日
(按照《國際財務報告準則》編製)
(以人民幣列示)

	註釋	2006年 人民幣百萬元	2005年 人民幣百萬元
承前總資產減流動負債		**41,195**	11,663
非流動負債			
銀行貸款	24	**8,811**	300
長期應付最終控股公司款	31	**2,324**	—
		11,135	300
淨資產		**30,060**	11,363
股本及儲備			
股本	25	**5,933**	2,963
股本溢價	26	**12,811**	3,058
儲備	27	**2,076**	1,392
留存利潤	28	**9,240**	3,950
本公司股東應佔權益總額		**30,060**	11,363

經董事會於2007年4月10日核准及授權發表。

張曉剛	**付吉會**
董事長	*董　事*

第148頁至第198頁的註釋為本財務報表的組成部分。

2006年12月31日
(按照《國際財務報告準則》編製)
(以人民幣列示)

	註釋	2006年 人民幣百萬元	2005年 人民幣百萬元
非流動資產			
物業、廠房及設備	12	**32,411**	5,910
無形資產	13	**27**	—
在建工程	14	**8,257**	2,882
預付租賃	15	**5,465**	295
於合營公司的投資	16	**649**	268
於聯營公司的投資	17	**51**	33
其他投資	18	**10**	10
遞延税項資產	7(b)	**112**	38
		46,982	9,436
流動資產			
存貨	19	**7,036**	2,440
應收同系子公司款		**865**	593
應收賬款	20	**1,600**	676
預付款、訂金及其他應收款		**348**	103
可收回所得税		**261**	41
現金及現金等價物	21	**1,480**	515
		11,590	4,368
流動負債			
應付賬款	22	**2,537**	407
應付最終控股公司款		**16**	5
應付同系子公司款		**1,049**	42
其他應付款		**4,158**	1,087
短期銀行貸款	24	**7,293**	600
長期應付最終控股公司款的流動部分	31	**2,324**	—
		17,377	2,141
淨流動(負債)/資產		**(5,787)**	2,227
總資產減流動負債結轉		**41,195**	11,663

綜合資產負債表*(續)*

2006年12月31日
(按照《國際財務報告準則》編製)
(以人民幣列示)

	註釋	2006年 人民幣百萬元	2005年 人民幣百萬元
承前總資產減流動負債		**41,414**	11,855
非流動負債			
銀行貸款	24	**9,089**	604
長期應付最終控股公司款	31	**2,324**	—
		11,413	604
淨資產		**30,001**	11,251
股本及儲備			
股本	25	**5,933**	2,963
股本溢價	26	**12,811**	3,058
儲備	27	**2,076**	1,392
留存利潤		**9,181**	3,838
本公司股東應佔權益總額		**30,001**	11,251

經董事會於2007年4月10日核准及授權發表。

張曉剛 *董事長*　　　　**付吉會** *董　事*

第148頁至第198頁的註釋為本財務報表的組成部分。

綜合資產負債表

2006年12月31日
(按照《國際財務報告準則》編製)
(以人民幣列示)

	註釋	**2006年 人民幣百萬元**	2005年 人民幣百萬元
非流動資產			
物業、廠房及設備	12	**32,834**	6,365
無形資產	13	**48**	24
在建工程	14	**8,401**	2,886
預付租賃	15	**5,486**	316
於聯營公司的投資	17	**49**	31
其他投資	18	**10**	10
遞延税項資產	7(b)	**114**	39
		46,942	9,671
流動資產			
存貨	19	**7,220**	2,608
應收同系子公司款		**708**	282
應收賬款	20	**1,729**	933
預付款、訂金及其他應收款		**378**	127
可收回所得税		**261**	41
現金及現金等價物	21	**1,698**	562
		11,994	4,553
流動負債			
應付賬款	22	**2,537**	419
應付最終控股公司款		**16**	5
應付同系子公司款		**1,051**	44
其他應付款		**4,210**	1,143
短期銀行貸款	24	**7,384**	758
長期應付最終控股公司款的流動部分	31	**2,324**	—
		17,522	2,369
淨流動(負債)/資產		**(5,528)**	2,184
總資產減流動負債結轉		**41,414**	11,855

綜合利潤表

截至2006年12月31日止年度
(按照《國際財務報告準則》編製)
(以人民幣列示)

	註釋	**2006年 人民幣百萬元**	2005年 人民幣百萬元
營業額	4	**54,596**	26,488
銷售成本		**(41,290)**	(22,673)
銷售有關稅金		**(370)**	(91)
毛利		**12,936**	3,724
其他營業(支出)/收入	5	**(369)**	110
分銷及其他營業費用		**(959)**	(463)
管理費用		**(1,506)**	(314)
營業利潤		**10,102**	3,057
淨財務成本	6(a)	**(715)**	(19)
應佔聯營公司溢利減虧損		**—**	(2)
稅前利潤	6	**9,387**	3,036
所得稅	7(a)	**(2,293)**	(919)
本公司股東應佔的年度利潤	10	**7,094**	2,117
應付本公司股東的年度股利			
於結算日後擬派末期股利	9	**3,441**	1,067
每股盈利	11		
—基本		**人民幣1.196元**	人民幣0.715元

第148頁至第198頁的註釋為本財務報表的組成部分。

意見

我們認為，該等綜合財務報表已按照國際會計準則委員會頒佈的國際財務報告準則真實而公平地反映貴公司及貴集團於2006年12月31日的財務狀況及貴集團截至該日止年度的利潤及現金流量，並已按照香港《公司條例》的披露規定妥為編製。

畢馬威會計師事務所
執業會計師

香港中環
遮打道10號
太子大廈8樓
2007年4月10日

國際核數師報告書

致鞍鋼股份有限公司各股東
(前身為鞍鋼新軋鋼股份有限公司)
(於中華人民共和國成立的有限公司)

本核數師(以下簡稱「我們」)已審核列載於第141頁至第198頁鞍鋼股份有限公司的綜合財務報表，此財務報表包括於2006年12月31日的綜合及公司資產負債表與截至該日止年度的綜合利潤表、綜合權益變動表和綜合現金流量表，以及主要會計政策概要及其他附註解釋。

董事就財務報表須承擔的責任

董事須負責根據國際會計準則委員會頒佈的國際財務報告準則及香港《公司條例》的披露規定而編製及真實而公平地列報該等財務報表。這責任包括設計、實施及維護與編製及真實而公平地列報財務報表相關的內部控制，以使財務報表不存在由於欺詐或錯誤而導致的重大錯誤陳述;選擇和應用適當的會計政策;及按情況下作出合理的會計估計。

核數師的責任

我們的責任是根據我們的審核對該等財務報表作出意見，並僅向整體股東報告。除此以外，我們的報告書不可用作其他用途。我們概不就本報告書的內容，對任何其他人士負責或承擔法律責任。

我們已根據香港會計師公會頒佈的香港審計準則進行審核。這些準則要求我們遵守道德規範，並規劃及執行審核，以合理確定此等財務報表是否不存有任何重大錯誤陳述。

審核涉及執行程序以獲取有關財務報表所載金額及披露資料的審核憑證。所選定的程序取決於核數師的判斷，包括評估由於欺詐或錯誤而導致財務報表存有重大錯誤陳述的風險。在評估該等風險時，核數師考慮與該公司編製及真實而公平地列報財務報表相關的內部控制，以設計適當的審核程序，但並非為對公司的內部控制的效能發表意見。審核亦包括評價董事所採用的會計政策的合適性及所作出的會計估計的合理性，以及評價財務報表的整體列報方式。

我們相信，我們所獲得的審核憑證是充足和適當地為我們的審核意見提供基礎。

資產減值準備明細表

截至2006年12月31日止年度
(按照《中國會計準則及制度》編製)

本集團

	年初餘額 人民幣百萬元	本年增加 人民幣百萬元	本年轉回/沖銷 人民幣百萬元	年末餘額 人民幣百萬元
一. 壞賬準備合計				
其中：應收賬款	—	2	(2)	—
其他應收款	—	4	(4)	—
二. 存貨跌價準備合計	67	39	(13)	93
其中：原材料	2	—	—	2
產成品	17	—	(13)	4
備品備件及低值易耗品等	48	39	—	87
三. 固定資產減值準備合計	—	118	—	118
其中：房屋及建築物	—	47	—	47
機器及設備	—	67	—	67
其他	—	4	—	4

本公司

	年初餘額 人民幣百萬元	本年增加 人民幣百萬元	本年轉回/沖銷 人民幣百萬元	年末餘額 人民幣百萬元
一. 壞賬準備合計				
其中：應收賬款	—	2	(2)	—
其他應收款	—	4	(4)	—
二. 存貨跌價準備合計	48	39	—	87
其中：備品備件及低值易耗品等	48	39	—	87
三. 固定資產減值準備合計	—	118	—	118
其中：房屋及建築物	—	47	—	47
機器及設備	—	67	—	67
其他	—	4	—	4

37 資產負債表日後事項(續)

(c) 於2007年4月10日，本公司董事會通過了《關於鞍鋼股份有限公司2007年配股方案的議案》，公司擬採取向全體股東按每10股配約2股至3股的比例進行配股，並將募集資金作為投資建設鮁魚圈項目的部份投資款。此項議案尚待股東大會和相關政府或監管機構批准。

38 分部資料

本集團主要以生產和銷售鋼材的業務分部運營，並以國內銷售為主，另有部分鋼材產品出口到不同國家和地區。有關主營業務收入和主營業務利潤分地區資料詳情如下：

本集團

項目	中國境內		其他國家和地區		合計	
	2006年	2005年	**2006年**	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
主營業務收入合計	**41,117**	21,001	**13,479**	5,487	**54,596**	26,488
主營業務利潤合計	**9,456**	2,842	**3,524**	913	**12,980**	3,755

本公司

項目	中國境內		其他國家和地區		合計	
	2006年	2005年	**2006年**	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
主營業務收入合計	**41,215**	21,217	**12,984**	5,079	**54,199**	26,296
主營業務利潤合計	**9,386**	2,819	**3,486**	909	**12,872**	3,728

36 非經常性損益

根據《公開發行證券的公司信息披露規範問答第1號-非經常性損益》(2004年修訂)的規定，本集團非經常性損益列示如下：

	本集團	
	2006年	2005年
	人民幣百萬元	*人民幣百萬元*
處置固定資產的淨損失	**(282)**	—
固定資產減值準備	**(118)**	—
罰款收入	**3**	—
非經常性損益總額	**(397)**	—
減：以上各項對稅務的影響	**131**	—
非經常性損益淨額	**(266)**	—

37 資產負債表日後事項

(a) 本集團於2007年1月1日起執行中華人民共和國財政部於2006年2月15日頒佈的企業會計準則(「新會計準則」)，不再執行現行企業會計準則和《企業會計制度》(「現行會計準則」)。本集團執行新會計準則後可能會對按現行會計準則確定的會計政策、會計估計進行變更，並因此可能對本集團的財務狀況和經營成果產生影響。

(b) 《中華人民共和國企業所得稅法》(以下簡稱「新稅法」)已由中華人民共和國第十屆全國人民代表大會第五次會議於2007年3月16日通過，自2008年1月1日起執行。根據新稅法規定，本公司和鞍鋼新船目前適用的所得稅稅率33%將自2008年1月1日起變更為25%。新稅法對本公司和鞍鋼新船2006年12月31日資產負債表中應交稅金的賬面價值沒有影響。

本公司的合營公司鞍蒂大連、一汽鞍井及鞍蒂長春目前享受「兩免三減半」的優惠政策或註冊於高新技術開發區而享受優惠稅率，預計將在5年內逐步過渡到25%的標準稅率。但是新稅法沒有詳細說明現行優惠稅率如何逐步過渡到25%標準稅率。新稅法對上述合營公司2006年12月31日資產負債表中應交稅金的賬面價值沒有影響。

35 承擔

(a) 資本承擔

於12月31日，本集團/本公司的資本承擔如下：

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
	人民幣百萬元	*人民幣百萬元*	***人民幣百萬元***	*人民幣百萬元*
已訂合同				
一生產線建設及改造	**11,264**	847	**10,964**	847
一投資	**167**	188	**167**	188
一收購新鋼鐵公司*(註(i))*	**—**	19,692	**—**	19,692
已批准但未訂合同				
一生產線建設及改造	**16,596**	730	**16,022**	385
	28,027	21,457	**27,153**	21,112

(註(i))： 本公司已於2006年1月完成收購新鋼鐵公司100%的權益(見附註21)。

(註(ii))： 於2006年12月31日，合營公司的資本承擔為人民幣1,748百萬元(2005：人民幣690百萬元)，此金額已按本集團佔各合營公司權益的比例確認到本集團的資本承擔中。

(b) 其他承擔

根據2002年10月20日本公司與中國銀行遼寧省分行簽署的資金支持協議，如果鞍帝大連資金不足致使鞍帝大連的興建工程不能完成，或鞍帝大連在興建工程竣工後沒有足夠資金供其運營所需或償還貸款，本公司需向鞍帝大連提供資金(見附註32(d)(i))。

33 退休保險及其他員工福利

根據遼寧省勞動社會保障廳遼勞社批 [2005] 2號文件規定，本公司在職職工養老保險的計提比例為20%(2005：22.5%)。

鞍蒂大連、鞍鋼新船、一汽鞍井及鞍蒂長春根據當地勞動機構的規定，按照工資總額的19%至27%(2005：19%)計提職工養老保險。

34 合營公司及聯營公司

於2006年12月31日，本公司的合營公司的詳細情況如下：

單位名稱	註冊資本	本公司所佔權益比例	實際投資額	經營範圍
鞍蒂大連	美元132百萬元	50%	美元60百萬元	生產及銷售成卷的熱鍍鋅及合金化鋼板材和帶材產品
鞍鋼新船(註)	人民幣40百萬元	50%	人民幣70百萬元	鋼材加工、結構件製作、配送及銷售
一汽鞍井	人民幣90百萬元	50%	人民幣45百萬元	鋼材產品的加工、銷售及配送等
鞍蒂長春	美元12百萬元	50%	美元6百萬元	生產、加工和銷售鋼材及相關服務

註： 鞍鋼新船的註冊資本於2007年2月25日變更為人民幣140百萬元。新增實收資本已由大連中原會計師事務所有限公司驗證，並於2006年9月22日出具了大中原會師內驗字(2006)52號驗資報告。

於2006年12月31日，本公司的聯營公司的詳細情況如下：

單位名稱	註冊資本	本公司所佔權益比例	實際投資額	經營範圍
鞍鋼瀋陽	人民幣48百萬元	30%	人民幣14百萬元	鋼鐵加工銷售、倉儲及配送等業務
長春拼焊板	美元10百萬元	45%	美元4.5百萬元	開發、生產、銷售、經銷和出口激光拼焊板

32 關聯方及其交易(續)

(d) 與鞍蒂大連有關的重大關聯交易：

(i) 本公司對鞍蒂大連的股權投資

本公司將持有的鞍蒂大連50% 股權質押給中國銀行，作為鞍蒂大連履行銀團貸款的協議義務的擔保。

根據2002年10月20日本公司與中國銀行遼寧省分行簽署的資金支持協議，如果鞍蒂大連資金不足致使鞍蒂大連的興建工程不能完成，或鞍蒂大連在興建工程竣工後沒有足夠資金供其運營所需或償還貸款，本公司將向鞍蒂大連提供資金支持，其最高義務限額為800萬美元，且自銀團貸款第10個本金償還日後，減至400萬美元。

(ii) 本公司對鞍蒂大連銷售產品

本公司2006年度向鞍蒂大連銷售產品實現銷售收入人民幣1,449百萬元(2005：人民幣1,607百萬元)。

(iii) 鞍蒂大連向德國蒂森銷售產品及採購原料

鞍蒂大連按照與獨立第三方相似的條件與定價原則向德國蒂森銷售產品及採購原料。2006年產品銷售收入及原料採購支出總額分別為人民幣70百萬元 (2005：人民幣288百萬元) 及人民幣55百萬元 (2005：人民幣45百萬元) 。其中，產品銷售收入人民幣35百萬元 (2005：人民幣144百萬元) 及採購成本人民幣28百萬元 (2005：人民幣23百萬元) 被合併在本集團合併財務報表中。

(e) 應收、應付關聯方公司款及借款餘額

	本集團		**本公司**	
	2006	2005	**2006**	2005
	人民幣百萬元	*人民幣百萬元*	***人民幣百萬元***	*人民幣百萬元*
應收賬款	**328**	256	**485**	256
預付賬款	**380**	128	**380**	128
應付賬款	**(202)**	(19)	**(202)**	(19)
預收賬款	**(435)**	(73)	**(435)**	(73)
其他應付款	**(430)**	(58)	**(428)**	(57)
短期借款	**(500)**	—	**(500)**	—
長期借款	**(3,200)**	—	**(3,200)**	—
一年內到期的長期應付款	**(2,324)**	—	**(2,324)**	—
長期應付款	**(2,324)**	—	**(2,324)**	—

32 關聯方及其交易(續)

(c) 本公司與鞍山鋼鐵集團重大關聯交易詳情:(續)

(iv) 能源動力供應

本公司主要按國家定價向鞍山鋼鐵集團購買電力。

(v) 接受支持性服務

鞍山鋼鐵集團向本公司提供支持性服務，包括鐵路與公路運輸服務;代理進口原材料、機器、備品備件及輔助材料;國內銷售及出口產品代理服務;檢修服務;設計和工程服務;工程項目代理及管理服務及職業支持等各項服務。服務費以國家定價、市場價格、定率佣金計算或不用支付費用。

(vi) 利息收入/支出

鞍山鋼鐵集團以國家定價為本公司提供資金結算業務、貨幣存款、貸款及貼現等金融服務。

收購新鋼鐵公司之延遲現金付款以中國人民銀行公佈的同期貸款利率計算利息。

(vii) 帶料加工

本公司向鞍山鋼鐵集團提供帶料加工服務，並按本公司對獨立第三方客戶的平均價格收取加工費。

(viii) 貸款擔保

本公司於2006年12月31日的銀行貸款金額中共計人民幣4,003百萬元(2005:人民幣900百萬元)，由鞍鋼集團提供擔保(見附註20)。

(ix) 原材料與服務供應協議

本公司與鞍鋼集團公司於2004年12月29日簽訂一份新原材料與服務供應協議(「新協議」)。該協議已於收購新鋼鐵公司完成日起生效並取代原有之原材料與服務供應協議。新協議之定價條款無重大修改。

32 關聯方及其交易(續)

(c) 本公司與鞍鋼集團及所屬子公司(以下簡稱「鞍山鋼鐵集團」;2005年比較數字包括新鋼鐵公司)重大關聯交易詳情:

	附註	2006年 人民幣百萬元	2005年 人民幣百萬元
銷售產品(未扣減城市維護建設稅及其它附加)	(i)	**1,885**	2,201
銷售廢料(未扣減城市維護建設稅及其它附加)	(i)	**150**	767
提供綜合性服務	(i)	**394**	—
採購			
— 原材料	(ii)	**11,184**	18,410
— 輔助材料及備品備件	(iii)	**1,493**	160
能源動力供應	(iv)	**1,031**	359
接受支持性服務	(v)	**4,589**	512
利息收入	(vi)	**5**	4
利息支出	(vi)	**94**	—
帶料加工	(vii)	**—**	91

(i) 銷售產品、廢料及提供綜合性服務

本公司向鞍山鋼鐵集團銷售鋼材產品及廢鋼料。銷售價格主要以本公司與獨立第三方上一個月的平均銷售價格或市場價格計算。

本公司向鞍山鋼鐵集團以國家定價、生產成本加5%或市場價格提供綜合性服務,包括:煤氣、電、蒸氣及運輸服務等。

(ii) 採購原材料

本公司向鞍山鋼鐵集團採購原材料,採購價格每半年調整一次。

採購價格主要以不高於前一半年度原材料進口平均報價加上運費,再加上品位調價,或本公司向獨立第三方採購平均價加上工序成本加10%(如適用)計算。

(iii) 採購輔助材料及備品備件

本公司向鞍山鋼鐵集團採購輔助材料及備品備件,採購價格以不高於鞍山鋼鐵集團有關成員公司上一個月報予獨立第三方的平均售價計算。

32 關聯方及其交易

(a) 存在控制關係的關聯方：

企業名稱	註冊地址	主營業務	與本公司關係	經濟性質	法定代表人
鞍鋼集團	遼寧省 鞍山市 鐵西區	生產及銷售 鋼材、金屬 製品、鑄鐵管、 金屬結構等	母公司	全民	劉玠(註)

註：於2007年2月14日鞍鋼集團法定代表人變更為張曉剛。

2006年12月31日鞍鋼集團的註冊資本為人民幣10,794百萬元 (2005：10,794百萬元)。鞍鋼集團在本公司投資比例佔本公司股本總額的67.25%(2005：38.17%)。本年度內鞍鋼集團註冊資本沒有變化，其在本公司持股比例變化請參看附註22「股本」。

(b) 不存在控制關係的關聯方：

企業名稱	與本公司的關係
鞍鋼集團國際經濟貿易公司	與本公司同為鞍鋼集團的子公司
鞍鋼財務	與本公司同為鞍鋼集團的子公司
鞍蒂大連	本公司的合營公司
鞍鋼新船	本公司的合營公司
一汽鞍井	本公司的合營公司
鞍蒂長春	本公司的合營公司
鞍鋼瀋陽	本公司的聯營公司 與本公司同為鞍鋼集團的子公司
長春拼焊板	本公司的聯營公司
鞍鋼集團其他所屬子公司	與本公司同為鞍鋼集團的子公司

29 其他業務利潤

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
銷售材料、包裝物利潤	**3**	2	**1**	2
廢鋼	**6**	101	**6**	99
其他	**5**	1	**5**	1
	14	104	**12**	102

30 財務費用

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
利息及票據貼現費用	**972**	118	**944**	89
減:在建工程資本化金額*(附註12)*	**(37)**	(21)	**(37)**	(21)
淨利息費用	**935**	97	**907**	68
淨匯兑收益	**(22)**	(19)	**(24)**	(14)
利息收入	**(14)**	(15)	**(14)**	(14)
手續費	**2**	1	**2**	1
	901	64	**871**	41

31 投資收益/(損失)

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
合營公司長期股權投資收益/(損失)—權益法*(附註10(a))*	**—**	—	**49**	(25)
聯營公司長期股權投資損失—權益法*(附註10(b))*	**—**	(2)	**—**	(2)
其它長期股權投資收益—成本法	**3**	1	**3**	1
	3	(1)	**52**	(26)

本集團投資收益匯回不存在重大限制。

26 主營業務收入

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
鍍鋅及彩塗板	**5,193**	4,278	**4,072**	3,302
冷軋薄板	**9,523**	8,706	**10,247**	9,490
冷軋硅鋼	**3,341**	—	**3,341**	—
熱軋	**17,834**	—	**17,834**	—
線材	**2,863**	2,799	**2,863**	2,799
大型材	**2,463**	4,599	**2,463**	4,599
厚板	**4,819**	5,282	**4,819**	5,282
中板	**3,312**	—	**3,312**	—
無縫	**2,489**	—	**2,489**	—
中小型材	**369**	—	**369**	—
鋼坯	**9**	824	**9**	824
鐵水	**51**	—	**51**	—
其他	**2,330**	—	**2,330**	—
	54,596	26,488	**54,199**	26,296

本集團主營業務收入主要是從事生產和銷售鋼材業務所取得的收入。本集團的分部資料已於附註38中列示。

截至2006年12月31日，本集團向前五名客戶銷售總額為人民幣10,659百萬元(2005：人民幣12,572百萬元)，佔本集團全部銷售收入的20%(2005：48%)。

27 主營業務成本

本集團主營業務成本主要是指生產和銷售鋼材業務發生的成本。本集團的分部資料已於附註38中列示。

28 主營業務稅金及附加

		本集團/本公司	
		2006年	2005年
	計繳標準	**人民幣百萬元**	人民幣百萬元
城市維護建設稅	繳納增值稅和營業稅的7%	**235**	58
教育費附加及地方教育費	繳納增值稅和營業稅的3%及1%	**135**	33
		370	91

24 盈餘公積

	本集團/本公司 法定盈餘公積 人民幣百萬元	法定公益金 人民幣百萬元	合計 人民幣百萬元
年初餘額	772	772	1,544
加：提取法定盈餘公積	684	—	684
法定公益金轉入/(出)(註)	772	(772)	—
年末餘額	2,228	—	2,228

註： 根據2006年1月1日起施行的《公司法》第167條及2006年6月20日修訂後的公司章程，本公司不再提取法定公益金。根據中華人民共和國財政部頒佈的《關於《公司法》施行後有關企業財務處理問題的通知》，本公司對2005年12月31日的公益金結餘人民幣772百萬元，轉作盈餘公積管理使用。

25 未分配利潤

分配普通股股利

(i) 本年內分配普通股股利

股東大會於2006年6月20日批准本公司向截止至2006年6月27日在冊的普通股股東派發2005年度現金股利，每股人民幣0.36元(2005：每股人民幣0.30元)，但不含2006年度向鞍鋼集團定向增發的股份29.7億股。本公司於2006年6月28日向人民幣普通股股東派發2005年度現金股利，共人民幣746百萬元(2005：人民幣622百萬元)。本公司於2006年7月18日向H股股東派發2005年度現金股利，共人民幣321百萬元(2005：人民幣267百萬元)。

(ii) 於資產負債表日後提議分配的普通股股利

董事會於2007年4月10日提議本公司向普通股股東派發現金股利，每股人民幣0.58元(2005：每股人民幣0.36元)，共人民幣3,441百萬元(2005：人民幣1,067百萬元)。此項提議尚待股東大會批准。於資產負債表日後提議派發的現金股利並未在資產負債表日確認為負債。

22 股本(續)

根據國務院國有資產監督管理委員會《關於鞍鋼新軋鋼股份有限公司股權分置改革有關問題的批復》，本公司於2005年12月1日進行股權分置改革。鞍鋼集團向股權分置改革方案實施的股份變更登記日(2005年12月1日)登記在冊的流通人民幣普通股股東支付188百萬股股份(不考慮股權分置改革方案派發的認購權證行權情況)。本次股權分置方案實施後，鞍鋼集團所持有本公司股份減少188百萬股，同時無限售條件人民幣普通股股東增加本公司股份188百萬股。

根據本公司股權分置的改革方案，鞍鋼集團向股權分置改革方案實施的認購權證的股權登記日登記在冊的流通人民幣普通股股東派發113百萬份歐式備兑認購權證。在行權日(2006年12月5日)權證持有人行權111百萬股，使鞍鋼集團所持有本公司股份減少111百萬股，無限售條件人民幣普通股相應增加111百萬股。

本年度新增股本已由畢馬威華振會計師事務所驗證，並於2006年1月26日出具了KPMG-A(2006)CR No.0005號驗資報告。

23 資本公積

	本集團/本公司		
	2006年 1月1日 *人民幣百萬元*	**本年增加** *人民幣百萬元*	**2006年 12月31日** *人民幣百萬元*
股本溢價(註)	3,083	9,753	12,836
無法支付的應付款項	7	1	8
其他資本公積	—	3	3
	3,090	9,757	12,847

註： 如附註21所述，本公司於2006年1月向鞍鋼集團以每股人民幣4.29元定向增發29.7億股每股面值人民幣1元人民幣普通股(共計人民幣127.4億元)，產生股本溢價為人民幣9,771百萬元，扣除發行費用人民幣18百萬元，增加資本公積人民幣9,753百萬元。

21 長期應付款

本公司與鞍鋼集團於2005年10月20日簽訂了《關於鞍鋼集團新鋼鐵有限責任公司100%股權的收購協議(2005年)》(以下簡稱「收購協議」),以人民幣196.9億元及根據收購協議規定作出的對價調整數收購根據鞍鋼集團鋼政發[2004]22號《關於鞍鋼集團新鋼鐵有限責任公司資產重組方案的通知》進行重組後的新鋼鐵公司100%的股權。最終的收購價款為人民幣197.12億元。

本公司已於2006年1月完成上述收購,並向鞍鋼集團以每股人民幣4.29元定向增發29.7億股每股面值人民幣1元人民幣普通股(共計人民幣127.4億元),用於支付收購新鋼鐵公司100%股權的部份收購價款。餘下的延遲現金付款將會於收購完成日後三年內分三期支付。本公司於2006年度已支付人民幣2,324百萬元。該延遲現金支付款利息以中國人民銀行公佈的同期貸款利率計算。

22 股本

	本集團/本公司			
	2006年		2005年	
	百萬股	人民幣百萬元	百萬股	人民幣百萬元
已發行及實收股本				
有限售條件的人民幣普通股股份				
國家持股				
每股面值人民幣1元				
年初餘額	**1,131**	**1,131**	1,319	1,319
發行新股(附註21)	**2,970**	**2,970**	—	—
股權分置改革減少	—	—	(188)	(188)
認購權證行權減少	**(111)**	**(111)**	—	—
年末餘額	**3,990**	**3,990**	1,131	1,131
無限售條件的股份				
人民幣普通股				
每股面值人民幣1元				
年初餘額	**942**	**942**	754	754
股權分置改革增加	—	—	188	188
認購權證行權增加	**111**	**111**	—	—
年末餘額	**1,053**	**1,053**	942	942
外資普通股(「H股」)				
每股面值人民幣1元				
年初及年末餘額	**890**	**890**	890	890
	5,933	**5,933**	2,963	2,963

本公司所有人民幣普通股和H股在各重大方面均享有同等權利。

20 長期借款*(續)*

本集團和本公司的長期借款(包括一年內到期的長期借款)按借款條件分析列示如下：

	本集團		本公司	
	2006年 **人民幣百萬元**	2005年 人民幣百萬元	**2006年** **人民幣百萬元**	2005年 人民幣百萬元
信用借款	**7,521**	—	**7,521**	—
擔保借款*(註)*	**4,003**	900	**4,003**	900
抵押/質押借款	**319**	345	**—**	—
	11,843	1,245	**11,524**	900

本集團和本公司的長期借款到期日分析列示如下：

	本集團		本公司	
	2006年 **人民幣百萬元**	2005年 人民幣百萬元	**2006年** **人民幣百萬元**	2005年 人民幣百萬元
一年到二年	**2,743**	341	**2,703**	300
二年到三年	**3,641**	40	**3,600**	—
三年以上	**2,705**	223	**2,508**	—
	9,089	604	**8,811**	300

註： 本公司擔保借款主要用於設備改造項目，由鞍鋼集團提供擔保。

鞍帝大連於2002年10月簽署了由中國銀行安排的銀團貸款協議(以下簡稱「《貸款協議》」)。借款總額度為人民幣10.8億元，借款用於建設鞍帝大連生產線。鞍帝大連將部分土地使用權、在建工程、房屋建築物和機器設備及應收賬款分別抵押及質押給中國銀行，於2006年12月31日其總價值為人民幣1,099百萬元(2005：人民幣1,122百萬元)。

本公司將其持有的鞍帝大連50%股權質押給中國銀行，作為鞍帝大連履行在《貸款協議》項下義務的擔保。

截止2006年12月31日，一汽鞍井將總價值為人民幣43百萬元(2005：無)的機器及設備抵押給建設銀行，作為一汽鞍井履行在金額為人民幣30百萬元(2005：無)借款合同項下義務的擔保。

長期借款餘額中無對持有本公司5%或以上表決權股份的股東的長期借款。

於2006年12月31日，本公司向鞍鋼財務的長期借款餘額為人民幣3,200百萬元(2005：無)。

20 長期借款

本集團

	2006年			2005年		
	年利率	**原幣金額**	**人民幣/人民幣等值**	年利率	原幣金額	人民幣/人民幣等值
		百萬元	***百萬元***		*百萬元*	*百萬元*
銀行借款：						
人民幣	**4.941%-6.156%**		**11,322**	5.49%-6.12%		1,245
歐元	**0.25%**	**1.36**	**14**			—
日元	**2.7%**	**7,728.66**	**507**			—
			11,843			1,245
減：一年內到期長期借款*(附註19)*			**(2,754)**			(641)
			9,089			604

本公司

	2006年			2005年		
	年利率	**原幣金額**	**人民幣/人民幣等值**	年利率	原幣金額	人民幣/人民幣等值
		百萬元	***百萬元***		*百萬元*	*百萬元*
銀行借款：						
人民幣	**4.941%-6.156%**		**11,003**	5.76%		900
歐元	**0.25%**	**1.36**	**14**			—
日元	**2.7%**	**7,728.66**	**507**			—
			11,524			900
減：一年內到期的長期借款*(附註19)*			**(2,713)**			(600)
			8,811			300

以上銀行借款按以下匯率折算為人民幣：

	2006年12月31日	2005年12月31日
歐元	**10.27**	9.58
日元	**0.0656**	0.0687
美元	**7.81**	8.07

19 一年內到期的長期負債

本集團	2006年 年利率 (註)	2006年 原幣金額 百萬元	2006年 人民幣/人民幣等值 百萬元	2005年 年利率 (註)	2005年 原幣金額 百萬元	2005年 人民幣/人民幣等值 百萬元
一年內到期的銀行借款：						
人民幣	4.941%-6.12%		2,641	5.49%-6.12%		641
歐元	0.25%	0.12	1			—
日元	2.7%	1,707.32	112			—
			2,754			641
加：一年內到期的長期應付款 (附註21)			2,324			—
			5,078			641

本公司	2006年 年利率 (註)	2006年 原幣金額 百萬元	2006年 人民幣/人民幣等值 百萬元	2005年 年利率 (註)	2005年 原幣金額 百萬元	2005年 人民幣/人民幣等值 百萬元
一年內到期的銀行借款：						
人民幣	4.941%-5.76%		2,600	5.76%		600
歐元	0.25%	0.12	1			—
日元	2.7%	1,707.32	112			—
			2,713			600
加：一年內到期的長期應付款 (附註21)			2,324			—
			5,037			600

註： 本集團的借款利率將依據中國人民銀行的基準貸款利率的浮動而調整。

一年內到期的長期負債餘額中無對持有本公司5%或以上表決權股份的股東的一年內到期的長期負債。

17 預收賬款

	本集團		本公司	
	2006年 人民幣百萬元	2005年 人民幣百萬元	2006年 人民幣百萬元	2005年 人民幣百萬元
第三方客戶	**2,817**	890	**2,795**	859
鞍鋼集團所屬子公司	**435**	73	**435**	73
	3,252	963	**3,230**	932

於2006年12月31日，本集團及本公司並沒有個別重大賬齡超過1年的預收賬款。

預收賬款餘額中無對持有本公司5%或以上表決權股份的股東的預收賬款。

18 其他應付款

	本集團		本公司	
	2006年 人民幣百萬元	2005年 人民幣百萬元	2006年 人民幣百萬元	2005年 人民幣百萬元
工程款	**963**	147	**949**	128
運費	**49**	16	**49**	16
鋼架押金	**120**	34	**120**	34
職工教育基金	**41**	6	**41**	6
教育費附加及地方教育費	**6**	—	**6**	—
其他	**44**	5	**37**	5
	1,223	208	**1,202**	189

	本集團		本公司	
	2006年 人民幣百萬元	2005年 人民幣百萬元	2006年 人民幣百萬元	2005年 人民幣百萬元
第三方	**793**	150	**774**	132
鞍鋼集團	**3**	—	**3**	—
鞍鋼集團所屬子公司	**427**	58	**425**	57
	1,223	208	**1,202**	189

於2006年12月31日，本集團及本公司並沒有個別重大賬齡超過3年的其他應付款。

除上述所列應付鞍鋼集團的其他應付款外，其他應付款餘額中無其他對持有本公司5%或以上表決權股份的股東的其他應付款。

14 短期借款

	2006年			2005年		
本集團	**本金**	**年利率**		本金	年利率	
	人民幣百萬元			人民幣百萬元		
銀行借款	4,630	4.86%-5.508%	信用借款	117	5.22%-5.58%	信用借款

	2006年			2005年	
本公司	**本金**	**年利率**		本金	年利率
	人民幣百萬元			人民幣百萬元	
銀行借款	4,580	4.86%-5.508%	信用借款	—	

短期借款餘額中無對持有本公司5%或以上表決權股份的股東的短期借款。

於2006年12月31日，本公司向鞍鋼財務的短期借款餘額為人民幣500百萬元(2005：無)。

15 應付票據

本集團應付票據主要是為原材料及備品備件採購開出的6個月內到期的銀行承兑匯票。

應付票據餘額中無對持有本公司5%或以上表決權股份的股東的應付票據。

16 應付賬款

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
第三方供應商	**1,199**	225	**1,199**	213
鞍鋼集團	**13**	5	**13**	5
鞍鋼集團所屬子公司	**189**	14	**189**	14
	1,401	244	**1,401**	232

於2006年12月31日，本集團及本公司沒有個別重大賬齡超過3年的應付賬款。

鞍鋼集團為對本公司持5%或以上表決權股份的股東。

除上述所列應付鞍鋼集團的應付賬款外，應付賬款餘額中無其他對持有本公司5%或以上表決權股份的股東的應付賬款。

13 無形資產(續)

本公司

	土地使用權 人民幣百萬元	外購軟件 人民幣百萬元	專有技術 人民幣百萬元	合計 人民幣百萬元
成本				
年初餘額	354	3	—	357
收購新鋼鐵公司增加	5,284	1	32	5,317
本年增加	—	2	—	2
年末餘額	5,638	6	32	5,676
累計攤銷				
年初餘額	57	2	—	59
本年增加	115	1	5	121
年末餘額	172	3	5	180
賬面價值				
年末餘額	5,466	3	27	5,496
年初餘額	297	1	—	298

土地使用權包括鞍鋼集團投入人民幣227百萬元及自行購買人民幣5,411百萬元的土地使用權。土地使用權剩餘攤銷期限為41年至49年。

外購軟件費用按直線法在預計使用年限3年至10年內攤銷。本集團向德國蒂森克虜伯鋼鐵公司(「德國蒂森」)購買的專有技術在合同規定的受益期或剩餘受益期6年至10年內攤銷。

本集團將部分土地使用權抵押作為償還銀團借款(見附註20)的擔保。

截至本財務報表批准日，本公司收購新鋼鐵公司增加的土地使用權中有部分權證過戶手續尚在辦理中。於2006年12月31日，此類未辦妥過戶手續的土地使用權之淨值為人民幣5,177百萬元(2005：無)。根據收購新鋼鐵公司的協議，本公司認為本公司有權合法及有效地佔有或使用上述土地使用權。

12 在建工程(續)

除提供代理和管理服務外，鞍鋼集團及所屬子公司在鮁魚圈項目中還提供工程建設服務；有關服務費已在附註32(c)披露。

截至2006年12月31日，本公司尚未取得鮁魚圈項目所佔用土地的土地使用權。

本集團將部分在建工程抵押作為償還銀團借款的擔保(見附註20)。

13 無形資產

本集團

	土地使用權 人民幣百萬元	外購軟件 人民幣百萬元	專有技術 人民幣百萬元	合計 人民幣百萬元
成本				
年初餘額	354	18	28	400
收購新鋼鐵公司增加	5,284	1	32	5,317
本年增加	—	2	—	2
年末餘額	5,638	21	60	5,719
累計攤銷				
年初餘額	57	5	4	66
本年增加	115	2	8	125
年末餘額	172	7	12	191
賬面價值				
年末餘額	5,466	14	48	5,528
年初餘額	297	13	24	334

12 在建工程*(續)*

於2006年12月31日，本集團和本公司的主要在建工程列示如下：*(續)*

工程項目	預算金額	2006年1月1日餘額	收購新鋼鐵公司增加	本年增加	本年轉入固定資產	2006年12月31日餘額	工程投入佔預算比例	資金來源	本年利息費用資本化金額
	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元	人民幣百萬元			人民幣百萬元
			(附註21)		(附註11)			(註)	(附註30)
ASP線增設立輥機	70	—	15	47	—	62	89%	自籌	—
厚板探傷儀改造	55	3	—	33	(35)	1	66%	自籌	—
其他項目		23	227	466	(338)	378			
本公司合計		2,836	2,468	10,139	(7,308)	8,135			37
鞍蒂大連第2號鍍鋅線	508	—	—	74	—	74	15%	自籌	—
鞍鋼新船鋼配中心生產線	314	4	—	15	—	19	6%	自籌	—
鞍蒂長春衝壓線	120	—	—	3	—	3	3%	自籌	—
一汽鞍井鋼配中心生產線	75	—	9	39	—	48	64%	自籌、貸款	—
本集團合計		2,840	2,477	10,270	(7,308)	8,279			37

註： 收購新鋼鐵公司增加在建工程的資金部分來源於2006年1月向鞍鋼集團定向增發股份(見附註21)。

於2006年9月29日，本公司臨時股東大會通過投資鮁魚圈項目的決議，項目預計總投資額約為人民幣22,600百萬元。於2006年度，鞍鋼集團為鮁魚圈項目提供代理及工程管理服務，並且不收取相關服務費用。於2006年12月16日前，鞍鋼集團代理本公司簽署與鮁魚圈項目相關的工程建設及設備採購合同，並為本公司墊付工程及設備預付款人民幣3,844百萬元。截至2006年12月31日，本公司已償還上述代墊款人民幣3,794百萬元。

12 在建工程(續)

於2006年12月31日，本集團和本公司的主要在建工程列示如下：(續)

工程項目	預算金額 人民幣 百萬元	2006年 1月1日餘額 人民幣 百萬元	收購新附屬公司增加 人民幣 百萬元 (附註21)	本年增加 人民幣 百萬元	本年轉入固定資產 人民幣 百萬元 (附註11)	2006年 12月31日 餘額 人民幣 百萬元	工程投入 佔預算比例	資金來源 (註)	本年 利息費用 資本化金額 人民幣 百萬元 (附註30)
2130冷連軋機組	2,640	2,226	—	396	(2,550)	72	99%	自籌	—
煉鋼廠及煉鐵廠支持性項目	951	27	413	378	(794)	24	86%	自籌	—
燒結機組	810	—	36	10	(46)	—	94%	自籌	—
無縫∮177石油管生產線	780	—	—	33	—	33	4%	自籌	—
大型百米重軌改造	300	—	—	35	—	35	12%	自籌	—
2130冷連軋配套設施改造	223	—	103	46	(149)	—	67%	自籌	—
厚板熱處理爐改造	130	8	—	80	(86)	2	67%	自籌	—

12 在建工程

	金額		其中：利息費用資本化金額	
	本集團	**本公司**	**本集團**	**本公司**
	人民幣百萬元	*人民幣百萬元*	*人民幣百萬元*	*人民幣百萬元*
成本				
年初餘額	2,840	2,836	46	46
收購新鋼鐵公司增加	2,477	2,468	—	—
本年增加	10,270	10,139	37	37
本年轉入固定資產*(附註11)*	(7,308)	(7,308)	—	—
年末餘額	8,279	8,135	83	83

本集團本年度用於確定借款利息資本化金額的資本化率為5.87%(2005：5.6%)。

於2006年12月31日，本集團和本公司的主要在建工程列示如下：

工程項目	預算金額	2006年1月1日餘額	收購新鋼鐵公司增加	本年增加	本年轉入固定資產	2006年12月31日餘額	工程投入佔預算比例	資金來源	本年利息費用資本化金額
	人民幣百萬元	*人民幣百萬元*	*人民幣百萬元*	*人民幣百萬元*	*人民幣百萬元*	*人民幣百萬元*			*人民幣百萬元*
			(附註21)		*(附註11)*			*(註)*	*(附註30)*
鮁魚圈項目	22,600	—	—	5,074	—	5,074	23%	自籌、貸款	25
西區2150項目	5,868	—	649	428	(739)	338	90%	自籌	—
新二，三，四，五號高爐	5,574	—	967	1,113	(1,956)	124	86%	自籌	—
冷軋廠系統改造	3,821	549	—	289	(500)	338	96%	自籌、貸款	6
化工廠改造	3,749	—	58	829	(115)	772	48%	自籌	—
西區1450項目	2,900	—	—	882	—	882	30%	自籌、貸款	6

11 固定資產(續)

本公司	土地使用權 人民幣百萬元	房屋及建築物 人民幣百萬元	機器及設備 人民幣百萬元	其他 人民幣百萬元	合計 人民幣百萬元
成本					
年初餘額	197	2,457	7,451	790	10,895
收購新鋼鐵公司增加	—	7,344	15,026	938	23,308
在建工程轉入(附註12)	—	2,021	4,860	427	7,308
處理固定資產	—	(132)	(397)	(72)	(601)
重分類	—	—	233	(233)	—
年末餘額	197	11,690	27,173	1,850	40,910
累計折舊					
年初餘額	8	843	3,465	511	4,827
本年計提折舊	4	712	2,766	286	3,768
處理固定資產沖回折舊	—	(11)	(204)	(60)	(275)
重分類	—	—	156	(156)	—
年末餘額	12	1,544	6,183	581	8,320
減值準備					
年初餘額	—	—	—	—	—
本年計提	—	47	67	4	118
年末餘額	—	47	67	4	118
賬面淨額					
年末餘額	185	10,099	20,923	1,265	32,472
年初餘額	189	1,614	3,986	279	6,068

於2006年12月31日，本集團已提足折舊但仍繼續使用的固定資產賬面原值為人民幣1,780百萬元(2005：人民幣1,391百萬元)。

本集團將部分固定資產抵押作為償還銀團借款及一汽鞍井的長期借款(見附註20)的擔保。

本集團根據資產管理部門的鑒定意見，按單項資產的賬面淨值，對因技術陳舊、損壞和其它實質上已經不能再給企業帶來經濟利益的固定資產按賬面餘額減預計處置淨收入計提了固定資產減值準備。

11 固定資產

本集團	土地使用權 人民幣百萬元	房屋及建築物 人民幣百萬元	機器及設備 人民幣百萬元	其他 人民幣百萬元	合計 人民幣百萬元
成本					
年初餘額	219	2,556	7,853	810	11,438
收購新鋼鐵公司增加	—	7,344	15,026	938	23,308
本年購入	—	3	14	1	18
在建工程轉入(附註12)	—	2,021	4,860	427	7,308
處理固定資產	—	(132)	(397)	(72)	(601)
重分類	—	—	233	(233)	—
年末餘額	219	11,792	27,589	1,871	41,471
累計折舊					
年初餘額	9	851	3,527	518	4,905
本年計提折舊	5	716	2,807	289	3,817
處理固定資產沖回折舊	—	(11)	(204)	(60)	(275)
重分類	—	—	156	(156)	—
年末餘額	14	1,556	6,286	591	8,447
減值準備					
年初餘額	—	—	—	—	—
本年計提	—	47	67	4	118
年末餘額	—	47	67	4	118
賬面淨值					
年末餘額	205	10,189	21,236	1,276	32,906
年初餘額	210	1,705	4,326	292	6,533

10 長期股權投資(續)

(b) 於2006年12月31日，本集團及本公司對主要聯營公司投資分析如下：

被投資單位名稱	佔被投資單位股權的比例	投資期限	初始投資成本 *人民幣百萬元*
蒂森克虜伯鞍鋼新軋(長春)激光拼焊板有限公司(以下簡稱「長春拼焊板」)	45%	50年	37
鞍鋼瀋陽鋼材加工配送有限公司(以下簡稱「鞍鋼瀋陽」)	30%	50年	14
			51

	長春拼焊板 *人民幣百萬元*	鞍鋼瀋陽 *人民幣百萬元*	合計 *人民幣百萬元*
投資成本			
年初餘額	16	15	31
加：增加投資	18	—	18
按權益法核算調整數(*附註31*)	—	—	—
年末餘額	34	15	49

(c) 於2006年12月31日，本集團及本公司對主要其他股權投資列示如下：

被投資單位名稱	佔被投資單位股權的比例	投資期限	初始投資成本 *人民幣百萬元*
中冶南方工程技術有限公司(以下簡稱「中冶南方」)	7%	30年	10

(d) 本公司投資總額於2006年12月31日佔淨資產的比例為2%(2005：2%)。

10 長期股權投資(續)

(a) 於2006年12月31日，本公司對主要合營公司投資分析如下：

被投資單位名稱	佔被投資單位股權的比例	投資期限	初始投資成本 人民幣百萬元
鞍蒂大連	50%	50年	486
鞍鋼新船	50%	50年	70
一汽鞍井	50%	50年	45
鞍蒂長春	50%	50年	48
			649

	鞍蒂大連 人民幣百萬元	鞍鋼新船 人民幣百萬元	一汽鞍井 人民幣百萬元	鞍蒂長春 人民幣百萬元	合計 人民幣百萬元
投資成本					
年初餘額	151	20	—	—	171
加：收購新鋼鐵公司增加	—	—	45	—	45
增加投資	238	50	—	48	336
按權益法核算調整數(附註31)	49	—	—	—	49
年末餘額	438	70	45	48	601

根據本公司與中國銀行遼寧省分行2002年10月22日簽訂的《股權質押協議》，本公司將在鞍蒂大連中的全部股權質押給中國銀行遼寧省分行，作為按時、全額支付和清償鞍蒂大連對中國銀行遼寧省分行相關債務的連續擔保(見附註20)。

9 存貨(續)

存貨跌價準備	本集團 2006年 人民幣百萬元	本集團 2005年 人民幣百萬元	本公司 2006年 人民幣百萬元	本公司 2005年 人民幣百萬元
年初餘額	**67**	51	**48**	48
加：本年計提	**39**	16	**39**	—
減：銷售轉出	**(13)**	—	**—**	—
年末餘額	**93**	67	**87**	48

以上存貨均為購買或自行生產形成。

	本集團 2006年 人民幣百萬元	本集團 2005年 人民幣百萬元	本公司 2006年 人民幣百萬元	本公司 2005年 人民幣百萬元
於成本和費用中確認的存貨成本	**41,246**	22,642	**40,957**	22,477

10 長期股權投資

本集團	對聯營公司的投資 人民幣百萬元	其他股權投資 人民幣百萬元	合計 人民幣百萬元
投資成本			
年初餘額	31	10	41
本年增加	18	—	18
年末餘額	49	10	59

本公司	對合營公司的投資 人民幣百萬元	對聯營公司的投資 人民幣百萬元	其他股權投資 人民幣百萬元	合計 人民幣百萬元
投資成本				
年初餘額	171	31	10	212
本年增加	430	18	—	448
年末餘額	601	49	10	660

於2006年12月31日，本集團並沒有對個別長期股權投資計提減值準備。

8 預付賬款(續)

	本集團		本公司	
	2006年 人民幣百萬元	2005年 人民幣百萬元	**2006年 人民幣百萬元**	2005年 人民幣百萬元
第三方供應商	**230**	46	**212**	38
鞍鋼集團所屬子公司	**380**	128	**380**	128
	610	174	**592**	166

預付賬款餘額中無對持有本公司5%或以上表決權股份的股東的預付賬款。

賬齡超過一年的預付賬款為預付採購週期較長的備品備件款。

9 存貨

	本集團		本公司	
	2006年 人民幣百萬元	2005年 人民幣百萬元	**2006年 人民幣百萬元**	2005年 人民幣百萬元
原材料及燃料	**1,770**	312	**1,711**	298
在產品	**1,315**	190	**1,315**	190
產成品	**2,260**	1,246	**2,164**	1,105
備品備件及低值易耗品等	**1,968**	927	**1,933**	895
	7,313	2,675	**7,123**	2,488
減:存貨跌價準備				
— 原材料	**(2)**	(2)	**—**	—
— 產成品	**(4)**	(17)	**—**	—
— 備品備件及低值易耗品等	**(87)**	(48)	**(87)**	(48)
	(93)	(67)	**(87)**	(48)
	7,220	2,608	**7,036**	2,440

7 其他應收款(續)

於2006年12月31日，管理層認為其他應收款主要款項可以收回，且債務人均有償還能力，故壞賬準備計提比例較低。

本年度本集團並沒有個別重大收回以前年度已全額或以比較大比例計提壞賬準備的其他應收款。

本年度本集團管理層認為計提壞賬準備的其他應收款無法收回，故予沖銷。

其他應收款餘額中無對持有本公司5%或以上表決權股份的股東的其他應收款。

於2006年12月31日，本集團/本公司其他應收款前五名單位的其他應收款總額如下：

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
金額(人民幣百萬元)	**67**	6	**67**	—
佔其他應收款總額比例	**99%**	75%	**99%**	—

8 預付賬款

	2006年		2005年	
本集團	***人民幣百萬元***	**%**	*人民幣百萬元*	%
一年以內	**605**	**99**	174	100
一至二年	**5**	**1**	—	—
	610	**100**	174	100

	2006年		2005年	
本公司	***人民幣百萬元***	**%**	*人民幣百萬元*	%
一年以內	**587**	**99**	166	100
一至二年	**5**	**1**	—	—
	592	**100**	166	100

7 其他應收款

本集團	2006年 人民幣百萬元	2006年 %	2005年 人民幣百萬元	2005年 %
一年以內	**18**	**26**	3	38
一至二年	**50**	**74**	4	50
二至三年	**—**	**—**	—	—
三年以上	**—**	**—**	1	12
	68	**100**	8	100
減：壞賬準備	**—**		—	
	68		8	

本公司	2006年 人民幣百萬元	2006年 %	2005年 人民幣百萬元	2005年 %
一年以內	**18**	**26**	1	100
一至二年	**50**	**74**	—	—
	68	**100**	1	100
減：壞賬準備	**—**		—	
	68		1	

	本集團 2006年 人民幣百萬元	本集團 2005年 人民幣百萬元	本公司 2006年 人民幣百萬元	本公司 2005年 人民幣百萬元
應收第三方	**68**	8	**68**	1
減：壞賬準備	**—**	—	**—**	—
	68	8	**68**	1

壞賬準備	本集團 2006年 人民幣百萬元	本集團 2005年 人民幣百萬元	本公司 2006年 人民幣百萬元	本公司 2005年 人民幣百萬元
年初餘額	**—**	—	**—**	—
加：本年計提	**4**	—	**4**	—
減：本年沖銷	**(4)**	—	**(4)**	—
年末餘額	**—**	—	**—**	—

6 應收賬款(續)

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
第三方客戶	**320**	338	**191**	393
鞍鋼集團所屬子公司	**328**	256	**328**	256
其他關聯公司	**—**	—	**157**	—
	648	594	**676**	649
減:壞賬準備	**—**	—	**—**	—
	648	594	**676**	649

壞賬準備	本集團		本公司	
	2006年	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
年初餘額	**—**	—	**—**	—
加:本年計提	**2**	—	**2**	—
減:本年轉回	**(2)**	—	**(2)**	—
年末餘額	**—**	—	**—**	—

於2006年12月31日,管理層認為應收賬款主要款項可以收回,且債務人均有償還能力,故壞賬準備計提比例較低。

本年度本集團並沒有個別重大收回以前年度已全額或以較大比例計提壞賬準備的應收賬款。

應收賬款餘額中無對持有本公司5%或以上表決權股份的股東的應收賬款。

本集團將部分應收賬款作為償還銀團借款(見附註20)的擔保。

於2006年12月31日,本集團/本公司應收賬款前五名單位的應收賬款總額如下:

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
金額(人民幣百萬元)	**582**	590	**647**	649
佔應收賬款總額比例	**90%**	99%	**96%**	100%

5 應收票據

本集團持有的所有應收票據均為銀行承兑匯票,並無任何抵押。

應收票據餘額中無對持有本公司5%或以上表決權股份的股東的應收票據。

6 應收賬款

本集團

	2006年				2005年			
	金額 人民幣 百萬元	**佔總額 比例 %**	**壞賬準備 人民幣 百萬元**	**壞賬準備 提取比例**	金額 人民幣 百萬元	佔總額 比例 %	壞賬準備 人民幣 百萬元	壞賬準備 提取比例
一年以內	**644**	**100**	**—**	**—**	594	100	—	—
一至二年(註)	**1**	**—**	**—**	**—**	—	—	—	—
二至三年(註)	**1**	**—**	**—**	**—**	—	—	—	—
三年以上(註)	**2**	**—**	**—**	**—**	—	—	—	—
合計	**648**	**100**	**—**		594	100	—	

本公司

	2006年				2005年			
	金額 人民幣 百萬元	**佔總額 比例 %**	**壞賬準備 人民幣 百萬元**	**壞賬準備 提取比例**	金額 人民幣 百萬元	佔總額 比例 %	壞賬準備 人民幣 百萬元	壞賬準備 提取比例
一年以內	**672**	**100**	**—**	**—**	649	100	—	—
一至二年(註)	**1**	**—**	**—**	**—**	—	—	—	—
二至三年(註)	**1**	**—**	**—**	**—**	—	—	—	—
三年以上(註)	**2**	**—**	**—**	**—**	—	—	—	—
合計	**676**	**100**	**—**		649	100	—	

註: 一年以上的應收賬款為原新鋼鐵公司的應收賬款。

3 稅項(續)

(d) 應交稅金

	本集團		本公司	
	2006年	2005年	**2006年**	2005年
	人民幣百萬元	人民幣百萬元	**人民幣百萬元**	人民幣百萬元
應交/(抵)增值稅	**227**	(71)	**236**	(61)
應退所得稅	**(261)**	(41)	**(261)**	(41)
其他	**13**	1	**13**	2
	(21)	(111)	**(12)**	(100)

4 貨幣資金

本集團	**2006年 原幣金額 百萬元**	**匯率**	**人民幣/人民幣等值 百萬元**	2005年 原幣金額 百萬元	匯率	人民幣/人民幣等值 百萬元
現金						
人民幣			**1**			—
活期存款						
人民幣			**1,564**			547
港幣			**—**	0.60	1.04	1
美元	**4.87**	**7.81**	**38**	1.58	8.07	12
歐元	**9.25**	**10.27**	**95**	0.18	9.58	2
			1,698			562

本公司	**2006年 原幣金額 百萬元**	**匯率**	**人民幣/人民幣等值 百萬元**	2005年 原幣金額 百萬元	匯率	人民幣/人民幣等值 百萬元
現金						
人民幣			**1**			—
活期存款						
人民幣			**1,479**			514
港幣			**—**	0.60	1.04	1
			1,480			515

於2006年12月31日，本公司在鞍鋼集團財務有限責任公司(以下簡稱「鞍鋼財務」)的存款餘額為人民幣1,449百萬元(2005：人民幣421百萬元)。

3 稅項

(a) 本集團適用的與產品銷售相關的稅金為增值稅，主要產品的增值稅稅率為17%(2005年：17%)。

(b) 所得稅

本公司本年度適用的所得稅稅率為33%(2005：33%)。

(i) 根據國家稅務總局於2000年1月17日發佈的國稅發(2000)13號文件，本公司本年度享受的技術改造國產設備投資抵免企業所得稅為人民幣163百萬元(2005：人民幣24百萬元)。

(ii) 根據財政部及國家稅務總局於2003年11月27日發佈的財稅字(2003)244號文件，本公司本年度享受的企業技術開發費加計扣除金額為人民幣1,143百萬元(2005：人民幣294百萬元)。

(iii) 根據財政部及國家稅務總局於1994年3月29日發佈的財稅字(94)001號文件，本公司享受利用「三廢」生產所得免征企業所得稅，本年度該生產所得金額為人民幣504百萬元(2005：無)。

本公司的合營公司—鞍鋼新軋-蒂森克虜伯鍍鋅鋼板有限公司(以下簡稱「鞍蒂大連」)根據外商投資企業所得稅法的規定，從開始獲利的年度起，即彌補以前年度虧損後仍有盈利的年度起，第一年至第二年免征企業所得稅，第三年至第五年減半徵收企業所得稅。由於本年度是第一個盈利年度，因此鞍蒂大連無需計提所得稅。

本公司的三家合營公司—鞍鋼新軋-新船重工大連鋼材加工配送有限公司(以下簡稱「鞍鋼新船」)、長春一汽鞍井鋼材加工配送有限公司(以下簡稱「一汽鞍井」)及鞍鋼蒂森克虜伯鋼材配送(長春)有限公司(以下簡稱「鞍蒂長春」)由於本年度尚未開始正式生產經營，沒有應納稅所得額，因此未計提所得稅。

(c) 其他

本公司及鞍鋼新船以增值稅和營業稅應納稅額的7%、3%及1%計分別算繳納城市維護建設稅、教育費附加及地方教育費。鞍蒂大連、一汽鞍井和鞍蒂長春為外商投資企業，無需繳納城市維護建設稅、教育費附加及地方教育費。

2 主要會計政策(續)

(r) 研究及開發費

研究及開發費用於實際發生時計入當期損益。

(s) 借款費用

用於購建固定資產的專門借款的借款費用在有關固定資產達到預定可使用狀態所必要的購建期間內予以資本化，計入所購建固定資產的成本。

除上述借款費用外，其他借款費用均於發生當期確認為財務費用。

(t) 股利分配

現金股利於宣告發放時計入當期利潤及利潤分配表。資產負債表日後至財務報表批准報出日之間建議或批准的現金股利在資產負債表股東權益中單獨列示。

(u) 退休福利

按照中國有關法規，本集團為員工參加了政府組織安排的定額供款退休計劃。本集團按員工工資的一定比率向退休計劃供款。上述供款按照權責發生制原則計入當期損益。按供款計劃繳款後，本集團不再有其他的支付義務(見附註33)。

(v) 關聯方

如果本集團有能力直接或間接控制、共同控制另一方或對另一方施加重大影響；或另一方有能力直接或間接控制或共同控制本集團；或對本集團施加重大影響；或本集團與另一方或多方同受一方控制，均被視為關聯方。關聯方可為個人或企業。

2 主要會計政策(續)

(n) 所得稅

所得稅按應付稅款法核算。本集團本年度的所得稅費用按照本年度應納稅所得額及適用稅率計算。

(o) 預計負債及或有負債

如果本集團須就已發生的事件承擔現時義務，且該義務的履行很可能會導致經濟利益流出企業，以及有關金額能夠可靠地估計，本集團便會對該義務計提預計負債。

如果上述義務的履行導致經濟利益流出企業的可能性較低，或是無法對有關金額作出可靠地估計，該義務將被披露為或有負債。

(p) 收入確認

收入是在經濟利益能夠流入本集團，以及相關的收入和成本能夠可靠地計量時，根據下列方法確認：

i) 銷售商品收入

銷售商品的收入在商品所有權上主要風險和報酬已轉移給購貨方時予以確認。假如銷售商品的價款回收和退貨存在重大不確定性，或相關的收入和相關的已發生或將發生的成本不能可靠計量時，收入將不予以確認。

ii) 提供勞務收入

當勞務交易的結果能夠可靠地估計時，提供勞務收入根據勞務的完成程度按已完工作的進度於提供勞務的期間內確認收入。假如勞務交易的結果不能可靠估計，則按已經發生並預計能夠得到補償的勞務成本金額確認收入。

iii) 利息收入

利息收入是按借出資金本金和適用利率計算，並以時間為基準確認。

(q) 維修及保養支出

維修及保養支出(包括大修費用)於實際發生時計入當期損益。

2 主要會計政策(續)

(k) 無形資產

無形資產以成本減累計攤銷及減值準備(見附註2(m))計入資產負債表內。無形資產的成本按直線法在預計使用年限或預計剩餘使用年限、相關合同規定的受益年限或法律規定的有效年限內攤銷。各項無形資產的攤銷年限分別為:

	攤銷年限
土地使用權	50年
外購軟件	3至10年
專有技術	6至10年

(l) 開辦費

除購建固定資產以外,所有籌建期間所發生的費用,先在長期待攤費用中歸集,於企業開始生產經營當月一次計入當月的損益。

(m) 資產減值準備

除應收款項及存貨(見附註2(g)及2(h))以外,本集團對各項資產(包括長期投資、固定資產、在建工程、無形資產及其他資產)的賬面價值定期進行審閱,以評估可收回金額是否已低於賬面價值。當發生事項或情況變化顯示賬面價值可能無法收回,這些資產便需進行減值測試。若出現減值情況,賬面價值會減低至可收回金額,減計的價值即為資產減值損失。

可收回金額是指資產的銷售淨價與預期從該資產的持續使用和使用壽命結束時的處置中形成的預計未來現金流量的現值兩者中的較高者。

本公司按單項項目計算資產減值損失,並將減值損失記入當期損益。但當本公司已將長期股權投資初始投資成本小於應享有被投資單位所有者權益份額的差額記入了資本公積後,長期股權投資的減值損失首先沖減該投資初始確認時記入資本公積的金額,減值損失超過該資本公積的部分記入當期損益。

如果有跡象表明以前年度據以計提資產減值的各種因素發生變化,使得資產的可收回金額大於其賬面價值,則以前年度已確認的資產減值損失便會轉回,轉回的資產減值損失計入當期損益,但轉回後資產的賬面價值不應高於假如資產沒有計提資產減值情況下的賬面價值。長期股權投資的減值損失轉回時,首先轉回原確認減值損失時記入損益的部分,然後再恢復原沖減的資本公積。

2 主要會計政策(續)

(i) 長期股權投資

本公司對被投資企業具有控制、共同控制或重大影響的長期股權投資採用權益法核算，即最初以初始投資成本計量，以後根據應享有的被投資企業所有者權益的份額進行調整。

本公司對被投資企業無控制、無共同控制且無重大影響的長期股權投資採用成本法核算，即以初始投資成本計價。投資收益在被投資企業宣佈分派現金股利或利潤分配時確認。

處置長期股權投資按實際取得的價款與賬面價值的差額計入當期損益。

本集團對長期股權投資計提減值準備(見附註2(m))。

(j) 固定資產及在建工程

固定資產指本集團為生產商品和經營管理而持有的，使用期限超過1年且單位價值較高的資產。

固定資產以成本減累計折舊及減值準備(見附註2(m))記入資產負債表內。在建工程以成本減減值準備(見附註2(m))記入資產負債表內。

在有關建造的資產達到預定可使用狀態之前發生的與購建固定資產有關的一切直接或間接成本，包括在購建期間利用專門借款進行購建所發生的借款費用(包括有關借款本金和利息的匯兑損益)，全部資本化為在建工程。

在建工程於達到預定可使用狀態時轉入固定資產。在建工程不計提折舊。

本集團對固定資產在預計使用年限或預計剩餘使用年限內按直線法計提折舊，各類主要固定資產的預計使用年限或預計剩餘使用年限和預計淨殘值率分別為：

	預計剩餘使用年限/預計使用年限	預計淨殘值率
土地使用權	50年	—
房屋及建築物	10至20年	3%至5%
機器及設備	6至15年	3%至5%
其他固定資產	2至12年	3%至5%

2 主要會計政策*(續)*

(e) 外幣折算

外幣業務按業務發生當日中國人民銀行公佈的外匯牌價及國家認可的套算匯率折合為人民幣。年末各項貨幣性外幣資產、負債賬戶按資產負債表日中國人民銀行公佈的外匯牌價及國家認可的套算匯率折合為人民幣。除與購建固定資產直接有關的匯兑損益(見附註2(j))和下文所述情況外,外幣折算差異作為匯兑損益計入當期損益。

籌建期間的匯兑損益記入長期待攤費用,並自開始生產經營當月起一次性計入損益。

(f) 現金等價物

現金等價物指本集團持有期限短、流動性強、易於轉換為已知金額現金、價值變動風險很小的投資。

(g) 壞賬準備

應收賬款壞賬準備是由本集團根據單獨認定已有跡象表明回收困難的應收賬款估計計提。其他應收款的壞賬準備是本集團根據其性質估計相應回收風險而計提的。

(h) 存貨

存貨以成本與可變現淨值之較低者計量。

存貨成本包括採購成本、加工成本和其它成本。存貨在取得時按實際成本入賬,發出存貨的成本按加權平均法核算。除原材料採購成本外,在產品及產成品還包括直接人工和按照適當比例分配的生產製造費用。

除備品備件外的存貨按單個存貨項目計算的成本高於可變現淨值的差額計入存貨跌價準備。備品備件按其實際狀況,根據管理層的估計計提存貨陳舊準備。可變現淨值指在正常生產經營過程中以存貨的估計售價減去至完工估計將要發生的成本、估計的銷售費用以及相關税金後的金額。

領用的低值易耗品和周轉使用的包裝物、周轉材料等採用一次轉銷法進行核算。

本集團存貨盤存制度為永續盤存制。

2 主要會計政策

本集團編制財務報表所採用的主要會計政策是根據中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》及其他有關規定而制定的。

(a) 會計年度

本集團的會計年度自公曆1月1日起至12月31日止。

(b) 合併報表的編制方法

本集團合併財務報表是按照《企業會計制度》和財政部頒佈的《合併會計報表暫行規定》(財會字[1995]11號)編制的。

合併財務報表的合併範圍包括本公司及本公司的合營公司。

與其它投資者通過合同規定分享對被投資公司的控制權而形成的合營公司,在編制合併報表時,本公司按比例合併方法對合營公司的資產、負債、收入、成本及費用進行合併,即將在合營公司的各項資產、負債、收入、成本及費用中所佔份額與本公司財務報表的類似項目逐項進行合併。

當合營公司所採用的會計政策與本公司不一致時,合併時已按照本公司的會計政策對合營公司財務報表進行必要的調整。合併時所有本集團內重大交易,包括集團內未實現利潤及往來餘額均已抵銷。

(c) 記賬基礎和計量原則

本集團的記賬基礎為權責發生制。除特別聲明外,計量方法為歷史成本法。

(d) 記賬本位幣

本集團以人民幣為記賬本位幣。

1 公司基本情況

鞍鋼股份有限公司(前身為「鞍鋼新軋鋼股份有限公司」)(以下簡稱「本公司」)是於1997年5月8日正式成立的股份有限公司。

本公司是依據《中華人民共和國公司法》經由中華人民共和國國家經濟體制改革委員會體改生[1997]62號文《關於同意設立鞍鋼新軋鋼股份有限公司的批復》的批准,以鞍山鋼鐵集團公司(以下簡稱「鞍鋼集團」)為唯一發起人,以發起方式設立的股份有限公司。本公司是在鞍鋼集團所擁有的線材廠、厚板廠、冷軋廠(「三個廠」)基礎上組建而成的。根據自1997年1月1日起生效的分立協議,鞍鋼集團已將與上述三個廠有關的生產、銷售、技術開發、管理業務連同有關1996年12月31日的資產、負債全部轉入本公司。有關淨資產折為本公司股本1,319,000,000股,每股面值人民幣1元。

本公司於1997年7月22日在境外發行了890,000,000股每股面值人民幣1元的H股普通股股票(「H股」),並於1997年7月24日在香港聯合交易所有限公司上市交易。於1997年11月16日,本公司在境內發行300,000,000股每股面值人民幣1元的人民幣普通股,並於1997年12月25日在深圳證券交易所上市交易。

本公司於2006年1月26日向鞍鋼集團以每股人民幣4.29元定向增發2,970,000,000股每股面值人民幣1元的人民幣普通股(共計人民幣127.4億元),用於支付收購新鋼鐵公司100% 股權的部份收購價款(見附註21)。

本公司完成收購新鋼鐵公司100%股權後,新鋼鐵公司立即將其所有業務及資產與負債劃入本公司,同時向工商行政管理部門申請註銷新鋼鐵公司。

於2006年6月20日本公司年度股東大會通過特別決議,本公司更名為「鞍鋼股份有限公司」,並於2006年9月29日取得了變更後的企業法人營業執照。

本公司及其合營公司(以下簡稱「本集團」)的主要業務為黑色金屬冶煉及鋼壓延加工。

現金流量表補充說明(續)

	2006年 人民幣百萬元
iv 購買新鋼鐵公司所支付的現金淨額	
購買新鋼鐵公司對本公司的資產與負債產生以下影響：	
貨幣資金	569
應收票據	469
應收賬款	203
其他應收款	256
預付賬款	444
存貨	3,473
待攤費用	3
長期股權投資	45
固定資產	23,308
在建工程	2,468
無形資產	5,317
短期借款	(2,400)
應付票據	(1,262)
應付賬款	(1,794)
預收賬款	(1,374)
應付工資	(154)
應付福利費	(61)
應交稅金	650
其他應付款	(1,297)
一年內到期的長期借款	(3,570)
長期借款	(5,581)
購入資產與負債淨額	19,712
減：發行股票支付收購價	(12,741)
延遲現金付款轉長期應付款	(4,648)
轉入新鋼鐵公司貨幣資金	(569)
購買新鋼鐵公司所支付的現金淨額	1,754

上述收購的資產與負債以中資資產評估有限公司用重置成本法以2005年6月30日為基準日的評估值為基礎(中資評報字(2005)第079號)，並根據收購協議對其進行適當調整後確定，調整事項主要反映了新鋼鐵公司2005年下半年的經營成果(見附註21)。

此財務報表已於2007年4 月10日獲董事會批准。

董事長	**張曉剛**
總會計師	**馬連勇**

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

現金流量表補充說明	2006年 人民幣百萬元
i 將淨利潤調節為經營活動產生的現金流量：	
淨利潤	6,839
加：壞賬準備	4
計提存貨跌價準備	39
計提固定資產減值準備	118
固定資產折舊	3,768
無形資產攤銷	121
待攤費用減少	3
處置固定資產淨損失	282
財務費用	869
投資收益	(52)
存貨的增加	(1,205)
經營性應收項目的增加	(791)
經營性應付項目的增加	1,023
經營活動產生的現金流量淨額	11,018
ii 不涉及現金收支的投資和籌資活動：	
票據支付人民幣普通股股利	400

購買新鋼鐵公司的詳情見iv。

iii 現金及現金等價物淨增加情況：	
現金的年末餘額	1,480
減：現金的年初餘額	(515)
現金及現金等價物淨增加額	965

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

截至2006年12月31日止年度
(按照《中國會計準則及制度》編製)

	現金流量表補充說明	2006年 人民幣百萬元
籌資活動產生的現金流量：		
借款所收到的現金		13,920
現金流入小計		13,920
償還債務所支付的現金		(10,244)
分配股利和償付利息所支付的現金	ii	(1,596)
支付的其他與籌資活動有關的現金		(32)
現金流出小計		(11,872)
籌資活動產生的現金流量淨額		2,048
匯率變動對現金的影響額		—
現金及現金等價物淨增加額	iii	965

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

	現金流量表補充說明	2006年 人民幣百萬元
經營活動產生的現金流量：		
銷售商品收到的現金		58,580
收到的稅費返還		354
收到的其他與經營活動有關的現金		5
現金流入小計		58,939
購買商品和接受勞務支付的現金		(40,174)
支付給職工以及為職工支付的現金		(1,702)
支付的各項稅費		(5,240)
支付的其他與經營活動有關的現金		(805)
現金流出小計		(47,921)
經營活動產生的現金流量淨額	i	11,018
投資活動產生的現金流量：		
取得投資收益所收到的現金		3
處置固定資產所收回的現金淨額		51
收到的其他與投資活動有關的現金		491
現金流入小計		545
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(10,538)
投資所支付的現金		(354)
與收購新鋼鐵公司相關的現金淨流出	iv	(1,754)
現金流出小計		(12,646)
投資活動產生的現金流量淨額		(12,101)

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

合併現金流量表補充說明 *(續)*

	2006年 人民幣百萬元
iv 購買新鋼鐵公司所支付的現金淨額	
購買新鋼鐵公司對本集團的資產與負債產生以下影響：	
貨幣資金	593
應收票據	469
應收賬款	203
其他應收款	267
預付賬款	444
存貨	3,473
待攤費用	3
固定資產	23,308
在建工程	2,477
無形資產	5,317
長期待攤費用	1
短期借款	(2,400)
應付票據	(1,262)
應付賬款	(1,794)
預收賬款	(1,374)
應付工資	(154)
應付福利費	(61)
應交税金	650
其他應付款	(1,297)
一年內到期的長期借款	(3,570)
長期借款	(5,581)
購入資產與負債淨額	19,712
減：發行股票支付收購價	(12,741)
延遲現金付款轉長期應付款	(4,648)
轉入新鋼鐵公司貨幣資金	(593)
購買新鋼鐵公司所支付的現金淨額	1,730

此財務報表已於2007年4月10日獲董事會批准。

董事長 **張曉剛**
總會計師 **馬連勇**

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

合併現金流量表補充說明	2006年 人民幣百萬元
i 將淨利潤調節為經營活動產生的現金流量：	
淨利潤	6,845
加：壞賬準備	4
計提存貨跌價準備	26
計提固定資產減值準備	118
固定資產折舊	3,817
無形資產攤銷	125
處置固定資產淨損失	282
待攤費用減少	3
預提費用增加	2
財務費用	899
投資收益	(3)
存貨的增加	(1,208)
經營性應收項目的增加	(822)
經營性應付項目的增加	996
經營活動產生的現金流量淨額	11,084
ii 不涉及現金收支的投資和籌資活動：	
票據支付人民幣普通股股利	400

購買新鋼鐵公司的詳情見iv。

iii 現金及現金等價物淨增加情況：	
現金的年末餘額	1,698
減：現金的年初餘額	(562)
現金及現金等價物淨增加額	1,136

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

	合併現金流量表 補充說明	2006年 人民幣百萬元
籌資活動產生的現金流量：		
借款所收到的現金		14,572
現金流入小計		14,572
償還債務所支付的現金		(10,989)
分配股利和償付利息所支付的現金	ii	(1,624)
支付的其他與籌資活動有關的現金		(32)
現金流出小計		(12,645)
籌資活動產生的現金流量淨額		1,927
匯率變動對現金的影響額		(2)
現金及現金等價物淨增加額	iii	1,136

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

合併現金流量表
補充說明

		2006年
		人民幣百萬元
經營活動產生的現金流量：		
銷售商品收到的現金		58,932
收到的稅費返還		384
收到的其他與經營活動有關的現金		6
現金流入小計		59,322
購買商品和接受勞務支付的現金		(40,463)
支付給職工以及為職工支付的現金		(1,712)
支付的各項稅費		(5,247)
支付的其他與經營活動有關的現金		(816)
現金流出小計		(48,238)
經營活動產生的現金流量淨額	i	11,084
投資活動產生的現金流量：		
取得投資收益所收到的現金		3
處置固定資產所收回的現金淨額		51
收到的其他與投資活動有關的現金		493
現金流入小計		547
購建固定資產、在建工程、無形資產和其他長期資產所支付的現金		(10,670)
投資所支付的現金		(18)
與收購鞍鋼集團新鋼鐵有限責任公司（以下簡稱"新鋼鐵公司"）相關的現金淨流出	iv	(1,730)
支付的其他與投資活動有關的現金		(2)
現金流出小計		(12,420)
投資活動產生的現金流量淨額		(11,873)

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

利潤及利潤分配表(續)

截至2006年12月31日止年度
(按照《中國會計準則及制度》編製)

	附註	2006年 人民幣百萬元	2005年 人民幣百萬元
淨利潤		**6,839**	2,091
加：年初未分配利潤		**3,744**	2,960
可供分配的利潤		**10,583**	5,051
減：提取法定盈餘公積	24	**684**	209
提取法定公益金	24	**—**	209
可供股東分配的利潤		**9,899**	4,633
減：分配普通股股利		**1,067**	889
年末未分配利潤 (其中：於資產負債表日後提議分配的現金股利人民幣3,441百萬元(2005：人民幣1,067百萬元))	25	**8,832**	3,744

補充資料：

項目	2006年 人民幣百萬元	2005年 人民幣百萬元
1. 出售、處置部門或被投資單位所得收益(或損失)	—	—
2. 自然災害發生的損失	—	—
3. 會計政策變更增加(或減少)利潤總額	—	—
4. 會計估計變更增加(或減少)利潤總額	—	—
5. 償務重組收益(或損失)	—	—
6. 其他	—	—

此財務報表已於2007年4月10日獲董事會批准。

董事長	**張曉剛**
總會計師	**馬連勇**

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

利潤及利潤分配表

截至2006年12月31日止年度
(按照《中國會計準則及制度》編製)

	附註	2006年 人民幣百萬元	2005年 人民幣百萬元
主營業務收入	26	**54,199**	26,296
減：主營業務成本	27	**40,957**	22,477
主營業務稅金及附加	28	**370**	91
主營業務利潤		**12,872**	3,728
加：其他業務利潤	29	**12**	102
減：營業費用		**943**	455
管理費用		**1,518**	314
財務費用	30	**871**	41
營業利潤		**9,552**	3,020
加：投資收益/(損失)	31	**52**	(26)
營業外收入		**11**	2
減：營業外支出		**408**	2
利潤總額		**9,207**	2,994
減：所得稅	3(b)	**2,368**	903
淨利潤		**6,839**	2,091

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

合併利潤及利潤分配表(續)

截至2006年12月31日止年度
(按照《中國會計準則及制度》編製)

	附註	**2006年 人民幣百萬元**	2005年 人民幣百萬元
淨利潤		**6,845**	2,079
加:年初未分配利潤		**3,732**	2,960
可供分配的利潤		**10,577**	5,039
減:提取法定盈餘公積	24	**684**	209
提取法定公益金	24	—	209
可供股東分配的利潤		**9,893**	4,621
減:分配普通股股利		**1,067**	889
年末未分配利潤 (其中:於資產負債表日後提議分配的現金股利人民幣 3,441百萬元(2005:人民幣1,067百萬元))	25	**8,826**	3,732

補充資料:

項目	**2006年 人民幣百萬元**	2005年 人民幣百萬元
1. 出售、處置部門或被投資單位所得收益(或損失)	—	—
2. 自然災害發生的損失	—	—
3. 會計政策變更增加(或減少)利潤總額	—	—
4. 會計估計變更增加(或減少)利潤總額	—	—
5. 債務重組收益(或損失)	—	—
6. 其他	—	—

此財務報表已於2007年4月10日獲董事會批准。

董事長	**張曉剛**
總會計師	**馬連勇**

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

合併利潤及利潤分配表

截至2006年12月31日止年度
(按照《中國會計準則及制度》編製)

	附註	**2006年 人民幣百萬元**	2005年 人民幣百萬元
主營業務收入	26	**54,596**	26,488
減：主營業務成本	27	**41,246**	22,642
主營業務稅金及附加	28	**370**	91
主營業務利潤		**12,980**	3,755
加：其他業務利潤	29	**14**	104
減：營業費用		**959**	463
管理費用		**1,527**	349
財務費用	30	**901**	64
營業利潤		**9,607**	2,983
加：投資收益/(損失)	31	**3**	(1)
營業外收入		**11**	2
減：營業外支出		**408**	2
利潤總額		**9,213**	2,982
減：所得稅	3(b)	**2,368**	903
淨利潤		**6,845**	2,079

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

資產負債表*(續)*

於2006年12月31日
(按照《中國會計準則及制度》編製)

負債及股東權益	附註	**2006年 人民幣百萬元**	2005年 人民幣百萬元
流動負債			
短期借款	14	**4,580**	—
應付票據	15	**1,338**	194
應付賬款	16	**1,401**	232
預收賬款	17	**3,230**	932
應付工資		**212**	66
應付福利費		**61**	26
應交税金	3(d)	**(12)**	(100)
其他應付款	18	**1,202**	189
一年內到期的長期負債	19	**5,037**	600
流動負債合計		**17,049**	2,139
長期負債			
長期借款	20	**8,811**	300
長期應付款	21	**2,324**	—
長期負債合計		**11,135**	300
負債合計		**28,184**	2,439
股東權益			
股本	22	**5,933**	2,963
資本公積	23	**12,847**	3,090
盈餘公積（其中：法定公益金人民幣0元（2005：人民幣772百萬元））	24	**2,228**	1,544
未分配利潤（其中：於資產負債表日後提議分配的現金股利人民幣3,441百萬元（2005：人民幣1,067百萬元））	25	**8,832**	3,744
股東權益合計		**29,840**	11,341
負債及股東權益總計		**58,024**	13,780

此財務報表已於2007年4月10日獲董事會批准。

董事長 **張曉剛**
總會計師 **馬連勇**

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

資產負債表

於2006年12月31日
(按照《中國會計準則及制度》編製)

資產	附註	**2006年 人民幣百萬元**	2005年 人民幣百萬元
流動資產			
貨幣資金	4	**1,480**	515
應收票據	5	**1,409**	595
應收賬款	6	**676**	649
其他應收款	7	**68**	1
預付賬款	8	**592**	166
存貨	9	**7,036**	2,440
流動資產合計		**11,261**	4,366
長期股權投資	10	**660**	212
固定資產			
固定資產原價	11	**40,910**	10,895
減：累計折舊		**(8,320)**	(4,827)
固定資產淨值		**32,590**	6,068
減: 固定資產減值準備		**(118)**	—
固定資產淨額		**32,472**	6,068
在建工程	12	**8,135**	2,836
固定資產合計		**40,607**	8,904
無形資產及其他資產			
無形資產	13	**5,496**	298
無形資產及其他資產合計		**5,496**	298
資產總計		**58,024**	13,780

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

合併資產負債表(續)

於2006年12月31日
(按照《中國會計準則及制度》編製)

負債及股東權益	附註	2006年 人民幣百萬元	2005年 人民幣百萬元
流動負債			
短期借款	14	**4,630**	117
應付票據	15	**1,338**	194
應付賬款	16	**1,401**	244
預收賬款	17	**3,252**	963
應付工資		**212**	68
應付福利費		**61**	26
應交税金	3(d)	**(21)**	(111)
其他應付款	18	**1,223**	208
預提費用		**9**	7
一年內到期的長期負債	19	**5,078**	641
流動負債合計		**17,183**	2,357
長期負債			
長期借款	20	**9,089**	604
長期應付款	21	**2,324**	—
長期負債合計		**11,413**	604
負債合計		**28,596**	2,961
股東權益			
股本	22	**5,933**	2,963
資本公積	23	**12,847**	3,090
盈餘公積 (其中:法定公益金人民幣0元 (2005:人民幣772百萬元))	24	**2,228**	1,544
未分配利潤 (其中:於資產負債表日後提議分配的 現金股利人民幣3,441百萬元 (2005:人民幣1,067百萬元))	25	**8,826**	3,732
股東權益合計		**29,834**	11,329
負債及股東權益總計		**58,430**	14,290

此財務報表已於2007年4月10日獲董事會批准。

董事長	**張曉剛**
總會計師	**馬連勇**

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

合併資產負債表

於2006年12月31日
(按照《中國會計準則及制度》編製)

資產	附註	**2006年 人民幣百萬元**	2005年 人民幣百萬元
流動資產			
貨幣資金	4	**1,698**	562
應收票據	5	**1,409**	595
應收賬款	6	**648**	594
其他應收款	7	**68**	8
預付賬款	8	**610**	174
存貨	9	**7,220**	2,608
待攤費用		**1**	1
流動資產合計		**11,654**	4,542
長期股權投資	10	**59**	41
固定資產			
固定資產原價	11	**41,471**	11,438
減：累計折舊		**(8,447)**	(4,905)
固定資產淨值		**33,024**	6,533
減：固定資產減值準備		**(118)**	—
固定資產淨額		**32,906**	6,533
在建工程	12	**8,279**	2,840
固定資產合計		**41,185**	9,373
無形資產及其他資產			
無形資產	13	**5,528**	334
長期待攤費用		**4**	—
無形資產及其他資產合計		**5,532**	334
資產總計		**58,430**	14,290

刊載於第96頁至第137頁的財務報表附註為本財務報表的組成部份。

三. 審計意見

我們認為，貴公司財務報表已經按照中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》的規定編制，在所有重大方面公允反映了貴公司2006年12月31日的合併財務狀況和財務狀況以及2006年度的合併經營成果和經營成果以及合併現金流量和現金流量。

畢馬威華振會計師事務所

中國註冊會計師

張力

楊明

中國北京

二零零七年四月十日

KPMG

鞍鋼股份有限公司全體股東：

我們審計了後附的貴公司財務報表，包括2006年12月31日的合併資產負債表和資產負債表、2006年度的合併利潤及利潤分配表和利潤及利潤分配表、合併現金流量表和現金流量表以及財務報表附註。

一. 貴公司管理層對財務報表的責任

按照中華人民共和國財政部頒佈的企業會計準則和《企業會計制度》的規定編制財務報表是貴公司管理層的責任。這種責任包括：(1)設計、實施和維護與財務報表編制相關的內部控制，以使財務報表不存在由於舞弊或錯誤而導致的重大錯報；(2)選擇和運用恰當的會計政策；(3)作出合理的會計估計。

二. 註冊會計師的責任

我們的責任是在實施審計工作的基礎上對財務報表發表審計意見。我們按照中國註冊會計師審計準則的規定執行了審計工作。中國註冊會計師審計準則要求我們遵守職業道德規範，計劃和實施審計工作以對財務報表是否不存在重大錯報獲取合理保證。

審計工作涉及實施審計程序，以獲取有關財務報表金額和披露的審計證據。選擇的審計程序取決於註冊會計師的判斷，包括對由於舞弊或錯誤導致的財務報表重大錯報風險的評估。在進行風險評估時，我們考慮與財務報表編制相關的內部控制，以設計恰當的審計程序，但目的並非對內部控制的有效性發表意見。審計工作還包括評價管理層選用會計政策的恰當性和作出會計估計的合理性，以及評價財務報表的總體列報。

我們相信，我們獲取的審計證據是充分、適當的，為發表審計意見提供了基礎。

(c) 凡有權出席年度股東大會並有表決權的股東均可委任一位或多位人士(不論該人士是否為股東)作為其股東代理人，代其出席及投票。

(d) 委任超過一名股東代理人的股東，其股東代理人只能按實際擁有股份以投票方式行使表決權。

(e) 股東須以書面形式委託代理人，由委託人簽署或由被委託人簽署。如該委託書由被委託人簽署，則該授權委託書必須經過公證手續。經過公證的委託書或授權書和投票代理委託書必須盡快並且在年度股東大會或其任何續會舉行前二十四小時交回本公司之過戶登記處登記，方為有效，地址為：香港證券登記有限公司，香港灣仔皇后大道東183號合和中心46樓。

(f) 擬出席年度股東大會的股東應於二零零七年五月十八日下午五時三十分前，將擬出席年度股東大會的書面回條(連同本通告寄發予股東)送達本公司董事會秘書處，回條可通過來人、來函或傳真方式送遞，而無上述書面回覆將不影響股東親自出席年度股東大會或其任何續會的權利。

(g) 預計年度股東大會會議需時半天，往返及食宿費用股東自理。

(h) 本次大會秘書處地址：

中華人民共和國
遼寧省鞍山市
千山區千山西路1號
郵政編碼： 114011
電話： 86 - 412 - 8417273 / 8419192
傳真： 86 - 412 - 6727772

茲通告本公司訂於二零零七年六月八日上午九時在中國遼寧省鞍山市鐵東區東風街108號東山賓館會議室舉行二零零六年度股東大會(「年度股東大會」)，審議並酌情通過下列決議：

以普通決議案方式

1. 審議並批准本公司二零零六年度董事會工作報告；

2. 審議並批准本公司二零零六年度監事會工作報告；

3. 審議並批准本公司截至二零零六年十二月三十一日止年度的經審核財務報表；

4. 審議並批准本公司二零零六年度建議的利潤分配計劃；

5. 審議並批准本公司二零零六年度的董事及高級管理人員酬金；

6. 審議並批准本公司二零零六年度的監事酬金；及

7. 審議並批准聘任畢馬威會計師事務所為本公司二零零七年度的境外核數師，及畢馬威華振會計師事務所為本公司的境內核數師，並授權董事會決定其酬金。

承董事會命
鞍鋼股份有限公司
付吉會
董事會秘書

中國遼寧省鞍山市
二零零七年四月二十三日

附註：

(a) 本公司將於二零零七年五月十日至二零零七年六月八日(包括首尾兩天)暫停辦理H股股份過戶登記手續。鑒於本公司的H股股東名冊就定於二零零七年五月二十九日召開的臨時股東大會與年度股東大會的關閉期間重叠，本公司的H股股東名冊實際上於二零零七年四月三十日至二零零七年六月八日關閉。

(b) 凡持有本公司H股股份並於二零零七年四月二十七日營業時間結束時登記在冊的本公司H股股東，可憑護照或身份證出席年度股東大會。

6. 期後事項(續)

(5) 執行新企業會計準則後本公司可能發生的會計政策、會計估計變更及其對本公司的財務狀況和經營成果的影響。

(1) 合併口徑變化影響：

根據《企業會計準則第2號-長期股權投資》的第八條規定，對本公司的合營公司應按權益法在個別財務報表中進行核算；根據《企業會計準則第33號－合併財務報表》第六條規定，合併財務報表的合併範圍應以控制為基礎予以確定，同時《企業會計準則第33號－合併財務報表》應用指南第一(三)條也確認合營公司不納入合併範圍。因此本公司目前擁有的四個合營公司根據新準則將不納入合併報表範圍，進而將影響本公司合併口徑的主營業務收入、主營業務成本和資產規模有所減少。對二零零六年數據按新準則模擬計算主營業務收入將減少人民幣3.97億元、主營業務成本減少人民幣2.89億元、總資產減少人民幣4億元。

(2) 其他會計政策變更主要影響：

一般借款利息資本化：根據《企業會計準則第17號——借款費用》的有關規定，如為購建或者生產符合資本化條件的資產佔用了一般借款的，可根據規定的方法將一般借款利息進行資本化。對二零零六年數據按新準則模擬計算將使工程成本和利潤總額同時增加人民幣1.86億元。

所得税核算：根據《企業會計準則第18號－所得税》，本公司對所得税的核算將由應付税款法改為採用資產負債表債務法，確認遞延所得税資產和遞延所得税負債，進而將影響資產、負債和淨利潤的變化。對二零零六年數據按新準則模擬計算，使本公司遞延所得税資產增加人民幣132百萬元，期初留存收益和本期淨利潤分別增加人民幣86百萬元和人民幣46百萬元；使本公司遞延所得税負債增加人民幣78百萬元 ，期初留存收益和本期淨利潤分別減少人民幣22百萬元和人民幣56百萬元。

5. 控股股東的承諾事項(續)

(2) 本公司控股股東鞍鋼集團公司於二零零五年五月二十五日作出承諾，在本公司收購鞍鋼新鋼鐵公司100%股權完成後，根據《原材料和服務供應協議》，對本公司採購鞍鋼集團公司的鐵精礦在《原材料和服務供應協議》鐵精礦定價基準所確定的最高數額上給予相等於平均報價(定義見下文)10%的價格優惠，優惠的金額為前一半年度中國鐵精礦進口到岸的海關平均報價(「平均報價」)的10%。

報告期內，承諾人沒有違反相關承諾事項的情況。

6. 期後事項

(1) 二零零七年二月二日，本公司董事會四屆六次會議審議批准了以下事項：

1) 批准劉玠先生辭去本公司董事、董事長職務。

2) 在選舉產生新的董事長前，暫時由本公司副董事長唐复平先生代行董事長職責。

3) 選舉張曉剛先生為本公司執行董事候選人，並提請下一次股東大會審議。

4) 批准於二零零七年三月二十六日召開本公司二零零七年第一次臨時股東大會。

(2) 二零零七年二月二十八日，本公司第四屆董事會第七次會議審議批准了《關於出售部分固定資產的議案》。

(3) 二零零七年三月二十六日，本公司二零零七年第一次臨時股東大會選舉了張曉剛先生為本公司執行董事。

(4) 二零零七年三月二十六日，本公司第四屆董事會第八次會議審議批准了如下事項：

1) 選舉張曉剛先生為本公司第四屆董事會董事長。

2) 通過調整本公司董事會專門委員會的決議。

3) 通過《關於同意鞍山鋼鐵集團公司投資建設朝陽鋼鐵項目的議案》。

4. 重大合同及其履行情況(續)

(3) 本集團不存在委託理財事項。

(4) 本報告期內本集團無其他重大合同。

5. 控股股東的承諾事項

(1) 股權分置改革期間，本公司控股股東鞍鋼集團公司除根據相關法律、法規和規章的規定，做出了法定最低承諾。除法定最低承諾外，鞍鋼集團公司還就本次股改方案做出了如下特別承諾：

1) 鞍鋼集團公司在本次股改方案實施後所持的股份自有關股份獲得深圳證券交易所上市流通權之日起，在36個月內不上市交易或者轉讓(流通A股股東行使權益對應的股份除外)。

2) 本公司新增流通A股收購鞍鋼集團公司持有的鞍鋼新鋼鐵公司100%股權，鞍鋼集團公司承諾因此而增持的股份自過戶至其帳戶起36個月不上市交易或轉讓。

3) 自收購鞍鋼新鋼鐵公司全數股權完成至二零一零年末，鞍鋼集團公司持有的本公司股份不低於60%。

4) 鞍鋼集團公司將賠償其他股東因其不履行或者不完全履行上述承諾而遭受的損失。

5) 鞍鋼集團公司將其持有的、用於執行國有股權分置改革方案對價安排所需的本公司股份在中國證券登記結算有限責任公司深圳分公司辦理有關託管手續，以確保履行該等對價安排義務。

6) 鞍鋼集團公司將支付與本次股權分置改革相關的所有費用。鞍鋼集團公司還做出了如下聲明：

「鞍鋼集團將忠實履行承諾，承擔相應的法律責任。除非受讓人同意並有能力承擔承諾責任，鞍鋼集團將不轉讓所持有的股份。」

報告期內，承諾人沒有違反相關承諾事項的情況。

3. 重大關聯交易(續)

(2) 資產、股權轉讓發生的關連交易(續)

此次收購的資產截至二零零五年六月三十日評估基準日的賬面價值為人民幣14,607百萬元，評估價值為人民幣19,692百萬元，轉讓價格為人民幣19,712百萬元。

定價原則：以經境內資產評估報告確定的(已經國資委備案)鞍鋼新鋼鐵公司的資產淨值為交易基準價再加上對價調整數來確定。

收購價款的支付方式：本公司以每股人民幣4.29元的價格向鞍鋼集團公司新增29.7億股流通A股，折合人民幣127.413億元，作為收購鞍鋼新鋼鐵公司100%股權的部分對價。資金不足部分以延遲價款方式支付，延遲價款由本公司在交割日後的三年內分三期平均支付；本公司將就延遲價款向鞍鋼集團公司支付利息，利率為中國人民銀行公佈的同期貸款利率，該利息與同期延遲價款一起支付。

(3) 由關連方提供的擔保

截止二零零六年十二月三十一日，本公司銀行借款人民幣4,003百萬元由鞍鋼集團公司提供擔保。

4. 重大合同及其履行情況

(1) 本報告期內本集團沒有發生重大託管、承包、租賃事項。

(2) 重大承擔

於2002年10月，本公司的合營企業鞍蒂大連為興建生產線訂立貸款協議，取得一筆為數人民幣1,080百萬元的長期貸款(「銀團貸款」)。該筆銀團貸款以鞍蒂大連於2006年12月31日帳面值為人民幣1,099百萬元(2005：人民幣1,122百萬元)的土地使用權、在建工程、物業、廠房及設備及應收賬款作抵押。

根據貸款協議，本公司以其持有的鞍蒂大連50%股權作為鞍蒂大連履行銀團貸款項下義務的擔保。

根據2002年10月22日本公司的資金支援協議，如果鞍蒂大連資金不足致使鞍蒂大連的興建不能完成、或鞍蒂大連在興建工程竣工後沒有足夠資金供其運營所需或償還貸款，本公司需向鞍蒂大連提供資金。承擔金額以8百萬美元為限，在第十期償還期過後，將降至4百萬美元。

於2006年12月31日，銀團貸款的餘額為人民幣608百萬元，其中人民幣304百萬元已按本公司佔鞍蒂大連的權益比例確認到本集團的銀行貸款餘額中。

3. 重大關聯交易(續)

(1) 持續性關連交易(續)

4) 本公司向合營公司提供的主要項目：

項目	金額 (人民幣百萬元)	佔同類交易 金額比例(%)
冷硬卷	1,449	14.14

本公司上述關聯交易的結算方式全部為貨幣付款。

關聯交易必要性、持續性的説明：鋼鐵生產具有較強的連續性，本公司大部分原料依賴於鞍鋼集團公司及其子公司，同時有部分產品也要銷售給鞍鋼集團公司及其子公司。因此為保證本公司日常生產經營的穩定運行，上述持續性關聯交易是必要的。

上述關連交易已經被董事會中與控股公司沒有關係之獨立董事委員會確認，上述關連交易 (1) 為本公司在日常業務過程中進行的交易；(2) 是按照一般商業條款進行；或不遜於獨立第三方提供的交易條款進行；或(如無可參考比較者)對本公司股東而言公平合理的條款進行的；(3)遵照原材料和服務供應 協議的條款進行，而交易條款公平合理，並且符合本公司股東的整體利益；及(4)2006年度，本公司持續性關聯交易總額未超過《原材料和服務供應協議》上載明且已經過股東大會批准的適用於該等類別的相關上限。

本公司核數師已審閱該等交易；並向董事會出具函件，表示：(1)該等交易已取得本公司董事會批准；(2)他們並未發現任何跡象，致使他們相信這些關連交易與原材料與服務供應協議條款不符；及(3)這些關連交易的實際金額並未超過有關的豁免上限。

(2) 資產、股權轉讓發生的關連交易

二零零五年十月二十日，本公司董事會三屆二十一次會議審議批准了本公司收購鞍鋼集團公司所持有鞍鋼新鋼鐵公司100%股權事宜，此收購事項屬於關聯交易。該事項已於二零零五年十二月二十八日通過本公司二零零五年第二次臨時股東大會、第二次內股類別股東大會及第二次外資股類別股東大會批准，並於二零零六年一月二十五日經中國證監會核准。

3. 重大關聯交易(續)

(1) 持續性關連交易(續)

3) 向關連方銷售產品和提供勞務

項目	定價原則	價格	金額(人民幣百萬元)	佔同類交易金額比例(%)
冷軋板	本集團與獨立第三方之間上一月的平均售價;就為對方開發新產品所提供的上述產品而言,定價基準則為如有市場價格,按市場價格定價,如無市場價格,按成本加合理利潤原則,所加合理利潤率不高於提供有關產品成員單位平均毛利率	3,352元/噸	675	4.97
厚板		3,274元/噸	248	5.15
綫材		2,920元/噸	100	3.50
大型材		3,542元/噸	12	0.48
熱軋卷板		2,808元/噸	265	1.48
中板		3,050元/噸	215	6.49
鍍鋅板		4,038元/噸	156	4.17
彩塗板		5,152元/噸	10	2.90
中型材		2,832元/噸	20	6.41
小型材		2,209元/噸	5	4.38
無縫管		3,523元/噸	45	1.80
鐵水		1,805元/噸	51	100
焦炭		582元/噸	57	94.94
化工副產品		—	26	2.89
廢鋼料	市場價格	—	94	85.16
廢舊物資		—	56	52.74
合計			2,035	

項目	定價原則	價格	金額(人民幣百萬元)	佔同類交易金額比例(%)
新水	國家定價	2.51元/噸	39	95.47
淨環水	生產成本加5%的毛利	1.69元/噸	73	100
軟水		2.40元/噸	0	100
煤氣		42.76元/吉焦	198	79.46
高爐煤氣		13.50元/吉焦	26	99.95
蒸汽		39.50元/吉焦	32	97.43
氮氣		0.25元/立方米	0	5.61
氧氣		0.76元/立方米	3	15.26
氬氣		1.22元/立方米	1	4.86
壓縮空氣		0.15元/立方米	2	100
餘熱水		6.34元/吉焦	14	76.68
產品測試服務	市場價格	—	5	5.52
運輸服務		—	1	85.27
合計			394	

3. 重大關聯交易(續)

(1) 持續性關連交易(續)

2) 向關連方採購產品和接受勞務:(續)

項目	定價原則	金額(人民幣百萬元)	佔同類交易金額比例(%)
鐵路運輸服務	國家定價	474	73.28
道路運輸服務	市場價格	225	84.44
代理服務: －原材料、設備、備件和輔助材料進口 －產品出口	傭金1.5%(不超過主要的中國國家進出口公司所徵收的佣金)	189	100
設備檢修及服務	市場價格	752	49.65
設計及工程服務	市場價格	2,100	31.92
教育設施、職業技術教育,在職職工培訓、翻譯服務	市場價格	—	—
公務車服務	市場價格	16	98.21
業務招待、會議費用	市場價格	—	—
綠化服務	市場價格	33	89.72
報紙及其他出版物	國家定價	2	44.53
電訊業務、電訊服務	國家定價	14	66.51
環境監測服務	國家定價	2	94.48
取暖費	國家定價	2	9.93
生產協力及維護	按市場價格支付勞務及材料費	687	88.53
生活協力及維護	按市場價格支付勞務及材料費	93	94.06
合計		4,589	
結算資金利息	國家定價	5	34.19
貸款及貼現利息	國家定價	94	10.57

3. 重大關聯交易(續)

(1) 持續性關連交易(續)

2) 向關連方採購產品和接受勞務：

項目	定價原則	價格	金額 (人民幣百萬元)	佔同類交易金額比例(%)
燒結礦	鐵精礦價格加上前一半年度工序成本再加上10%的毛利。(其中：工序成本不高於本公司生產同類產品的工序成本)	583元/噸	1,792	99.31
廢鋼	市場價格	–	200	97.76
鋼坯	市場價格	–	135	98.76
電	國家定價	0.46元/度	1,031	28.79
石灰石	不高於鞍鋼集團公司有關成員公司上一月報予獨立第三方的銷售價格平均值	56元/噸	63	100
白灰		320元/噸	718	98.93
耐火材料		–	161	20.90
備件備品及工具		–	551	13.68
合計			13,708	

3. 重大關聯交易(續)

(1) 持續性關連交易(續)

2) 向關連方採購產品和接受勞務：

項目	定價原則	價格	金額（人民幣百萬元）	佔同類交易金額比例(%)
鐵精礦	不高於調整之前的前一半年度中國鐵精礦進口到岸的海關平均報價加上從鮁魚圈港到本公司的鐵路運費再加上品位調價。其中品位調價以本公司前一半年度進口鐵精礦加權平均品位為基準，鐵精礦品位每上升或下降一個百分點，價格上調或下調人民幣10元/噸。鞍鋼集團公司承諾在確定的最高數額上給予價格優惠，優惠金額為前一半年度中國鐵精礦進口到岸的海關平均報價的10%。	520元/噸	5,902	74.01
球團礦	以前一半年度本公司向獨立第三方採購球團礦平均價格為基準，球團礦品位每上升或下降一個百分點，價格上調或下調人民幣10元/噸。	724元/噸	3,155	99.18

3. 重大關聯交易(續)

(1) 持續性關連交易(續)

1) 關聯方情況

關聯方	向關聯方銷售產品和提供勞務 交易金額	向關聯方銷售產品和提供勞務 佔同類交易金額的比例	向關聯方採購產品和接受勞務 交易金額	向關聯方採購產品和接受勞務 佔同類交易金額的比例
鞍鋼集團汽車運輸有限責任公司			147	0.33%
鞍鋼電氣有限責任公司			119	0.27%
鞍鋼集團財務有限責任公司			99	0.22%
鞍山鋼鐵集團公司生活後勤協力中心			86	0.19%
鞍鋼集團自動化公司			86	0.19%
鞍鋼集團機械化裝卸公司	1	0.00%	74	0.17%
大連華冶聯自動化有限公司			33	0.07%
鞍山鋼鐵集團公司公務用車服務中心			17	0.04%
鞍山鋼鐵集團公司電訊廠			15	0.03%
鞍鋼集團鐵路修建公司			7	0.02%
鞍鋼集團生活服務公司			4	0.01%
鞍鋼集團接待服務公司			3	0.01%
鞍鋼日報社			1	0.00%
鞍山鋼鐵集團公司生產檢測中心			1	0.00%
鞍山鋼鐵集團公司勞動衛生研究所			1	0.00%
合計	2,429	4.49%	18,396	41.24%

其中：報告期內本公司向控股股東及其子公司銷售產品或提供勞務的關聯交易金額人民幣2,429百萬元。

3. 重大關聯交易

(1) 持續性關連交易

本公司二零零六年度向鞍鋼集團公司及鞍鋼集團公司的子公司購買部分生產所需原料及能源動力及服務，又向鞍鋼集團公司及其子公司銷售部份本公司產品，交易方式及價格均按雙方簽訂的原材料和服務供應協議執行。

1) 關聯方情況

單位：人民幣百萬元

	向關聯方銷售產品和提供勞務		向關聯方採購產品和接受勞務	
關聯方	交易金額	佔同類交易金額的比例	交易金額	佔同類交易金額的比例
鞍鋼集團國際經濟貿易公司	1,306	2.41%	201	0.45%
鞍鋼重型機械有限責任公司	264	0.49%	493	1.11%
鞍鋼建設集團有限公司	241	0.44%	1,823	4.09%
鞍鋼集團耐火材料公司	209	0.39%	880	1.97%
鞍鋼集團鞍山礦業公司	128	0.24%	7,833	17.56%
鞍鋼鋼繩有限責任公司	97	0.18%	16	0.04%
鞍山鋼鐵集團公司第二發電廠	57	0.11%	1,031	2.31%
鞍鋼實業集團有限公司	37	0.07%	413	0.93%
鞍鋼集團弓長嶺礦業公司	24	0.04%	3,169	7.10%
鞍山鋼鐵集團公司計劃財務部會計核算中心	18	0.03%	9	0.02%
鞍鋼集團房產物業公司	16	0.03%	2	0.00%
鞍山鋼鐵集團公司鐵路運輸公司	8	0.01%	477	1.07%
鞍山鋼鐵集團公司礦渣開發公司	8	0.01%	182	0.41%
鞍山冀東水泥有限責任公司	5	0.01%		
鞍鋼集團鐵路設備檢修公司	5	0.01%	49	0.11%
鞍鋼房地產開發集團有限公司	4	0.01%	55	0.12%
鞍山鋼鐵集團公司設計研究院	1	0.00%	87	0.20%
鞍山鋼鐵集團公司生產協力中心			582	1.30%
鞍山鋼鐵集團公司設備檢修協力中心			401	0.90%

1. 重大訴訟、仲裁事項

二零零六年度本公司無重大訴訟、仲裁事項。

2. 本公司收購及出售資產情況

交易對方及被收購資產	購買日	收購價格	自購買日起至本年末為上市公司貢獻的淨利潤	是否為關聯交易(如是，說明定價原則)	所涉及的資產產權是否已全部過戶	所涉及的債權債務是否已全部轉移
向鞍鋼集團公司收購其所持有的鞍鋼新鋼鐵公司100%股權	二零零六年一月一日	人民幣19,712百萬元	註1	是關聯交易 定價原則：以經境內資產評估報告確定的(已經國資委備案)新鋼鐵公司的資產淨值為交易基準價再加上對價調整數來確定	是	是

註1： 本報告期內，本公司完成了收購鞍鋼新鋼鐵公司100%股權的重大事項，並於二零零六年一月一日起將鞍鋼新鋼鐵公司的所有資產及負債轉入本公司，同時鞍鋼新鋼鐵公司已申請註銷，因此鞍鋼新鋼鐵公司於截止二零零六年十二月三十一日的經營業績已包含在本公司的財務報表中。

此次收購通過購入鋼鐵生產的前部工序，本公司將實現鋼鐵主業的一體化，極大增強上市公司的競爭能力。

8. 接待投資者調研及採訪(續)

報告期內主要的調研接待活動(續)

時間	地點	方式	接待對象	談論內容即提供的資料
10月19日	董事會秘書室	參觀生產現場座談會	大和總研(香港)有限公司上海代表處 劉曉慧	1. 本公司生產經營狀況
10月30日			國金證券有限責任公司周濤等2人	2. 本公司發展趨勢
11月27日			里昂證券有限公司況樂天虎	3. 國內外鋼鐵行業狀況
12月12日			銀華基金管理有限公司李宇家	
12月20日			中國國際金融(香港)有限公司 劉國傑等3人	
12月29日			興業證券股份有限公司 遲宇	

8. 接待投資者調研及採訪(續)

報告期內主要的調研接待活動

時間	地點	方式	接待對象	談論內容即提供的資料
8月29日	董事會秘書室	參觀生產現場座談會	CREDIT SUISSE (HONG KONG) LIMITED 組織的36人調研團	1. 本公司生產經營狀況
8月31日			華泰證券研究所 馬克明	2. 本公司發展趨勢
9月3日			Macquarie Securities (Asia) Pte Limited 林學海等4人	3. 國內外鋼鐵行業狀況
9月4日	上海	座談會	中國國際金融有限公司 羅煒等10人	1. 本公司中期業績解析 2. 本公司生產經營狀況
9月25日	北京	座談會	中信證券股份有限公司 周希增等14人	3. 本公司發展趨勢 4. 國內外鋼鐵行業狀況
9月30日	董事會秘書室	參觀生產現場座談會	建華證券(亞洲)有限公司 上海代表處 馬楠	1. 本公司生產經營狀況 2. 本公司發展趨勢
10月18日			法銀巴黎證券股份有限公司 何思嫻	3. 國內外鋼鐵行業狀

6. 核數師酬金

本公司二零零五年度股東大會批准繼續聘任畢馬威會計師事務所為本公司二零零六年度境外審計師和畢馬威華振會計師事務所為本公司二零零六年度境內審計師。本公司應支付聘任會計師事務所二零零六年度審計費為港幣750萬元，聘任會計師事務所為審計所實際發生的代墊費用由本公司支付。畢馬威會計師事務所及畢馬威華振會計師事務所已連續十年為本公司提供審計服務。

7. 內部監控

為滿足香港聯交所上市規則之要求，加強本公司內部控制管理，防範企業經營風險，本公司開展了內部控制體系的建設工作。經過認真審查，本公司董事會認為本公司現有的內部控制體系建立且有效運行基本覆蓋了公司業務的各個方面，結合了公司自身的實際情況，符合現代企業制度的要求，在完整性、系統性、有效性、合規性方面不存在重大缺陷及異常現象。公司現有的內部控制體系能夠在公司鋼鐵主業整合後資產與業務構成發生較大變化時，迅速做出反應及相應調整，在確保公司規範運作，提高科學管理水平，保障投資者利益等方面發揮了良好的作用。公司管理層將根據公司發展的需要，不斷完善、改進公司內部控制制度，提升公司價值。

8. 接待投資者調研及採訪

本公司在二零零六年度共接待境內外投資者、行業分析師來訪50次以上，來訪人數多達上百人。本公司主要通過安排來訪者參觀本公司生產現場，增加來訪者對本公司的整體認識以及感受本公司的發展變化；並以座談會的形式回答來訪者關心的問題。另外，本公司還通過參加知名銀行和證券公司舉行的論壇會，與境內外投資者進行溝通與交流。本公司每年年度報告及中期報告發佈後，均會在香港舉行業績發佈會，與投資者進行交流。2006年下半年，本公司在北京、上海兩地分別舉行了推介會。本公司以上行為所提供的資料和溝通的問題都基於本公司已經公告的內容，嚴格遵循《上市公司公平信息披露指引》及其他境內外的相關要求。

4. 董事會及下設專門委員會(續)

(5) 審計委員會(續)

二零零六年度，本公司審計委員會召開會議四次，主要對本公司季度、半年度、年度財務報告及本公司季度報告、半年度報告、年度報告中財務信息進行審核，審查本公司的內控制度，就聘請外部審計機構提出建議。

本公司審計委員會及本公司管理層已審查本集團所採納之會計政策，並就核數、內部監控及財務報表等事宜(包括審閱截至二零零六年十二月三十一日止年度之經審計財務報表)進行磋商。

5. 董事長與總經理

本公司董事長與總經理職責分工界定明確，並且不是由同一人擔任。

董事長職責

i. 主持股東大會和召集、主持董事會會議；

ii. 監督董事會決議的實施情況；

iii. 簽署本公司發行的證券；及

iv. 董事會授予的其他職權。

總經理職責

本公司總經理對董事會負責，行使下列職權：

i. 主持本公司的生產經營管理工作，實施董事會決議；

ii. 實施本公司年度經營計劃和投資方案；

iii. 擬訂本公司內部管理機構設置方案；

iv. 擬訂本公司的基本管理制度；

v. 制訂本公司的基本規章；

vi. 提請聘任或者解聘本公司副總經理和其他高級管理人員(包括財務負責人)；

vii. 聘任或者解聘除應由董事會聘任或者解聘以外的負責管理人員；及

viii. 行使本公司章程及董事會授予的其他職權。

4. 董事會及下設專門委員會(續)

(4) 提名委員會(續)

提名委員會的主要職責：

i. 研究本公司董事、高級管理人員的選擇標準和程序並提出建議；

ii. 廣泛搜尋合格的董事和高級管理人員的人選；及

iii. 對董事候選人和高級管理人員人選進行審查並提出相關建議。

二零零六年度，本公司提名委員會召開會議三次，根據所需人才的素質要求及相關法規、公司章程等的要求提名公司董事候選人及高級管理人員人選，並提交董事會審議。

(5) 審計委員會

審計委員會的組成及報告期內會議出席情況：

姓名	委員會職務	會議出席率
劉永澤	召集人	100%
于萬源	成員	100%
王林森	成員	100%
李澤恩	成員	100%

審計委員會的主要職責：

i. 提議聘請或解聘外部審計機構；

ii. 監督本公司的內部審計程序及其實施；

iii. 負責內部審計與外部審計之間的溝通；

iv. 審核本公司財務信息及其披露；及

v. 審查本公司的內控制度。

4. 董事會及下設專門委員會(續)

(3) 薪酬與考核委員會

薪酬與考核委員會的組成及報告期內會議出席情況：

姓名	委員會職務	會議出席率
李澤恩	召集人	100%
唐复平	成員	100%
王春明	成員	100%
吳溪淳	成員	100%
劉永澤	成員	100%

薪酬與考核委員會的主要職責：

i. 審查本公司董事、高級管理人員考核的標準，進行考核並提出建議；及

ii. 研究和審查董事、高級管理人員的薪酬政策與條款。

二零零六年度，本公司薪酬與考核委員會召開會議一次，主要對本公司董事、高級管理人員二零零五年度業績進行考核，並審查董事、高級管理人員的二零零五年度薪酬，並提交董事會審議。

(4) 提名委員會

提名委員會的組成及報告期內會議出席情況：

姓名	委員會職務	會議出席率
王林森	召集人	100%
劉　玠	成員	100%
楊　華	成員	100%
王春明	成員	100%
劉永澤	成員	100%

4. 董事會及下設專門委員會(續)

(2) 董事會的職責與運作

董事會對股東大會負責，行使下列職權：

i. 負責召集股東大會，並於股東大會向股東報告工作；

ii. 執行股東大會的決議；

iii. 決定本公司的經營計劃和投資方案；

iv. 編製本公司的年度財務預算、決算方案；

v. 編製本公司的利潤分配方案和彌補虧損方案；

vi. 編製本公司增加或者減少註冊資本的方案以及發行本公司債券的方案；

vii. 擬定本公司合併、分立、解散的方案；

viii. 決定本公司內部管理機構的設置；

ix. 聘任或者解聘本公司總經理，聘任或者解聘由總經理提名的副總經理和其他高級管理人員(包括財務負責人)，決定其報酬事項；

x. 編製本公司的基本管理制度；及

xi. 編製本公司章程建議修改方案。

前款決議事項，除第vi、vii、xi項必須由最少三分之二的董事表決同意外，其餘可以由半數以上的董事表決同意。

本公司董事負責監督編製每個財政期間的財務報表，使該份報表能真實兼公允反映本公司在該段期間的業務狀況、業績及現金流量。

二零零六年度，董事會共召開董事會會議九次。

4. 董事會及下設專門委員會

(1) 董事會及下設專門委員會的組成

本公司董事會共十四人組成，其中董事長一人，執行董事七人，非執行董事一人，獨立非執行董事五人。獨立非執行董事人數佔董事會三分之一。

本公司董事會下設四個專門委員會，各專門委員會成員全部由本公司董事組成，其中審計委員會、提名委員會、薪酬與考核委員會中獨立非執行董事佔多數並擔任召集人。審計委員會中至少有一名獨立非執行董事是會計專業人士。各專門委員會對董事會負責，各專門委員會的提案提交董事審查決定。

董事會的組成及報告期內會議出席情況：

姓名	董事會職務	會議出席率
劉　玠	董事長(現已離任)	100%
唐复平	執行董事	100%
楊　華	執行董事	100%
黃浩東	執行董事	100%
王春明	執行董事	100%
林大慶	執行董事	100%
付　偉	執行董事	100%
付吉會	執行董事、董事會秘書	100%
于萬源	非執行董事	100%
吳溪淳	獨立非執行董事	100%
王林森	獨立非執行董事	100%
劉永澤	獨立非執行董事	100%
李澤恩	獨立非執行董事	100%
王小彬	獨立非執行董事	100%

所有董事(包括非執行董事及獨立非執行董事)任期為三年，可連選連任。

1. 企業管治常規

作為一家在香港和深圳兩地上市的公司，本公司一直致力於按照國際企業管治標準來提升企業管治水平。董事會及管理層明白其有責任制定良好的企業管治常規及程序，並嚴格執行，以保障股東的權益及長期為股東創造價值。

自香港聯交所頒發《企業管治常規守則》(簡稱「《守則》」)以來，本公司即按《守則》規定的原則來完善企業管治。在報告期內，本公司遵守了《守則》所列的所有守則條文，並遵循了大部份建議最佳常規。

2. 董事的證券交易

董事會已採納董事證券交易守則，以符合香港聯交所上市規則。董事會全體成員回應本公司的特別查詢時確認，彼等已符合上市規則附錄十所規定的準則。

3. 獨立非執行董事

在本報告期內，本公司董事會均遵守上市規則第3.10(1)條，規定上市公司需有最少三名獨立非執行董事，並遵守上市規則第3.10(2)條，規定其中一名獨立非執行董事擁有適當的專業資格或有適當的會計或相關的財務管理專業。

本公司已按香港聯交所的規定，就獨立非執行董事的獨立性進行核實如下：本公司已收到各獨立非執行董事的確認書，確保彼等遵守上市規則第3.13條規定的獨立性。本公司認為所有獨立非執行董事均具有獨立性。

5. 資產抵押

鞍帯大連為取得銀行借款，將其應收賬款、 土地使用權、在建工程、房屋建築和機器設備分別質押或抵押給中國銀行。本公司也將持有的鞍帯大連50%的股權質押給中國銀行。

6. 資本承諾及或有負債

本集團截至二零零六年十二月三十一日，資本承諾為人民幣28,027百萬元，主要為生產綫建設及改造。

本集團截至二零零六年十二月三十一日，無或有負債。

7. 外匯風險

本公司有部分產品銷售出口的同時，亦有部分原料、設備及備品備件和材料的進口，出口與進口基本對沖了外幣風險。

8. 資本負債的比率

按《國際財務報告準則》，本集團股東權益與負債比率二零零六年為1.04倍，二零零五年為3.78倍。

3. 本公司投資情況(續)

3. 非募集資金的投資、進度情況：

單位：人民幣百萬元

項目名稱	預算項目金額	項目進度	項目收益情況
2130冷軋生產綫	2,640	已建成投產	130
化工廠改造	3,749	48%	330
西區1450項目	2,900	30%	—
鮁魚圈鋼鐵項目	22,600	23%	—
合計	31,889	—	460

4. 本集團流動資金情況、財政資源與資本結構情況(《按國際財務報告準則》編制)

截止二零零六年十二月三十一日，本集團長期借款(不含一年內到期部分)為人民幣9,089百萬元，借款利率為5.184-6.156%，借款期限為2-24年，借款將於2008-2030年到期，主要用於技術改造項目和鮁魚圈鋼鐵廠建設。本集團一年內到期長期負債為人民幣5,078百萬元。本集團資信狀況良好，產品有較高的盈利能力，將來有足夠的現金用於償還到期債務。

截止二零零六年十二月三十一日，本集團的現金及現金等價物由二零零五年的人民幣562百萬元增加人民幣1,136百萬元，至二零零六年的人民幣1,698百萬元，主要是由於經營活動增加現金流量人民幣10,127百萬元，投資活動支出減少現金流量人民幣11,888百萬元，籌資活動增加現金流量人民幣2,899百萬元。滙率變動減少現金流量人民幣2百萬元。

本集團二零零六年末總資產減流動負債為人民幣41,414百萬元， 二零零五年末為人民幣11,855百萬元。二零零六年末本公司股東權益為人民幣30,001百萬元， 二零零五年末為人民幣11,251百萬元。

3. 本公司投資情況

1. 對外投資情況：

二零零六年度，本公司對外投資總額為人民幣353.33百萬元，比上年度對外投資總額人民幣2.48百萬元增加14,147.18%。

其中向鞍蒂大連投資人民幣237.87百萬元，向鞍鋼新船投資人民幣50百萬元，向鞍蒂長春投資人民幣47.82百萬元，向蒂森克虜伯鞍鋼中瑞(長春)激光拼焊板有限公司投資人民幣17.64百萬元。

2. 募集資金使用情況

本公司於二零零零年三月在境內發行了人民幣15億元可轉換公司債券，募集資金人民幣14.80億元。本公司於二零零六年一月向鞍鋼集團公司新增29.7億股，扣除發行費用後募集資金總額為人民幣127.23億元。

單位：人民幣百萬元

募集資金總額	14,203
本年度已使用募集資金總額	12,723
已累計使用募集資金總額	14,203

承諾項目	擬投入資金	是否變更項目	本公司實際投入資金	實際(預計)產生收益	是否符合計劃進度和預計收益
冷軋改擴建工程	1,950	否	1,586	741	是
冷軋廠2、3號橫切機組改造工程	100	否	33	125	是
冷軋廠新建剪切配送中心工程	180	否	—	預計15.66%	否
收購鞍鋼新鋼鐵公司100%股權	19,712	否	19,712	經營業績已包含在本公司的財務報表中	是
合計	21,942	—	21,331	866	—

未達到計劃進度和預計收益的說明	冷軋廠新建剪切配送中心工程沒有按計劃進度建成的主要原因是項目操作方案有待於進一步分析。
變更原因及變更程序說明	—

1. 財務回顧(續)

(5) 本公司員工數量、專業資格、酬金政策及培訓

截至二零零六年十二月三十一日，本公司擁有員工數量31,842人，其中，生產人員19,692人，銷售人員78人，技術人員2,610人，財務人員297人，行政管理人員2,130人。本公司員工中，本科以上學歷4,393人，佔員工人數的13.8%，專科5,230人，佔員工人數的16.4%，中專13,465人，佔員工人數的42.3%。

二零零六年，本公司根據各級員工的不同需求，有針對性地開展了內容豐富的培訓工作。其中領導幹部以管理理念、管理知識、政治理論知識培訓為主；管理和專業技術崗位以業務培訓、計算機外語培訓為主；生產操作崗位人員以崗位培訓和安全培訓為主。通過培訓，提高了員工隊伍整體素質，為本公司生產經營目標的實現提供了有力的人力資源保證。

本公司對高級管理人員實行崗薪和風險年薪的分配方式，對科研崗位實行崗薪提成獎的分配方式，對銷售崗位實行與銷售利潤掛鈎的分配方式，對其他崗位實行崗薪工資的分配方式。

2. 稅率、匯率及利率變化影響

二零零六年九月十四日財政部等五部委聯合下發了財稅[2006]139號文件，該文件規定鋼材(142個稅號)出口退稅率由11%降至8%，因此項政策的變化使本公司二零零六年成本費用增加人民幣58.45百萬元。中華人民共和國主席令第六十三號公佈的《中華人民共和國企業所得稅法》，自二零零八年一月一日起施行。根據新的企業所得稅法的規定企業所得稅的稅率為25%。現行本公司執行的所得稅率為33%，二零零八年一月一日以後本公司將因所得稅率下調，使本公司淨利潤有所增加。

中國人民銀行於二零零六年四月二十八日將金融機構一年期貸款基準利率上調0.27個百分點，由5.58%提高到5.85%。其他各檔次貸款利率也相應調整。根據當時本公司借款規模，影響財務費用增加人民幣4百萬元；二零零六年八月十九日中國人民銀行再次將金融機構一年期貸款基準利率上調0.27個百分點，由5.85%提高到6.12%；其他各檔次貸款基準利率也相應調整，長期利率上調幅度大於短期利率上調幅度。根據當時本公司借款規模，影響財務費用增加人民幣1.23百萬元；二零零七年三月十八日中國人民銀行又將金融機構一年期貸款基準利率上調0.27個百分點，由6.12%提高到6.39%；其他各檔次貸款基準利率也相應調整，根據當時本公司借款規模，影響財務費用增加人民幣7.81百萬元。

本公司有部分產品銷售出口的同時，亦有部分原料、設備及備品備件和材料的進口，本公司出口與進口活動基本互相對沖，並無重大匯率變動的風險。

1. 業務回顧(續)

(4) 本集團經營活動、投資活動和籌資活動產生現金流量的構成情況(按中國會計準則及制度編製)

金額單位:人民幣百萬元

項目	**二零零六年度**	二零零五年度	變動的主要原因
經營活動產生的現金流量淨額	**11,084**	2,553	經營活動產生的現金流量淨額增加的主要原因是經營產生淨利潤增加、經營性應付項目增加影響。
投資活動產生的現金流量淨額	**(11,873)**	(2,656)	投資活動產生的現金流量支出增加原因是購建固定資產和在建工程支出增加、對外投資支出增加影響。
籌資活動產生的現金流量淨額	**1,927**	(2,096)	籌資活動產生的現金流量淨額增加的主要原因是由於技術改造工程支出增加而引起借款所收到的現金增加影響。

1. 業務回顧(續)

(3) 本集團資產、費用等財務數據變動情況(按中國會計準則及制度編製)(續)

金額單位：人民幣百萬元

利潤表科目	二零零六年	二零零五年	本年比上年增加%
營業費用	**959**	463	107.13
管理費用	**1,527**	349	337.54
財務費用	**901**	64	1,307.81
所得稅	**2,368**	903	162.24

說明：

1) 營業費用增加：一是由於本公司收購鞍鋼新鋼鐵公司100%股權，本公司規模擴大，銷量增加影響營業費用增加；二是本公司技術改造項目如2130冷軋項目達產達效影響產品銷量增加，從而影響相應營業費用增加；三是本公司加大產品出口力度，積極搶佔國際市場，出口產品銷量增加進而相應出口費用增加影響。

2) 管理費用有所增加是由於本公司收購鞍鋼新鋼鐵公司100%股權，本公司規模擴大影響。

3) 財務費用增加：一是由於本公司收購鞍鋼新鋼鐵公司100%股權，承擔原鞍鋼新鋼鐵公司借款額、借款利息導致財務費用增加；二是由於應付鞍鋼集團公司收購對價款的利息增加導致財務費增加影響。

4) 所得稅費用增加是由於利潤總額增加，相應所得稅費用增加影響。

1. 財務回顧(續)

(3) 本集團資產、費用等財務數據變動情況(按中國會計準則及制度編製)(續)

說明:

1) 應收及預付款項佔總資產比重有所減少是由於本公司產品銷售主要採用預收款銷售方式,僅對部分重點工程招標等客戶採取先貨後款方式,收購鞍鋼新鋼鐵公司100%股權後,本公司產、銷規模擴大,總資產增加,應收款佔總資產比重相對減少,減少了3.05個百分點。

2) 存貨佔總資產比重有所減少是由於產成品庫存資金佔用額佔總資產比重減少4.85個百分點影響。產成品佔總資產比重減少是由於本公司收購鞍鋼新鋼鐵公司100%股權,本公司產業鏈完整,總資產規模增加影響。

3) 固定資產原價和累計折舊佔總資產比重有所減少是由於收購鞍鋼新鋼鐵公司100%股權,對收購的資產按評估值入賬影響。

4) 在建工程佔總資產比重有所減少是由於本期工程項目竣工轉固定資產金額較大影響。

5) 無形資產佔總資產比重有所增加是由於收購鞍鋼新鋼鐵公司資產中包含的土地使用權金額較大影響。

6) 短期借款和長期借款有所增加是由於收購鞍鋼新鋼鐵公司100%股權,承擔原鞍鋼新鋼鐵公司借款影響,以及本期工程支出項目較大,新增項目借款影響。

7) 股本佔總資產比重有所減少是由於以每股人民幣4.29元的價格向鞍鋼集團公司溢價發行新增了29.7億股股份,股本增加人民幣29.7億元,而收購價款為人民幣197.12億元。股本溢價增加資本公積人民幣97.53億元,收購價款折股不足部分作為對鞍鋼集團公司欠款分三年償還。

8) 未分配利潤佔總資產比重有所減少是由於本年度分配現金股利有所增加及借款比重增加影響。

1. 業務回顧(續)

(2) 本集團財務狀況及經營情況分析(續)

E. 銀行存款、現金及現金等價物淨增加額增加的主要原因：一是由於經營活動產生淨利潤及經營性應付款項增加進而引起經營活動產生的現金流量淨額較上年增加人民幣7,673百萬元影響；二是由於投資所支出的現金和購建固定資產及在建工程支出增加進而影響投資活動產生的現金流量支出較上年增加人民幣10,149百萬元影響；三是由於借款所收到的現金增加等因素影響籌資活動產生的現金淨流量較上年增加人民幣4,878百萬元影響。

(3) 本集團資產、費用等財務數據變動情況(按中國會計準則及制度編製)

金額單位：人民幣百萬元

資產負債表科目	二零零六年十二月三十一日 金額	二零零六年十二月三十一日 佔總資產的比重%	二零零五年十二月三十一日 金額	二零零五年十二月三十一日 佔總資產的比重%	本年末比上年末佔總資產的比重增/(減)%
應收及預付款項	**2,735**	**4.68**	1,371	9.59	(4.91)
存貨	**7,220**	**12.36**	2,608	18.25	(5.89)
固定資產原價	**41,471**	**70.98**	11,438	80.04	(9.06)
累計折舊	**8,447**	**14.46**	4,905	34.32	(19.86)
在建工程	**8,279**	**14.17**	2,840	19.87	(5.70)
無形資產	**5,528**	**9.46**	334	2.34	7.12
短期借款	**4,630**	**7.92**	117	0.82	7.10
長期借款	**9,089**	**15.56**	604	4.23	11.33
股本	**5,933**	**10.15**	2,963	20.73	(10.58)
未分配利潤	**8,826**	**15.11**	3,732	26.12	(11.01)

1. 財務回顧(續)

(2) 本集團財務狀況及經營情況分析(續)

按《國際財務報告準則》

單位：人民幣百萬元

指標名稱	二零零六年	二零零五年	變動(%)	變動原因
總資產	**58,936**	14,224	314.34	A
非流動負債	**11,413**	604	1,789.57	B
本公司股東應佔權益	**30,001**	11,251	166.65	C
營業額	**54,596**	26,488	106.12	D
毛利	**12,936**	3,724	247.37	D
本公司股東應佔年度利潤	**7,094**	2,117	235.10	D
銀行存款、現金及現金等價物淨增加/(減少)額	**1,138**	(1,264)	190.03	E

註：

A. 總資產增加主要原因：一是收購鞍鋼新鋼鐵公司100%股權影響；二是淨利潤增加影響；三是工程支出增加影響。

B. 非流動負債增加主要原因：一是收購鞍鋼新鋼鐵公司100%股權而承擔原鞍鋼新鋼鐵公司債務；二是延遲支付收購鞍鋼新鋼鐵公司的部分收購價款；及三是工程項目借款增加影響。

C. 本公司股東應佔權益增加：一是由於以每股4.29元的價格向鞍鋼集團公司溢價發行新增了29.7億股股份影響；二是由於經營產生淨利潤增加影響。

D. 營業額、毛利、本公司股東應佔年度利潤增加，一是由於本公司收購鞍鋼新鋼鐵公司100%股權後，本公司產、銷規模擴大；二是本公司技術改造項目如2130冷軋項目達產達效影響；三是本公司加大產品結構調整力度，擴大高附加值產品銷售比例及擴大出口產品銷售影響；四是本公司採取多種措施加強成本管理予控制，使生產成本降低影響。

1. 業務回顧

二零零六年，本公司克服原燃料價格上漲、鋼材市場激烈震盪等不利影響，發揮重組優勢，強化自主創新，加快企業發展，全面完成了生產經營各項任務，實現了新的突破，為建設最具國際競爭力的鋼鐵企業奠定了堅實基礎。

(1) 經營業績

按《國際財務報告準則》，本集團截至二零零六年十二月三十一日止年度實現本公司股東應佔利潤為人民幣7,094百萬元，比上年增長235.10%，每股基本收益為人民幣1.196元。

按中國會計準則及制度，本集團截至二零零六年十二月三十一日止年度實現淨利潤為人民幣6,845百萬元，比上年增長229.24%，每股加權平均收益為人民幣1.204元，每股攤薄收益為人民幣1.154元。

(2) 本集團財務狀況及經營情況分析

按中國會計準則及制度

單位：人民幣百萬元

指標名稱	**二零零六年**	二零零五年	變動(%)
總資產	**58,430**	14,290	308.89
長期負債	**11,413**	604	1,789.57
股東權益	**29,834**	11,329	163.34
主營業務收入	**54,596**	26,488	106.12
主營業務利潤	**12,980**	3,755	245.67
淨利潤	**6,845**	2,079	229.24
現金及現金等價物淨增加／(減少)額	**1,136**	(2,186)	151.97

(二) 規範本公司股份制工作，加強內部監督。對本公司運作是否符合《公司法》等有關法律法規及本公司章程情況進行了監督，對本公司與鞍鋼集團公司的關聯交易進行監督，審查有關資料，確保交易的公正性。

本公司監事會對下列事項發表獨立意見：

1. 本年度本公司依法運作，無違規行為，有完善的內部控制制度，決策程序合法。

2. 本公司董事、經理執行職務時無違反法律、法規、本公司章程或損害本公司利益的行為。

3. 本公司財務報告真實反映了本公司的財務狀況和經營成果。

4. 本公司募集資金實際投入項目和承諾投入項目一致。

5. 本公司收購資產交易價格合理，無內幕交易，未損害部分股東的權益或造成本公司資產流失。

6. 本公司本年度在生產經營中，日常持續性關聯交易及其他關聯交易皆是公平的，無內幕交易，未損害本公司利益。

代表監事委員會
齊聰
監事會主席

二零零七年四月十日

本年度本公司監事會依照《公司法》與本公司章程，認真履行職責，維護股東和本公司的合法權益。

(一) 出席股東大會2次，列席本公司董事會4次，召開監事會議4次。在充分了解本公司生產經營重大決策及實施過程情況的基礎上，獨立提出意見和建議。

1. 本公司監事會於二零零六年四月十日召開三屆九次會議，會議審議並通過了以下決議：

   (1) 批准本公司《二零零五年度報告》；

   (2) 批准本公司《二零零五年度監事會工作報告》；

   (3) 批准本公司《二零零五年度監事酬金議案》；

   (4) 批准本公司《關於選舉第四屆監事會成員的議案》；

   (5) 批准《關於修改監事會議事規則的議案》。

2. 本公司監事會於二零零六年六月二十三日召開四屆一次會議，會議審議並批准了選舉齊驄先生為本公司第四屆監事會主席。

3. 本公司監事會於二零零六年八月十四日召開四屆二次會議，會議審議並批准了本公司《二零零六年半年度報告》及其摘要。

4. 本公司監事會於二零零六年十月二十七日召開四屆三次會議，會議審議批准了本公司二零零六年第三季度報告。

董事會工作報告(續)

報告期內董事會的會議情況(續)

10. 執行董事會決議

二零零六年六月二十日，本公司召開二零零五年度股東大會，審議通過了二零零五年度利潤分配方案。決定以二零零五年十二月三十一日總股本2,962,985,697股為基數，二零零五年度利潤分配方案為每10股派發現金紅利人民幣3.6元，其中境內上市人民幣普通股股利含税，本公司於二零零六年向鞍鋼集團公司新增的29.7億股不參加此次利潤分配。二零零六年七月十八日，本公司向H股股東派發了現金紅利，適用的匯率為股東大會召開前一個公曆星期，中國銀行公佈的人民幣兑港幣基準匯率的平均價，即每100元港幣兑人民幣103.0810元，向H股股東實際派發的現金紅利為310,823,600元港幣。二零零六年六月二十八日，本公司向A股股東派發了現金紅利，共計人民幣746,274,851元。本公司共發出二零零五年度現金紅利人民幣1,066,674,851元。

二零零五年十二月二十八日，本公司二零零五年第二次臨時股東大會、第二次內資股類別股東會議、第二次外資股類別股東會議審議批准了本公司向鞍鋼集團公司新增29.7億股流通A股及收購鞍鋼集團公司所持有的鞍鋼新鋼鐵公司100%股權的議案。

二零零六年二月二十三日，本公司向鞍鋼集團公司新增的29.7億股股份在中國證券登記結算有限責任公司深圳分公司完成託管。二零零六年一月一日起，鞍鋼新鋼鐵公司的所有資產及負債轉入本公司，同時鞍鋼新鋼鐵公司申請註銷。

承董事會命
張曉剛
董事長

二零零七年四月十日

董事會工作報告

報告期內董事會的會議情況

1. 本公司董事會於二零零六年一月十日召開三屆二十四次會議，會議審議批准了關於本公司對部分資產進行報廢處理議案。

2. 本公司董事會於二零零六年三月二十日召開三屆二十五次會議，會議決議公告刊登在二零零六年三月二十一日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

3. 本公司董事會於二零零六年四月十日召開三屆二十六次會議，會議決議公告刊登在二零零六年四月十一日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

4. 本公司董事會於二零零六年四月二十日召開三屆二十七次會議，會議審議批准了本公司二零零五年第一季度報告。

5. 本公司董事會於二零零六年六月二十七日召開四屆一次會議，會議決議公告刊登在二零零六年六月三十日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網 (www.cninfo.com.cn)。

6. 本公司董事會於二零零六年八月十日召開四屆二次會議，會議決議公告刊登在二零零六年八月十一日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

7. 本公司董事會於二零零六年八月十四日召開四屆三次會議，會議決議公告刊登在二零零六年八月十五日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

8. 本公司董事會於二零零六年十月二十六日召開四屆四次會議，會議審議批准了關於本公司對部分資產進行報廢處理議案。

9. 本公司董事會於二零零六年十月二十七日召開四屆五次會議，會議審議批准了本公司二零零六年第三季度報告。

職工退休金計劃

有關本集團職工退休金計劃之詳情載於本年報按《國際財務報告準則》編制之財務報表註釋34，第194頁。

持續性關聯交易

年內本公司持續性關連交易詳情已載於本年報第65頁至第71頁。

五年概要

本集團五個年度的業績和資產負債表的概要已載於本年報第200頁。

第十三章披露

董事確認於二零零六年並無發生任何事項而須根據上市規則第13.13至13.19條遵守有關披露規定。本公司控股股東之股份未有因借貸、擔保或其他支持本公司履行義務之事項而抵押，本公司亦未簽署任何造成控股股東發行任何具體義務之借款協議。

足夠公眾持股量

根據本公司從公開途徑所得之資料及據董事於本年報刊發前最後可行日期所知，本公司於年內一直維持上市規則所規定之足夠公眾持股量。

審計師

二零零六年度內，畢馬威會計師事務所(香港執業會計師)及畢馬威華振會計師事務所(中國註冊會計師)分別獲聘為本公司的境外、境內審計師。本公司擬於二零零七年六月八日召開的二零零六年度股東大會上，建議續聘畢馬威會計師事務所和畢馬威華振會計師事務所分別擔任本公司二零零七年度的境外及境內審計師。

購買、出售及贖回上市股份

二零零六年一月二十六日，本公司向鞍鋼集團公司新增29.7億股A股股份，作為收購鞍鋼新鋼鐵公司100%股權的部分對價。該部分股份自二零零六年二月二十三日起36個月內不上市交易或轉讓。

除此等發行的A股外，本公司或其任何附屬公司並無購買、出售或贖回其任何證券。

優先購買權

根據本公司之章程或中國法律，並無規定本公司需對現有的股東按其持股比例給予優先購買新股之權利。

董事及監事之合約權益

二零零六年度內概無任何董事及監事於本公司、控股公司或控股公司的附屬公司所訂立的合約之中擁有任何重大權益。

固定資產

年內固定資產之變動情況已載於本年報按《國際財務報告準則》編制之財務報表註釋12，第169至第172頁。

可轉換債券

有關可轉換債券之詳情已載於本年報按《國際財務報告準則》編制之財務報表註釋23，第181頁。

經營業績

本集團截至二零零六年十二月三十一日止年度的業績及當日的財務狀況已載於本年報按《國際財務報告準則》編製之財務報表。

股本

年內股本之變動情況已載於本年報按《國際財務報告準則》編製之財務報表之註釋26至28。本年度之股本增加為收購鞍鋼新鋼鐵公司而發行的A股。

儲備

儲備變動情況已載於本年報按《國際財務報告準則》編制之財務報表註釋27，第185頁。

主要控股公司及參股公司的經營情況及業績(按中國會計準則及制度)(續)

鞍鋼新軋-新船重工大連鋼材加工配送有限公司(「鞍鋼新船」)是本公司與大連新船重工有限責任公司於二零零四年十一月共同投資建設，投資雙方各佔50%股份。該公司二零零六年十二月三十一日註冊資本為人民幣40百萬元，二零零七年二月二十五日變更為人民幣140百萬元。主營業務是鋼材加工、結構件製作及配送、銷售。截至二零零六年十二月三十一日，該公司總資產為人民幣140百萬元，股東權益為人民幣140百萬元，目前該項目正處於工程建設階段。

長春一汽鞍井鋼材加工配送有限公司是本公司與一汽解放汽車有限公司、三井物產株式會社共同投資建設，其中本公司佔50%股份，一汽解放汽車有限公司佔25%股份，三井物產株式會社佔25%股份。該公司註冊資本為人民幣90百萬元。主營業務是鋼材產品的加工生產及相關服務。截至二零零六年十二月三十一日，該公司總資產為人民幣124百萬元，股東權益為人民幣90百萬元，二零零六年度該項目為建設期。

鞍蒂長春是本公司與蒂森克虜伯中國投資有限公司共同投資建設，投資雙方各佔50%股份。該公司註冊資本為12百萬美元。主營業務是生產、加工銷售鋼材服務及鋼材服務產品及其他相關的商業活動。截至二零零六年十二月三十一日，該公司總資產為人民幣96百萬元，股東權益為人民幣96百萬元，二零零六年度該項目為建設期。

主要供應商及客戶

本集團向前五名供應商合計的採購金額為人民幣125億元，佔本年度採購總額的比例為35.31%，其中最大供應商佔本集團本年度採購金額的15.60%。向前五名客戶銷售額為人民幣107億元，佔本年度本集團銷售總額的比例為19.67%，最大客戶佔本集團本年度銷售額的6.67%。

在二零零六年度，除予本年度報告所披露者外，概無任何董事或監事，其聯繫人士或任何股東(據董事會所知持有5%或以上本公司之股份)在本集團上述供應商或客戶中佔有權益。

董事及監事服務合約

本公司之董事及監事分別與本公司訂立服務合約，合約由二零零六年六月二十日起計為期三年。董事及監事概無與本公司訂立本公司於一年內終止而須作出賠償(法定賠償除外)的任何服務合約。

報告期內本公司董事、監事、高級管理人員選任、聘任或解聘情況

本公司於二零零六年三月二十日召開第三屆董事會第二十五次會議，討論通過了以下議案：

聘任黃浩東先生、林大慶先生為本公司副總經理；

解聘李忠武先生、付吉會先生、張立芬女士本公司副總經理職務。

本公司於二零零六年六月二十日召開二零零五年度股東大會，審議通過了選舉劉玠先生、唐复平先生、楊華先生、王春明先生、黃浩東先生、林大慶先生、付偉先生、付吉會先生、于萬源先生、吳溪淳先生、王林森先生、劉永澤先生、李澤恩先生、王小彬女士為本公司第四屆董事會董事。

本公司於二零零六年六月二十日召開二零零五年度股東大會，審議通過了選舉齊驄先生、單明一先生、張立芬女士為第四屆監事會股東代表監事；本公司於二零零六年六月十六日職工民主選舉李季先生、邢貴彬先生為本公司第四屆監事會職工代表監事。

本公司於二零零六年六月二十六日召開第四屆董事會第一次會議，選舉劉玠先生為本公司董事長，選舉唐复平先生、楊華先生為本公司副董事長。

本公司於二零零六年六月二十六日召開第四屆監事會第一次會議，選舉齊驄先生為監事會主席。

主要控股公司及參股公司的經營情況及業績(按中國會計準則及制度)

鞍蒂大連是由本公司與德國蒂森克虜伯鋼鐵公司共同投資建設，並於二零零三年十二月建成投產的鍍鋅鋼板生產企業，投資雙方各佔50%股份。該公司註冊資本為132百萬美元。主營業務為生產成卷的熱鍍鋅及合金化鋼板材和帶材產品，銷售自產產品並提供售後服務。截至二零零六年十二月三十一日，該公司總資產為人民幣1,821百萬元，股東權益為人民幣876百萬元，二零零六年度實現主營業務收入人民幣2,243百萬元，淨利潤人民幣99百萬元。

董事、監事及高級管理人員年度薪金情況

本公司董事、監事及高級管理人員報酬分別是由董事會薪酬與考核委員會及監事會提出方案，經董事會、監事會討論通過後，提交股東大會批准決定，報酬確定依據是根據企業經營狀況及國內同類企業報酬情況。

姓名	職位	報告期內從本公司領取的報酬總額(人民幣萬元)	是否在股東單位或其他關聯單位領取
劉　玠	董事長(現已離任)	—	是
唐复平	副董事長	40.1	否
楊　華	副董事長	40.1	否
黃浩東	董事	28.1	否
王春明	董事	13.9	是
林大慶	董事	28.0	否
付　偉	董事	24.2	否
付吉會	董事、董事會秘書	24.3	否
于萬源	非執行董事	—	是
吳溪淳	獨立非執行董事	3.6	否
王林森	獨立非執行董事	6.3	否
劉永澤	獨立非執行董事	6.3	否
李澤恩	獨立非執行董事	6.4[1]	否
王小彬	獨立非執行董事	6.4[1]	否
齊　驄	監事會主席	—	是
單明一	監事	28.3	否
張立芬	監事	22.7	否
李　季	監事	20.3	否
邢貴彬	監事	10.7	否
馬連勇	總會計師	24.1	否
合計		333.8	

註： [1] 假設港幣1元 = 人民幣1.0058元計算，支付時以港幣支付，支付金額稅後為港幣5萬元。

[2] 以上報酬總額不包含本公司承擔的養老保險及本公司承擔的福利金。

董事、監事及高級管理人員持股(續)

姓名	期初持本公司認購權證(份)	期末持本公司認購權證(份)	變動原因
劉　玠	750	—	權證到期行權
付　偉	1,350	—	權證到期行權
付吉會	750	—	權證到期行權
單明一	450	—	權證到期行權
合計	3,300	—	

説明：以上人士所持均為本公司A股股票及A股認購權證，除單明一先生是以家族權益(由其配偶持有)方式擁有外，其他人均為其個人以實益擁有人的身份持有。

董事、監事及高級管理人員在本公司股份、相關股份及債權證的權益和淡倉

除上述者外，於二零零六年十二月三十一日，本公司董事、監事及高級管理人員概無於本公司或其任何相聯法團(定義見《證券及期貨條例》第XV部)之股份、相關股份及債權証中擁有權益或淡倉而需列入按香港《證券及期貨條例》第352條存置之登記冊內，或按香港聯交所上市規則附錄10所載的《上市公司董事進行證券交易的標準守則》的規定須通知本公司和香港聯交所之權益或淡倉。

董事、監事及高級管理人員在股東單位任職情況

1. 本公司董事長劉玠先生(現已離任)自一九九四年十二月至二零零七年一月任本公司控股股東鞍鋼集團公司的總經理。

2. 本公司非執行董事于萬源先生自二零零一年十二月至今任鞍鋼集團公司副總經理。

3. 本公司監事會主席齊驄先生自一九九八年十一月至今任鞍鋼集團公司紀委書記。

董事、監事及高級管理人員持股

截止二零零六年十二月三十一日，本公司董事、監事及高級管理人員在本公司已發行股本中擁有實際權益如下：

姓名	職務	性別	年齡	任期	期初持股 (股)	期末持股 (股)	變動原因
劉　玠	董事長(現已離任)	男	63	2006.06-2007.02	6,250	7,000	權證到期行權
唐复平	副董事長	男	49	2006.06-至今	—	—	
	總經理			2005.05-至今			
楊　華	副董事長	男	45	2006.06-至今	—	—	
黃浩東	董事	男	42	2006.06-至今	—	—	
	副總經理			2006.03-至今			
王春明	董事	男	41	2006.06-至今	—	—	
林大慶	董事	男	42	2006.06-至今	—	—	
	副總經理			2006.03-至今			
付　偉	董事	男	47	2006.06-至今	11,250	12,600	權證到期行權
	副總經理			2000.08-至今			
付吉會	董事，董事會秘書	男	55	2006.06-至今	6,250	7,000	權證到期行權
于萬源	非執行董事	男	46	2006.06-至今	—	—	
吳溪淳	獨立非執行董事	男	72	2006.06-至今	—	—	
王林森	獨立非執行董事	男	69	2006.06-至今	—	—	
劉永澤	獨立非執行董事	男	57	2006.06-至今	—	—	
李澤恩	獨立非執行董事	男	40	2006.06-至今	—	—	
王小彬	獨立非執行董事	女	39	2006.06-至今	—	—	
齊　聰	監事會主席	男	61	2006.06-至今	—	—	
單明一	監事	男	53	2006.06-至今	3,750	4,200	權證到期行權
張立芬	監事	女	42	2006.06-至今	—	—	
李　季	監事	男	53	2006.06-至今	—	—	
邢貴彬	監事	男	47	2006.06-至今	—	—	
馬連勇	總會計師	男	45	2002.03-至今	—	—	
合計					27,500	30,800	

主要業務(續)

本集團主營業務按銷往地區分佈的構成情況(按中國會計準則及制度)

單位:人民幣百萬元

	二零零六年主營業務收入	二零零六年主營業務利潤	二零零五年主營業務收入	二零零五年主營業務利潤	主營業務收入比上年增/(減)%	主營業務利潤比上年增/(減)%
東北地區	15,818	3,752	12,216	1,904	29.49	97.06
華北地區	4,700	1,078	1,993	242	135.83	345.45
華東地區	12,368	2,820	4,245	431	191.35	554.29
華南地區	6,365	1,371	1,847	142	244.61	865.49
中南地區	1,157	272	381	63	203.67	331.75
西北地區	595	136	147	19	304.76	615.79
西南地區	114	27	172	41	(33.72)	(34.15)
出口	13,479	3,524	5,487	913	145.65	285.98
合計	54,596	12,980	26,488	3,755	106.12	245.67

本年度利潤分配預案

董事會提議,二零零六年度進行股利分配,以二零零六年十二月三十一日總股本5,932,985,697股為基數,每股派發現金紅利人民幣0.58元(含稅),此末期股利預案尚須提交本公司二零零六年度股東大會審議。該項末期股利待股東於上述年度股東大會批准後,將派發給本公司股東名冊截止日期(即二零零七年四月二十七日)營業時間結束時名列本公司H股股東名冊的本公司H股持有人。

報告期內利潤分配

二零零六年六月二十日,本公司召開二零零五年度股東大會,審議通過了二零零五年度利潤分配方案。決定以二零零五年十二月三十一日總股本2,962,985,697股為基數,二零零五年度每10股派發現金紅利人民幣3.6元,其中境內上市人民幣普通股股利含稅,本公司於二零零六年向鞍鋼集團公司新增的29.7億股不參加此次利潤分配。二零零六年七月十八日,本公司向H股股東派發了現金紅利,適用的匯率為股東大會召開前一個公曆星期,中國銀行公佈的人民幣兑港幣基準匯率的平均價,即每100元港幣兑人民幣103.0810元,向H股股東實際派發的現金紅利為310,823,600元港幣。二零零六年六月二十八日,本公司向A股股東派發了現金紅利,共計人民幣746,274,851元。本公司共發出二零零五年度現金紅利人民幣1,066,674,851元。

主要業務(續)

本集團主營業務分行業、產品情況表(按中國會計準則及制度)(續)

註:

1) 熱軋板、無縫鋼管、硅鋼、中板是收購鞍鋼新鋼鐵公司100%股權後本公司新增的產品。

2) 冷軋板主營業務收入增加是由於本公司新建的2130冷軋生產綫從6月份開始投入生產,使得冷軋板銷量增加影響;主營業務成本下降和主營業務利潤率增加是由於本公司收購鞍鋼新鋼鐵公司100%股權,產業鏈完整,盈利能力增強以及本公司進一步加強節能降耗和成本控制力度,積極推進工序成本管理等措施細化成本管理等使生產成本下降影響;主營業務利潤增加是由於銷量增加和主營業務成本下降影響。

3) 鍍鋅板及彩塗板主營業務收入和主營業務成本增加是由於銷量增加影響;主營業務利潤和主營業務利潤率增加是由於本公司收購鞍鋼新鋼鐵公司100%股權,產業鏈完整,以及本公司進一步加強節能降耗和成本控制力度,積極推進工序成本管理等措施細化成本管理等使生產成本下降影響。

4) 厚板主營業務收入、主營業務利潤減少是由於產品價格下降影響;主營業務成本下降是由於收購鞍鋼新鋼鐵公司100%股權,產業鏈完整,以及本公司進一步加強節能降耗和成本控制力度,積極推進工序成本管理等措施細化成本管理等使生產成本下降影響。

5) 大型材主營業務收入下降是由於收購鞍鋼新鋼鐵公司100%股權後,本公司原有向鞍鋼新鋼鐵公司銷售的管坯現作為生產無縫鋼管的原料核算,從而引起銷售量減少影響;主營業務成本下降一是由於產品銷量減少影響,二是由於收購鞍鋼新鋼鐵公司100%股權,產業鏈完整,以及本公司進一步加強節能降耗和成本控制力度,積極推進工序成本管理等措施細化成本管理等使生產成本下降影響;主營業務利潤率增加是由於收購鞍鋼新鋼鐵公司100%股權,產業鏈完整,以及本公司進一步加強節能降耗和成本控制力度,積極推進工序成本管理等措施細化成本管理等使生產成本下降影響。

6) 關聯交易主營業務收入、主營業務成本和主營業務利潤減少是由於本公司收購鞍鋼新鋼鐵公司100%股權,本公司與鞍鋼新鋼鐵公司原有的關聯銷售現已轉變為內部原材料結轉影響。

董事會謹呈截至二零零六年十二月三十一日止其年度報告及經審核財務報告。

主要業務

本公司是國內大型鋼材生產企業，主要業務為生產及銷售熱軋板、冷軋板、鍍鋅板、彩塗板、硅鋼、中厚板、綫材、大型材、無縫鋼管等產品。熱軋板國內市場佔有率9.1%，冷軋板國內市場佔有率10.3%，鍍鋅板國內市場佔有率2.1%，彩塗板國內市場佔有率0.65%，硅鋼國內市場佔有率29.09%，中厚板國內市場佔有率5.24%，綫材國內市場佔有率1.13%，大型材（含H型鋼）國內市場佔有率3.18%，重軌國內市場佔有率33%，無縫鋼管國內市場佔有率3.61%。

本集團主營業務分行業、產品情況表（按中國會計準則及制度）

單位：人民幣百萬元

主營業務分產品情況

	主營業務收入	主營業務成本	主營業務稅金及附加	主營業務利潤	主營業務利潤率%	主營業務收入比上年增/(減)%	主營業務成本比上年增/(減)%	主營業務利潤比上年增/(減)%	主營業務利潤率比上年增減（百分點）
鋼壓延加工業	52,647	39,782	357	12,508	23.76	98.76	75.70	233.10	9.58
其中：關聯交易	1,951	1,622	12	317	16.25	(34.27)	(34.39)	(34.77)	(0.13)
熱軋板	17,834	13,285	122	4,427	24.82	—	—	—	—
冷軋板	9,523	6,814	70	2,639	27.71	9.38	(13.36)	223.41	18.34
鍍鋅板及彩塗板	5,193	4,131	27	1,035	19.93	21.39	1.97	407.35	15.16
硅鋼	3,341	2,889	23	429	12.84	—	—	—	—
中板	3,312	2,463	23	826	24.94	—	—	—	—
厚板	4,819	3,344	33	1,442	29.92	(8.77)	(8.91)	(9.42)	(0.22)
綫材	2,863	2,274	20	569	19.87	2.29	(5.68)	53.37	6.61
大型材	2,463	1,963	17	483	19.61	(46.44)	(50.48)	(23.21)	5.94
無縫鋼管	2,489	1,822	17	650	26.11	—	—	—	—
其中：關聯交易	1,726	1,554	12	160	9.27	(7.90)	1.24	(51.81)	(8.45)

關聯交易的定價原則	不低於本公司與獨立第三方之間上一月的銷售價格平均值。

2. 監事會成員情況

齊　聰先生，61歲，本公司監事會主席及鞍鋼集團公司紀委書記，高級工程師。齊先生畢業於清華大學，取得大學本科學歷。齊先生於一九七零年加入鞍鋼集團公司，曾任鞍鋼集團公司氧氣廠副廠長、燃氣廠廠長、鞍鋼集團公司企管司法部部長。齊先生乃高級工程師，在生產管理及企業管理方面有豐富的經驗。

單明一先生，53歲，本公司監事及工會主席，高級政工師。單先生畢業於中央黨校函授經濟管理專業，獲學士學位。單先生於一九六九年加入鞍鋼集團公司，曾任鞍鋼機械製造公司黨委組織部副部長、部長、人事處處長、黨委副書記、鞍鋼集團公司工會副主席、鞍鋼集團新鋼鐵有限責任公司工會主席。

張立芬女士，42歲，本公司監事及總經理助理，高級工程師。張女士畢業於北京科技大學冶金材料工程專業，獲碩士學位。張女士於一九八六年加入鞍鋼集團公司，曾任鞍鋼集團公司綫材廠廠長助理、副廠長、代廠長、廠長、本公司副總經理。

職工監事：

李　季先生，53歲，本公司監事及質量檢驗中心籌建組組長，經濟師。李先生畢業於大連理工大學，獲碩士學位。李先生於一九六九年加入鞍鋼集團公司，曾任鞍鋼集團公司人事部綜合處副處長、鞍鋼集團公司企管部部長助理、副部長、鞍鋼集團新鋼鐵有限責任公司企管部部長。

邢貴彬先生，45歲，本公司監事及第一煉鋼廠連鑄作業區黨支部書記。邢先生畢業於遼寧省工運學院，獲大專學歷。邢先生於一九八一年加入鞍鋼集團公司，曾任第一煉鋼廠工人、爐長、總爐長、車間副主任、主任等職務。一九九四年被評為全國冶金戰線勞動模範，一九九五年被評為全國勞動模範，一九九六年被團中央授予全國傑出青年崗位能手。

3. 其他高級管理人員情況

馬連勇先生，45歲，本公司總會計師，高級會計師。馬先生於一九八四年加入鞍鋼集團公司，曾任鞍鋼建設公司綜合建築安裝總公司總會計師、鞍山銀座集團股份有限公司總會計師、鞍鋼集團財務部資金處副處長、鞍鋼新鋼鐵公司財務部副部長等職務。馬先生分別獲得北京航空航天大學工業外貿與工業會計專業碩士學位和東北大學管理工程專業碩士學位。

1. 董事會成員(續)

獨立非執行董事

吳溪淳先生，72歲，本公司獨立非執行董事，現任中國鋼鐵工業協會顧問，教授級高級工程師。吳先生畢業於鞍山鋼鐵學院煉鋼系，獲大學本科學歷。吳先生曾任鞍山鋼鐵公司第二煉鋼廠工程師、冶金部西南鋼鐵研究院煉鋼研究室主任、冶金部鋼鐵司煉鋼處處長、冶金部生產技術司司長、冶金部總工程師、冶金部副部長兼鞍鋼集團公司黨委書記、中國鋼鐵工業協會會長。

王林森先生，69歲，本公司獨立非執行董事，現任北京現代循環經濟研究院副院長，教授級高級工程師。王先生畢業於北京師範學院物理系，獲大學本科學歷。王先生曾任北京鋼鐵研究總院技術員、冶金工業部部長辦公室秘書、副主任、主任、冶金部體制改革司副司長、司長、冶金部體改法規司司長、冶金法律事務中心主任、中國冶金企業管理協會副理事長、中國信達資產管理公司專家委員會委員。

劉永澤先生，57歲，本公司獨立非執行董事，現任東北財經大學會計學院院長，中國註冊會計師、教授、博士生導師。劉先生畢業於東北財經大學會計學院，獲博士學位。劉先生曾任東北財經大學會計系教師、系副主任、主任。兼任中國會計學會理事、中國金融會計學會副會長。

李澤恩先生，40歲，本公司獨立非執行董事，現任翰宇律師事務所合夥人。李先生畢業於香港城市大學香港法律專業，獲法學二級榮譽甲等學位，李先生曾任高特兄弟律師事務所律師、新加坡發展亞洲融資有限公司副總裁、顧愷仁律師事務所聯營所普衡律師事務所合夥人。

王小彬女士，39歲，本公司獨立非執行董事，現任華潤電力控股有限公司財務總監，澳洲特許會計師公會、澳洲執業會計師公會和澳洲證券協會會員。王女士曾在澳洲普華會計師事務所的審核和商務咨詢部工作，後在荷蘭商業銀行投資銀行部任董事。

1. 董事會成員(續)

執行董事(續)

王春明先生，41歲，本公司黨委副書記，高級工程師。王先生畢業於北京科技大學材料物理與化學專業，獲博士學位。王先生一九九零年加入鞍鋼集團公司，曾任鞍鋼鋼研所辦公室副主任、鞍鋼技術中心黨委工作部副部長、部長、鞍鋼集團公司辦公室副主任、主任。

林大慶先生，42歲，本公司副總經理，高級工程師。林先生畢業於東北大學冶金材料專業，獲碩士學位。林先生一九八八年加入鞍鋼集團公司，曾任鞍鋼集團公司冷軋廠廠長助理、鞍鋼集團公司綫材廠副廠長、廠長、本公司總經理助理、副總經理、鞍鋼新鋼鐵公司副總經理。

付　偉先生，47歲，本公司董事及副總經理，高級工程師。付先生畢業於北京科技大學工業工程專業，獲碩士學位。付先生一九八二年加入鞍鋼集團公司，曾任鞍鋼集團公司冷軋廠廠長助理、工會主席、本公司設備部副部長、部長、總經理助理。

付吉會先生，55歲，本公司董事及董事會秘書，高級會計師。付先生畢業於東北財經大學會計系，獲碩士學位。付先生一九六九年加入鞍鋼集團公司，曾出任多個職務，包括財會部副部長。

非執行董事

于萬源先生，46歲，本公司董事及鞍鋼集團公司副總經理，高級會計師。于先生一九九八年加入鞍鋼集團公司。于先生畢業於東北大學機械工程專業，獲學士學位，並於一九八四年到廈門大學經濟學院進修，一九九零年獲得東北大學管理工程第二學士學位。于先生曾任東北大學財務處副處長、瀋陽新基房產開發有限公司財務主管、東北大學副總會計師、鞍鋼集團公司總經理助理、副總會計師、總會計師兼計財部部長。

1. 董事會成員

執行董事

劉　玠先生，63歲，教授級高級工程師，中國工程院院士。劉先生於一九九四年至二零零七年一月期間任鞍鋼集團公司總經理，一九九七年至二零零七年二月期間任本公司董事長。劉先生曾在武鋼工作逾27年，期間曾任多個高級職務，包括熱軋廠廠長及武鋼第一副總經理兼總工程師。劉先生是中國共產黨第十六屆中央候補委員、全國第十屆人民代表大會代表，一九九八年獲何梁何利基金科技進步獎，二零零五年被評選為第二屆中國環境大使，二零零六年獲中國企業管理科學基金會設立的「袁寶華企業管理金獎」，劉先生曾獲國家頒授「對國家有突出貢獻的專家」稱號，並曾多次獲國家科技進步獎，享受政府特殊津貼。劉先生於武漢鋼鐵學院大學本科畢業，於北京鋼鐵學院冶金機械工程研究生畢業。

唐復平先生，49歲，本公司副董事長及總經理，教授級高級工程師。唐先生畢業於東北大學管理工程專業，獲碩士學位。唐先生一九八二年加入鞍鋼集團公司，曾任鞍鋼集團公司第三煉鋼廠廠長、本公司總經理、鞍鋼新鋼鐵公司總經理、鞍鋼集團公司副總經理。

楊華先生，45歲，本公司副董事長及黨委書記，副教授。楊先生於一九九零年畢業於北京大學哲學系，獲碩士學位。同年加入鞍鋼集團公司，曾任鞍鋼黨校副教育長、鞍鋼集團公司煉鐵廠黨委副書記、半連軋廠黨委副書記、煉鐵廠黨委書記、鞍鋼集團公司辦公室主任、鞍鋼集團公司總經理助理、本公司黨委書記、鞍鋼集團公司黨委副書記兼鞍鋼新鋼鐵公司黨委書記。

黃浩東先生，42歲，本公司董事及副總經理，高級工程師。黃先生畢業於東北大學材料學專業，獲碩士學位。黃先生一九九四年加入鞍鋼集團公司，曾任鞍鋼集團公司秘書處副處長、鞍鋼小型型材廠代廠長、廠長、鞍鋼新鋼鐵公司熱軋帶鋼廠代廠長、廠長、鞍鋼新鋼鐵公司總經理助理兼熱軋廠廠長、鞍鋼新鋼鐵公司副總經理兼生產部部長。

1. 本公司於二零零六年六月二十日召開二零零五年度股東大會，會議決議公告刊登於二零零六年六月二十一日《中國證券報》、《證券時報》、《上海證券報》、《香港經濟日報》、《The Standard》和巨潮資訊網(www.cninfo.com.cn)。

2. 本公司於二零零六年九月二十九日召開二零零六年第一次臨時股東大會，會議決議公告刊登於二零零六年十月九日《中國證券報》、《證券時報》、《上海證券報》、巨潮信息網(www.cninfo.com.cn)及二零零六年十月三日《香港經濟日報》、《The Standard》。

股東情況介紹(續)

7. 本公司前10名股東中原非流通股股東持有股份的限售條件如下：

股份數量單位：股

序號	有限售條件股東名稱	持有的有限售條件股份數量	可上市交易時間	新增可上市交易股份數量	限售條件
1	鞍鋼集團公司	3,989,901,910	2008年12月2日	430,110,492	1. 鞍鋼集團公司在股權分置改革方案實施後所持的股份自獲得上市流通權之日起，在36個月內不上市交易或者轉讓(權證行權對應的股份除外)；
			2011年1月1日	3,559,791,418	2. 二零零六年二月二十三日本公司向鞍鋼集團公司新增的29.7億股流通A股過戶至鞍鋼集團公司帳戶，新增股份自過戶至其帳戶起36個月不上市交易或轉讓；
					3. 自本公司收購鞍鋼新鋼鐵公司100%股權事項完成至二零一零年末，鞍鋼集團持有的本公司股份不低於60%。

股東情況介紹(續)

6. 本公司有限售條件股份限售條件預計屆滿日期

可在深圳證券交易所上市交易的股份的各項限售條件預計屆滿日期如下表所示，其中假設於本公告日期至二零一一年一月一日期間本公司的總股本以及其董事、監事及高級管理人員所持股數不發生變動：

時間	限售期滿新增可上市交易股份數量	有限售條件股份數量餘額	無限售條件股份數量餘額	說明
2006年12月31日	110,611,316	3,989,928,510	1,943,057,187	「鞍鋼JTC1」認購權證到期行權及離任董事、監事限售期滿解除限售
2008年12月2日	430,110,492	3,559,818,018	2,373,167,679	部分股份36個月限售期已滿，但還需滿足至2010年末鞍鋼集團公司持有本公司股份不低於60%的限售條件
2009年2月23日	—	3,559,818,018	2,373,167,679	部分股份36個月限售期已滿，但還需滿足至2010年末鞍鋼集團公司持有本公司股份不低於60%的限售條件
2011年1月1日	3,559,791,418	26,600(1)	5,932,959,097	鞍鋼集團公司所承諾的限售期滿，解除限售

註：

(1) 代表由本公司董事、監事及高級管理人員持有並在辭任後6個月屆滿前有限售條件的股份數目。

股東情況介紹(續)

5. 主要股東和其他人在本公司股份及相關股份的權益與淡倉

除下述者外，於二零零六年十二月三十一日，概無其他人士(本公司董事、監事、高級管理人員除外)於本公司股份或相關股份中擁有權益或淡倉而被列入按《證券及期貨條例》(香港法律第571章)(「《證券及期貨條例》」)第336條存置之登記冊：

本公司普通股權益

股東名稱	所持股份數目及類別	佔總股本比例	佔已發行H股總數比例	佔已發行內資股總數比例	身份
鞍鋼集團公司	3,989,901,910股國家股	67.25%	—	79.12%	實益擁有人
香港中央結算(代理人)有限公司	881,436,159股H股	14.86%	99.04%	—	代理人

股東情況介紹(續)

3. 本公司控股股東情況

本公司控股股東為鞍鋼集團公司

法人代表： 劉　玠(於二零零七年二月十四日法人代表變更為張曉剛)

成立日期： 一九四八年

經營範圍： 鋼材、金屬製品(不含專營)、鑄鐵管、金屬結構、金屬絲繩及製品、煉焦及焦化產品、水泥、電力生產、冶金機械設備及零部件、電機、輸配電及控制設備儀器儀錶、鐵礦錳礦采選、耐火土石開採。

主要產品： 鋼壓延製品、金屬製品

註冊資本： 人民幣10,794百萬元

股權結構： 國有獨資

4. 本公司與實際控制人之間的產權與控制關係


國務院國有資產監督管理委員會
100%
鞍鋼集團公司
67.25%
鞍鋼股份有限公司

股東情況介紹(續)

2. 二零零六年十二月三十一日名列本公司前十名股東及前十名無限售條件股東持股情況(續)

前10名無限售條件股東持股情況

股東名稱	持有無限售條件股份數量(股)	股份種類
香港中央結算(代理人)有限公司	881,436,159	境外上市外資股
中國工商銀行 — 嘉實策略增長混合型證券投資基金	52,208,266	人民幣普通股
泰和證券投資基金	35,884,172	人民幣普通股
中國人壽保險股份有限公司 — 分紅 — 個人分紅-005L-FH002深	29,463,919	人民幣普通股
全國社保基金一零六組合	27,126,732	人民幣普通股
國際金融 — 滙豐 — MORGAN STANLEY & CO. INTERNATIONAL LIMITED	26,446,590	人民幣普通股
中國建設銀行 — 華夏優勢增長股票型證券投資基金	25,039,557	人民幣普通股
國泰君安 — 花旗 — DEUTSCHE BANK AKTIENGESELLSCHAFT	24,916,422	人民幣普通股
中銀萬國 — 農行 — BNP PARIBAS	24,796,108	人民幣普通股
中國工商銀行 — 南方穩健成長貳號證券投資基金	22,545,187	人民幣普通股

上述股東關聯關係或一致行動的説明

本公司第一大股東鞍鋼集團公司與前10名股東中的其他股東及與前10名無限售條件股東之間無關聯關係，也不屬於《上市公司股東持股變動信息披露管理辦法》規定的一致行動人。本公司未知其他股東之間是否存在關聯關係或屬於《上市公司股東持股變動信息披露管理辦法》中規定的一致行動人。

股東情況介紹

1. 報告期末股東總數62,336戶,其中H股股東307戶。

2. 二零零六年十二月三十一日名列本公司前十名股東及前十名無限售條件股東持股情況

股東名稱	股東性質	持股比例 (%)	持股總數 (股)	持有有限售條件股份數量 (股)	質押或凍結的股份數量
鞍鋼集團公司	國有股東	67.25%	3,989,901,910	3,989,901,910	—
香港中央結算(代理人)有限公司	外資股東	14.86%	881,436,159	—	未知
中國工商銀行 — 嘉實策略增長混合型證券投資基金	其他	0.88%	52,208,266	—	未知
泰和證券投資基金	其他	0.60%	35,884,172	—	未知
中國人壽保險股份有限公司 — 分紅 — 個人分紅 -005L-FH002深	其他	0.50%	29,463,919	—	未知
全國社保基金一零六組合	其他	0.46%	27,126,732	—	未知
國際金融 — 滙豐 — MORGAN STANLEY & CO. INTERNATIONAL LIMITED	其他	0.45%	26,446,590	—	未知
中國建設銀行 — 華夏優勢增長股票型證券投資基金	其他	0.42%	25,039,557	—	未知
國泰君安— 花旗 — DEUTSCHE BANK AKTIENGESELLSCHAFT	其他	0.42%	24,916,422	—	未知
申銀萬國 — 農行 — BNP PARIBAS	其他	0.42%	24,796,108	—	未知

股本變動情況(續)

說明：本報告期股本結構變化的原因

1. 本公司於二零零六年一月二十六日向鞍鋼集團公司新增了29.7億股股份，作為本公司向鞍鋼集團公司收購鞍鋼新鋼鐵公司100%股權的部分對價。

2. 鞍鋼集團公司於二零零五年十二月發行的「鞍鋼JTC1」認購權證於二零零六年十二月到期行權，使鞍鋼集團公司持有的本公司股份減少110,601,666股。

3. 由於上述因素影響，使國家持股數量增加2,859,398,334股。

4. 有限售條件其他內資股股份減少9,650股，主要是由於本公司原董事姚林先生、原監事周法先生離任期滿六個月，其持有本公司股份解除限售，以及本公司董事、監事持有「鞍鋼JTC1」認購權證到期行權所致。

5. 由於前述因素影響，使有限售條件股份增加2,859,388,684股。

6. 無限售條件股份及無限售條件人民幣普通股分別增加110,611,316股，是由於「鞍鋼JTC1」認購權證到期行權及本公司原董事姚林先生及原監事周法先生持有股份解除限售所致。

股本變動情況

截止二零零六年十二月三十一日，本公司股權結構如下：

數量單位：股

	本期變動前		本期變動增減(+ -)			本期變動後	
	數量	比例 (%)	發行新股	其他	小計	數量	比例 (%)
一. 有限售條件股份	1,130,539,826	38.15	+2,970,000,000	-110,611,316	+2,859,388,684	3,989,928,510	67.25
1. 國家持股	1,130,503,576	38.15	+2,970,000,000	-110,601,666	+2,859,398,334	3,989,901,910	67.25
2. 國有法人持股	—	—	—	—	—	—	—
3. 其他內資持股	36,250	0.00	—	-9,650	-9,650	26,600	0.00
其中： 境內法人持股	—	—	—	—	—	—	—
境內自然人持股	36,250	0.00	—	-9,650	-9,650	26,600	0.00
4. 外資持股	—	—	—	—	—	—	—
其中： 境外法人持股	—	—	—	—	—	—	—
境外自然人持股	—	—	—	—	—	—	—
二. 無限售條件股份	1,832,445,871	61.85	—	+110,611,316	+110,611,316	1,943,057,187	32.75
1. 人民幣普通股	942,445,871	31.81	—	+110,611,316	+110,611,316	1,053,057,187	17.75
2. 境內上市的外資股	—	—	—	—	—	—	—
3. 境外上市的外資股	890,000,000	30.04	—	—	—	890,000,000	15.00
4. 其他	—	—	—	—	—	—	—
三. 股份總數	2,962,985,697	100.00	+2,970,000,000	—	+2,970,000,000	5,932,985,697	100.00

二零零七年度發展規劃：(續)

2. 本公司二零零七年度的經營計劃(續)

(7) 完善運行機制，在深化企業改革大上實現新突破。深化人事、用工、分配制度改革；優化人力資源配置，推進人力資源系統整合。

(8) 強化企業管理，在提高企業整體素質上實現新突破。

(9) 全力做好鮁魚圈鋼鐵項目籌建工作，為工程項目的順利投產做好全方位的準備。

3. 本公司二零零七年資金需求、使用計劃和資金來源情況說明

本公司收購鞍鋼集團公司持有的鞍鋼新鋼鐵公司100%股權後，根據收購協議將向鞍鋼集團公司支付本公司收購鞍鋼新鋼鐵公司股權的延遲對價款，該延遲對價款在交割日後的三年內分三期平均支付。二零零七年本公司應支付延遲對價款金額約為人民幣23億元。

本公司投資新建的鮁魚圈鋼鐵項目投資概算約為人民幣226億元，二零零七年擬投入資金人民幣120億元。另本公司將投入一定資金進行化工三期、1450冷軋項目等技術改造工程，二零零七年擬投入資金人民幣70億元。

二零零七年本公司所需資金來源主要為銀行借款、經營活動產生的現金流入及市場融資。

董事長
張曉剛

中國遼寧省鞍山市
二零零七年四月十日

二零零七年度發展規劃：

1. 鋼鐵行業的市場分析及本公司發展的機遇和挑戰

二零零七年是本公司適應新形勢，迎接新挑戰，實現新發展的關鍵之年。本公司既面臨著難得的發展機遇，同時也面臨著嚴峻的考驗。

二零零七年全球經濟增長預計達到4.9%，中國經濟增長預計在10%左右，總體發展形勢仍然趨好。同時國家將繼續實施一系列宏觀調控政策，加快產業結構調整，拉動消費結構升級，有利於刺激國內鋼材市場需求的持續增加。從本公司內部看，產品檔次、核心競爭能力大大提高，具備了同世界一流鋼鐵企業競爭的有利條件。同時鮁魚圈新區已開工建設，必將為本公司未來的發展增添新的動力。

2. 本公司二零零七年度的經營計劃

二零零七年本公司將努力構建和諧企業，為把鮁魚圈鋼鐵項目建設成為現代化鋼鐵新區，為把本公司打造成最具國際競爭力的鋼鐵企業做出新貢獻。

(1) 生產經營再上新台階。

(2) 實施技術創新戰略，建設精品鞍鋼，走創新型企業發展道路。

(3) 實施營銷擴展戰略，實現主業延伸化，鞏固和擴大國內「雙高」產品市場，加快本公司國際化經營的發展步伐。

(4) 實施協調和諧發展戰略，進一步提升企業市場競爭力。

(5) 強化生產組織，在提高生產管理水平上實現新突破。抓好煉鐵生產，實現全工序生產穩定運行，加速西區全綫達產達標進程。

(6) 加快技改進程，在提升總體裝備水平上實現新突破。科學組織，確保新建項目按期投產；做好西區完善化項目的組織工作；加大技術改造項目的管理力度。

本公司治理結構

1. 本公司治理結構狀況

本公司嚴格按照《公司法》、《證券法》、中國證監會有關規定以及《香港聯交所證券上市規則》(「上市規則」)、《深圳證券交易所股票上市規則》的要求,規範運作,建立了較完善的法人治理制度。

本公司董事會下設四個專門委員會,其中薪酬與考核委員會、審計委員會、提名委員會都是由獨立非執行董事擔任召集人,並獨立非執行董事佔多數。

2. 獨立非執行董事履行職責情況

本公司已聘任了獨立非執行董事,建立了獨立非執行董事制度,獨立非執行董事能夠按照有關法律、法規的要求履行自己的職責,對本公司重大事項發表獨立意見,維護本公司及廣大中小投資者的利益。

二零零六年度本公司獨立非執行董事出席董事會的情況:

獨立非執行董事姓名	應參加董事會次數	親自出席(次)	委託出席(次)	缺席(次)	備註
吳溪淳	6	5	1	—	二零零六年六月二十日起出任本公司獨立非執行董事
王林森	9	9	—	—	—
劉永澤	9	9	—	—	—
李澤恩	9	9	—	—	—
王小彬	9	8	1	—	—

3. 本公司與控股股東在業務、人員、資產、機構、財務等方面做到了完全分開,本公司在業務、人員、資產、機構、財務等各個方面均與控股股東完全獨立設置和運作,符合有關法律、法規的要求。本公司具有獨立完整的業務及自主經營能力。

4. 本公司對高級管理人員的考評及激勵機制情況

本公司對高級管理人員實行崗薪和風險年薪的分配形式,崗薪同本公司總體經營成果掛鈎,風險年薪與個人業績表現和承擔的經營指標掛鈎。

業務回顧：(續)

6. 企業管理水平提升

從貫徹「精細」管理理念，明確管理責任，提高管理績效的要求出發，重新設計和優化了本公司的質量、環境、職業健康與安全管理體系，建立了科學、高效、簡潔、適用的制度體系，發佈本公司質量、環境、職業健康與安全管理手冊和59個管理程序文件、128個管理辦法。順利通過了質量、環境、職業健康與安全管理體系复評認證和汽車板的TS16949年度監督審核。

加強全面預算管理，建立了預算指標評價體系和預警機制，實現了對各項費用的有效控制。全面推行工序標準成本管理，細化成本核算，提高了工序成本控制水平。《鋼鐵企業工序標準成本管理體系的構建與實施》獲得國家級企業管理現代化創新成果二等獎。

完善質量管理體系，開展質量管理工具的培訓和應用，推動了質量管理全面上水平。通過強化工藝紀律，開展質量攻關，完善、優化產品工藝路綫和工藝參數，不斷解決產品質量缺陷，提高了產品質量和檔次。產品質量達到國際先進水平比例為74.25%，同比提高3.74個百分點。

ERP系統成功上綫運行。東部煉鋼、熱軋、冷軋、鍍鋅等生產工藝流程所有扁平材生產綫全部實現「數字化」生產，銷售、質量、生產、化檢驗、儲運、結算管理整個業務流程駛上了快捷的信息高速公路，實現生產實時掌控、節奏快速連貫、拉近用戶距離、提高生產效率的目標。

7. 對外戰略合作邁出新步伐

本公司高度重視對外投資合作的管理工作，專門設立了投資管理機構，對外投資項目實行集中統一管理。進一步加大了對鋼鐵主業上、下游產業的投資力度，先後與黑龍江省龍煤礦業集團、山西焦煤集團等國有大型煤炭企業開展合作洽談，並與山西焦煤集團簽署了《全面戰略合作框架協議》以及為期20年的《長期購銷戰略合作協議》。與德國蒂森克虜伯再次達成協議，對鞍鋼新軋－蒂森克虜伯鍍鋅鋼板有限公司(「鞍蒂大連」)進行增資，共同出資建設第二條鍍鋅線。雙方還在長春合資成立了鞍鋼蒂森克虜伯鋼材配送(長春)有限公司(「鞍蒂長春」)，現正在進行施工建設。

業務回顧：(續)

4. 技改項目達產達效進展順利

以新2#、3#高爐、新轉爐及2150、2130生產綫為核心的西區500萬噸板材精品基地全部建成投產，全綫達產達效指標實現快速攀升。

鰱魚圈新區建設全面鋪開，並取得了階段性成果。

5. 企業改革成效顯著

順利完成了鋼鐵主業整合任務。

深化集中一貫管理體制，優化業務流程，為鰱魚圈新區儲備人才。先後整合組建了質量檢驗中心、中厚板廠、第三煉鋼連軋廠、原燃料加工儲運中心、能源動力總廠，撤銷了型材廠、煉鐵西區分廠建制。建立了科學有效的激勵約束機制，形成了與崗位動態管理相匹配的崗薪工資體系，薪酬管理更加完善；深化了人事制度改革，實行領導幹部公開選拔和管理崗位公開競聘上崗機制，完善了崗位靠競爭、人員能流動、身份能轉變的用人機制。



業務回顧：(續)

2. 科研開發取得新成效

本公司充分發揮改造後先進的技術裝備優勢，大力開展科技攻關，推進科技創新。全年開發、試製、推廣新產品343.9萬噸，同比增加143萬噸。開展各類科研課題攻關213項，課題數量創歷史之最。本公司開發的國內最寬規格的1900mm管綫鋼卷板試製成功並供貨；X100管綫鋼通過西安管材所評審，本公司成為國內首家具備生產X100管綫鋼的生產廠家；厚板熱煨彎管用鋼替代進口產品，成功用於川渝輸氣管線工程；蝸殼用鋼開發成功並應用於小灣電站、瀑布溝電站，使本公司成為國內蝸殼用鋼重要生產供貨基地。高強度熱軋雙面搪瓷鋼板填補國內空白，產品成功打入北京奧運會和酒泉衛星發射基地等重點工程。高強度冷軋汽車用鋼(DP鋼和TRIP鋼)開發取得重大突破，本公司成為德國大眾全球採購的重要汽車板供應商；70L帘綫鋼產品通過全球最大帘綫製品企業—貝卡爾特公司認證。高強、超高強度船體結構、海洋工程結構用鋼成功開發，並通過英國、挪威等9國船級社的權威認證，鋼種從10個增加到128個，最大厚度規格從原來的40mm增加到100mm，產品達到國內領先、世界先進水平，鞍鋼牌船板榮獲中國名牌產品稱號。

3. 營銷管理業績顯著

進一步完善了以市場為導向，銷售、科研、生產一體化的營銷管理體制。大力調整品種結構，以滿足顧客的不同需求為目的，突出抓好熱軋板、冷軋板、塗鍍板、硅鋼、中厚板、長材六大系列的專用材市場開發。專用材完成1,107萬噸，同比提高478萬噸。

大力開發直供企業，全年直供企業銷售量達612萬噸，佔國內銷售量的57.15%。積極擴大產品出口，實現出口訂貨335萬噸，出口產品佔商品材比例達到23.82%。積極參與國內重點工程建設，提高鞍鋼品牌形象。

業務回顧：

1. 生產經營指標創歷史新高

報告期內，本集團生產鐵1,515.20萬噸；生產鋼1,516.68萬噸，比上年增長348.70%；生產鋼材1,402.35萬噸，比上年增長131.90%。其中冷軋板238.56萬噸、鍍鋅板及彩塗板100.43萬噸、厚板109.75萬噸、綫材94.38萬噸、大型材71.61萬噸、熱軋板544.03萬噸、冷軋硅鋼80.04萬噸、中板產量94.79萬噸、中型材9.32萬噸、小型材3.93萬噸、無縫鋼管55.51萬噸。

實現銷售收入、利潤均創歷史最高水平，銷售利潤率、成本利潤率和每股收益等指標處於國內同行業領先水平。





本人謹此代表鞍鋼股份有限公司董事會提呈本集團截至二零零六年十二月三十一日止年度報告，並向各位股東致意。

二零零六年經營業績：

按《國際財務報告準則》，本集團截至二零零六年十二月三十一日止年度實現本公司股東應佔利潤為人民幣7,094百萬元，比上年增長235.10%，每股基本加權平均收益為人民幣1.196元。

按中國會計準則及制度，本集團截至二零零六年十二月三十一日止年度實現淨利潤為人民幣6,845百萬元，比上年增長229.24%，每股加權平均收益為人民幣1.204元，每股攤薄收益為人民幣1.154元。

利潤分配：

本公司根據中國法規及本公司章程，從按中國會計準則及制度二零零六年度淨利潤人民幣6,839百萬元中，提取法定公積金人民幣684百萬元，加二零零六年初未分配利潤人民幣3,744百萬元，可供股東分配的利潤為人民幣9,899百萬元，減分配二零零五年度股利人民幣1,067百萬元，二零零六年末本公司可供分配利潤為人民幣8,832百萬元。其中本年度實現可供分配利潤人民幣6,155百萬元。董事會建議以二零零六年十二月三十一日總股本5,932,985,697股為基數，二零零六年度每股派發現金紅利人民幣0.58元(含稅)，向股東分配可供分配利潤人民幣3,441百萬元。方案實施後，可供分配利潤剩餘人民幣5,391百萬元。此項分配預案尚須提交二零零六年度股東大會審議。

按中國會計準則及制度編制(續)

5. 報告期內股東權益變動情況(按中國會計準則及制度編制)

單位：人民幣百萬元

項目	股本	資本公積	盈餘公積	其中：法定公益金	未分配利潤	股東權益合計
期初數	2,963	3,090	1,544	772	3,732	11,329
本期增加	2,970	9,757	684	—	6,845	20,256
本期減少	—	—	—	772	1,751	1,751
期末數	5,933	12,847	2,228	—	8,826	29,834

變動原因：

(1) 股本增加是由於向鞍鋼集團公司新增了29.7億股股份，作為本公司向鞍鋼集團公司收購鞍鋼新鋼鐵公司100%股權的部分對價。

(2) 資本公積增加：一是由於向鞍鋼集團公司新增了29.7億股股份的股本溢價人民幣9,753百萬元；二是無法支付的應付款增加人民幣1百萬元；三是收到鞍山市財政局名牌產品獎勵款人民幣3百萬元。

(3) 盈餘公積增加是根據淨利潤10%提取法定盈餘公積。

(4) 法定公益金減少是由於根據中國財政部頒佈的《關於《公司法》施行後有關企業財務處理問題的通知》，本公司對2005年12月31日的公益金結餘人民幣772百萬元，轉作法定盈餘公積金管理使用。

(5) 未分配利潤增加是由於本年度經營產生淨利潤；未分配利潤減少是由於提取10%盈餘公積人民幣684百萬元和本期支付股利人民幣1,067百萬元。

按中國會計準則及制度編制*(續)*

3. 本集團近三年主要會計數據和財務指標

單位：人民幣百萬元

指標項目	二零零六年	二零零五年	二零零四年
主營業務收入	**54,596**	26,488	23,228
淨利潤	**6,845**	2,079	1,776
扣除非經常性損益的淨利潤	**7,111**	2,079	1,777
總資產	**58,430**	14,290	15,343
股東權益(不含少數股東權益)	**29,834**	11,329	10,134
每股收益(加權平均)*(人民幣元)*	**1.204**	0.702	0.600
每股收益(攤薄)*(人民幣元)*	**1.154**	0.702	0.600
每股淨資產*(人民幣元)*	**5.03**	3.82	3.42
調整後的每股淨資產*(人民幣元)*	**5.03**	3.82	3.42
每股經營活動產生的現金流量淨額*(人民幣元)*	**1.868**	0.862	0.538
淨資產收益率(攤薄)	**22.94%**	18.35%	17.53%
淨資產收益率(加權平均)	**26.44%**	19.52%	18.62%
扣除非經常性損益後淨資產收益率(加權平均)	**27.47%**	19.52%	18.63%

4. 按照中國證監會《公開發行證券公司信息披露編報規則(第9號)》要求計算二零零六年報告期利潤的淨資產收益率和每股收益

	淨資產收益率(%)		每股收益(人民幣元/股)	
報告期利潤	全面攤薄	加權平均	全面攤薄	加權平均
主營業務利潤	43.51	50.15	2.188	2.283
營業利潤	32.20	37.12	1.619	1.690
淨利潤	22.94	26.44	1.154	1.204
扣除非經常性損益前的淨利潤	23.84	27.47	1.199	1.251

按中國會計準則及制度編制(續)

2. 本集團本年度按中國會計準則及制度計算的淨利潤為人民幣6,845百萬元，按《國際財務報告準則》計算的本公司股東應佔利潤為人民幣7,094百萬元。其差異為人民幣249百萬元，差異原因為：

(1) 合營公司開辦費用沖銷減少利潤人民幣3百萬元；

(2) 重估土地使用權攤銷增加利潤人民幣5百萬元；

(3) 一般借款利息資本化增加利潤人民幣168百萬元；

(4) 無法支付的應付款增加利潤人民幣1百萬元；

(5) 政府獎勵款增加利潤人民幣3百萬元；及

(6) 遞延税項增加利潤人民幣75百萬元。



按中國會計準則及制度編制

1. 本集團本年度主要會計數據：

截至二零零六年十二月三十一日止年度

單位：人民幣百萬元

項目	金額
利潤總額	9,213
淨利潤	6,845
扣除非經常性損益後的淨利潤	7,111
主營業務利潤	12,980
其他業務利潤	14
營業利潤	9,607
投資收益	3
營業外收支淨額	(397)
經營活動產生的現金流量淨額	11,084
現金及現金等價物淨增加額	1,136

註： 本報告期內本集團扣除非經常性損益的項目及金額：

序號	非經常性損益項目	影響利潤金額 *(人民幣百萬元)*
1	營業外收入	11
2	營業外支出	(408)
3	相關所得稅	131
4	合計	(266)

按《國際財務報告準則》編制

單位：人民幣百萬元

	二零零六年	二零零五年	二零零四年
營業額	**54,596**	26,488	23,228
税前利潤	**9,387**	3,036	2,664
所得税	**2,293**	919	867
本公司股東應佔年度利潤	**7,094**	2,117	1,798
總資產	**58,936**	14,224	14,900
總負債	**28,935**	2,973	4,878
本公司股東應佔權益	**30,001**	11,251	10,022
每股淨資產（人民幣元）	**5.06**	3.80	3.38
每股收益（基本）（人民幣元）	**1.196**	0.715	0.607
每股收益（攤薄）（人民幣元）	**—**	—	0.606
淨資產收益率	**23.64%**	18.82%	17.94%



本公司簡介(續)

1.	本公司法定名稱：	
	中文：	鞍鋼股份有限公司
	英文：	ANGANG STEEL COMPANY LIMITED
2.	本公司法定代表人：	劉 玠(於二零零七年三月二十六日法定代表人變更為張曉剛)
3.	本公司董事會秘書：	付吉會
	聯繫地址：	中國遼寧省鞍山市千山區千山西路1號
	電話：	86-412-8417273 86-412-8419192
	傳真：	86-412-6727772
4.	本公司註冊地址：	中國遼寧省鞍山市鐵西區鞍鋼廠區
	郵政編碼：	114021
	電子信箱：	ansteel@ansteel.com.cn
5.	本公司年度報告備置地點：	本公司董事會秘書室
	股票上市地點：	A股：深圳證券交易所 H股：香港聯合交易所
	股票簡稱：	A股：鞍鋼股份 H股： 鞍鋼股份
	股票代碼：	A股：000898 H股：0347

本公司簡介(續)

本公司於二零零六年一月二十六日以每股人民幣4.29元價格向鞍鋼集團公司新增29.7億股A股股份，作為收購鞍鋼集團新鋼鐵有限責任公司(「鞍鋼新鋼鐵公司」)100%股權的部分對價。該部分股份於二零零六年二月二十三日在中國證券登記結算有限責任公司深圳分公司完成登記託管，自二零零六年二月二十三日起36個月內不上市交易或轉讓。本次新增股份後，本公司股份總數變為5,932,985,697股。

二零零六年六月二十日，本公司二零零五年度股東大會批准本公司變更名稱，中文名稱由原「鞍鋼新軋鋼股份有限公司」變更為「鞍鋼股份有限公司」，英文名稱由原「Angang New Steel Company Limited」變更為「Angang Steel Company Limited」。二零零六年九月二十九日，本公司取得了變更後的企業法人營業執照。

本公司於二零零五年十二月實施股權分置改革，本公司非流通股股東鞍鋼集團公司向於股權分置改革方案實施股權登記日登記在冊的A股流通股股東每10股支付2.5股A股和1.5份「鞍鋼JTC1」認購權證，鞍鋼集團公司共向A股流通股股東支付A股股份188,496,424股和「鞍鋼JTC1」認購權證113,097,855份。二零零六年十二月「鞍鋼JTC1」認購權證到期，共有110,601,666份權證成功行權，鞍鋼集團公司因此向A股流通股股東以每股人民幣3.386元的價格出售股份110,601,666股，到期日未成功行權的「鞍鋼JTC1」認購權證於到期日後註銷。行權後，本公司股份總股數不變，鞍鋼集團公司持有的A股股份變為3,989,901,910股，其他A股股東持有股份變為1,053,083,787股，H股股東持股890,000,000股。

本公司的主營業務包括生產銷售熱軋板、冷軋板、鍍鋅板、彩塗板、硅鋼、中厚板、綫材、大型材、無縫鋼管等鋼鐵產品。廣泛用於汽車、建築、造船、家用電器、鐵路建設、制管等領域。本公司產品在國內外均具有較強的競爭實力，本公司裝備水平處於國內先進水平。



鞍鋼股份有限公司(「本公司」)董事會(「董事會」)、監事會(「監事會」)及董事、監事、高級管理人員保證本報告所載資料不存在任何虛假記載、誤導性陳述或者重大遺漏,並對其內容的真實性、準確性和完整性承擔個別及連帶責任。

本公司負責人董事長張曉剛、主管會計工作負責人總會計師及會計機構負責人財務部部長馬連勇保證本報告中財務報告的真實、完整。

本公司董事會欣然宣佈本公司及本公司的合營公司(「本集團」)截至二零零六年十二月三十一日止年度的業績報告。

本公司簡介

本公司是於一九九七年五月八日,由鞍山鋼鐵集團公司(「鞍鋼集團公司」)作為唯一發起人設立的股份有限公司,及根據重組,將發起人原所屬的冷軋廠、綫材廠、厚板廠注入本公司,淨資產經國有資產管理局確定為人民幣2,028,817,600元,折為以國有法人股形式向鞍鋼集團公司發行內資股1,319,000,000股,每股面值人民幣1元。

本公司於一九九七年七月二十二日發行890,000,000股H股,按每股1.63港元價格發行,並於一九九七年七月二十四日在香港聯合交易所掛牌交易。本公司於一九九七年十一月十六日在境內發行了300,000,000股A股,按每股人民幣3.90元價格發行,其中:公開發行285,505,400股,向本公司職工配售公司職工股14,494,600股。境內公開發行的285,505,400股於一九九七年十二月二十五日在深圳證券交易所掛牌交易。向本公司職工配售的公司職工股14,494,600股於一九九八年六月二十六日在深圳證券交易所掛牌交易。

本公司於二零零零年三月十五日在中華人民共和國(「中國」)發行人民幣15億元A股可轉換公司債券,二零零五年三月十四日本公司A股可轉換債券到期還本付息,並於同日停止轉股自行摘牌。至到期日止,本公司可轉換債券共轉股453,985,697股A股。

一. 本公司簡介 2

二. 本集團會計數據和業務數據摘要 5

三. 董事長報告書 10

四. 股本變動及股東情況介紹 18

五. 股東大會簡介 26

六. 董事、監事及高級管理人員簡介 27

七. 董事會報告 31

八. 監事會報告 43

九. 管理層討論及分析 45

十. 企業管治報告 55

十一. 重大事項 64

十二. 年度股東大會 76

十三. 財務報告
(根據中華人民共和國會計準則和制度編制) 78
(根據國際財務報告準則編製) 139
補充資料 201

十四. 本公司的其他有關資料 205

十五. 備查文件 206

目錄

[illegible]

[illegible]股份有限公司

鞍鋼股份有限公司
ANGANG STEEL COMPANY LIMITED*

(在中華人民共和國註冊成立之股份有限公司)
(前稱「鞍鋼新軋鋼股份有限公司(Angang New Steel Company Limited*)」)

(股票代碼：0347)



二零零六年報


END

*僅供識別